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NATIONAL INSTRUMENT 43-101 INDEPENDENT TECHNICAL REPORT ON THE NAMOYA GOLD PROJECT, MANIEMA PROVINCE, DEMOCRATIC REPUBLIC OF THE CONGO

PREPARED FOR
BANRO CORPORATION
BY
VENMYN RAND (PTY) LTD

QUALIFIED PERSON:-
ANDREW N. CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.
Pr Sci Nat, MSAIMM, FAusIMM, FGSSA,
MAIMA, M.Inst.D., MSPE.
MANAGING DIRECTOR

COMPILED BY:-
MPAI M. MOTLOUNG
BSc. (Hons) Geol., GDE (Mining)
Pr. Sci. Nat., MGSSA, MSAIMM
MINERAL INDUSTRY ADVISOR

OUR REFERENCE:-D1058M
EFFECTIVE DATE OF THE REPORT: -24TH JANUARY 2012

**NATIONAL INSTRUMENT 43-101
INDEPENDENT TECHNICAL REPORT
ON THE
NAMOYA GOLD PROJECT
PREPARED FOR
BANRO CORPORATION
BY
VENMYN RAND (PTY) LIMITED**

SUMMARY

This National Instrument 43-101 (NI 43-101) Technical Report (technical report) was compiled to describe the technical aspects of the Namoya Gold Project, located in the province of Maniema, in the Democratic Republic of the Congo (DRC). The project is located in a remote area approximately 195km west of Lake Tanganyika, near the provincial border of the South Kivu Province, far from business districts and built up areas. Kinshasa, the capital city of DRC, lies 1,355km west of the prospect, while business districts of Bukavu (South Kivu, DRC), Bujumbura (Burundi) and Kigali are located more than 200km to the northeast of the property.

The project operates under the ownership of Namoya Mining Sarl (Namoya Mining), a wholly owned subsidiary of Banro Corporation (Banro). The Namoya Project consists of one exploitation permit (Permis d'Exploitation or PE), No.18, CAMI/CE/923/2004. Banro holds a 100% interest in the Namoya Project through its wholly owned subsidiary Namoya Mining. Its exploitation permit will expire in 2027 and is subject to renewal under Article 80 of Law No. 0707/2002 July 2002 for consecutive 15-year periods. Under this PE, the Namoya Project covers 203 Carrés, which equates to an area of 174km².

The Namoya Project is hosted within the 2.5Ga Kibaran belt, a Proterozoic aged intracontinental mobile belt situated between the Congo (to the west) and Tanzanian (to the east) Cratons. The Namoya Project consists of four distinct prospects which are referred to as Mwendamboko, Muviringu, Kakula and Namoya Summit. These are near vertical and linear orebodies, made up of either fine to very fine-grained sericite schist or quartz veins and quartz stockworks hosted within metasediments. The quartz systems generally have a higher concentration of gold than the sericite schist orebodies.

Exploration in Namoya began in 2004 using geochemical methods, i.e. soil, adit and trench sampling, regional scale mapping and drilling. In 2005, a more detailed adit sampling and mapping programme was carried out to increase geological confidence and to confirm historical data. The historical data was validated and geological confidence improved by constraining the physical extent of the mineralisation (width of each deposit). The end result of this programme was a conversion of 436Koz of gold from Inferred to Indicated category. The results were consolidated into a Preliminary Assessment in 2007.

The first phase of drilling in early 2005 consisted of 70 diamond drill holes totalling 9,442 meters and the second phase, completed in May 2007, of 36 drill holes totalling 7,411.5 meters. This exploration programme yielded a declaration of 8.9Mt, at a grade of 3.27g/t, generating 938kozAu in the Indicated Category and 7.0Mt, at a grade of 2.73g/t, generating 621.5kozAu in the Inferred Category.

To date, 295 diamond drill holes totalling 43,502 meters have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometers long, northwest trending mineralized zone, which hosts the four main deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit. This exploration has yielded a resource of 1.58Moz Au in Measured and Indicated categories as shown in the table overleaf.

Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube and Filon B, all within two kilometres of the four main deposits, to further increase oxide and transition ounces for the heap leach project.

The most recent mineral resources statement is shown in the table below:-

ORE ZONE	MEASURED			INDICATED			TOTAL MEASURED AND INDICATED		
	TONNES (Mt)	Au (g/t)	OUNCES (Moz)	TONNES (Mt)	Au (g/t)	OUNCES (Moz)	TONNES (Mt)	Au (g/t)	OUNCES (Moz)
Oxide	8.50	1.86	0.51	1.65	1.45	0.07	10.15	1.66	0.58
Transitional	6.16	2.03	0.40	0.76	1.30	0.03	6.93	1.66	0.43
Fresh rock	5.25	2.36	0.40	2.45	2.10	0.17	7.70	2.23	0.57
TOTAL	**19.91**	**2.05**	**1.31**	**4.86**	**1.75**	**0.27**	**24.77**	**1.99**	**1.58**

Notes: Effective Date of the resource estimation is as at 23rd December 2011.
A gold price of USD1,700 was used to estimate resources.
A cut-off grade of 0.4g/t was utilised to limit the resources.
Average grade refers to the combined grade of ore and waste in a specified zone.
Resources were estimated to a vertical depth of 300m.

The inferred mineral resources are reported in the table below:-

ORE ZONE	INFERRED		
	TONNES (Mt)	Au (g/t)	OUNCES (Moz)
Oxide	2.41	1.18	0.10
Transitional	2.71	1.18	0.10
Fresh rock	4.35	1.74	0.24
TOTAL	**9.47**	**1.44**	**0.44**

Notes: Effective Date of the resource estimation is as at 23rd December 2011.
A gold price of USD1,700 was used to estimate resources.
A cut-off grade of 0.4g/t was utilised to limit the resources.
Average grade refers to the combined grade of ore and waste in a specified zone.
Resources were estimated to a vertical depth of 300m.

Development at the Namoya Project includes basic mine infrastructure such as offices, maintainance facilities, accommodation facilities and maintance workshops. The project is also equipped with road, power and water infrastructure which Namoya Mining had constructed as none of this infrastructure existed before the project commenced. MDM Engineering is currently involved in carrying out plant design and optimisation. The design encompasses a heap leach gravity plant with expected recoveries of a heap leach recovery of 86% along with gravity recovery of 22%. Engineering and plant optimisation studies are currently on-going.

A key aspect of this report is the presentation of technical and economic information that has been evaluated within the context of latest market developments. At the time of reporting, the following economic parameters were relevant:-

DESCRIPTION	UNITS	AMOUNT
Gold Production - Life of Mine	oz	768,633
Production Plan	Years	8
Working Capital Required	USDm	5.40
Construction Capital Required	USDm	148.86
Funding to Self Funding Capital	USDm	154.26
Sustainable & Closure Capital	USDm	23.57
Total Life of Mine Capital	USDm	177.83
Au Price	USD/oz	1,500.00
Profit Tax (Tax on net profit from Operations)	%	4
Gold Royalty	%	1
Mining cost	USD/t mined	3.87
Mining cost	USD/tonne ore crushed	11.61
General and Admin	USD/tonne ore	2.92
Process Plant - Truck Stacking	USD/tonne ore	8.15
Royalty , Refinery & Transport	USD/ounce recovered	19.25
Rehabilitation Costs (HL + Tailings)	USD/tonne mined	0.26

The economic assessment carried out on the estimated resources yielded the following mineral asset sensitivity analyses on the after tax profits:-

GOLD PRICE (USD/oz)	IRR (%)	NPV (USDm) AT A DISCOUNT RATE		
		5%	10%	15%
1,100	39.7	215	160	118
1,500	71.3	457	366	295
1,600	78.7	517	418	339

Note: Best case scenario is highlighted.

The technical and financial merits of the Namoya Project provide good prospects for potential economic extraction of gold in the future, given the current macro-economic conditions. The Namoya Project Phase 1 is a highly competitive and robust gold project capable of absorbing almost all uncertainties in the estimated operational expenditure and capital expenditure. It should be noted that the above financial analysis does not take into account on-going exploration, feasibility, financing or interest costs and any up-side potential that could arise through the exploitation of additional mineral resources over and above those considered in the LOM for Phase 1.

The Namoya Project is a robust, technically and economically feasible project. Venmyn recommends that further development into the next stage of mining cycle be pursued.

TABLE OF CONTENTS

VENMYN
Independence you can trust

LIST OF FIGURES

LIST OF TABLES

LIST OF APPENDICES

1. INTRODUCTION

Venmyn Rand (Pty) Ltd (Venmyn) has been requested by Banro Corporation (Banro) to prepare a Canadian NI43-101 compliant technical report on the Namoya Gold Project (Namoya), as per the requirements of applicable Canadian securities laws. Namoya is located in the Maniema Province of the DRC as shown in Figure 1.

This report presents the technical aspects of the project, including a description of the geology, the type and style of mineralisation, as well as historical and most recent exploration and sampling work carried out by Namoya Mining. In addition, mineral resource estimates for the Namoya Project are provided, as well as an economic assessment and financial valuation of the asset in keeping with the guidelines as set out in NI43-101.

Venmyn is an independent advisory company. Its consultants have extensive experience in preparing technical, competent persons', technical advisers' and valuation reports for mining and exploration companies. The information in this report and the associated appendices relating to exploration results and mineral resources is based on information compiled by Mr Andrew Clay, who is a Fellow of the Geological Society of Southern Africa and a Member of the South African Institute of Mining and Metallurgy, and Ms Mpai Motloung, who is a Member of both the Geological Society of South Africa and South African Institute of Mining and Metallurgy, both registered professional natural scientists with the South African Council of Natural Scientific Professions as set out in the Appendix 3 (Qualified Person's Certificates). Mr. Clay has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Qualified Person, as defined in the NI43-101. Mr. Clay and Ms. Motloung are employed by Venmyn.

Neither Venmyn nor its staff have, or have had, any interest in this project capable of affecting their ability to give an unbiased opinion, and have not received, and will not receive, any pecuniary or other benefits in connection with this assignment, other than normal consulting fees.

1.1. Sources of Information

Venmyn utilised information in studies carried out by Senet Dynamic Engineering (SENET), compiled in NI 43-101 compliant Preliminary Assessment format, titled "Preliminary Assessment NI43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo", first carried out in August 2007 and subsequently updated in March 2011. These studies were co-ordinated by SENET which authored the report and was responsible for the plant design and financial valuation. In addition, digital maps and personal communication were utilized in conjunction with these reports. MDM provided information on infrastructure and plant design, together with inputs for the economic analysis. Wherever possible, Venmyn utilised information available in the public domain, such as company websites and public library documents.

Banro has warranted in writing that it has openly provided all material information to Venmyn, which, to the best of its knowledge and understanding, is complete, accurate and true, having made due enquiry. Venmyn is not aware of any current or pending litigation or liabilities attached to any of the Banro Group exploration projects.

1.2. Site Visit and Involvement

Venmyn carried out a personal inspection, with the Qualified Person Mr. Clay present, of the site on the 9th June 2011. During the site visit Venmyn was able to carry out a technical inspection of the site, inspect some drill core, interview the geologists and Project Manager on the sampling and drilling site protocols and security as well as quality control issues. Venmyn was also able to visit the Banro Group sample preparation laboratory in Bukavu and carry out an independent audit on its procedures and standards.

2. RELIANCE ON OTHER EXPERTS

Information regarding ownership, corporate matters and legal tenure was provided by Banro.

REGIONAL LOCATION AND SURROUNDING INFRASTRUCTURE OF THE NAMOYA PROJECT


DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
GABON
CONGO
UGANDA
RWANDA
BURUNDI
TANZANIA
CABINDA
ANGOLA
ZAMBIA
Bangui
Congo River
Okapi Game Lodge
Kisangani
Mbandaka
Ubundu
Beni
Butembo
Goma
Bukavu
KINSHASA
Brazzaville
Kinshasa
Ilebo
Kikwit
Kananga
Tshikapa
Mbuji-Mayi
Muanda
Matadi
Kamina
Dilolo
Kolwezi
Lubumbashi
PROJECT AREA
Lake Albert
Lake Edward
Lake Kivu
Lake Tanganyika
Lake Mweru
Atlantic Ocean
5°N
0°
5°S
10°S
15° E
25° E
30° E
N
Scale
300km
Source: Venmyn 2010
LEGEND:
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Maniema Province

CORPORATE STRUCTURE FOR BANRO CORPORATION


BANRO CORPORATION
100%
Banro Congo Mining SARL (Exploration) DRC
100%
100%
100%
100%
Twangiza Mining SARL
Namoya Mining SARL
Lugushwa Mining SARL
Kamituga Mining SARL

All of the Subsidiary Companies other than Banro Congo Mining SARL are governed by an approved mining convention

VIEW OVER NAMOYA PROJECT



VENMYN
Independence you can trust

Banro N143-101 - Namoya Project

FIGURE 02

3. PROPERTY DESCRIPTION AND LOCATION

3.1. Location

The Namoya Project is located in the Maniema Province of DRC, in a remote area approximately 195km west of Lake Tanganyika, near the provincial border of the South Kivu Province, as shown in Figure 1.

The project lies far from business districts and built up areas and is therefore situated a long distance away from the major road and rail networks and the power grid. Kinshasa, the capital city of DRC lies 1,355km west of the prospect, while business districts of Bukavu (South Kivu, DRC), Bujumbura (Burundi) and Kigali are located more than 200km to the northeast of the property. The project consists of one Permit d'Exploitation (PE) or Exploitation Permit No.18, which occupies an area of 174km^2.

3.2. Legal Aspects and Tenure

3.2.1. Tenure

Namoya Mining (a wholly owned subsidiary of Banro) holds a PE over the extent of the Namoya Project, which was issued in the form of a Certificat d'Exploitation (EC) or Exploitation Certificate for exploitation of gold on PE18, attached hereto as Appendix 4 and shown in Figure 3. The document was issued to Sakima SARL with licence number CAMI/CE/923/2004 on the 9th November 2004 and is valid for 30 years, subject to renewal for consecutive 15-year periods. Sakima subsequently ceded all its mineral rights to Namoya Mining on 27th December 2004. An official letter of transfer of mineral rights from Cadasterie Miniere (CAMI) is attached hereto as Appendix 5.

The history of the legal tenure and ownership of Namoya Project is far reaching and complex. In 1976, a mining company called La Sociéte Mieneré et Industrielle du Kivu Sarl (SOMINKI) was formed from the amalgamation of previous mining companies in Zaire. SOMINKI held 10 PEs covering an area of 238km^2 and 47 mining concessions covering 10,034km^2.

In 1996, SOMINKI was owned by a joint venture between African Mineral Resources Inc. (AMRI), a wholly owned subsidiary of Banro (then Banro Resource Corporation), Mines D'Or du Zaire (MDDZ) and the then Government of Zaire. Banro and MDDZ each held 36% equity, while the government held 28% ownership in SOMINKI. Banro acquired MDDZ's 36% equity in SOMINKI in December 1996, which made it the majority shareholder in SOMINKI with 72%.

In 1997, Banro, SOMINKI and the Government the DRC agreed to compile a new Mining Convention (discussed in detail in Section 3.2.3), in which all of SOMINKI's gold assets would be transferred to a separate company. This company was named Societé Aurifère du Kivu et du Maniema Sarl (SAKIMA) and Banro had the controlling interest 93% while 7% was held by the Government of the DRC according to the terms of the Mining Convention.

In July 1998, President Laurent D. Kabila issued a Presidential Decree, which amongst other things, effectively expropriated SAKIMA's gold assets. In response to this, Banro initiated international arbitration proceedings against the Government of the DRC with the aim of receiving compensation for its expropriated assets.

In April 2002, the Government of the DRC formally signed a settlement agreement with Banro to resolve the arbitration proceedings against it. The agreement, amongst other things, called for Banro to hold a 100% interest in the Namoya Property under a revised Mining Convention which expires in March 2027 and is subject to extensions of consecutive 15 year terms as per the New Mining Code.

3.2.2. Surface Rights and Access

According to the DRC laws, the surface rights and the mineral rights pertaining to one property are not separated. Therefore, Namoya Mining has access to both the surface and mineral rights to the Namoya Project under its exploitation permit.

LEGAL TENURE AND LOCAL INFRASTRUCTURE MAP OF NAMOYA PROJECT



NAMOYA AND OTHER EXPLOITATION PERMIT LOCATIONS
N
Kingulube
Shabunda
PE 68
PE 40
PE 44
PE 41
PE 43
PE 42
3°00'S
PE 39
PE 36
Mwenga
Kamituga
PE 37
KAMITUGA PROPERTY
PE 2601
PE 238
PE 38
LUGUSHWA PROPERTY
Iluia
3°30'S
Nzingu
Kalole
PE 18
NAMOYA PROPERTY
0
Scale
50km
27°30'E
28°00'E
28°30'E
Source: Banro
LEGEND
Towns
Roads
Rivers
Exploitation Permit Outlines
LOCAL INFRASTRUCTURE OF NAMOYA PROPERTY
N
Mavinngu
Mwendamboko
Kakula
Namoya
Filon B
Namoya
Kama
0
Scale
2 km
LEGEND
Rivers
Roads
Villages
Property Boundary
Deposit Location and Name

VENMYN
Independence you can trust

Banro N143-101 - Namoya Project

FIGURE 03

3.2.3. Material Agreements

The only material agreement, which is in place at this point in the development of the project, is the Mining Convention of 2002 between Banro, SAKIMA and the Government of the DRC. This agreement was originally compiled in 1997 and subsequently amended in 2002 due to developments discussed in Section 3.2.1. It was compiled to:-

- transfer the mineral rights from SOMINKI to SAKIMA;
- affirm the conditions under which SAKIMA will be formed;
- initiate the programme prepared by SAKIMA; and
- establish legal, economic, financial and social conditions under which the SAKIMA would operate.

To this end, the following key issues emerge from the Mining Convention:-

- all mining titles (including that of the Hydro-electric Power) of SOMINKI (PE18 included) were to be transferred to SAKIMA in exchange of 25% of the ordinary shares of SAKIMA and the state was to approve the transfer;
- the starting capital was USD20m and divided into 10,000 shares, of which Banro had 93% (75% directly and 18% through its ownership of SOMINKI) and the State had 7%;
- SAKIMA would be exonerated from paying all professional tax on profits to the State for the first 10 years from the start of production. From the 11th year the professional tax would be fixed at 30%; and
- SAKIMA would be exonerated from Expatriate Salary Tax for the first 5 years of production and from the 6th to the 10th would have to pay 9% and thereafter 15%.

The change in ownership of the Namoya Project is shown in Figure 4.

3.2.4. Financial Obligations

Under Article 9 of the Mining Convention, discussed in Section 3.2.3, it is stated that "...the STATE shall grant SAKIMA Sarl, for the full duration of this Convention, total and complete exemption from all duties, taxes, contributions and deductions of whatever nature, whether direct or indirect, fiscal or parafiscal, national, regional or local; payable to the State, decentralized administrative bodies, professional or parastatal bodies, existing or yet to be established..."

This implies that Banro is exempt from any fees, taxes or rates with respect to its mineral and surface rights.

3.2.5. Environmental Liabilities

Historical mining activities and continuing artisanal mining are areas of potentially significant environmental concern. According to the Technical Report compiled by Banro in March 2006, artisanal miners use the local streams to wash alluvial gravels and crushed ore, while mercury is used in some cases to extract the gold.

Banro commissioned Congo Environmental and Mining Consultants (CEMC) in November 2005 to undertake an independent environmental audit on the alleged effects of historical and current artisanal mining activities in the Namoya Project area, amongst others.

SRK was commissioned in 2008 to carry out a baseline environmental study for the Namoya Project. This work was never completed since SRK's contract was terminated by Banro in 2009. The studies that were in progress at the time included hydrochemical analyses to determine the surface water quality and gas and dust monitoring to determine the air quality. These studies were not concluded therefore no conclusive statements can be made regarding the air and water quality.

CHANGE OF OWNERSHIP OF NAMOYA PROJECT SINCE 1996


1996
1997
2002
Banro Resource Corp
Government of DRC
Mining Convention
BANRO
BANRO CORPORATION
Government of Zaire
AMRI
MDDZ
28%
36%
JV 72%
36%
7%
93%
SOMINKI
SAKIMA
Kamituga Mining Sarl
Twangiza Mining Sarl
Namoya Mining Sarl
Lugushwa Mining Sarl
Other
Gold Rights
Transfer of Rights
Namoya Project
Twangiza Project
Lugushwa Project
Kamituga Project
Namoya Project
Twangiza Project
Lugushwa Project
Kamituga Project
Kamituga Project
Twangiza Project
Namoya Project
Lugushwa Project

VIEW OVER NAMOYA PROJECT



Source: Banro

Banro N143-101 - Namoya Project

FIGURE 04

3.2.6. Exploitation Permits

The DRC Mining Code was enacted by Law No. 007/2002 on the 11th of July 2002. The implementing measures of the Mining Code are provided by the Mining Regulation, enacted by Decree No. 038/2003 on the 26th of March 2003. The legislation includes environmental standards applicable to mining activities, also including quarry rights. The Mining Code provides for the issuance of exploration permits and exploitation permits. Namoya Mining holds exploitation permit No.18 for the Namoya Project, which entitles it to carry out exploration, development, construction and mining on the property.

According to the review of Namoya Mining's legal standing with regards to Namoya, Namoya Mining has no outstanding issues and is fully compliant with regards to its legal obligations. Venmyn is not aware of any other significant legal factors or risks that could materially impact on the Namoya Project.

4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Namoya area can be divided into two main topographic domains, namely the broad flat flood plains to the south of Namoya village, and the mountainous domain to the north. The plains lie between 800m and 900m above mean sea level (amsl).

The summit of Mount Mwendamboko to the north peaks at approximately 1,300mamsl. The northern region is cut by deep valleys with a well-formed drainage system made up of a dense dendritic network of short streams, less than 10km in length. The rivers are generally narrow and shallow with many rapids along their course.

Road access to the Namoya area is very difficult with limited four-wheel drive access via Samba, Kampene and Itula. A network of paths in the vicinity of the known deposits has been opened up to provide access by foot, motorbike and limited access via 4 x 4 vehicles.

The Namoya site can also be accessed via a small dirt airstrip approximately 1,000m long, which currently provides access for personnel and equipment. A schematic plan of the property is given in Figure 3 and Figure 5 provides views of the topography and physiography around the Namoya Project.

There are a number of small villages inhabited by artisanal miners in proximity to the property, notably the village of Namoya to the south of the known deposits. The village of Kama lies 4km southwest of the project area.

The climate in the eastern DRC is tropical. It is hot and humid in the equatorial river basin and cooler and wetter in the eastern highlands. The wet season takes place in April to October and the dry season from December to February north of the equator. South of the equator the wet season is from November to March and the dry season (April to October).

The climate allows for exploration and mining activities all year round. Exploration is more challenging during the wet season, as roads become muddy and slippery, pits are rapidly filled by water and field mapping will be extremely difficult.

The land around the Namoya Project is mainly equatorial rain forest, with very tall trees and grass. The plains south of the village of Namoya consist of equatorial forest interspersed with savannah and agricultural land, while the mountainous northern region is covered by extensive equatorial forest. There are several rivers which can provide water for exploration work.

The camp is situated next to a spring that flows all year around and from which drinking water is obtained. There is no grid supply of electricity in the area. Power at the exploration camp is currently supplied by generators and solar panels. The towns of Namoya and Kama are potential sources of a workforce. Many of the streams and rivers draining these hills are being mined and used for washing ore, and an area of processed washings in the valley next to Mwendamboko village exists.

The flatter ground to the south of the hills would provide ample tailings storage capacity for an eventual full scale operation. The historical process plant site houses abundant steel frames, agitator and leach tanks.

TOPOGRAPHY, ACCESS AND POPULATION CENTRE AROUND NAMOYA PROJECT

NAMOYA VILLAGE



VIEW OVER NAMOYA PROJECT FROM ABOVE - DEMONSTRATING LACK OF ACCESS



VIEW OVER NAMOYA PROJECT



HISTORICAL PROCESSING PLANT



5. HISTORY

5.1. Historical Ownership

In January 1996, Banro Resource Corporation's (now Banro Corporation) wholly-owned subsidiary, African Mineral Resources Inc. (AMRI), in conjunction with its joint venture partner Mines D'Or du Zaire (MDDZ), completed the purchase of the outstanding privately held shares of La Societé Minière et Industrielle du Kivu SARL (SOMINKI). This privately owned company was formed in 1976 as a result of the amalgamation of nine companies, including Compagnie Minière Zairoses Des Grand Lacs (MGL), and held 10 mining permits covering an area of 238km^2 and 47 mining concessions covering 10,034km^2. AMRI and MDZZ each controlled 36% of SOMINKI, with the remaining 28% held by the Government of Zaire (DRC). Banro subsequently acquired MDDZ's 36% interest in SOMINKI in December 1996.

In early 1997, Banro, SOMINKI and the government of the DRC agreed upon a new 30 year Mining Convention that provided for SOMINKI to transfer its gold assets to a newly created company. Societé Aurifère du Kivu et du Maniema SARL (SAKIMA) was incorporated to acquire the assets of SOMINKI as stipulated in the new Mining Convention. In addition, the Mining Convention included a ten year tax moratorium from the start of commercial production, the ability to export all gold production, the ability to operate in United States (US) currency, the elimination of import duties and title confirmation for all of the concessions. The Mining Convention provided for Banro to control 93% of SAKIMA, with the remaining 7% held by the Government of the DRC as a net carried interest.

In July 1998, President Laurent D. Kabila issued presidential decrees, which amongst other things, effectively expropriated SAKIMA's gold assets. As a result of these actions Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of Banro's gold assets.

In April 2002, the Government of the DRC formally signed a settlement agreement with Banro which led to Banro holding, through Namoya Mining, a 100% interest in the Namoya Property under the revived Mining Convention discussed in Section 3.2.1 and Section 3.2.6.

5.2. Historical Exploration

Exploration activities in the Namoya area can be divided into pre-2004 and post-2004 activities. All pre-2004 exploration and assay information for the area was conducted by the Compagnie Zairoise d'Enterprises Minières (Cobelmin). The historical exploration data includes:-

- 10,820 prospecting samples from 1,237 pits over an area of 4.5km2;
- 519 samples from 12 trenches totalling 519m;
- 10,144 samples from 103 adits and crosscuts totalling 8,530m;
- 6,462 samples from 112 diamond drill holes totalling some 9,540m; and
- 2,751 samples from four bench levels in the Mwendamboko open pit.

Cobelmin ceased operations in 1961 due to civil unrest, and no further work appears to have been conducted in the area prior to 2004. Artisanal miners continue to work in the area to this day.

5.2.1. Mwendamboko

Trenching began in 1946 and the first of 25 adits were excavated on the 1,273 level during 1947. A total of 59 diamond drill holes were drilled prior to 1951 and sufficient reserves were delineated to justify a 300tpd cyanidation project with power supplied by a hydro-electric power station situated 70km to the east. Nine parallel adits were driven on the 1,273 level, 13 adits on the 1,253 level and three adits on the 1,200 level. A series of crosscuts and horizontal drill holes are also located within the 1,200 level adits. A 1,039m long access adit on the 1,068 level with a series of horizontal drill holes explored the deeper and southeastern section of the deposit.

5.2.2. Muviringu

The first drill hole at Muviringu was drilled during 1958 and was followed in 1959 by five adits totalling 393m in length driven on the 1,203 level. A total of 17 diamond drill holes were drilled totalling 2,450m.

5.2.3. Kakula

Exploration was limited to the upper portions of the hill and began in the late 1940s with a comprehensive trenching and pitting programme. Little of the original geological data had been located by Banro and its consultants. The available data consists mainly of basic trench plans and incomplete geological logs. The first phase of adit excavation on the 1,240 level began in 1950 and ended in 1952. This was followed by two more adits on the 1,240 level and a long access adit on the 1,200 level.

Diamond drilling was conducted from the 1,200 level adit between 1957 and 1958. This drilling consisted of a series of horizontal and vertical drill holes designed to test the extent of the mineralization. Data for the 1,859m of adits and 1,311m of diamond drilling consists mostly of assay data and simplified geological codes. Some early attempts at geological interpretation exist in map form, but the majority of the geological data available comes from the regional work by Kamitcheff (1959, 1968).

5.2.4. Filon B and Namoya Summit

In 1947, the gold bearing Filon B was discovered on the south flank of Namoya Summit. Access to Filon B was gained by a series of adits and raises between the 1,116 and 1,227 levels. Underground diamond drilling was conducted during 1954 from the 1,159 and 1,116 level adits. Approximately 313m of core was drilled from 10 holes. Five adits with a total length of 574m were driven on the 1,254 level at Namoya Summit. Limited exploration was conducted at Filon C (assumed to be the easterly strike extension of Filon B) in the late 1950s and consisted of two adits, perpendicular to each other and totalling 175m in length.

Senet reviewed the historical exploration results and found that, although pitting was conducted over the core of the mineralized zone, it was not successful in delineating anomalous zones. The apparent failure may be due in part to the analytical methods used at the time. A large volume of the pit data appears to be below a detection limit of 0.01g/t or 10ppb. A certain degree of scepticism exists in this regard, as it is felt that the analytical techniques in use during the 1950s would not be able to achieve such levels of detection.

The majority of the pit assays consisted of simple panning with a few samples being submitted for amalgam assays. The results would represent a value for visible or coarse gold, but it would be unlikely to represent fine or microscopic gold values. A result of 0.01g/t would therefore represent a sample with no coarse gold visible, but which may still contain anomalous amounts of fine gold. This method of prospecting may have been adequate for testing gravel or bedrock, but would probably be ineffective for geochemical soil samples. If shear zone hosted quartz vein mineralization for the Namoya Project is assumed, gold liberation and dispersion in the regolith would be limited. For example, pit spacing was such that it would be feasible to miss something on the scale of Filon B. If gravel samples are assumed to be either alluvial or eluvial they would either bear no relation to the bedrock or suffer the same drawbacks as the regolith. The greatest level of gold dispersion would be expected in the soil horizons. Anomalous values in such cases may be as low as 25ppb Au.

5.3. Earlier Mineral Resources and Mineral Reserves Estimation

The following two tables (Table 1 and Table 2) provide previous mineral resource estimates for the Namoya Project as carried out in-house.

Table 1: Mineral Resource Statement for the Namoya Project as at August 2007.

DEPOSIT	CLASS	TONNAGE (Mt)	GRADE (g/t Au)	GOLD CONTENT (Mgrams)	OUNCES	Moz
Mwendamboko	Indicated	4.1	4.05	16.57	532,800	0.53
	Inferred	2.24	2.68	5.99	192,500	0.19
Kakula	Indicated	2.89	2.6	7.52	241,700	0.24
	Inferred	0.81	2.69	2.17	69,800	0.07
Namoya Summit	Indicated	1.94	2.64	5.11	164,300	0.16
	Inferred	1.37	3.06	4.2	135,200	0.14
Muviringu	Inferred	2.66	2.62	6.97	224,000	0.22
TOTAL	INDICATED	8.93	3.27	29.2	938,800	0.94
	INFERRED	7.07	2.73	19.33	621,500	0.62

Notes: Mineral resources are estimated at a cut-off of 1.0g/t Au.
Mineral resources are estimated at a gold price of USD600/oz.

Table 2: Mineral Resource Statement for the Namoya Project as at March 2011

DEPOSIT	CLASS	TONNAGE (Mt)	GRADE (g/t Au)	GOLD CONTENT (Mgrams	OUNCES	Moz
Mwendamboko	Measured	2.92	3.02	8.71	280,000	0.28
	Indicated	4.20	2.20	9.33	300,000	0.30
	Inferred	4.01	1.73	6.84	220,000	0.22
Kakula	Measured	0.82	2.04	1.56	50,000	0.05
	Indicated	1.76	2.50	4.35	140,000	0.14
	Inferred	1.27	1.69	2.18	70,000	0.07
Namoya Summit	Measured	0.32	2.43	0.93	30,000	0.03
	Indicated	2.78	2.27	6.22	200,000	0.20
	Inferred	1.95	2.13	4.04	130,000	0.13
Muviringu	Measured	0.20	2.46	0.62	20,000	0.02
	Indicated	1.55	2.36	3.73	120,000	0.12
	Inferred	1.72	2.14	3.73	120,000	0.12
TOTAL	MEASURED	4.27	2.76	11.82	380,000	0.38
	INDICATED	10.31	2.29	23.64	760,000	0.76
	INFERRED	8.95	1.89	16.80	540,000	0.54

Notes: Mineral Resources are estimated at a cut-off of 1.0g/t Au.
Mineral Resources are estimated at a gold price of USD1,100/oz.

5.4. Historical Mineral Production

Filon B has been extensively mined and has been the main target for artisanal mining since the closure in 1961. Underground mining conducted at Filon B between 1947 and 1955 is believed to have produced between 5,000tpa and 6,000tpa. The mill feed at the beginning of this period is reported as 65g/t from tailings, to 25g/t Au towards the end of the period. Between 1947 and 1955 an average gold recovery from the Filon B ore was 34g/t. The gravity plant was unable to deal with the sulphide mineralization, and tailings of up to 7g/t Au were stockpiled.

The workings at Mwendamboko justified the construction of a 10,000tpm capacity processing plant, which was commissioned in 1955. Production from Mwendamboko open pit took place between 1955 and 1960, producing 800 to 1,000kg of gold per year. The material extracted from the open pit at Mwendamboko has been calculated to be 318,230m^3.

6. GEOLOGICAL SETTING AND MINERALIZATION

6.1. Regional Geology

The Namoya Project lies within the western edge of the Kibaran Mobile Belt (KMB), an intercontinental feature that was formed between 1.4 and 0.9 Ga (Mesoproterozoic). The KMB is bounded in the west by the Congo Craton, and to the east by the Tanzania Craton and Bangweulu Block (Figure 6). The Congo Craton occupies a large part of central southern Africa, and its oldest rocks occur in an area of granitic basement and greenstone belts (3.5 - 3.2 Ga).

REGIONAL GEOLOGY SHOWING THE KIBARAN MOBILE BELT


N
UGANDA CRATON
Ruwenzori Fold Belt
Lake Edward
Lake Victoria
Banro concessions and areas under application
Bukavu
3°00'S
Namoya
TANZANIA CRATON
Mombasa
Lake Tanganyika
CONGO CRATON
Kibara 1300 - 900Ma
Ubendian
Mozambique Belt 1200 - 850Ma
Dar es Salaam
KASAI SHIELD
BANGWEULU BLOCK
Lake Malawi
Lufilian Arc
Irumides 1100Ma
Lurio Belt
Zambezi Belt
Indian Ocean
ZIMBABWE CRATON
Beira
0
Scale
500km
28°30'S

LEGEND

Lufilian Arc	Mozambican Belt	Kibara Belt	Cratons > 1800Ma

Source: Venmyn 2010

The KMB trends NNE-SSW direction for over 2,000km from Katanga to Lake Victoria, and attains a maximum width of approximately 500km to the north of the Twangiza-Namoya area. Within the KMB, Neoproterozoic schists, gneisses and, to a lesser extent, Archaean granitoids, granulites and greenstone belts are exposed in cores of anti-formal and uplifted blocks. Both Proterozoic and basement features are well exposed in the northern extension of the KMB, where a clear unconformity, often marked by conglomerates, exists.

Lithological division within the KMB is threefold. The Lower Group is characterised by dark, laminated, sedimentary rocks with interbedded quartzites, pebbly grits, sandstones and siltstones. The Middle Group consists of more arenaceous units, the base of which is characterised by a banded, fine grained white-pink quartzite marker with occasional conglomeritic bands. Granitic intrusions appear to have occurred during the formation of the Middle Group. The Upper Group is preserved in major syn-formal structures and is composed mostly of immature clastic sediments. All units within the KMB have undergone either lower-greenschist or amphibolite facies metamorphism, related to periods of major failed extension (or rifts) and collision.

The main structural phase of the Kibara Belt occurred around 1.3Ga with the Kibaran Orogeny, marked by syntectonic granitic intrusion into upright folds, a characteristic structural feature of the belt. It is assumed that the Kibaran Mountains which formed during this time have been eroded prior to the next phase, around 1.275Ga, when formation of rifts and half-grabens occurred.

The Lomamian Orogeny followed around 950Ma and was characterised by numerous tin-granite intrusions as well as faulting and folding cross-cutting the structures formed in the Kibaran Orogeny. This period also saw shortening across the Kibara Belt by as much as 50%. At this stage there is still no evidence to suggest involvement of oceanic crust in the evolution of the KMB.

The final regional tectonic event to which the Kibara belt was exposed was that of Pan African Orogeny, which occurred ca. 550Ma and resulted in N-S upright folding, reactivation of older structural features and further gold mineralisation. It is still unclear as to where the gold in Namoya Project originates: it is best accepted as resulting from a combination of all the regional tectonic events described above.

6.2. Local Geology

Locally, it can be concluded that the mineralising hydrothermal fluids appear to be structural controlled as can be seen in Figure 7. The main Mwendamboko-Namoya ridge is considered to be a northwest-southeast shear zone with the main areas associated with east-west and northnorthwest-southsoutheast en-echelon shear zones (Figure 7). A NNE-SSW secondary trend should also be considered.

Mineralization appears to be draped about the axis of a northwest-southeast ridge. As deformation along the northwest-southeast axis would not have been uniform, branch faults on this axis may be expected. Muviringu may have been a conjugate set of mineralization to Mwendamboko, with mineralization concentrated about a fold axis. However, it may also have been influenced by shearing in a roughly east – west direction.

The orientation of most of the mineralization conforms to these two trends, and mineralization at Mwendamboko in particular may be concentrated at the intersection of these trends. The exception to this trend is Kakula, which appears to be 'rotated' to an almost north-south orientation. This may be explained by a differential rate of movement on the main NW-SE shear causing localized duplexing and transform faulting. Most of the mineralization appears parallel to the main shears and there is little evidence for oblique tension gashes.

The rocks in the southern part of the Namoya area appear to be folded, with fold axes plunging at a shallow to moderate plunge towards the west-northwest and east-southeast. These folds appear to be bounded by large-scale west-northwest and east-southeast trending thrust faults. The folds may represent anticlines and synclines developed in the footwalls and hanging walls of the thrusts during movement.

VENMYN Independence you can trust

Banro N143-101 - Namoya Project

FIGURE 07

LOCAL GEOLOGY OF THE NAMOYA PROJECT



LOCAL INFRASTRUCTURE OF NAMOYA PROPERTY
Mwendamboko
Muviringu
Kakula
Namoya
Filon B
Kangurube
Namoya
Kama
Scale
2 km
Mwendamboko Prospect
Kakula Main Prospect
Muviringu Prospect
Seketi Prospect
Kakula West Prospect
Namoya Summit Prospect
Filon B Prospect
Proposed hole to test Filon B Extension 562350/9556400
Kangurube Prospect
Scale
500m
LEGEND
Quartz vein zone
Quartz porphyry
Silicified schist
Dolerite
Sericite schist
Green sericite schist
Graphite schist
Lineament
560,000mE
561,000mE
562,000mE
563,000mE
9558,000mN
9557,000mN
9556,000mN

Source: Banro

The strong northwest-southeast structural control at Namoya is not typical of the Pan-African event as it is perpendicular to the KMB trend and probably indicates a reactivation of earlier structures. A multi-phase injection of quartz veins also seems likely with a correlation between vein thickness, density and grade. The main mineralization at Namoya is in quartz 'stockworks' striking northwest-southeast. These auriferous vein systems outcrop at the summits of Mwendamboko, Namoya Summit, Kakula, and Muviringu. Traces of 'stockwork' have also been located on eight other hills in the area, and a follow up programme is ongoing. The Mwendamboko deposit is the most important, containing 60% of the estimated resources.

At Mwendamboko, remobilized gold has been noted in association with galena. A study of lead isotope data was conducted at the Mwendamboko deposit by Prof. F.G. Houtermans of Berne in 1956. This study determined an age of 960Ma, for the remobilization phase, contemporaneous with the Pan African D2 reactivation. Tourmaline is often associated with the quartz veins, particularly in the upper levels of Mwendamboko, and in some places appears to dominate the rock. There are no granitic bodies in close proximity to the Namoya deposits as a source for tourmaline. However, the possibility of a granitic intrusive to the north or a deep-seated, unexposed body remains.

Radiometric dating of tourmaline in hydrothermal auriferous quartz veins of northwest Burundi (Brinckmann et al, 1992) indicated a temporal relationship of the tourmaline with the tin granites of the area. Another possible source of tourmaline is from exhalites associated with submarine processes on the Kibara sediments. No detailed study of the tourmaline has been carried out in the Namoya region to date but, due to its abundance in relation to the high level mineralized quartz veins, such a study could be warranted.

Gold is present at both micro and macro scale, the visible gold reportedly making up the majority of gold mined by artisanal miners at Namoya. Mineralization of the host, greenschist lithologies does not appear to have been adequately tested. Theories relating to the migration of fine gold from weathered quartz 'stockwork' into fractures and fissures in the schist were put forward to account for the weak mineralization in some schist samples. Thus, little thought was given to the possibility of pervasive alteration of the host rocks by the mineralizing fluids. In summary the mineralization events at Namoya appear to be related to:-

- early input of intra-continental basalts and dolerites bringing metals into the system;
- remobilization of metals from this phase by the hydrothermal system associated with tin granites. The important phase relevant to gold mineralization is likely to be a quartz-sulphide-chlorite phase of mineralization pre-dating Sn/W mineralization, hence accounting for the higher temperature of formation of the gold. Such a chalcophile phase would account for some, but probably not all, of the chloritisation. It may be assumed that Namoya is more deeply eroded compared to the primary tin deposits to the north and hence most of the tin/tungsten, iron, and pegmatite zones have been eroded away. This would imply waning of the quartz 'stockwork' at depth or proximity (of approximately less than 1km) to an underlying granite source; and
- remobilization and further concentration of gold in shear zones. This is probably the phase most currently evident and most important at Namoya. The quartz 'stockworks' are probably not true orthogonal features of magmatic hydrothermal origin but a series of irregular sheets, nested vein sets, ladder veins and micro-veinlets characteristic of shearing. This would account for some of the cross-cutting features of the granite system by gold bearing veins.

6.3. Property Geology and Mineralisation

Namoya consists of five separate prospects namely Mwendamboko, Muviringu, Kakula Main, Namoya Summit and Filon B. Furthermore, Banro is still investigating the occurrence of gold in Seketi, Kakula West and Filon B Extension prospects. A brief geological and mineralisation overview of each prospect is provided below.

6.3.1. Mwendamboko

The main lithologies of the Mwendamboko and Muviringu deposits are Proterozoic in age, and have undergone low grade (lower greenschist facies) metamorphism. These consist of conglomerates, schists of varying compositions, and darker green bands of metadolerite. These units are generally steeply dipping towards the northeast and have a general northwest-southeast strike. The geology map and section for Mwendamboko is provided in Figure 8.The mineralized quartz veins are sub-vertical with numerous pinch and swell features. These 'stockworks' dip steeply to the northeast, while the schistosity is sub vertical. At Mwendamboko and the northeastern part of Muviringu, the 'stockwork' zones are parallel to schistosity and strike northwest-southeast and have a sub-vertical dip. At Muviringu, the 'stockwork' zones transect regional fabric with a northwest orientation and a steep sub-vertical dip to the southwest.

The width of the mineralized veins varies from less than a metre to more than 20m in places and they occur in lenticular folds, which become compressed at depth and are displaced both vertically and horizontally. Some tourmalinisation is associated with the quartz veins in the upper levels and arsenopyrite is the dominant sulphide present in minor quantities. There are numerous untested areas, both within the main mineralized zone and at depth. However, it is possible and feasible to extrapolate some of these untested areas from adjoining cross-sections to create a more realistic picture of the mineralized zone. Geological information in the top 200m of the deposit is quite detailed but very little exploration was conducted below the 1068 level adits.

6.3.2. Muviringu

The local geology at Muviringu is identical to Mwendamboko. The reader is referred to Section 6.3.1 and Figure 9.

6.3.3. Kakula

The Kakula deposit is situated approximately 750m southeast along strike from the Mwendamboko deposit and is roughly in the centre of the currently delineated northwest-southeast trending mineralized zone (Figure 10). Kakula is particularly noteworthy, as the mineralized zone is discordant to the regional fabric as opposed to being concordant at Mwendamboko.

The geological information that is available for Kakula reflects similar lithologies and mineralization to those seen at Mwendamboko. It is primarily composed of interbedded grey talcose schists and green chlorite schists striking approximately north-northwest and dipping northeast. The mineralization is hosted in a series of quartz veins and 'stockworks', with an approximate angle of 080° and dip sub-vertically to the northwest. The overall gold grade at Kakula appears to be lower than at Mwendamboko.

6.3.4. Filon B and Namoya Summit

The Namoya Summit and Filon B deposits are located at the southeastern end of the known mineralization trend in the Namoya Property (Figure 11). Filon B is situated approximately 150m southwest of Namoya Summit. The geology at Namoya Summit and Filon B is characterised by low-grade metamorphic rocks striking northwest-southeast and dipping steeply to the northeast. Gold mineralization consists of two quartz vein 'stockworks' trending northwest, subparallel to the schistosity. Mineralization at Filon B is hosted in a 330m long series of quartz veins that crosscut the regional schistosity, striking 060° - 075° with a subvertical dip.

The Filon B mineralized vein system appears to run against the trend of the other deposits, trending approximately east-west. It was originally believed to have been a 'stockwork' deposit compressed, due to regional tectonics, into a series of robust quartz veins. It was extremely high grade, often exceeding 1,000g/t Au. Due to its high grades and relative ease of access, Filon B has been extensively mined and has been the main target for artisanal mining since the closure in 1961. Therefore, it can be safely assumed that little or none of the main mineralized body remains in the top 100/150m from surface where sample data exists. Dip and strike extensions of this vein system have yet to be fully tested, as has the existence of other similarly trending bodies noted to exist nearby.

PROSPECT GEOLOGY AND CROSS - SECTION FOR MWENDABOKO PROSPECT


9557900 mN
9557800 mN
9557700 mN
9557600 mN
Scale
80m
LEGEND
Quartz vein zone
Silicified schist
Dolerite
Sericite schist
Greenish sericite schist
Graphite schist
Proposed pit outline
Diamond drill hole
Source: Banro
SW
NE
1 000 mRL
900 mRL
800 mRL
700 mRL
600 mRL
Scale
30m
LEGEND
Quartz vein zone
Silicified schist
Dolerite
Sericite schist
Greenish sericite schist
Graphite schist
Pit outline
Diamond drill hole
BOCO
TOFR

VENMYN
Independence you can trust

Banro N143-101 - Namoya Project

FIGURE 08

PROSPECT GEOLOGY AND CROSS - SECTION FOR MUVIRINGU PROSPECT


9 558 000 mN
9 557 600 mN
580 400 mE
580 800 mE
Muviringu Prospect
LEGEND
Quartz vein zone
Silicified schist
Dolerite
Sericite schist
Green sericite schist
Graphite schist
Scale
30m


SW
NE
900 mRL
800 mRL
700 mRL
LEGEND
Quartz vein zone
Dolerite
Sericite schist
Diamond drill hole
BOCO
TOFR
Foliation
Scale
30m

Source: Banro

PROSPECT GEOLOGY AND CROSS - SECTION FOR KAKULA PROSPECT


501200 mE
501400 mE
501600 mE
9557200 mN
N
LEGEND
Quartz vein zone
Silicified schist
Dolerite
Sericite schist
Greenish sericite schist
Graphite schist
Diamond drill hole
Scale
100m
NW
SE
Longitudinal section trace
NDD150
NDD026
NDD030
NDD188
900 RL
800 RL
Base of complete oxidation
Top of fresh rock
LEGEND
Quartz vein zone
Silicified schist
Greenish sericite schist
Graphite (Carbonaceous) Schist
Pit outline
0
Scale
50m

Source: Banro

PROSPECT GEOLOGY AND CROSS - SECTION FOR THE NAMOYA SUMMIT PROSPECT

GEOLOGY OF NAMOYA SUMMIT PROSPECT


LEGEND
Quartz vein zone
Silicified schist
Dolerite
Quartz porphyry
Sericite schist
Greenish sericite schist
Graphite schist
Diamond drill hole
Longitudinal section trace
Cross Section SW - NE
Scale
50m
N
561,800 mE
561,900 mE
562,000 mE
562,100 mE

CROSS SECTION


SW
NE
N
LEGEND
Quartz vein zone
Silicified schist
Dolerite
Sericite schist
Greenish sericite schist
Graphite schist
Quartz prophyry
Pit out-line
Diamond drill hole
BOCO
TOFR
Foliation
Longitudinal section trace
Scale
50M
561,800
561,900
562,000
562,100

Source: Banro

7. DEPOSIT TYPES

The Namoya Project, even though segmented into separate prospects, boasts one type of gold mineralisation style. The following deposit characteristics have been noted:-

- gold mineralisation hosted within quartz veins and quartz stockworks, striking in a NW-SE direction;
- prevalence of tourmaline crystals within the quartz veins;
- deformation structures within the quartz veins, resulting in irregular sheets, nested vein sets, ladder veins and micro-veinlets, characteristic of shearing;
- no granitic intrusions in the immediate area of the Namoya orebody (as a possible source of tourmaline); and
- sericite/chlorite schists, sometimes with carbonates, indicative of a magmatic and hydrothermal processes.

The deposit characteristics are typical of the intrusion-related, tungsten/tin-associated type. This class of magmatic-hydrothermal deposits occurs within magmatic provinces best known for tungsten and/or tin mineralisation.

This type of deposit contains a metal suite that includes some combination of bismuth, tungsten, arsenic, tin, molybdenum, tellurium and antimony and contrasts with that found in more widely-developed gold-rich porphyry copper deposits. They are located specifically on cratonic margins, or within continental collision settings and are related to felsic domes, stocks and plutons of intermediate oxidation state (both magnetite and ilmenite series).

Intrusion related gold deposits occur in a number of forms, including:-

- sheeted quartz veins and veinlets;
- flat quartz veins;
- quartz breccias and stockworks;
- disseminated greisens; and
- dyke/sill hosted veinlets.

The mineralisation may occur within the intrusive body itself, and/or more distally (1-3km) from the intrusion.

8. EXPLORATION

Historical exploration has taken the form of soil sampling, trenching and adit sampling diamond drilling, as indicated in Section 5.2. Banro has carried out extensive exploration since 2004 which commenced by regional investigations, including Landsat imagery interpretation, regional mapping and soil sampling, which are discussed in more detail below. Advanced exploration entailed adit and trench resampling, twinning of historical drillholes and drilling of new exploration holes. This report includes all exploration data collected until 21st November 2011 and this includes:-

- 233 diamond drillholes (including holes drilled specifically for metallurgical testing);
- 2,074 auger drillholes; and
- 422 trench and channel samples.

8.1. Landsat Imagery Interpretation

A brief study of the Landsat data was conducted by SRK in 1998. Although the scale of the image is too small for detailed deposit scale work, some regional features were noted. The dominant trend throughout most of the region is northeast-southwest, i.e. the KMB trend. This trend is present in the northern part of the image, throughout the Kamituga and Lugushwa Properties.

There is a distinct and notable change in this orientation south of the Simunambi river, where the major structures are oriented in a west-northwest east-southeast direction. This orientation is seen over the Namoya Property. Figure 12 displays the regional and local Landsat images with the structural lineaments and faults that were noted during this work.

THE LANDSAT IMAGE AND INTERPRETATION FOR NAMOYA PROJECT


MWENDAMBOKO
MUVIRINGU
KAKULA
NAMOYA SUMMIT

8.2. Regional Mapping

Regional and deposit scale geological mapping was undertaken in order to gain an understanding of the overall geology of Namoya. Artisanal pits and rock exposures were sampled and mapped.

Regolith mapping and mapping of drainage paths have also been conducted. A total of 2,563 rock chip/channel samples were collected during the period under review. In addition, petrographic studies involving 30 polished sections and 97 thin sections were undertaken. This resulted in the current geological map compiled for Namoya and presented in Figure 7.

8.3. Soil Sampling

Thirteen different grids, namely Namoya, Kankurube, Kibiswa, Musumbukutu, Matongo, Longwe, Lusako, Longwe extension, Kimbala, Nyamele, Isumo, Kabukiti and Yovote ridge and spur were sampled, as shown in Figure 13. Cross-lines were spaced between 80m and 160m intervals and varied in length between 1km and 4km long. Soil geochemical samples are taken at 40m intervals along the cross-lines.

As at September 2010, field work totalling 950.94 line km had been cut and 21,540 soil geochemical samples (including 1,709 ridges and spur samples) collected and sent for analysis. Only ridge and spur sampling was carried out on the Yovote grid.

The soil geochemical grids were surveyed using differential GPS. The resultant map is also shown in Figure 13 and allowed for drillhole positions to be planned around the perceived anomalies.

8.4. Trenching

Trenching has been conducted over areas that display anomalous gold values resulting from the regional soil sampling, and also areas already defined by the historical studies and new targets generated by structural studies. Trenches were excavated by hand using picks and shovels until bedrock was intersected, generally at depths of 1m–3m.

The site geologist mapped all the trenches. A total of 13,620.84m of trenching were excavated and the metreage includes channel samples which were cut. Channel samples were taken with a conventional hammer and chisel with 8cm-10cm grooves cut in the floor of the trenches. A total number of 13,145 samples were generated from these two sampling methods during period under review.

8.5. Adit Re-sampling

Adit re-sampling has been conducted in all accessible historical adits. The main objective of the adit re-sampling programme was to confirm the tenor of grade and widths of mineralization as indicated in the historical data. Statistically, there is no apparent bias between historical and recent assays of the adits sampled.

The re-sampling programme involved the use of a motorised saw, cutting consistent grooves 10 cm in width on one side of the adit at waist level. In selective zones, channels were made on either side of the adit walls.

The 10cm width cut in adit walls was to ensure that appropriate volume of material was sampled. A total of 2,769 channel samples were cut from 40% of all historical adits. Geological mapping was, however, carried out in all accessible drives and cross-cuts from the four prospects of Namoya Summit, Kakula, Muviringu and Mwendamboko.

Detailed mapping of structure, alteration and mineralization was carried out in order to gain an understanding of the controls and distribution of mineralization. Statistically there is no apparent bias between historical and recent assays of the re-sampled adits.

9. DRILLING

The first phase of the drilling by Namoya Mining at Namoya commenced in August 2005 and consisted of 70 diamond drill holes totalling 9,442.21m drilled parallel and close to or just below existing adit data. The drilling was designed first to test the accuracy and repeatability of the previous work and ultimately the validity of all the historical data and finally to increase the amount of Indicated Resource in the existing models. This first phase confirmation-drilling programme was carried out on the three principal prospects of Mwendamboko, Kakula and Namoya Summit. Geosearch International Limited, an experienced drilling contract company based in South Africa, carried out the drilling programme on behalf of Namoya Mining using two Longyear 38 rigs.

The drill programme was fully helicopter supported, including rig moves. An A-Star 350 B2 helicopter (owned and operated by Wilddog Helicopters) was used for the moving of drills, materials and personnel from site to site. All drill holes collars were surveyed with Real Time differential GPS equipment. Drill holes collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilised a Reflex Single Shot or Flexit instrument, which measures both azimuth and dip. Orientation was carried out by the "Spear" method or other gravity-based Ezy Mark system. Further details on this system are included in Appendix 7.

As part of the second phase of drilling, 36 diamond drill holes totalling 7,411.53m were completed in May 2007. This phase of drilling was undertaken to follow-up newly identified targets and depth extensions to the known mineralization.

Between May 2007 and end of 2008, an additional 103 holes were drilled, bringing the total number of hole drilled to 209. Infill and extension drilling is currently in progress with holes designed to further test the depth and strike extensions of the existing geological model and provide assay data in areas of sparse data to raise the confidence of the modelled mineralized zones. As at 21st November 2011, 233 holes had been completed for the purpose mineral resource estimation.

Exploration drilling is also being designed to test new targets highlighted from the regional follow up work. Figure 16 shows the holes drilled to date at Namoya and the table in Appendix 19 provides the database of the drill holes. 21 holes were drilled for metallurgical testwork and the results had not been received upon release of this report. Core recovery to date averages 89.0%. Most drill holes commence using a PQ diameter, which is reduced to HQ and later NQ depending on the formation being drilled.

Currently infill and extension drilling is ongoing, 44 resource holes, equivalent to about 4,460m were planned with the objective of converting mineral resources flagged as Inferred and potential mineral resources within the optimized pit shells in Mwendamboko, Muviringu, Kakula and Namoya Summit into Indicated Mineral Resources. 24 drillholes were completed for resource modelling and estimation reported in this report. In addition, 3,465m of drilling will be used to test the strike and depth continuity of the zones of mineralization interpreted from trenching, auger drilling and rock grab sampling on regional targets like Seketi, Kangurube, Filon B and Namoya Summit Extension. Higher confidence mineral resources will be determined once all the planned exploration has been completed.

Shallow core drilling at Namoya was done by auger drilling. Auger drilling commenced in May 2009. The program was carried out using an Atlas Copco Cobra TT percussion hammer and window sampling tubes. It has a capability of penetrating to depth of 7.5m into soft regolith and saprolite material. From top to bottom, the various lengths of core sizes are 0.5m for PQ (9.50cm diameter), 4.0m for HQ (7cm diameter), 2.0m NQ (5cm diameter) and 1.0m BQ (3cm diameter). Auger core samples on average weigh 2kg- 4kg. Auger holes are terminated after penetrating a minimum of 1m into the saprolite/saprock.

The first phase of auger core drilling, consisting of 95 holes centred on a 40m x 40m grid, was used to further test the Mwendamboko regolith mineralization to increase the understanding of the regolith, and also acquire more data to enable the regolith resource to be converted into a higher confidence category. By September 2010, a total of 1,710 holes (8,248.72m) had been drilled, generating a total of 7,927 samples. Out of this, a total of 213 auger holes have been drilled on the Mwendamboko–Muviringu regolith. Auger drilling was subsequently extended to the other prospects as a target generation tool.

9.1. Drilling Protocol

9.1.1. Diamond Drilling

It is the company's practice that drill hole location, inclination and objective be discussed by the exploration team and recorded by means of a detailed report which includes the projected budget before drilling commences. This report is to be approved and signed off by the Exploration Manager and the Chief Geologist. After set up of the rigs, borehole inclination and azimuth are to be checked by the Senior Project Geologist (or his delegated geologist) before drilling commences.

The core sizes used include PQ (or PQ3, i.e. triple tube), HQ (or HQ3) and NQ (or NQ3). Triple tube drilling is recommended in the oxidized zone (saprolite) and broken or friable fresh rock, for the purpose of maximising core recovery and the joining of core between runs for orientation purposes.

The borehole numbering protocol that is employed encompasses the first letter of the project (i.e. N for Namoya Project) followed by the first letter of the prospect (e.g. M for Mwendamboko or K for Kakula). This is followed by 'DD' which stands for Diamond Drill hole and lastly by the hole number. Therefore, the first hole at the Mwendamboko Prospect will be NMDD001. Before drilling commences, drill sites are referred to using the analogy Site 1 or Site 2 according to numerical order.

A register of all holes is kept on site for each project area, with Borehole No., coordinates, azimuth, inclination, planned depth, final depth, date started, date completed, and comments. An updated copy of the register will be lodged at the Beni office on a monthly basis. The register should be kept in both electronic and hardcopy formats.

Drill core is orientated and the frequency of orientation surveys is determined by the core quality, a direct consequence of the ground conditions (rock competency, fractures, intrusions, etc.). Orientation is carried out by the 'spear' method, or another gravity-based method such as the Ezy Mark system, which is provided in Appendix 7.

The spear method is used for drill core recovered during the night shift and the Ezy Mark system for the day shift because no geologists are present during the night shift to supervise the accurate application of the Ezy Mark system. The spear method is also preferred over the Ezy Mark system when orientating soft rock. It is also recommended that crayon used in this process be sharpened using a knife instead of a sharpener because the thin, tapering points produced by pencil sharpeners tend to shear off before a reliable mark can be made.

Orientation survey records should be compiled by the driller every 3m and this record should be kept on a survey Form 3, included as Appendix 9. This form also records the reliability of the survey based on the clarity of the mark for the spear method. The Ezy Mark system is regarded as reliable.

The geologist is responsible for ensuring that sufficient core boxes are available at the drill site. Core is packed by the drilling contractor with plastic blocks showing the depth and placed at the end of each run. The driller's findings are verified by the geologist and should there be a discrepancy of 50cm or more, this will be reported to the senior geologist and then both the geologist and driller will measure the stick-up and then the driller must pull the rods out of the hole. The total number of rods multiplied by the length of each rod minus the stick-up will provide the depth of the hole and this should correspond to the depth on the block at the base of the last run.

The core recovered for each run, and the position and amount of any core loss, is measured by the geologist and recorded Form 4, included as Appendix 10. A wooden (or preferably plastic) block, showing the amount of loss, is placed in the appropriate position in the box. It is important that this be done before the core leaves the drill site to minimise inaccuracies. The driller must be immediately informed of any core loss and the recovery records signed off by the driller before the core leaves site.

A copy of the recovery data will be given to the drilling supervisor by the senior project geologist on a daily basis and, if necessary, any remedial action discussed and implemented. A generalized log (i.e. drill-site summary log) should be compiled by the geologist, before the core is removed from site. This log should show the depths of the main lithological units and main zones of alteration or mineralisation.

The geologist is responsible for safe transport of core from the site to the vehicle. If transport is by road, the coreboxes should be wired and/or strapped together with an empty tray or on top to prevent spillage of core. If transported by helicopter, each core box must be hand-carried with an empty box strapped on top and with padding on top of the core to the pick-up point. At the pick-up point, it is the responsibility of the contractor to ensure that core boxes are stacked inside aluminium crates, and securely strapped together with an empty tray on top.

All core boxes are labelled at the ends, showing the borehole number, box number and the 'from-to' depths in whole metres. When drilling is completed, single-shot or multi-shot surveys will be carried out at intervals of 30m in all drill holes by the drilling contractor. All surveys are to be verified by the Senior Project Geologist and the results entered in Form 5, attached hereto as Appendix 11. All instruments used should be checked on surface for accuracy of inclination and azimuth before drilling commences and the results recorded and filed.

The contractor cases the borehole to the depth at which competent rock is reached and the casing is retrieved on completion of the hole unless otherwise instructed by the Senior Project Geologist. When casing is left in the hole during the progress of a drill hole, the top of the casing is placed 0.5m from the borehole collar and is capped and sealed. When casing is removed, a stand-pipe is placed in the hole at 0.5m from the borehole collar, and then capped and sealed.

The contractor is expected to operate two twelve-hour shifts per day, 13 days per fortnight. Banro routinely operates normal day-time shifts for geologists, with a Field Assistant present during the night shift to monitor rig time, frequency of orientation surveys, etc. However, the Geologist allocated to a particular borehole is on call and responsible for the hole, on a 24-hour basis. The Geologist on day shift, or the field assistant on night shift, must record the various drilling activities on Form 6, included as Appendix 12.

9.1.2. Auger Drilling

Operating procedures and care and maintenance for the machines during drilling are determined by the Contractor and are supervised by the Chief Geologist on site. Auger drilling utilises an Atlas Copco percussion hammer and window sampling barrels. Augering is a technique used to obtain vertical samples of saprolite or weathered bedrock below overburden. Drill spacing is determined by a number of factors, including, but not limited to:-

- style of mineralisation;
- size of the pre-determined soil anomaly;
- exploration time-frames; and
- exploration budget.

The auger machine has the capability to drill to a maximum depth of 7m. Banro's drilling practice is to drill to a depth of 1m after intersection with the saprolite. This is done to ensure consistency of sampling. Logging is carried out while the core is still in the window sampling barrel. Logging procedures are the same for all types of drilling, and are discussed in the subsequent section. Due to the fact that no structural data can be obtained from the oxidized material, only lithology and alteration will be recorded under geological criteria.

9.1.3. Core Logging Protocol

Before geological logging commences, core will be marked using a Bottom of Hole Line (with a black marker pen), a Cut Line (a line along which the core is cut during sampling) and Metre Marks (marked on the core at 1m intervals with the relevant metres written on both sides of the line). The core is photographed with a digital camera after marking and before cutting and each photograph will cover one box of core. The core must be photographed so that metre marks and cut lines are displayed and in a consistent orientation. Core must be wet and shadows and reflected light must be avoided. Each photograph is saved in a digital format using the borehole number, tray and 'from-to' depths as the file name.

Geological logging will be carried out using standard forms and codes, as shown in Appendix 6, and discussed in more detail in the following sections. New codes will only be introduced following approval of the Senior Project Geologist, Chief Geologist and Exploration Manager. Forms will either be completed on paper or by means of a palm-top computer. Logging data will be entered into the "Central Database Computer" on a daily basis, and checked by another Geologist. Each paper form will be signed as "Entered" and "Checked" by the individuals concerned.

Final borehole logs will be produced using the Strater programme, in a format which summarizes the geological data recorded on forms 7 to 10, together with all sampling results. These completed logs will be stored both electronically on the central database computer, and as hard copies. When final (electronic and hard-copy) logs have been completed, the data will be signed off by the Senior Project Geologist and Exploration Manager.

Changes to the data will only be possible with the authorization of the Chief Geologist and Exploration Manager. After each phase of drilling a report must be prepared, summarizing the drilling performance, lithology, structure, mineralization and assay results and, if applicable, providing a preliminary resource estimate.

10. SAMPLING PREPARATION, ANALYSES AND SECURITY

Sampling has been taking place since the advent of exploration at Namoya, commencing with rock chip (grab) samples, followed by soil samples, stream samples, channel samples, trench samples and adit samples where warranted and/or accessible. A summary of the type and number of samples collected to date is provided in Appendix 18 and Appendix 19 with the accompanying diamond or auger drilling data.

Procedures developed by the company for all types of sampling are briefly discussed. These include stream sediment, soil, channel (trenches, adits, outcrops, workings and pits), regolith and drill core sampling.

10.1. Soil Sampling Protocol

It is convention to determine a baseline, from which the sampling grid will emanate. Sampling sites are positioned using either a GPS or a compass according to the level of forest cover. The line spacing for soil grids is normally 80m (generally used in defined targets) or 160m (used for regional surveys), with samples taken at 40m intervals along the lines.

Grids should be constructed on a local grid system with the co-ordinates for each sample point reflecting the line number and the distance along the line. All sample points should also have UTM co-ordinates measured by GPS and, where it is not possible, a registered surveyor should be called in to determine the co-ordinates.

The following procedure is followed during soil sampling:-

- pegs marked with the local grid co-ordinates should be placed at every sample point;
- the soil sampling pits should be dug to minimum depth of 40cm or 10cm below the base of the organic layer. Approximately 2kg of soil is then taken from the bottom of the hole and placed in a plastic sample bag, together with the sample tag. The bag is sealed with a cable-tie and the sample depth is recorded;

- records are made using Form LR2 (Appendix 15) for grain size, texture and colour of the sampled soil, lithology, approximate percentage of any contained rock fragments, land use and approximate slope angle and direction (where no reliable topographic data exists);
- after sampling and logging is complete, an aluminium tag indented with the sample number and local grid position is placed in the hole and covered with earth;
- a duplicate sample should be collected at every 20th sample site; and
- soil samples are transported directly to the sample preparation lab where they are dried, disaggregated, sieved to -2mm, pulverised and sent for gold analysis by fire assay.

10.2. Rock Sampling Protocol

Lithological descriptions of rock encountered during reconnaissance and mapping visits are recorded in form LR3 (Appendix 16) and include type of exposure, rock name, oxidation, colour, texture or fabric, grain size, alteration style and minerals, using the same codes as for core logging. Sampling data includes the sample number and type (whether the sample comprises a single piece (grab) or is a more representative composite of several pieces (composite grab)). Structural data is recorded separately.

10.3. Trench Sampling Protocol

Sampling is carried out on the floor of the trench by cutting a 10cm wide, 5cm deep channel, preferably with a mechanical rock saw, or otherwise with a hammer and chisel. Sample lengths are determined by the geology and, in this regard, the same principles apply as when sampling diamond drill core. The details of the trench sampling are recorded on Form LR4 (Appendix 17). This form captures the same lithological and alteration data as for rock sampling, but has additional data fields to allow all samples to be spatially plotted electronically or by hand.

10.4. Channel Sampling Protocol

Channel samples should be orientated at 90° to the zone of interest so that the total sampling length represents the true thickness. When this is not possible, the mapping should clearly show the relationship between the sampled section and the strike of the zone, so that the sampling data can be recalculated to represent a true thickness. As for trenching, the origin of the channel sample string should be the westernmost (or southernmost) point. If the channel is later extended to the west (or south) the measurements become negative. Sampling data are recorded on Form LR4, the same form as for trench and adit sampling.

10.5. Adit Sampling Protocol

Channel sampling is carried out on the sidewall of the adit, if the adit is cutting across strike. However, if the adit is parallel to strike (e.g. developed on a bedding-parallel vein) sampling should be taken across the roof of the adit at 5m intervals. Channels should be 10cm wide and 5cm deep, and should be cut with a mechanical rock cutter if available, otherwise by hammer and chisel. If using a hammer and chisel, care must be taken when sampling material of variable hardness, to ensure that representative volumes of hard and soft rock are taken.

The details of the channel samples are recorded on Form LR4 (Appendix 17), and include sample position, length, number, lithological and alteration data. Sample lengths are determined by the geology and, in this regard, the same principles apply as when sampling diamond drill core. The exact locations of the samples are plotted on the adit map, together with the sample numbers.

As part of the historical data verification programme, the following field sampling methods were undertaken: Adits and crosscuts totalling 2,205m were re-sampled and mapped and 2,563 samples were collected from Namoya Summit, Kakula, Muviringu and Mwendamboko by end of December 2006. This represents over 40% of the available historical adits of the four prospects. As at September 2010 a total of 2,769 adit samples have been collected.

Sample intervals were determined by geological features, and not done simply on a metre-by-metre basis. In homogenous rock, the maximum sample interval was 1m. The minimum sample interval employed was 0.3m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2cm within the sample boundaries. The database collected for the trench and channel sampling and is attached as Appendix 19. Classical statistic was applied to ensure data integrity and the results are presented in Figure 15. As is expected with gold grade data, the data fits a lognormal distribution. It can also be seen from the spatial analysis of the recorded data that the background values are 0-0.3g/t and that the anomalous areas coincide with that achieved from the soil sampling exercise.

10.6. Drill Core Sampling Protocol

All drill core sampling will be carried out at sampling intervals determined by geological features (and not simply on a metre by metre basis) such as contacts, faulting and jointing. In a homogenous rock, the maximum sample interval will be on a metre by metre basis. The minimum sample interval is taken as 0.3m. It is planned that analyses will be carried out using the 50g fire assay. Veins, altered zones, or distinct geological units should be sampled so that the contacts are a standard 2cm within the sample boundaries.

Table 3: Sample Length and Corresponding Weight of HQ Core

SAMPLE LENGTH (m)	WEIGHT OF SAMPLE* (kg)
1.00	4.30
0.50	2.15
0.30	1.29

*Assumes 2mm loss on cutting and an RD of 2.7

During sample submission, the details of the consignment must be entered onto the sample submission form in triplicate. Two copies of the form are placed in an envelope and delivered to the laboratory together with the samples. One copy of the form remains in the sample submission book.

10.7. Sampling Results

10.7.1. Soil Sampling Results at Namoya

A detailed soil geochemical sampling programme was implemented as part of the regional programme. This survey involved gridding at 80m x 40m over the known mineralized trend. Outside the main corridor, ridge and spur soil sampling was introduced as a first pass target generation programme followed by soil sampling at 160m x 40m on the other grids.

A total of 21,540 soil samples involving 950.94km of gridding and including 1,709 ridge and spur soil samples were collected. Approximately 4kg to 6kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35cm. Features such as grid coordinates of each sample location, depth, colour of soil, horizon, grain size, fragments, slope angle and slope orientation are recorded at each sample site in the sample book. This data is later transferred into electronic format for which there are standard formats.

Soil samples are collected and placed in a plastic sample bag. A wet strength sample tag with a unique sample number is assigned to each sample and placed in the sample bag. In addition, the sample number and grid co-ordinates of each sample location are scribed on to an aluminium tag. The aluminium tag is placed in the bottom of each sample pit and covered. This is done as grid pegs are often removed by the local inhabitants. The sample books are designed so that six random numbers (i.e. six pages) per fifty numbers have been removed from the books. This is done to ensure that standards, duplicates and blanks can be inserted and the field geologists do not have to remember to skip numbers while conducting their daily field activities. The soil samples are shipped to the Banro Group sample preparation facility in Bukavu, DRC. Each shipment between the field and Bukavu has a covering dispatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site.

Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample dispatch sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio and e-mail communications and the problem rectified. Pulp samples of approximately 150 g each are shipped by DHL in batches to SGS in Mwanza, Tanzania.

The analytical statistics to the soil geochemical sampling programme is presented in the Table 4. A soil anomaly map showing +100 ppb gold in soil is presented Figure 13.

Table 4: Soil Sampling Statistics for Namoya Project

SAMPLE TYPE	NO. OF SAMPLES	GOLD GRADE (g/t)			
		MIN	MAX	MEAN	ST. DEV
Soils	19,797	0.005	15.8	0.023	0.175
Ridge and Spur	1,709	0.005	0.77	0.015	0.026
TOTAL	**21,506**				

A statistical analysis was carried out using @Risk™ on the database compiled for soil sampling at Namoya Project. The aim was to fit a distribution to the data, seeing that it is the same population of data (soil samples only). The histogram, main statistics and spatial analysis of the acquired data are provided in Figure 13.

The data can be fitted to a lognormal distribution that is negatively skewed as is always the case with gold sampling data. The exploration team considered all data below 100ppb to represent unmineralised zones. This is also demonstrated by the accompanying plot of the sample data points using Surfer™ and gold grade in Figure 13.

10.7.2. Rock, Trench and Channel Sampling Results at Namoya

Trench sampling is carried out by channelling a sample along the floor of the trench. Each channel is approximately 10cm wide and 3cm to 5cm deep. Sample intervals were determined by geological features, and not done simply on a metre-by-metre basis. In homogeneous rock, the maximum sample interval is 1m. The minimum sample interval employed is 0.3m.

Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2cm within the sample boundaries. Sample weights are recorded and vary between 3kg and 6kg. Channel sample methodology is similar to that described for the trenches above. A total of 13,620.84m of trenches had been excavated by September 2010 and 13,145 trench samples collected. In addition, 2,563 rock chip samples were collected during the period under review.

10.7.3. Auger Drill Core Sampling Results at Namoya

Sampling of auger core is carried out by collecting whole sample from the window sampling tubes, with no splitting. The "window sampling" method involves collection of the sample in a slotted steel tube. This provides an intact, uncontaminated sample, which can be logged in an undisturbed condition prior to bagging.

Samples were restricted to same lithological units and within similar zones of alteration. A maximum sample length of 1.0m and minimum of 0.3m is allowed. Field description and collar information including depth reached, lithology, alteration and location of the auger drill holes are recorded into special logs which are later stored electronically in a database. Auger core barrels are cleaned thoroughly between holes and during the end of the drilling shift.

Stringent procedure of quality control and checking is applied in the field and prior to shipment to the Banro Group sample preparation facility. The sample pulps are then sent to the SGS laboratory in Mwanza, Tanzania, to be analyzed for gold by 50g fire assay. Analytical statistics for gold in auger core drilling at Mwendamboko and Muviringu is presented in Figure 15.

SOIL SAMPLING STATISTICS FOR NAMOYA PROJECT



SPACIAL ANALYSIS OF SOIL SAMPLING DATA POINTS


9,559,000
9,558,500
9,558,000
9,557,500
9,557,000
9,556,500
9,556,000
9,555,500
559000
559500
560000
560500
561000
561500
562000
562500
563000
Au ppb
0
50
100
150
200
250
300
350
400
450
500
550
600
650
700
750

NAMOYA SOIL SAMPLING HISTOGRAM AND CLASSICAL STATISTICS


Fit Comparison for Soil Sampling Au (ppb)
RiskLognorm(48.957,76.711,RiskShift(-0.068854))
0 Scale 500m
0.030
0.025
0.020
0.015
0.010
0.005
0.000
0
50
100
150
200
250
Input
Minimum 0.00
Maximum 7,350.00
Mean 69.34
Std Dev 279.80
Values 2936
Lognorm
Minimum -0.0689
Maximum +oo
Mean 48.89
Std Dev 76.71

Source: Banro and Venmyn

TRENCH AND CHANNEL SAMPLING STATISTICS FOR NAMOYA PROJECT



SPATIAL ANALYSIS OF TRENCH AND CHANNEL SAMPLING DATA POINTS


563000
562000
561000
560000
559000
558000
557000
556000
555000
554000
558000
559000
560000
561000
562000
563000
564000
565000
566000
Au g/t
6.9
6.6
6.3
6
5.7
5.4
5.1
4.8
4.5
4.2
3.9
3.6
3.3
3
2.7
2.4
2.1
1.8
1.5
1.2
0.9
0.6
0.3
0

NAMOYA TRENCH AND CHANNEL SAMPLING HISTOGRAM AND CLASSICAL STATISTICS


Fit Comparison for Trench and Channel Sampling Au (g/t)
RiskLognorm(1,2007,15.871,RiskShift(-0.0099276))
0.012
30
25
20
15
10
5
0
0.0
0.2
0.4
0.6
0.8
1.0
Input
Minimum 0.0100
Maximum 35.19
Mean 0.801
Std Dev 2.51
Values 394
Lognorm
Minimum 0.00993
Maximum +∞
Mean 1.21
Std Dev 15.87

Source: Banro and Venmyn

AUGER DRILLING SAMPLING STATISTICS FOR NAMOYA PROJECT

SPACIAL ANALYSIS OF AUGER BOREHOLE POSITIONS


561000
560000
559000
558000
557000
556000
555000
557000
558000
559000
560000
561000
562000
563000
564000
Au
g/t
9.5
9.0
8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0



NAMOYA AUGER DRILL CORE SAMPLING HISTOGRAM AND CLASSICAL STATISTICS


Fit Comparison for Auger Drilling Samples Au (g/t)
RiskLognorm(0.32145,1.0874,RiskShift(0.0041784))
Input
Minimum 0.00500
Maximum 46.28
Mean 0.369
Std Dev 1.52
Values 1806
Lognorm
Minimum 0.00418
Maximum +oo
Mean 0.326
Std Dev 1.09

Source: Banro and Venmyn

DIAMOND DRILLING SAMPLING STATISTICS FOR NAMOYA PROJECT



SPATIAL ANALYSIS OF DIAMOND DRILLING BOREHOLE POSITIONS


Au g/t
3.5
3.15
2.8
2.45
2.1
1.75
1.4
1.05
0.7
0.35
0
558000
557500
557000
556500
560500
561000
561500
562000
562500
563000
563500

NAMOYA DIAMOND DRILL CORE SAMPLING HISTOGRAM AND CLASSICAL STATISTICS


Fit Comparison for Diamond Drilling Samples Au (g/t)
RiskLognorm(0.47468,2.2797,RiskShift(0.0046368))
0.012
Input
Minimum 0.00500
Maximum 28.11
Mean 0.439
Std Dev 1.41
Values 851
Lognorm
Minimum 0.00464
Maximum +∞
Mean 0.479
Std Dev 2.28

Source: Banro and Venmyn

10.7.4. Diamond Drill Core Sampling Results at Namoya

The entire length of each drill hole was sampled. Veins, altered zones, or distinct geological units are sampled so that the contacts are a standard 2cm within the sample boundaries. The drill core is usually marked-up by the geologist responsible and split in half using a diamond saw. The samples were cut at site and shipped to the Bukavu, DRC, sample preparation laboratory for processing. The sample pulps were then sent to the SGS laboratory in Mwanza, Tanzania, to be analyzed for gold by 50g fire assay.

The borehole database acquired for the purpose of mineral resources estimation is included in Appendix 21. The width of the various Namoya orebodies varies from less than 1m to 25m. The orientations of the ore bodies were determined from the initial detailed mapping of adits, trenches and modelling work carried out on the historical data of the deposits. The table in Appendix 21 presents the average grade of each drillhole completed for the Mineral Resources Statement.

Venmyn carried out a statistical analysis of the drilling data as shown in Figure 16. The spatial analysis suggests that the geological cut-off grade is 0.35g/t (or 0.4g/t) as this represents the contour of the mineralised zone. Statistics show a mean Au grade of 0.439g/t for all the drilling completed. This mean grade is for the total resource when no cut-off is applied and should not be confused with the average grade of the total resource declared at a cut-off of 0.4g/t.

10.7.5. Sample Preparation and Analyses

Sample preparation is carried out by a dedicated laboratory based in Bukavu which utilises internal procedures which are on par with international standards. ALS Chemex management were on site to train Banro Group staff and to commission the facility in September 2005. Analysis of samples is currently undertaken by the SGS Laboratory in Mwanza, Tanzania, which serves as the primary analytical laboratory while Genalysis in Western Australia serves as the umpire laboratory. Both SGS and Genalysis are ISO accredited under the South African National Accreditation System (SANAS) with international recognition. The laboratories utilise conventional sample preparation, sample analysis and associated quality control protocols. Venmyn visited the lab and the Qualified Person is satisfied that all procedures followed are on par with international practices. Sampling Protocols discussed in an earlier section address issues of analyses and security as well.

All field samples are delivered to the Banro Group sample preparation facility in Bukavu, DRC. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20kg and 30kg of sample. Each shipment between the field and Bukavu has a covering dispatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and a reconciliation report sent by mail to the Senior Project Geologist. Pulp samples, of approximately 150g, are placed in brown packet envelopes which, in turn, are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are routinely shipped in batches to either SGS in Mwanza, Tanzania, or Genalysis in Perth, Australia, and SGS, Tarkwa, Ghana, in the case of interlaboratory checks.

The in-house sample preparation facility comprises an electric oven, two jaw crushers, three disc pulverisers and an air compressor system all assembled in 20 foot and 40 foot steel containers. All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.Using the jaw crushers, all adit, trench and drill core samples are crushed to 80% passing a 2mm screen. The crushed sample is split using a riffle splitter to produce between 800g-1,500g of material, which is pulverised using B2000 Low Chrome Bowls with disc for 90s to 300s depending on the hardness of the sample to 90% passing a 75µm screen. Soil geochemical samples are oven dried and sieved to minus 2mm before being pulverised.

An average of 150g split of the pulp is shipped to the SGS Laboratory in Mwanza, Tanzania, for analysis. An average of 250 samples is prepared each day from the in-house facility. The crusher is thoroughly cleaned in between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is enhanced with the use of a compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples.

The sample preparation laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in a reasonable amount of time. The sample preparation laboratory's quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems–management requirements). All sections of the laboratory comply with the quality assurance procedures.

Three laboratories have been used for sample assaying since the commencement of exploration in Namoya in November 2004. The initial soil geochemical and trench samples were analysed by SGS in Mwanza, Tanzania while ALS Chemex, Johannesburg, served as the umpire laboratory. Since March 2006, SGS in Mwanza, Tanzania, has been used as the principal analytical laboratory and Genalysis in Perth, Australia, or SGS Tarkwa have acted as the umpire laboratory.

All gold analyses have been carried out using conventional 50g charge fire assay with atomic adsorption spectrography (AAS) finish. The three laboratories involved have carried out the usual internal checks, which in the case of SGS-Mwanza are detailed in the section on quality control.

11. DATA VERIFICATION

Data verification during the drilling and sampling stages is discussed under the protocol sections. Data verification during sample preparation and sample analyses are the responsibility of the respective laboratories. In order to monitor the integrity of the sample preparation and analytical data screen tests of crushed (5%) and pulverized (10%) samples, the particle size and percentage passing of the crushed and pulverized material are monitored.

To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely (12%) but randomly inserted into each batch of samples. Blank samples are inserted during the main stream crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of one in 50 and a crush duplicate split is also carried out at a frequency of one in 50. Standard reference materials are inserted at a frequency of four in 50.

11.1. Standard Samples

Four analytical reference materials are inserted in a batch of 50 samples. The standard reference material is sourced from Rocklabs Limited, New Zealand, with limited material from Geostats, Australia. The standard reference samples are in pulp form and are supplied in plastic containers of 2.5kg each, of both oxide and sulphide material with variable grade ranges. Thirty variable grade ranges of standards have been inserted in various batches of samples submitted to the analytical laboratory. The standards are randomly inserted but are of the same quantity as the laboratory pulps, making it difficult for them to be detectable by the analytical laboratory. Statistical assessment of the results of the standard reference data using the facilities in the Rocklabs Quality Control package has been completed.

The statistics for all reference materials analysed are provided in Appendix 22. The mean assay values for all standard reference material in relation to their respective reference value are considered to be within acceptable limits. Out of control point reference material are usually re-analysed with the batch of samples. In general, the shape of the various charts and the low coefficient of variation (CoV), suggests that there is no analytical bias or no significant control problems that were encountered during the period and that SGS-Mwanza is producing assays of good quality.

Figure 17 Reference Material SP37: 18.4g/t Performance Chart


22.00
21.00
20.00
19.00
18.00
17.00
16.00
15.00
14.00
Au g/t
1.00
11.00
21.00
31.00
41.00
51.00
61.00
Sample Index
Reading
Mean
LCL
UCL

11.2. Inter-Laboratory Check Assays

Statistical analyses of samples assayed at both SGS in Mwanza and Genalysis in Perth and later SGS, Tarkwa, Ghana using the same assay methods have been undertaken. These were samples originally assayed by SGS-Mwanza. The pulps from a selection of samples were then dispatched to Genalysis-Perth and later SGS-Tarkwa for check assays by the same method (50 g fire assay). The samples were submitted at the end of every quarter in batches of between 70 and 190 samples and with insertion of analytical standards.

Table 5: Inter-Laboratory Assay Comparison SGS vs Genalysis

	Au<1.0 g/t		Au>1.0 g/t	
	SGS	Tarkwa	SGS	Tarkwa
COUNT	36	36	122	122
MIN	0.005	0.005	1.02	1.14
MAX	0.98	0.98	128	102
MEAN	0.354	0.333	11.65	10.243
STDEV	0.335	0.314	18.999	16.104
MARD%	6.002		12.071	

Results were compared on the basis of the first assay by each laboratory, and the few repeat determinations by each laboratory were ignored. The Mean Absolute Relative Differences (MARD) of the SGS and Genalysis or SGS and Tarkwa results were calculated (see tables below-TBA by Banro). In quarters where there were not enough samples to compare in the low grade range the table is provided for only the > 1.0 g/t Au range.

11.3. Duplicate Coarse Split

A total of 1,418 crush split (duplicate) included in routine batches were statistically reviewed (Table 2915). A total of 161 (11.35%) of the duplicate split out of the 1,418 return assay values higher than 0.5 g/t Au. A correlation graph was generated and it illustrated a very high correlation co-efficient in both graphs. (Figure 18). The excellent correlation within the high-grade samples, indicate that there is no significant coarse gold component in the samples (**Figure 18**).

Figure 18: Duplicate Correlation Graph for SGS (2011)



Original Sample Au (g/t)
Duplicate Sample Au (g/t)
y = 0.7239x + 0.0446
0
5
10
15
20
25
30
35
40
45
50
60

Table 6: Coarse Duplicate Splits

	<0.5 g/t Au		>0.5 g/t Au	
	Original Au g/t	Duplicate Au g/t	Original Au g/t	Duplicate Au g/t
Number of pairs	1257	1257	161	161
Minimum	0.005	0.005	0.5	0.005
Maximum	0.42	2.12	56.4	46.6
Mean	0.053	0.064	3.0175	2.562
Standard Deviation	0.0793	0.1357	6.037	5.071

11.4. Blank Samples

There were 209 blanks inserted within the period of the third quarter of 2011. They returned a mean value of 0.002g/t and a maximum value of 0.050g/t Au (Figure 19). These are made up of composited barren granite, purchased from ALS Chemex - Mwanza Laboratory, with assay values of less than the 0.01g/t Au. In general, less than 1% of the blanks submitted over the entire period returned values above the upper limit.

In all cases, there was no indication of contamination in the sample preparation procedure as the samples before the failing blanks returned lower values than the blanks. As part of the laboratory procedures, a request is made for three samples on either side (before and after) of the failing blanks to be re-assayed. In all cases, the reassays returned values for the blanks which were within the accepted limit.

Figure 19: SGS Blanks Performance Graph (2011)



0.06
0.05
0.04
0.03
0.02
0.01
0
Au (ppm)
1897N
1890N
1934N
1963N
2060N
2157N
2206N
2226N
BATCH NUMBER

11.5. Analytical Laboratory Quality Control Procedures

Most laboratories have an established quality control routine, which will involve the insertion of standard, blank and duplicate samples into every assay batch. At SGS Mwanza the routine consists of two standards, one blank and two repeats (pulp duplicates) in every batch of 50 samples. In addition, repeats are randomly inserted at a rate of one in 20 samples. If any significant discrepancies are found, SGS Mwanza claim that it re-assays the whole batch. The laboratory procedures of SGS Mwanza have been reviewed and found to be satisfactory.

A monthly report detailing the results of the internal quality control by the principal laboratory is prepared by SGS-Mwanza, which is later put together to produce a comprehensive quarterly report. Assessment of the principal analytical laboratory internal duplicates, blanks and standard show good levels of accuracy.

Figure 20: Inter-Laboratory Performance Comparison Quarter 3, 2011



y = 0.82x + 0.0425
R² = 0.7648
SGS Tarkwa Au(g/t)
SGS Mwanza Au(g/t)
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0

12. MINERAL PROCESSING AND METALLURGICAL TESTING

Mineral processing, bulk sample and metallurgical testing are currently being carried out by MDM Engineering. The results recovered up to date are provided in Appendix 23.

13. MINERAL RESOURCE ESTIMATES

Mineral Resource estimation was carried out in-house under Mr Daniel Bansah as the Qualified Person. The mineral resource estimation process and geostatistics have been independently verified by Venmyn, with Mr Andrew Clay as the Qualified Person. The Mineral Resources for the entire Namoya Project is provided in Table 7. The Mineral Resources for each prospect of the Namoya Project are presented in Figure 23 to Figure 26. The inferred resources are reported in Table 8.

Table 7: The Mineral Resources for Namoya Project as at 23rd December 2011

ORE ZONE	MEASURED			INDICATED			TOTAL MEASURED AND INDICATED		
	TONNES (Mt)	Au (g/t)	OUNCES (Moz)	TONNES (Mt)	Au (g/t)	OUNCES (Moz)	TONNES (Mt)	Au (g/t)	OUNCES (Moz)
Oxide	8.50	1.86	0.51	1.65	1.45	0.07	10.15	1.66	0.58
Transitional	6.16	2.03	0.40	0.76	1.30	0.03	6.93	1.66	0.43
Fresh rock	5.25	2.36	0.40	2.45	2.10	0.17	7.70	2.23	0.57
TOTAL	**19.91**	**2.05**	**1.31**	**4.86**	**1.75**	**0.27**	**24.77**	**1.99**	**1.58**

Notes: Mineral Resources are estimated at a cut-off of 0.4g/t Au.
Mineral Resources are estimated at a gold price of USD1,700/oz.

Table 8: Inferred Mineral Resources for Namoya Project as at 23rd December 2011

ORE ZONE	INFERRED		
	TONNES (Mt)	Au (g/t)	OUNCES (Moz)
Oxide	2.41	1.18	0.09
Transitional	2.71	1.18	0.10
Fresh rock	4.35	1.74	0.24
TOTAL	**9.47**	**1.44**	**0.44**

Notes: Mineral Resources are estimated at a cut-off of 0.4g/t Au.
Mineral Resources are estimated at a gold price of USD1,700/oz.

13.1. Geological Modelling and Interpretation

Geological modelling was carried out in Datamine™ using the methodology detailed below. The most recent mineral resource estimates for Namoya were press released on 23rd December 2012. The new resource follows a total of 295 holes (43,502.72 meters) yielding 43,765 samples and 3,465 metres of shallow auger drilling done to date. The portion of the closed spaced auger drilling which were concemtrated on Mwendamboko and Muviringu deposits were used for the determination of the regolith resource.

These new mineral resource estimates have been incorporated into a Updated Economic Assessment of the Namoya Phase 1 Gold Project. As part of Namoya Mining's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. A total of 13,393 relative density measurements were taken from drill core at the deposits to convert volumes into tonnages. The mineral resources were estimated from the current and previous core drilling programs as well as previous verified adit information.

The methodology employed in estimating the mineral resources utilized a 3-dimensional wireframe model of the mineralization interpreted with 0.3g/t Au sample cut-off, defined first in plan and on cross sections at 20-40 meters interval. The ore body models were constrained within the wireframe with primary block dimensions of 10 meters in the strike and cross structure directions, and 5 meters in the vertical direction. Semi-variograms were constructed for each deposit using one metre sample composite of the gold values. Some structure was apparent in the along strike and down-dip directions, and a Krige interpolation algorithm was adopted for the estimates.

The recent topographic survey and in particular the updated pit survey at Mwendamboko have been used to deplete the models. Ore classification was carried out using solid wireframes to flag blocks as measured, indicated and inferred. The higher confidence geological knowledge coupled with the increased data density, the continuity of the mineralization and the increase reliability of the database, have allowed mineral resources to be classified with higher confidence. These estimates were prepared in-house by Namoya Mining in accordance with NI 43-101 and have been independently verified by Venmyn. They were based on drilling data available as at 1st November 2011 and followed a review, analysis, interpretation and estimation led by Venmyn.

Venmyn has visited the site to review data collection procedures, geological interpretations and modeling, and estimation using geostatistical techniques. Venmyn also reviewed the geological and grade continuity to supplement the review of data quality in order to confirm mineral resource classification categories to reflect the sample coverage. Venmyn is satisfied that the drilling, sampling, database and geological modeling protocols comply with the standards prescribed by NI 43-101.

Venmyn carried out a verification process that followed the following procedure:-

13.1.1. Source Data Validation

The drilling database was run through a validation tool that tested for gaps, overlaps, point entries and matching 'FROM' records as well as a rudimentary check on the downhole survey of the holes. There were numerous point entries, two duplicates and 75 overlaps. The point entries affect all the prospect areas while the overlaps seem to be constrained to Kakula trenches and some channel samples in Filon B.

13.1.2. Wireframe Interpretation Verification

The following 3D images show sections through the Mwendamboko wireframe model and compare them to the drillholes that inform the models. Some points of concern were noted in that there is no clear indication from the drilling data how the boundaries of the shear zones are defined:-

- it would seem that the wireframes do not necessarily snap to the holes; and
- there is no clear grade or lithological boundary or control used when defining the shear zones.

Information from Namoya Mining would indicate that the wireframes were snapped to the wireframes but that complex shapes may have resulted in some problems.

It is felt that further review work should be undertaken on the construction methodology of the wireframes as the initial indications are that the current interpretation may exclude mineralised intersections and incorporate far too much waste.

13.1.3. Validation of Estimation Parameters

During the 2011 site visit it was noted that a full revision of the estimation parameters was required. At that stage, the primary resource was identified as the Mwendamboko deposit. Several attempts were made at constructing a usable variogram model and kriging neighbourhood parameters for this deposit. The resulting estimation parameters and variogram model were then applied by Namoya Mining to all the deposits. This is not ideal as each deposit, and in most cases each shear, is geostatistically different and the use of a single ubiquitous variogram model is flawed.

Examples of the differences can be seen in the following figures from some check modelling done on the Muviringu deposit (MV). What is notable is the clear differences in the nugget and ranges of the normalised variograms from the Mwendamboko deposit and the Muviringu deposit. This is a clear indication that it would be inappropriate to use a single variogram model as it could understate the nugget as well as overstate the continuity of the data.

13.1.4. Grade Models

One of the best ways to validate an estimate is to compare the grades of the drilling data within an appropriate are as to the grades of the block model within that area. The expectation is that the model will be smoother than the data distribution but that the general trends of the data within the 3D check grid (in this case 50x50x50m cells) should be replicated by the model grades.

In the following images it is clear that the models are smoother than the data but that they also mimic the general grade profile of the drilling data.

There are a couple of concerns with the MV and KK models where it would seem that the models are overestimating the grade due to extrapolation or smearing of grade. This may well be a function of the variograms and search parameters used, as detailed in the previous section

Figure 21: Grade vs Tonnage Curve for Total Mineral Resources at Namoya


Tonnes (Mt)
0
2
4
6
8
10
12
14
16
18
20
22
24
26
Average Grade (g/t)
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
11.0
12.0
13.0
0 0.5 1 1.5 2 2.5 3 3.5 4 4.5 5 5.5 6 6.5 7
Cut-off Grade Au(g/t)
Tonnes(Mt)
Tonnage at 0.4g/t

At a cut-off grade of 0.4 g/t gold, there is 69% more material but 2% drop in grade, resulting in 39% more gold content in this model relative to the previous estimates presented in Table 2. The increase in the contained gold of the current model relative to the previous estimates is a function of the improved geological knowledge and the level of confidence in the mineral resource classification process as well as increased mineral resource categorization. Furthermore, the increase in the tonnage of ore and the decrease in the average grade of the current model relative to the previous estimates is a function of the tighter mineralization constrain of the previous model relative to the current model and the inclusion of the auger drill core data in the current model for the evaluation of the regolith material in the Mwendamboko deposit.

3D GEOLOGICAL MODEL FOR NAMOYA



N
MWENDAMBOKO
MUVIRINGU
KAKULA
NAMOYA SUMMIT
0
Scale
500m

Note: colour represent different orebody wireframes of each deposit and were randomly chosen.

Source: Banro

VENMYN
Independence you can trust

Banro N143-101 - Namoya Project

FIGURE 22

MINERAL RESOURCE ESTIMATES, RESOURCE BLOCKS AND GEOLOGICAL SECTION FOR MWENDAMBUKO

SECTION VIEW SHOWING RESOURCE CLASSIFICATION BLOCKS


Indicated resource limit
Measured resource limit
Inferred resource
LEGEND
Au
From To
0.0 0.3
0.3 0.5
0.5 1.0
1.0 3.0
3.0 +

SECTION VIEW SHOWING MINERAL ZONE BLOCKS


Oxide
Transition
Fresh
Base of complete oxidation
Top of fresh rock
LEGEND
Oxidation State
From To
1.0 1.0
2.0 2.0
3.0 3.0

Mineral Resources as At 23rd December 2011

ORE ZONE	MEASURED TONNES (Mt)	MEASURED Au (g/t)	MEASURED OUNCES (Moz)	INDICATED TONNES (Mt)	INDICATED Au (g/t)	INDICATED OUNCES (Moz)	INFERRED TONNES (Mt)	INFERRED Au (g/t)	INFERRED OUNCES (Moz)
Oxide	2.54	2.23	0.18	0.93	1.71	0.05	0.33	1.70	0.02
Transitional	2.60	2.43	0.20	0.26	1.45	0.01	0.10	1.44	0.00
Fresh	2.26	2.85	0.21	0.77	2.53	0.06	0.37	2.03	0.02
TOTAL	**7.39**	**2.49**	**0.59**	**1.97**	**2.00**	**0.13**	**0.80**	**1.82**	**0.05**

Notes: Resources are estimated at a cut-off of 0.4g/t Au
Resources are estimated at a gold price of USD1,700/oz.

MINERAL RESOURCE ESTIMATES, RESOURCE BLOCKS AND GEOLOGICAL SECTION FOR MUVIRINGU

SECTION VIEW SHOWING RESOURCE CLASSIFICATION BLOCKS


Indicated resource limit
Measured resource limit
Inferred resource
LEGEND
Au
From To
0.0 0.3
0.3 0.5
0.5 1.0
1.0 3.0
3.0 +

SECTION VIEW SHOWING MINERAL ZONE BLOCKS


Base of complete oxidation
Oxide
Transition
Top of fresh rock
Fresh
LEGEND
Oxidation State
From To
1.0 1.0
2.0 2.0
3.0 3.0

Mineral Resources as At 23rd December 2011

	MEASURED			INDICATED			INFERRED		
	TONNES (Mt)	Au (g/t)	OUNCES (Moz)	TONNES (Mt)	Au (g/t)	OUNCES (Moz)	TONNES (Mt)	Au (g/t)	OUNCES (Moz)
Oxide	0.94	1.15	0.03	0.11	0.96	0.00	1.27	0.91	0.04
Transitional	1.23	1.11	0.04	0.19	0.94	0.01	1.63	1.03	0.05
Fresh	2.14	1.91	0.13	0.80	2.06	0.05	2.04	1.58	0.10
TOTAL	**4.31**	**1.52**	**0.21**	**1.09**	**1.76**	**0.06**	**4.94**	**1.23**	**0.20**

Notes: Resources are estimated at a cut-off of 0.4g/t Au
Resources are estimated at a gold price of USD1,700/oz.

MINERAL RESOURCE ESTIMATES, RESOURCE BLOCKS AND GEOLOGICAL SECTION FOR KAKULA

SECTION VIEW SHOWING RESOURCE CLASSIFICATION BLOCKS


Indicated resource limit
Measured resource limit
Inferred resource
LEGEND
Au
From
To
0.0
0.3
0.3
0.5
0.5
1.0
1.0
3.0
3.0
+

SECTION VIEW SHOWING MINERAL ZONE BLOCKS


Oxide
Transition
Base of complete oxidation
Top of fresh rock
Fresh
LEGEND
Oxidation State
From
To
1.0
1.0
2.0
2.0
3.0
3.0

Mineral Resources as At 23rd December 2011

	MEASURED				INDICATED				INFERRED			
	TONNES (Mt)	Au	(g/t)	OUNCES (Moz)	TONNES (Mt)	Au	(g/t)	OUNCES (Moz)	TONNES (Mt)	Au	(g/t)	OUNCES (Moz)
Oxide	2.47		1.70	0.13	0.11		0.88	0.00	0.22		1.04	0.01
Transition	0.98		1.95	0.06	0.10		1.75	0.01	0.03		0.58	0.00
Fresh	0.03		2.31	0.00	0.01		1.52	0.00	0.01		1.66	0.00
TOTAL	3.48		1.77	0.20	0.21		1.29	0.01	0.26		1.00	0.01

Notes: Resources are estimated at a cut-off of 0.4g/t Au
Resources are estimated at a gold price of USD1,700/oz.

MINERAL RESOURCE ESTIMATES, RESOURCE BLOCKS AND GEOLOGICAL SECTION FOR NAMOYA SUMMIT


Indicated resource limit
Measured resource limit
Inferred resource
LEGEND
Au
From To
0.0 0.3
0.3 0.5
0.5 1.0
1.0 3.0
3.0 +
Oxide
Transition
Fresh
Base of complete oxidation
Top of fresh rock
LEGEND
Oxidation State
From To
1.0 1.0
2.0 2.0
3.0 3.0

Mineral Resources as At 23rd December 2011

	MEASURED			INDICATED			INFERRED		
	TONNES (Mt)	Au (g/t)	OUNCES (Moz)	TONNES (Mt)	Au (g/t)	OUNCES (Moz)	TONNES (Mt)	Au (g/t)	OUNCES (Moz)
Oxide	2.55	1.92	0.16	0.50	1.19	0.02	0.59	1.49	0.03
Transition	1.35	2.16	0.09	0.22	1.21	0.01	0.96	1.42	0.04
Fresh	0.83	2.21	0.06	0.87	1.77	0.05	1.93	1.85	0.11
TOTAL	**4.74**	**2.04**	**0.31**	**1.59**	**1.51**	**0.08**	**3.48**	**1.67**	**0.19**

Notes: Resources are estimated at a cut-off of 0.4g/t Au
Resources are estimated at a gold price of USD1,700/oz.

Figure 27: 3D Variance Plots for Selected Models


MW 3D Variance Plot - 50x50x50
Blocks
MV 3D Variance Plot - 50x50x50
Blocks
NS 3D Variance Plot - 50x50x50
M_MEAN
D_MEAN
Blocks

14. MINERAL RESERVES ESTIMATES

There are currently no mineral reserves for this project.

15. MINING METHODS

15.1. Introduction

The potential mining methods to be used for Namoya were investigated by SRK Consulting (UK) Limited (SRK) which was commissioned by Banro to complete a Preliminary Assessment Mining Plan Study and Schedule of the project. In addition, SRK were also commissioned to review the Mineral Resource models that had been previously generated by Banro.

Conventional open-pit shovel-and-truck methods will be used to exploit the Namoya deposit. During the Mine Studies carried out by SRK, four options were considered and these are:-

- Option 1 (the Base Case): 2Mtpa owner heap leach operation for weathered, oxide, and transitional ore;
- Option 2: 2Mtpa contract mining heap leach operation for weathered, oxide, and transitional ore;
- Option 3: 2Mtpa owner heap leach with an additional 0.5Mtpa CIL plant for treating the higher grade (>2.5g/t) oxide and transitional ores; and
- Option 4: 2Mtpa contract mining heap leach with an additional 0.5Mtpa CIL plant for treating the higher grade (>2.5g/t) oxide and transitional ores.

Costing and optimisation studies have been performed based on Option 1. Although no Mineral Reserves have been declared, the studies undertaken to-date are considered sufficient to support a PFS.

The Mine Studies have been driven by the following factors, in order of priority:-

- initially mine pits with higher grade and lower stripping ratios whilst attempting to maintain a smooth waste stripping programme; and
- bring forward the processing of as much oxide ore as possible through sequential mining.

15.2. Pit Optimisation Studies

Open-pit optimisation studies were carried out using Whittle/Gemcom Four-X Analyser (Whittle 4X) software with the intention of proving guidance to the potential economic final pit geometries. The estimated value of individual mining blocks at the pit boundary were compared against the waste stripping costs and the pit walls necessary to reach breakeven were established. In estimating ore production schedule and waste stripping requirements, ore and waste tonnages in the pit were reported on a bench-by-bench basis and modified to sufficiently reflect the expected mining conditions suing the following factors:-

- mining loss of 5%;
- 5% dilution at 0g/t cut-off grade; and
- 10% increase in waste volume to reflect the expected increase of waste from the modelled pit to the engineered design.

The optimisation inputs are presented in Table 9. Optimisation was performed on the Measured and Indicated Mineral Resources using the input parameters from Table 10.

Table 9: Whittle Optimisation Input Parameters (Base Case)

PARAMETER	VALUE
Gold Price (USD/oz)	1,000.00
Royalty (%)	1.00
Cut-off Grade (Heap Leach operation) (g/t)	0.37
Oxidised Ore SG (t/m³)	2.51
Transitional Ore SG (t/m³)	2.62
Fresh Ore SG (t/m³)	2.74
Waste Rock SG (t/m³)	2.53
General Slope Angle in Oxide Material (degrees)	40.00
General Slope Angle in Transitional Material (degrees)	50.00
General Slope Angle in Fresh Material (degrees)	55.00
Ore Mining Cost (USD/t)	(11.61)
Incremental Transport Cost for each 10m below Bench (USD/t)	(0.50)
Incremental Transport Cost for each 10m above Pit Ramp (USD/t)	(0.40)
Plant Throughput (Mtpa)	2.00
Oxide Recovery (%)	86.00
Transitional Recovery (%)	84.00
Plant operating Costs (Oxide and Transitional) (USD/t)	(8.15)
G&A Costs (USD/t)	(2.92)
Assay Costs (USD/t)	(0.26)
Refiner Costs (USD/t)	(5.00)

Plant Costs based on Heap Leach Operation as per Option 1 (Base Case).
No Capital Costs have been included.
Red values in brackets represent expenses

Table 10: Whittle Pit Optimisation Results

PARAMETER	VALUE
Total Waste (Mt)	60.30
Total Ore Mined (Mt)	15.35
Average Head Grade (g/t)	1.80
Average Strip Ratio	3.93
Minimum Practical Mining Width (m)	50.00

15.3. Production Schedule

A preliminary Life-of-Mine (LoM) Plan has been designed using the optimisation results and is presented in Table 11:-

Table 11: Namoya LoM Schedule

PARAMETER	UNITS	1	2	3	4	5	6	7	8	9	TOTAL
Waste Mined	Mt	3.09	10.30	12.56	12.05	14.36	7.94				**60.30**
Strip Ratio	t/t	2.09	3.33	2.97	5.00	8.77	3.17				**3.93**
Ore mined	Mt	1.48	3.10	4.23	2.41	1.64	2.51				**15.35**
Plant Feed	Mt	1.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	0.35	**15.35**
Head Grade	g/t	3.10	2.53	2.52	2.38	1.60	1.78	0.68	0.68	0.68	**1.80**
Recoverable Grade	g/t	2.72	2.18	2.17	2.06	1.39	1.51	0.59	0.59	0.59	**1.56**
Dissolution	%	87.96	85.91	85.91	86.70	86.67	85.06	86.41	86.41	86.41	**86.28**
Recoverable Au	kg	2,724.04	4,355.70	4,336.83	4,123.89	2,771.48	3,028.00	1,179.66	1,179.66	207.88	**23,907.15**
Recoverable Au	kOz	87.58	140.04	139.43	132.59	89.11	97.35	37.93	37.93	6.68	**768.63**

*** Note: The Low-Grade Ore will be stockpiled and processed in Year 7.**

15.4. Mining Method

It is envisaged that Namoya Mining will perform all mining operations including:-

- site preparation;
- haul road construction;
- excavation and haulage of run-of-mine (RoM) to heap leach pad and waste rock to the waste rock dump;
- oversize material breakage;
- maintenance of mining fleet and equipment;
- mine planning and scheduling;
- grade control; and
- performance monitoring.

Mining will employ conventional open-pit shovel-and-truck methods. Drilling and blasting will be used where required, and SRK have estimated that 86% of the excavation will require drilling and blasting. Hydraulic excavators and a fleet of haul trucks will be used to conduct mining operations and the RoM will be tipped at the heap leach pad and the waste will be tipped at the designated waste dumps.

Access roads will be developed for access into new areas and the main arterial roads will be constructed to a minimum width of 25m, including berms and drainage. Soil and/or soil making material will be gathered, where available, as part of the mining process and stockpiled for use in the rehabilitation of the open-pits. Pit benches will be developed to conform to the specific requirements of the mining fleet being used but generally in 5-10m horizontal lifts. Current studies have assumed that the haulage fleet will consist of off-highway trucks that will transport the RoM to the heap leach feed hopper and the waste rocks to the waste rock dump. An area for stockpiling excess RoM will be reserved as well as an area for stockpiling the low-grade ore. Further studies are to be undertaken regarding the design of the waste rock stockpiles and the possibility of creating in-pit dumping areas for waste rock. The possibility of back-filling will also be investigated as a means of lowering mining costs.

15.5. Mining Equipment

Mine equipment requirements have been estimated based on the following:-

- annual production schedule;
- mine work schedule; and
- equipment shift production estimates.

The objectives of the mine equipment estimation exercise were to ensure that the mining equipment is:-

- consistent with the size of the operation;
- able to construct additional roads and upgrade the existing ones as needed;
- able to perform mining and hauling duties of both the RoM and the waste rock;
- able to re-handle ore from the RoM stockpile;
- maintain the entire mine working areas, in-pit haul roads, waste storage areas, stockpiles, satellite stockpiles, and external roads; and
- build and maintain in-pit and on-dump drainage structures.

The equipment requirements are listed in Table 12.

The proposed mining fleet is considered sufficient to meet the above-mentioned objectives and due to the relatively short life of the project, no equipment replacement programme was considered. Equipment units and costs were generated from renowned manufacturers. Capital and transportation costs were derived from similar projects. Outputs were generated from generic calculations.

Table 12: Namoya Mining Equipment Requirements

CLASS	TYPE	CAPACITY	UNIT	YEAR 1	2	3	4	5	6	7
Major	Hydraulic Excavator (Backhoe)	6	m^3	2	2	2	3	3	3	2
	Rear Dump Haul Truck	100	t	4	4	5	7	8	8	6
	Wheel Loader	6	m^3	1	1	1	1	1	1	1
	Track Bulldozer	30	t	2	2	2	2	2	2	2
	Wheel Bulldozer	40	t	1	1	1	1	1	1	1
	Motor Grader	20	t	1	1	1	1	1	1	1
	Water Bowser	50	t	2	2	2	2	2	2	2
Minor	Hydraulic Excavator	2	m^3	1	1	1	1	1	1	1
	Tractor and Trailer			1	1	1	1	1	1	1
	Light Towers			6	6	6	6	6	6	6
	Fuel Bowser			1	1	1	1	1	1	1
	Lubricant truck			1	1	1	1	1	1	1
	Twin Cab Pickup Trucks			2	2	2	2	2	2	2
	Single Cab Pickup Trucks			4	4	4	4	4	4	4
	Lowbed Trailer and Engine			1	1	1	1	1	1	1
	Rough terrain Crane			1	1	1	1	1	1	1
	Road Wagon			2	2	2	2	2	2	2
	Site Bus			2	2	2	2	2	2	2
	Site Vehicle with Hiab Crane			1	1	1	1	1	1	1

15.6. Mining Infrastructure

15.6.1. Offices and Buildings

A purpose-built 600m^2 will be constructed to provide office space for:-
mine management;

- technicians and technical support services;
- canteen;
- training; and
- meeting room.

Change rooms, kitchen, and laundry area will be integrated with the processing plant facilities.

15.6.2. Maintenance Facilities

A purpose-built 840m^2 maintenance area will be built to cater for:-

- heavy equipment workshop;
- auxiliary equipment workshop; and
- refuelling centre.

The main stores and distribution centre will be located in the processing plant area. A separate contained area will be integrated inside the main warehouse to cater for special lubricants and greases whilst a designated caged area will be provided to cater for flammable products such as solvents and paints.

15.6.3. Explosives Storage

The exact location of the explosives storage area has not been established but it is expected, as per the normal conventions regarding safety, that this area will be a considerable distance from the mining facilities. The explosives housing will conform to the safety requirements of such storage facilities.

15.6.4. Communication

Communication systems do not require extensive design and it has been recommended that all hydraulic excavators, drill rigs, graders, and wheel loaders be fitted with in-vehicle radios. An adequate supply of hand-held two-way radios has also been recommended.

15.6.5. Manpower

Manpower requirements were generated from first principles and with from similar operations SRK and presented in Table 13. A 3-shift-per-day basis has been used except where indicated otherwise.

Table 13: Namoya Project Mining Manpower Requirements

CATEGORY		YEAR 1	2	3	4	5	6	7
Mining Operators	Drillers	3	3	3	3	3	3	3
	Drill Assistants	3	3	3	3	3	3	3
	Shovel Operators	9	9	9	12	12	12	9
	Truck Drivers	12	12	15	21	24	24	18
	Dozer Operators	6	6	6	6	6	6	6
	Grader Operators	3	3	3	3	3	3	3
	Wheel Loader Operators	3	3	3	3	3	3	3
	Wheel Dozer Operators	3	3	3	3	3	3	3
	Water Truck Operators	6	6	6	6	6	6	6
	Service Crew	6	6	6	6	6	6	6
	Blasting Crew*	4	4	4	4	4	4	2
	Labourers	6	6	6	6	6	6	6
	Sub-Total	**64**	**64**	**67**	**76**	**79**	**79**	**68**
Maintenance	Fitters - Shifts	6	6	6	6	6	6	3
	Assistants to Fitters	3	3	3	3	3	3	3
	Service Crew	6	6	6	6	6	6	3
	Drivers	6	6	6	6	6	6	3
	Clerk	9	9	9	9	9	9	3
	Fitters - Workshops*	10	10	12	14	14	14	11
	Assistants to Fitters*	6	6	7	8	8	8	6
	Welders*	2	2	2	2	2	2	2
	Fuel and Lubrication	6	6	6	6	6	6	3
	Tyres*	2	2	2	2	2	2	2
	Drivers	6	6	6	6	6	6	6
	Maintenance Planner	3	3	3	3	3	3	3
	Clerks	6	6	6	6	6	6	6
	Labourers	6	6	6	6	6	6	6
	Sub-Total	**77**	**77**	**80**	**83**	**83**	**83**	**60**
Senior and Other Staff	Mine Superintendent**	1	1	1	1	1	1	1
	Maintenance Superintendent**	1	1	1	1	1	1	1
	Chief Mining Engineer**	1	1	1	1	1	1	1
	General Foreman**	1	1	1	1	1	1	1
	Shift Foreman	3	3	3	3	3	3	3
	Mine Trainer	2	2	2	2	2	2	2
	Safety Officer	1	1	1	1	1	1	1
	Pit Worker	2	2	2	2	2	2	2
	Workshop Manager**	1	1	1	1	1	1	1
	Workshop Supervisor	3	3	3	3	3	3	3
	Light Vehicle Supervisor	1	1	1	1	1	1	1
	Stores Supervisor	3	3	3	3	3	3	3
	Stores Workers	9	9	9	9	9	9	9
	Senior Planning Engineer	1	1	1	1	1	1	1
	Planning Engineer	1	1	1	1	1	1	1
	Senior Geologist**	1	1	1	1	1	1	1
	Shift Geologist	3	3	3	3	3	3	3
	Geotechnical Engineer	1	1	1	1	1	1	1
	Senior Surveyor	1	1	1	1	1	1	1
	Survey Assistant	2	2	2	2	2	2	2
	Grade Control Engineer	1	1	1	1	1	1	1
	Grade Control Crew	6	6	6	6	6	6	6
	Sub-Total	**46**	**46**	**46**	**46**	**46**	**46**	**46**
GRAND TOTAL		**187**	**187**	**193**	**205**	**208**	**208**	**174**

* - Based on a 3-shift-per-day basis.
** - Expatriates

Venmyn considers these estimates of manpower requirements to be sufficient for use at this Scoping Study level.

16. RECOVERY METHODS

16.1. Introduction

At the effective date of this report, the latest process plant design had not been made available but Venmyn have been made to understand that the latest plant design is based on an annual throughput of 2Mt and will consist of the following major process sections:-

- crushing, washing and screening;
- gravity recovery of free gold from the fines from the above-mentioned step;
- leaching (CIL) of the tailings from the gravity recovery section;
- heap leach of the coarse fraction from the crushing, washing and screening step;
- carbon adsorption, elution, and electrowinning of the two pregnant leach solutions;
- carbon regeneration; and
- calcining and smelting to produce a gold dore.

A detailed discussion on the plant design, recoveries, and other metallurgical parameters cannot be provided at this point due to lack of information.

16.2. Processing of Gold Ores by Heap Leaching

The following discussion outlines the processing of gold ores by heap leaching. The intention of the discussion is to provide a high level summary of the process route to show what can be expected once the latest process design is made available.

Heap leaching involves placing crushed ore on a heap that is founded upon an impervious liner to prevent leakage. The heap is irrigated with a cyanide solution through a sprinkler system laid on top of the heap. As the cyanide solution percolates to the bottom of the heap, gold particles are leached into the cyanide solution producing a pregnant solution that is collected at the bottom of the heap into the "pregnant solution pond".

Gold is extracted from the pregnant leach solution using activated carbon which adsorbs the gold into its porous matrix. In this method, called the Carbon-in-Pulp (CIP) method, leached pulp and carbon are transferred in a counter-current flow arrangement between a series of tanks, usually numbering 4 to 6. In the final tank, fresh or barren carbon is put in contact with low grade or tailings solution. At this tank the fresh carbon has a high activity and can remove trace amounts of gold (to levels below 0.01 mg/L Au in solution).

As it moves up the train, the carbon loads to higher and higher concentrations of gold as it comes in contact with higher grade solutions. Typically, concentrations as high as 4-8kg of gold per tonne of carbon can be achieved on the final loaded carbon as it comes in contact with freshly leached ore and pregnant leach solution. The barren solution is recycled back to the heap leach pads after adding suitable amount of cyanide to restore the cyanide concentration to the desired levels.

Because the carbon particles are much larger than the finely-milled ore, the coarse carbon is separated from the slurry by screening using a wire mesh. The final loaded carbon is removed and washed before undergoing elution at high temperature and pH. This process is usually followed by electrowinning during which the rich eluate solution that emerges from the elution process is passed through electrowinning cells where gold and other metals are precipitated onto the cathodes. Smelting of the cathodes material further refines the gold and produces gold ingots suitable for transport to a refinery.

Heap leach processes could take up to 60 days for processing ore that could be leached within 24 hours in a conventional tank leaching system. In addition, recoveries are typically between 60-80% as opposed to 85-95% for tank leaching processes. The advantages of heap leaching are:-

A TYPICAL PROCESS FLOW DIAGRAM FOR GOLD EXTRACTION



ROM Ore
Crushing, Washing and Screening
Fines
Coarse Material
Sprinklers
Sodium Cyanide Solution
Sodium Cyanide
Heap Leach Pad
Pregnant Soln Pond
Free Gold Recovery
Sodium Cyanide Solution
Tailings
Pregnant Solution
Primary Leach Agitated Tank
Free Gold
L/S : Linear screen
O/F : Over flow
U/F : Under flow
M/D : Mill discharge
Carbon flow
Loaded Carbon
Carbon in Leach (CIL) Tanks
Tailings
Loaded Carbon L/S
Washed Slime
CIP Feed
Loaded Carbon
Boiler
Heat Exchanger
HCl Solution
Elution Column
Electrolyte make-up Tank
Regenerated Carbon
Carbon in Pulp (CIP) tanks
Regenerated Carbon V/S
Electrowinning Cell
Carbon Acid Treatment Tank
Carbon Safety V/S
Column Drain
Eluted Carbon
Regeneration Kiln
Fine Carbon to Fine C plant
Acid Treated Carbon
Barren Soln Pond
Gold to Calciner and Smelter
Gold Dore

VENMYN
Independence you can trust

Banro N143-101 - Namoya Project

FIGURE 26

- lower milling costs as heap leaching requires coarser material to enable percolation;
- less capital intensive setup; and
- lower tailings disposal costs as the heap leach pads can generally be left in place after reclamation.

The disadvantages are:-

- ores with a high clay content typically present challenges for the cyanide solution to percolate and an additional agglomeration step has to be incorporated in such ores prior to stacking on the heap leach pad; and
- solution balance challenges can present themselves in areas of high rainfall.

A typical process flow diagram for the heap leaching of gold ores, modified to reflect the Namoya proposed plant (as Venmyn has been made to understand) is presented in Figure 28.

17. PROJECT INFRASTRUCTURE

This section describes the services provided in the mining lease area. It includes water and power supply, service and haul roads, camp, mining and plant buildings and sewerage and solid waste disposal. Also included in this section are telephone and radio communications and plant and camp fire protection.

17.1. Road Network

Provision has been made to upgrade 350km of road between Baraka and Namoya to ensure a reasonable standard of logistics access to Namoya Mine. This work is currently in progress with a first pass being completed by the beginning of April. The completion date for the overall programme is the last quarter of 2012.

In the mining lease area haul roads will be developed to accommodate the mining fleet in the pit and waste rock areas and to give access to the mining workshops at the base of the escarpment. Vehicle roads will be developed to link the key areas of the mine and its infrastructure as well as the process plant. Preference will be given to culvert storm water drainage and river crossings in order to minimise the need for bridges

17.2. Security

In general security will be by means of a single fence with the exception of the process plant where a second internal fence with restricted access will be installed for additional security. High security fencing will only be used in the gold recovery area. All access to the mine and its various security areas will be by means of manned access control. High risk areas will have additional camera surveillance.

17.3. Power

The required electrical load of approximately 5.5MW will be supplied by diesel fuelled generators. Distribution voltage will be 11 000 volts with a step down to an operating voltage of 400 volts.

A total installed capacity of 4.5MW will be generated on-site as follows:-

- 3MW supplied from three 1MW high-speed diesel generators; and
- 1.5MW supplied from three 0.5MW high-speed generators as spinning reserve (for peak demand and back-up). In addition, these smaller generators will provide the additional capacity to start the tertiary cone crusher motors (the biggest in the plant) at a time when the rest of the plant is operational.

17.4. Water

Raw water dams will be constructed in existing river paths and will accumulate rainfall from adjacent catchment areas. A number of bore holes will also be sunk to supplement this supply in the lesser rainfall months.

Potable water will be provided by two water treatment plants, one located in the accommodation area and the second located in the process plant area. Both of these plants will have a dedicated borehole supply. Storage tanks and a reticulation system will service all applicable buildings and offices.

Fire water will be stored in a large tank adjacent to the fuel farm in the process plant area. From this location it will be pumped to hydrants in the plant, with remote areas being serviced by a fire truck.
A detailed water balance has been drawn up for the process plant and this is currently being extended to cover the overall project.

17.5. Communication

The process plant, mining area and accommodation camps will be serviced by a satellite communication system (VSAT). Office buildings and management accommodation will also be serviced by a local area network.
On site radio communications will employ both VHF and HF frequencies with dedicated wavebands to avoid interference with existing networks.
Work is currently in progress to develop mobile phone communications to a point where they will be usable at all areas of the mine. Two relay stations have been selected on the Baraka to Namoya route and masts will be erected on these hilltops.

17.6. Accomodation

17.6.1. Permanent Mine Village

A permanent mine village will be erected on the hillside to the East of the mining lease area, the site of the previous mine manager's residence. This site overlooks the Namoya plains. 25 semi-detached bachelor units, each comprising of two dwellings with lounge, bedroom kitchen and bathroom, will be built on the access road on the south side of the hill.

At the top of the hill a recreation club will be erected with outside entertainment area and swimming pool. The clubhouse will have a full kitchen, dining room, bar area and washroom facilities. Adjacent to this there will be a 5 bedroom guest house with kitchen area, lounge and enclosed veranda. Each bedroom will have an en-suite bathroom.
A fully equipped gymnasium and laundry will complete the facilities allowed for at the village. All buildings will be of brick and plaster construction with chromadek roof sheeting.

This village will accommodate senior management and supervision employed for the operation phase of the mine.

17.6.2. Operations Village

A village designed to accommodate 300 employees will be constructed on the open area to the North of the exploration camp that is currently being used by the exploration drillers.

On the hillside 8 dormitory units for senior staff will be constructed. These will have 5 single rooms with a common integral ablution facility.
On the open area below the hill 24 dormitory units each catering for two rooms housing 6 employees each will be constructed. These units will also have an integral shared ablution facility.

Total accommodation catered for will therefore be 304. This complex will house all operation staff on the mine that qualify for mine housing.
All the above accommodation will be of brick and plaster construction with chromadek roof sheeting. An open thatched entertainment area with sports fields have been included in the planning the village.

17.6.3. Construction Camp

Adjacent to the operations village an area has been allocated to 200 tents to cover accommodation of the construction personnel. These will be serviced by stand alone ablution facilities.

17.6.4. Police and Security accommodation

To the South East side of the exploration camp a police station with 4 offices and a control room will be constructed. Associated infrastructure with the police station will be a small kitchen and dining room and two accommodation dormitories. One dormitory will have two rooms each accommodating six people; the other will have one room accommodating six people and two individual rooms for senior officers. Both units will have integral shared ablution facilities.

On the West side of the exploration camp accommodation will also be provided on site for security staff. Again this will be two dormitories with shared ablution facilities, one accommodating 12 people, the other one with 5 single rooms. Dog kennels and a dog run will be allowed for in this area.

17.6.5. Infrastructure at the Main Accommodation Area

To the East of the operations village and construction camp an office block will be constructed. This will have 12 offices, a board room and a kitchenette. Initially this will be used for senior construction management, but once the mine becomes operational it will accommodate all community services personnel. The building will be of brick and plaster construction with chromadek roof sheeting.

A dining hall with fully equipped kitchen and cold storage units has been ordered and is currently en route to site. This is a prefabricated unit designed to feed up to 400 employees.

A prefabricated mine clinic is also en route to site. The unit comprises of a reception area, a consulting room, a theatre, a pharmacy and a laboratory. It also houses a small ward for three beds and a single bed ICU unit. A small prefabricated laundry unit is also allowed for at the site.

A temporary fuel depot construction generators and a small civil testing laboratory will be placed adjacent to the boundary fence on the East of the accommodation.

17.7. Mining Infrastructure

17.7.1. Mining Maintenance Workshop

A five bay mining maintenance workshop will be used to service and repair the mining fleet. Two bays will be dedicated to the haul trucks and one bay dedicated to excavators and loaders. The other two bays will be general purpose.

To the back of the workshop there will be a training office, a general planning and administration office, a board room and three offices for supervisory staff. Converted containers will be utilised for the electrical and hydraulic workshops. Adjacent to the workshop will be two wash bays for the mining fleet and one wash bay for light vehicles. All building and structures will be of steel construction.

17.7.2. Mining Offices

The mining offices will be open plan and will allow for eleven work stations for geology, mine planning and survey. There will be a small board room and a kitchenette included. The construction materials will be brick and plaster.

17.7.3. Dispatch Offices

At the pit there will be similar offices to the mining offices for the shift personnel involved in the operational control of the mining operations on a shift to shift basis.

17.8. Administration and Plant Infrastructure

17.8.1. Mine Administration Offices

The main mine administration offices will be located within the plant outer security fence. 800 square metres of floor space with a mixture of open plan and individual offices will cater for the mine manager, his discipline heads and the human resources, finance and IT departments. The building will be of brick and mortar construction with chromadek roof sheeting and will feature a central of a courtyard. The helipad will be located close to these offices.

17.8.2. Mine Training Centre

The mine training centre will be located next to the mine administration office and will consist of two classrooms catering for 24 attendees. 3 offices have been added for training offices. The unit has been designed to accommodate a future expansion of other two classrooms. The construction materials will be brick and plaster with chromadek roofing.

17.8.3. Engineering Workshops

The engineering workshops will be located adjacent to the mine stores and close to the administration and training offices. 450 square metres of floor space will accommodate the boiler shop, the mechanical workshop, the instrumentation workshop and the electrical workshop. Each workshop will have an integrated open plan office and a storeroom. The construction material will be brick and mortar with chromadek roof sheeting.

17.8.4. Mine Store

The mine store will be a steel structure and will feature a mezzanine floor on one side with offices o the adjacent wall. Storage space above the offices will be fully utilised to both side of the store there will be a substantive lay down area. The mine store will be serviced by a weighbridge and a receipt and dispatch office.

17.8.5. Fuel Farm and Power Generation

The fuel farm and the main power generators will be located on the plant boundary fence to the North side of the stores and engineering workshops.

17.8.6. Plant Change House

All process plant personel will access the plant via the plant ablution and change room. The building has a security office from where access to the plant is controlled. Workers enter through the clean locker room, change out of their clothes, pass through security and enter the dirty locker room where they change into their overalls prior to entering the plant. The reverse applies when leaving the plant. Both change rooms are equipped with lockers and benches. Construction material will be brick and plaster with chromadek roof sheeting.

17.8.7. Plant Offices

Two office blocks will be erected close to the change house for plant supervisory personnel. The first office block will have 5 offices for plant management, a board room and the main plant control room. The second office will have 5 offices for the plant supervisors. Both blocks will be brick and plaster construction with chromadek roofing. Each will incorporate ablution facilities.

17.8.8. Plant Laboratory

The plant laboratory is designed to accommodate the necessary testing of materials for the operation. The laboratory consists of a sample preparation area, fire assay laboratory, wet laboratory, balance room and store. It will be used for grade control and plant optimisation. It will also facilitate bullion testing prior to dispatch.

17.9. Waste Disposal and Sewerage

Solid waste will be incinerated where possible, particularly medical and workshop consumables, with the balance being sent to a designated landfill site. Sewerage will be treated by two anaerobic plants, one located by the accommodation, a second one being located by the plant. Reclaimed water from the plant will be used for irrigation.
Remote locations will have sewerage holding tanks from where it will be removed by honey sucker to one of the main sewerage works.

17.10. Relocation

To accommodate all displaced local residents a resettlement village of approximately 220 dwellings with all applicable facilities and services has been planned.

18. MARKET STUDIES AND CONTRACTS

Market studies and material contracts that are required for property development have not been finalised for the Namoya Project and as such, Venmyn could not review them before this report was concluded.

19. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

A baseline study is still to be completed at this stage. No other environmental or social impact studies were completed at the time of release of this report. Mine design was still in progress at the effective date of this report, therefore no plans for tailings disposal, site monitoring or water management during and post mining operations can be discussed.

According to the legislation, Namoya Mining is required to submit an Environmental and Social Impact Assessment (ESIA) before production commences. Namoya Mining is in the process of compiling this document. The mine closure plans and rehabilitation costs have also not been finalised. No other permitting issues are eminent at this stage.

The only village in the area is Namoya Village and it is forseen that the construction of a mine will bring much needed economic upliftment in terms of providing jobs, road, power and water infrastructure and introducing various social upliftment projects. The social impact study has not been completed and therefore no definitive statements can be made in this regard. Venmyn is not aware of any on-going negotiations with the community residing in the vicinity of the Namoya Project.

20. CAPITAL AND OPERATING COSTS

Capital and operating cost estimates for the plant and infrastructure of the Namoya Gold project were done by MDM with input from Banro, Metago and Knight Piesold. The level of accuracy as of the effective date of this report 24th January 2012 is ±35% which is consistent with the accuracy associated with a preliminary economic assessment.

The following Table 14 summarises estimated capital costs for the Namoya Phase I Project and includes discussions with equipment providers and also knowledge gained from current projects in Africa including MDM's Tarkwa Expansion for Gold Fields Ltd and current work for African Barrick Gold's Bulyanhulu Project as well as input of current costs experienced at Banro's Twangiza mine.

Table 14: The Estimated Capital Expenditure for the Namoya Phase 1 Project

CAPITAL EXPENDITURE (USD)	PRE-PRODUCTION	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	TOTAL
Mining Capital	10,385,535	0	12,000,000	0	0	0	0	0	**22,385,535**
General and Admin	43,794,997	0	0	0	0	0	0	0	**43,794,997**
Infrastructure	25,544,528	0	0	1,200,000	0	0	0	0	**26,744,528**
Gravity Heap Leach incl Metago	61,519,523	3,731,723	1,500,000	2,941,469	0	0	2,197,022	0	**71,889,737**
First Fill Consumables	0	0	0	0	0	0	0	0	**0**
Contingencies	0	0	0	0	0	0	0	0	**7,616,311**
Initial Working Capital	7,616,311	5,400,000	0	0	0	0	0	0	**5,400,000**
TOTAL CAPITAL EXPENDITURE	**148,860,895**	**9,131,723**	**13,500,000**	**4,141,469**	**0**	**0**	**2,197,022**	**0**	**177,831,109**

The pre-production capital is defined as the monies required in the construction of the project into production. All major capital expenditure required for production is included in this capital and this includes the purchase and installation of new equipment for the mining operations, infrastructure, power and the processing plant. This capital also includes the estimate for initial monies required for the mine mobile equipment and associated infrastructure requirements during the life of the operation. The mine equipment list was used to develop the capital cost for the mine mobile equipment. Equipment replacements are included as necessary throughout the project life. The majority of quotes for the major mining units are based on prior knowledge and budget pricing. Unit costs for the mine support equipment were derived from a combination of manufacturer's quotes and updated data available from current sources.

These capital costs do not take into account ongoing exploration, feasibility studies, financing & interest costs or contractors fees.

Operating costs was estimated for the transition ore and the oxide ore and differentiated between Feldspar Porphyry (FP) and Carbonaceous Mudstone material. Only the first 7 years of the mine production was considered for this preliminary economic assessment to assess the viability of this project. The assumption is that the Phase 1 should be considered as a separate investment proposal and the rest of the mineral resources will be exploited in Phase 2, which will be evaluated as a separate investment proposal. Table 23 summarises the operating costs for the Namoya Phase 1 for the first 7 years of LOM based on Banro's experience on the Twangiza Project which is similar to Namoya Project in all material respects.

Table 15: The Estimated Operating Expenditure for the Namoya Phase 1 Project

DESCRIPTION	COST (USD / ROMt)	COST (USD /oz)
Mining	11.61	231.89
Processing	8.15	162.79
G & A	2.92	58.32
Refining & Exporting	0.96	19.25
Royalty	0.74	14.81
TOTAL	**24.39**	**487.06**

These estimated operating costs are inclusive of all costs that Banro envisage would be incurred during the mining operations. However, the detailed budgets will be developed at feasibility stage and for control purposes during implementation, construction and operation.

21. ECONOMIC ANALYSIS

Venmyn was commissioned by Banro to perform an independent valuation of the Namoya Phase 1 project. The valuation was compiled in accordance with the reporting and assessment criteria stipulated for Mineral Asset Valuations in NI43-101 and the CIMVAL code, and the valuation results are reported as full project values since the project is 100% owned. The economic factors taken into consideration for this valuation are presented in Table 16:-

Table 16: Economic Parameters Applied in the Namoya Phase 1 Valuation

DESCRIPTION	UNIT	VALUE
Gold Price	(USD/oz)	1,500
Nominal Discount Rate	(%)	16%
Real Discount Rate	(%)	10%

As part of the preliminary assessment, cash flow economic valuation models were undertaken for the Namoya project based on the measured and indicated mineral resources and mine and plant processing schedules with associated capital and operating costs.

The financial analysis takes into account the favourable fiscal aspects of the mining convention governing the Namoya project, which includes 100% equity interest, an administrative tax of 5% for the importation of plant, machinery and consumables, a 1% royalty on gold sales, a 4% community net profits tax and a 10 year tax holiday from the start of production.

General Valuation Approach and Methods
The methodologies used in valuing a mineral asset differ depending on the developmental stage of the project i.e. exploration, development and production properties.

The following three valuation approaches are internationally accepted methods of valuing mineral projects, as illustrated in Table 17: and summarised below:-

- cost approach: used to value early stage exploration properties and relies on the historical and future exploration expenditure;
- market approach: used to value exploration and development properties and is based on the relative comparisons of similar properties for which a transaction is available in the public domain. The market approach relies on the principle of "willing buyer, willing seller" and requires that the amount obtainable from the sale of the mineral asset is determined as if in an arm's length transaction; and
- cash flow approach: used to value development and production properties and relies on the "value in use" principle and requires determination of the present value of future cash flows over the useful life of the mineral asset.

The CIMVAL Code from Canada is not prescriptive as to selection of a valuation methodology; however, the CIMVAL Code provides that the decisions as to the valuation methodology or methodologies to be used are solely the responsibility of the Qualified Person and must not be influenced by the commissioning entity. However, Venmyn has used provisions in the mineral asset valuation codes for guidance from the CIMVAL Code. Table 17 summarises the valuation approaches and the underlying methodologies as stipulated in the CIMVAL Code:-

Table 17: Acceptable Methods of Mineral Project Valuation

VALUATION APPROACH	PROPERTIES					
	EXPLORATION	DEVELOPMENT	PRODUCTION	ECONOMICALLY VIABLE	NOT VIABLE	DEFUNCT
Cash Flow	Not generally used	Widely used	Widely used	Widely used	Not generally used	Not generally used
Market	Widely used	Less widely used	Quite widely used	Quite widely used	Widely used	Widely used
Cost	used	Not generally used	Not generally used	Not generally used	Less widely used	used

The selection of an appropriate valuation approach is dependent on the availability of information on the property. Venmyn used the two approaches that are applied primarily to advanced exploration, development properties and operational mines, namely the Market and cash flow approaches

Market Approach
The market approach relies on the principle of "willing buyer, willing seller" and requires that the amount obtainable from the sale of the asset is determined as if in an arm's length transaction. The valuation method requires comparison with relatively recent transactions of assets that have similar characteristics to those of the asset being valued. It is generally based upon a monetary value per unit of resource (where available) or per unit of defined mineralisation.

The comparable transaction method uses the transaction price of comparable assets to establish a value for the specific asset to be valued. The difficulty of this approach in the mining industry is that there are no true comparables (unlike real estate or oil and gas), since each asset is unique with respect to key factors such as geology, mineralisation, costs, stage of exploration and infrastructure. In addition, there are normally relatively few transactions for mineral assets.

When transactions of mineral assets do occur, they rarely involve strictly cash, leaving the valuator the task of converting blocks of shares, royalties or option terms into present day monetary equivalents.

Venmyn has plotted the total values of historical transactions of properties in the gold sector which took place on an arm's length basis, the market capitalisation of gold companies and public domain valuations, in relation to their specific stage of exploration on the Venmyn Gold Valuation Curve (Figure 29). This methodology, when applied to global gold transactions provides guidance in terms of a range of transaction values.

The transactions used to construct the valuation curve occurred at a specific point in time and therefore at a specific gold price, which have been adjusted to gold prices and exchange rates. This adjustment was made, using the average gold price and exchange rate for the three months preceding the effective date of this report, together with the twelve month forecast, to calculate an appropriate price level.

Discount Cash Flow Approach

According to the CIMVAL Code, "The discounted cash flow (DCF) Approach relies on the 'value-in-use' principle and requires determination of the present value of future cash flows over the useful life of the Mineral Asset". The DCF method is regarded as the most appropriate approach for including all the pertinent forecasts and estimates pertaining to the development projects and operational mines.

An economic study has been independently reviewed by Venmyn using the financial model developed by Banro's management team and MDM, for the proposed exploitation of the gold resources at Namoya, at an operating mine level. The economic study was based on the historical performance of a mine of a similar nature, previous experience on Twagiza Project and certain estimated operating costs that the company anticipates to achieve based on experience on similar operations in the Goldfield.

For completeness, Venmyn has independently reviewed the study and economic model and assumptions, and has constructed its own DCF model using the production schedule developed and the design principles and input parameters defined by Banro, and reviewed by Venmyn in order to establish a DCF value for Namoya Project and it would be used as the basis for the declaration of the potential Mineral Reserves as documented. To this end, a Constant Money Model has been constructed and summarised herein. Certain input parameters have been adjusted (as discussed below) in order to ensure that the economic model reflects the general economic conditions as at the valuation date of 24th January 2012.

Valuation Date

The effective date of the Valuation is 24th January 2012.

Valuation Summary and Conclusions

The valuation of the Namoya Phase 1 project was based on the following two valuation approaches:-

- market approach; and
- DCF cash flow approach.

Market Approach

The valuation of the Namoya Phase 1 project was based on the market approach for which Venmyn used its valuation curve. The methodology was as follows:-

- the defined gold Measured and Indicated Mineral Resources were used to plot the Mineral Resources on the Venmyn gold valuation curve; and
- the USD/oz value range for the various categories of Mineral Resource were determined from the Venmyn gold valuation curve as illustrated in Figure 29.

The USD/oz values thus determined are summarised in Table 18:-

Table 18: Value per Unit of Mineralisation

CATEGORY	FAIR VALUE (USD/oz)	LOWER VALUE (USD/oz)	UPPER VALUE (USD/oz)
Measured	140	100	180
Indicated	50	40	60

Source: Venmyn 2012

The valuation of Namoya Phase 1 using the Market Valuation approach is summarised in Table 19-

-

VENMYN GOLD VALUATION CURVE FOR THE NAMOYA PHASE 1 PROJECT



INFERRED
INDICATED
MEASURED
PROBABLE
PROVEN
1,000.00
100.00
10.00
1.00
0.10
RESOURCES AND RESERVES VALUES (USD/OZ)
CLASSIFICATION
Sedimentary
Massive Sulphide
Combination of Mineralisations
Porphyry
Transactions
Hydrothermal
Greenstone Belt
Venmyn Valuations
Witwatersrand Projects
Namoya Project Value Ranges

VENMYN
Independence you can trust

Banro N143-101 - Namoya Project

FIGURE 29

VENMYN'S GOLD INDUSTRY COST CURVE FOR 2010/2011


Q1
Q2
Q3
Q4
2010 Gold Cost curve
Average 2010 gold Price
Unit cash cost (US$/oz)
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
1300
1400
1500
0
5000
10000
15000
20000
25000
30000
35000
Cumulative Production('000oz)
Namoya Project Phase 1
Capital Costs
Profit Margin and Other Costs
C1 cash Costs

VENMYN
independence you can trust

Banro N143-101 - Namoya Project

FIGURE 30

Table 19: Market Approach Valuation Results for the Namoya Project in USD

CATEGORY	RESOURCE (Moz)	FAIR VALUE (USDm)	LOWER VALUE (USDm)	UPPER VALUE (USDm)
Namoya Phase 1				
Measured	1.31	183.40	131.00	235.80
Indicated	0.27	13.69	10.95	16.42
TOTAL	**1.58**	**197.09**	**141.95**	**252.22**

Source: Venmyn 2012

The gold industry cost curve shows that Namoya Project Phase 1 lies in the second quartile of the C1 cash operating costs and the additional bar represents the attributable capital expenditure required to produce an ounce of gold (Figure 30). This shows that the project is relatively robust to any changes in the capital costs and operating costs

Cash Flow Approach

Venmyn used the discounted cash flow (DCF) method to value the principal mineral assets for Namoya Phase 1 as this is regarded as the most appropriate approach for including all the pertinent forecasts and estimates pertaining to the project. Venmyn has applied input parameters which are considered to be realistically achievable for generating a "value in use" for the mining operation, for the purpose of deriving the relative NPV's.

An economic study has been independently reviewed by Venmyn using the financial model developed by Banro's management team and MDM, for the exploitation of gold mineral resources at Namoya Phase 1 Project, as an open pit operation. The economic study was based on the historical performance of similar mining operations and certain estimated operating costs that the company anticipates to achieve based on experience on similar operation in the goldfield.

For completeness, Venmyn has independently reviewed the study and economic model and assumptions, and has constructed its own DCF model using the production schedule developed and the design principles and input parameters defined by Banro, and reviewed by Venmyn in order to establish a DCF value for Namoya Project and for the establishment of whether this preliminary assessment would be viable. To this end, a Constant Money Model has been constructed and summarised herein. Certain input parameters have been adjusted in order to ensure that the economic model reflects the general economic conditions as at the assessment date of 24th January 2012.

The DCF model was constructed as an unescalated, constant money model utilising projected production profiles, cash costs and capital expenditure. A discount rate of 10% was used and the economic input parameters used in the valuation are outlined in Table 16. The DCF model for Namoya Phase 1 is presented in Table 21. Table 21 presents the abridged DCF model and the summary assessment results for the Namoya project including the oxide and transition material.

The process plant for the hard rock material being processed in Namoya Phase 1 will be capable to process both the Transition ore and the Fresh ore. Recoveries for the different ore types are summarised in Table 20:-

Table 20: Process Plant Recoveries

MATERIAL	RECOVERY MAIN
Transitional Material	84.0%
Oxide Material	88.0%

Table 21: Abridged Discounted Cash Flow Model and Summary Results for Namoya Phase 1 Project

BANRO - NAMOYA	UNITS	0	1	2	3	4	5	6	7	8	9	10	TOTAL
PRODUCTION ASSUMPTIONS													
Ore Mined	Mt	0.00	1.48	3.10	4.23	2.41	1.64	2.51	0.00	0.00	0.00	0.00	**15.35**
Waste Mined	Mt	0.00	3.09	10.30	12.56	12.05	14.36	7.94	0.00	0.00	0.00	0.00	**60.30**
RoM Delivered to Plant	Mt	0.00	1.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	0.35	0.00	**15.35**
RoM Stockpiled	Mt	0.00	0.48	1.10	2.23	0.41	0.00	0.51	0.00	0.00	0.00	0.00	**4.71**
Ore Grade	g/t	0.00	3.10	2.53	2.52	2.38	1.60	1.78	0.68	0.68	0.68	0.00	**1.80**
Gold Content in Feed	koz	0.00	99.56	163.00	162.30	152.92	102.81	114.45	43.89	43.89	7.73	0.00	**890.56**
Gold Recovered	koz	0.00	67.09	144.25	139.50	133.34	94.17	96.45	44.80	38.01	10.27	0.75	**768.63**
REVENUE CALCULATION													
Gold	USDm	0.00	100.64	216.37	209.25	200.02	141.26	144.67	67.20	57.02	15.40	1.12	**1,152.95**
OPERATING COSTS													
Mining Cost	USDm	0.00	(17.14)	(35.94)	(49.06)	(27.98)	(19.02)	(29.10)	(0.68)	(0.68)	(0.12)	0.00	**(179.72)**
General and Admin	USDm	0.00	(2.92)	(5.84)	(5.84)	(5.84)	(5.84)	(5.84)	(5.84)	(5.84)	(1.03)	0.00	**(44.83)**
Operating Cost Hybrid	USDm	0.00	(8.15)	(16.22)	(16.22)	(16.22)	(16.22)	(16.22)	(16.22)	(16.22)	(2.86)	(0.43)	**(124.98)**
Refining & Export Charge	USDm	0.00	(1.29)	(2.78)	(2.69)	(2.57)	(1.81)	(1.86)	(0.86)	(0.73)	(0.20)	(0.01)	**(14.80)**
Gold Sales Royalty	USDm	0.00	(0.99)	(2.14)	(2.07)	(1.97)	(1.39)	(1.43)	(0.66)	(0.56)	(0.15)	(0.01)	**(11.38)**
Total Operating Costs	**USDm**	**0.00**	**(30.50)**	**(62.91)**	**(75.87)**	**(54.58)**	**(44.29)**	**(54.45)**	**(24.27)**	**(24.03)**	**(4.36)**	**(0.45)**	**(375.71)**
Cost per Ounce Recovered	USD/oz	0.00	(454.57)	(436.12)	(543.87)	(409.31)	(470.29)	(564.54)	(541.66)	(632.31)	(424.38)	(606.23)	**(488.80)**
OPERATING PROFIT (LOSS)													
Operating Profit (Loss)	USDm	0.00	70.14	153.46	133.38	145.44	96.97	90.22	42.93	32.98	11.04	0.67	**777.24**
CAPEX REQUIREMENTS													
Mining Capital	USDm	(10.39)	0.00	(12.00)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**(22.39)**
General and Admin	USDm	(43.79)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**(43.79)**
Infrastructure	USDm	(25.54)	0.00	0.00	(1.20)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**(26.74)**
Process Plant Heap Leach	USDm	(40.83)	0.00	0.00	(2.20)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**(43.03)**
Process Plant Gravity Heap Leach incl Metago	USDm	(61.52)	(3.73)	(1.50)	(2.94)	0.00	0.00	(2.20)	0.00	0.00	0.00	0.00	**(71.89)**
Contingencies	USDm	(7.62)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**(7.62)**
Initial Working Capital	USDm	0.00	(5.40)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**(5.40)**
Total Capex Requirements	**USDm**	**(148.86)**	**(9.13)**	**(13.50)**	**(4.14)**	**0.00**	**0.00**	**(2.20)**	**0.00**	**0.00**	**0.00**	**0.00**	**(177.83)**
Opening Unredeemed Capital	USDm	(148.86)	(157.99)	(101.35)	(4.14)	0.00	0.00	(2.20)	0.00	0.00	0.00	0.00	
Taxable Amount	USDm	0.00	0.00	52.11	129.24	145.44	96.97	88.03	42.93	32.98	11.04	0.67	**599.41**
Closing Unredeemed Capital	USDm	(148.86)	(87.85)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	
TAX CALCULATION													
Taxable Amount	USDm	0.00	0.00	52.11	129.24	145.44	96.97	88.03	42.93	32.98	11.04	0.67	**599.41**
Profit Tax	USDm	0.00	0.00	(2.08)	(5.17)	(5.82)	(3.88)	(3.52)	(1.72)	(1.32)	(0.44)	(0.03)	**(23.98)**
Project Constant Cashflow	**USDm**	**(148.86)**	**61.01**	**137.88**	**124.07**	**139.62**	**93.09**	**84.51**	**41.21**	**31.66**	**10.60**	**0.64**	**575.44**

PARAMETER	VALUE	UNITS
Real Discount Rate	10%	%
NPV	366.14	USDm
IRR	71%	%
Payback Period	10	months

Cash Flow Valuation Results

The economic model demonstrates that the exploitation of the gold mineral resources at Namoya Project is potentially technically and economically viable given the input assumptions considered in this economic study. It should be emphasised that these preliminary assessment results presented in this section are based on the mineral resources that have been modified by appropriate factors to give the potential mineral reserve used in the cash flow model. The summarised DCF model and results are presented in Table 21. The summarised DCF results are graphically presented in Figure 31.

Figure 31: Project NPV variation with Different Discount Rates


400.00
390.00
380.00
370.00
360.00
350.00
340.00
330.00
320.00
PROJECT NPV (USDm)
8%
9%
10%
11%
12%
DISCOUNT RATE (%)

A sensitivity analysis was performed on the after tax profits by varying the major key variables of the base case cash flow and each sensitivity was performed independent of the other. In addition the changes to the NPV at various discount rates and gold prices are presented in Table 22:-

Table 22: NPV Sensitvity to Discount Rate and Gold Price

GOLD PRICE (USD/oz)	IRR (%)	NPV (USDm) AT A DISCOUNT RATE		
		5%	10%	15%
1,100	39.7	215	160	118
1,500	71.3	457	366	295
1,600	78.7	517	418	339

It should be noted that the Namoya Project Phase 1 would be still a viable project even at a long term gold price of USD1,100/oz and at a discount rate of 15%. Hence this project is technically and financial robust, ready to be taken on to the next stage and finally to be implemented and developed into production.

The sensitivity of the NPV to changes in the individual operating expenditure and departmental capital expenditure are illustrated in Figure 32.

Figure 32: Individual Sensitivity Analysis for the Operational Costs and Capital Expenditure


385.00
380.00
375.00
370.00
365.00
360.00
355.00
350.00
345.00
PROJECT NPV (USDM)
90%
100%
110%
PERCENTAGE VARIATION
Mining O
G&A O
Plant O
Mining C
G&A C
Infrastructure C
Plant C

The analysis shows that the Namoya Phase 1 is highly sensitive to the plant operating costs followed by mining operating costs. This further confirms that Namoya Phase 1 is relatively very robust based on the assumptions used in the financial model and that the project is not sensitive to the amount of capital expenditure as illustrated in the sensitivity analysis.

Summary Assessment Results and Conclusions

Two valuation approaches have been employed in the valuation of the Namoya Phase 1 project as discussed in earlier sections. Venmyn's extensive database provides a comprehensive and reliable benchmark for the market approach and the results of the market approach valuation for Namoya Phase 1 are presented below. Table 23 summarises the valuation of the Namoya Phase 1 project using the 2 valuation methods, and highlights the preferred value.

Table 23: Summary Valuation Results for Namoya Phase 1 Project

VALUATION METHOD	FAIR VALUE (USDm)	LOWER VALUE (USDm)	UPPER VALUE (USDm)
Market Approach	197.09	141.95	252.22
Cash Flow Approach (at 10% Discount Rate)	366.14	335.70	399.71
PREFERRED VALUE	**366.14**	**335.70**	**399.71**

The Namoya Project Phase 1 is a highly competitive and robust gold project capable of absorbing almost all uncertainties in the estimated operational expenditure and capital expenditure. It should be noted that the above financial analysis does not take into account on-going exploration, feasibility, financing or interest costs and any up-side potential that could arise through the exploitation of additional mineral resources over and above those considered in the LOM for Phase 1.

MDM has produced a cash flow valuation model for the Namoya Phase I Project based on the geological and engineering work completed to date using diesel generating power and with owner mining. The financial model also reflects the favourable fiscal aspects of Namoya's Mining Convention, which includes 100% equity interest and a 10-year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables, a 1% royalty on gold sales and a 4% community net profits tax have been included in the projected capital and operating costs. The Base Case was developed using a long-term gold price of USD1,500 per ounce.

22. ADJACENT PROPERTIES

There are no adjacent mineral properties surrounding the Namoya Project, largely due to its remote location and pristine tropical forest environment.

23. OTHER RELEVANT DATA AND INFORMATION

23.1. Country Profile for DRC

23.1.1. Political and Economic Climate

The Republic of the Congo gained independence from Belgium in 1960 and, after gaining power, Colonel Joseph Mobuto Sese Seko renamed the country Zaire. He was overthrown by Laurent Kabila in 1997 who appointed himself president and changed the country's name to the DRC. Since then, the DRC has had two additional presidents and a civil war which commenced in 1998.

Laurent Kabila was assassinated in January 2001 and was succeeded by his son Joseph Kabila, as Chief of State and Head of Government. Joseph Kabila negotiated with rebel leaders to establish a transitional government in 2003. On July 2006 the first multi-party elections were held in the country since its independence, and the second was held on 28 November 2011.

From that time the country has been relatively peaceful. Unrest is still a problem since the recent elections, but it has quieted down after the late official election results in January 2012, declaring Joseph Kabila president for another term. The main area of unrest related to the election is still in the capital. The other areas of unrest are to the north and east of the country, where rebel soldiers still have a foothold.

It is not clear as to the extent of the recent conflict areas, but there is a strong likelihood that it has affected the southern areas of the North Kivu Province. The primary security risks facing the region are:-

- continued disarmament of armed groups in the North Kivu and Ituri Provinces and the extension of state authority to all areas of the DRC; and
- a possible North Kivu rebellion or the final disarmament of the Democratic Forces for the Liberation of Rwanda (FDLR), an organisation which was associated with the 1994 genocide in Rwanda.

Since peace was re-established in 2003 the DRC has seen the return of international investment, particularly in the minerals industry. According to the CIA World Fact Book, exports of minerals have increased and the GDP has been boosted. The GDP was estimated to be USD25.19bn in 2011, an increase from the estimated USD23.66bn in 2010. The real GDP growth rate was 6.5% in 2011.

Exports were estimated to be US$10.93bn in 2011, with earnings derived predominately from diamonds, copper, coffee and sugar. The country has seen significant improvements in the inflation rate compared to their war-ridden periods, it was recorded at 17% in 2011, down from the 23.1% in 2010.

23.1.2. Minerals Industry

The DRC played a globally significant role in the world's production of cobalt and diamonds in the past. In 2007, the country's share of the world's cobalt production amounted to 36%; industrial diamond, 31%; and gem-quality diamond, 6%. Congo (Kinshasa) accounted for about 49% of the world's cobalt reserves. Copper and crude petroleum production also played a significant role in the domestic economy(Olson, 2008a, b; Shedd, 2008). The mining and mineral processing sector accounted for 13.2% of the GDP in 2006 (the latest year for which data were available); and the manufacturing sector, 4.5%. An estimated 700,000 artisanal miners were involved in diamond production; and employment in diamond trading amounted to about 100,000 (International Monetary Fund, 2005, p. 48-49; 2007, p. 46).

La Générale des Carrières et des Mines (Gécamines), which was a State-owned company, produced cobalt and copper; other cobalt and copper mining companies were privately owned. The cement producers Cimenterie de Lukala and Interlacs were privately owned. The Government held an 80% share in the large-scale diamond producer Société Minière de Bakwanga (MIBA). Artisanal and small-scale miners accounted for most Congolese output of diamond, gold, niobium (columbium), tantalum, tin, and tungsten. Artisanal and small-scale miners also played a significant role in the country's cobalt mine production.

In 2007, the production of niobium (columbium) in Congo (Kinshasa) increased by an estimated 133%; tantalum, by an estimated 129%; tin, by an estimated 89%; silver, by 13%; refined cobalt, by 10%; zinc, by 10%; and copper, by an estimated 10%. Refined copper production was restarted in 2007. Cobalt mine production declined by an estimated 7%; and diamond, by an estimated 5%.

23.1.3. Minerals Industry Policy

A mining royalty of 4% on sales, less sales transport and related costs, is payable to the government for diamonds. Customs duties on the import of equipment are 2% for the exploration permit holders and 5% for the exploitation permit holders. Fuel, lubricants and mining consumables are taxed at 3% for both permits.
There is no export duty on marketable products. The DRC company tax rate is 30%, and the withholding tax on dividends is set at 10%.

Table 24: Types of Mineral Licences in the DRC

LICENCE TYPE	INITIAL PERIOD (Yrs)	TOTAL RENEWAL PERIOD (Yrs)	RIGHT
Exploration Permit (PR)	4 (Precious stones) 5 (Other minerals)	2 x 2 (Precious stones) 2 x 5 (Other minerals)	Exclusive real right to carry out mineral exploration for a specific mineral, including taking of samples for analysis and industrial assays. Exclusive right to obtain an Exploitation Permit. Area must be <400km^2. Must prove financial capacity of ten times surface rights fees and complete an environmental Plan for Mitigation and Rehabilitation (PAR).
Exploitation Permit (PE)	30	15 x several times	Exclusive real right to carry out exploration, development, construction and exploitation works for a specific mineral. This includes the right to conduct mining operations, process and sell the mineral extracted. Area must be <400km^2. The applicant must submit a feasibility study and technical framework for the development, construction and exploitation of the mine. An Environmental Impact study (EIE) and Environmental Management Programme (PGEP) must also be submitted. Transfer of 5% of shares to government at no charge.
Exploitation Permit for Small Mines (PEPM)	</=10 (Can be >10 with ministerial consent)	10 x several times	As for PE, but a PEPM holder has the right to transform it to a PE if the technical conditions of exploitation are justified.

With the assistance of the World Bank, the New Mining Code (NMC) was passed in July 2002 and, together with it, a companion document of regulations was released. The NMC governs the prospecting, exploration, exploitation, processing, transportation and sale of mineral commodities. All rights to minerals are vested in the State, and the State is responsible for the promotion and regulation of developments in the sector.

The type, duration and special requirements of the various licences issued by the Mining Registry is summarised in Table 24. Licences are only granted through an agent domiciled in the DRC or through a tender process in the case of "valuable known mineral deposits".

23.1.4. Physiography and Climate of the DRC

The DRC is largely land locked and has political borders with nine African States and 37km of coastline in the west. The country rises from the coastal regions to a low-lying central basin, surrounded by mountain belts in the south and east, the highest point of which is Peak Margherita on Mont Ngaliema (former Mount Stanley) in the Ruwenzori range at 5,110m above mean sea level (amsl).

The DRC is dominated by hot humid conditions in the equatorial Congo River basin with a wet season from April to October and a dry season December to February. The southern mountain regions are cooler and drier and the eastern mountain belt is cooler but wetter. South of the Equator the wet season occurs from November to March and the dry season from April to October (World Fact Book).

23.1.5. Political Risk

The DRC is considered a high economic and political risk country, according to AON which assesses political and economic risk for countries on an annual basis. This is attributed largely to the on-going political unrest and violence in the North Kivu Province. Other factors include poor governance, corruption, poverty, lack of skilled labour, and a lack of foreign investment.

23.2. Market Review for Gold

23.2.1. Demand

Gold's primary use is in the jewellery industry (Figure 33). The yellow metal also has several industrial uses, including in dentistry and electronics. There is also significant demand for gold in investment, with investment comprising about 35% of demand for gold. In 2010 there was strong demand for jewellery, with the World Gold Council noting that there was a normalisation in gold jewellery consumption following a drop off in demand in 2009, with strong demand particularly from India and China (World Gold Council 2011a). Industrial demand for gold was influenced by the economic downturn, but demand returned in 2010 as a result of inventory restocking and demand for new technologies (World Gold Council 2011a). Demand from dentistry, however, continued to fall, with 49.8t demanded in 2010 as compared to 52.7t in 2009 (World Gold Council 2011b).

Figure 33: Gold by end use in 2010


ETFs and similar products, 9%
Total bar and coin demand, 26%
Jewellery, 54%
Dentistry, 1%
Other Industrial, 2%
Electronics, 8%

Investment demand, meanwhile, experienced mixed fortunes between 2009 and 2010, with demand for bars and coins growing, while demand for ETFs and similar products shrank to almost half from 617.1t in 2009 to 338t in 2010 (World Gold Council 2011b).

In total, yearly demand for gold was 3,812t in 2010, which was 9% up on demand in 2009, at 3,493t (World Gold Council 2011b).

23.2.2. Supply

Australia, South Africa, Russia, Chile, the United States and Indonesia each have above 3,000t of gold reserves, with a combined 54% of global reserves, according to the USGS (2011). Of the African countries, South Africa has the second-largest number of global reserve tonnages, while Ghana ranks 11th in global gold reserve tonnages. Countries such as Mali, Tanzania, DRC and Zimbabwe are among the African countries which are included in the 'other countries' classification provided by the USGS – indicating that they are not among the top 14 countries in terms of gold reserves.

Table 25: Estimated Global Gold Reserves (t)

COUNTRY	RESERVES
Australia	7,300
South Africa	6,000
Russia	5,000
Chile	3,400
United States	3,000
Indonesia	3,000
Brazil	2,400
Peru	2,000
China	1,900
Uzbekistan	1,700
Ghana	1,400
Mexico	1,400
Papua New Guinea	1,200
Canada	990
Other countries	10,000
WORLD TOTAL	**51,000**

e = Estimate
Source: USGS (2011)

In terms of production, the USGS (2011) has estimated global production for 2010 at 2,500t. The USGS has placed falling South African production as the fourth largest by tonnage globally. It is believed that South African production has slowed and this is due to increasing depth of resources and the consequent difficulty in mining, although other reasons, including safety stoppages and erratic electricity supplies, have been blamed in the past (Reuters 2010). Other African gold producers include Ghana, Mali and Tanzania. Of these, Ghana produced about 100t in 2010.

Table 26: Estimated Global Gold Production for 2009 and 2010 (t)

COUNTRY	MINE PRODUCTION 2009	MINE PRODUCTION 2010e
China	320	345
Australia	222	255
United States	223	230
Russia	191	190
South Africa	198	190
Peru	182	170
Indonesia	130	120
Ghana	86	100
Canada	97	90
Uzbekistan	90	90
Brazil	60	65
Mexico	51	60
Papua New Guinea	66	60
Chile	41	40
Other countries	490	500
WORLD TOTAL	**2,450**	**2,500**

e = Estimate
Source: USGS (2011)

It is uncertain what Mali and Tanzania production was in 2010; however, production in 2008 was about 41t and 37t for these countries, respectively (George 2010).

The USGS estimates that total world production was 2,500t in 2010, while the World Gold Council places this a bit higher, at 2,543t.

The World Gold Council (2011b) also notes that official sector sales resulted in purchases of 87t of gold by Central Banks in 2010, reversing the trend of these banks being net sellers of gold for the previous 21 years.

The World Cold Council (2011b) informs that gold recycling also contributed about 1,653t of gold to global supplies, although recycled gold supplies that were available on the market were 1% less than available in 2009, when recycled gold supplies totalled 1,672t.

With mine supplies, Central Bank purchases and recycled gold in the market, the total supply of gold was 4,108t in 2010 as compared to 4,034t in 2009.

23.2.3. Gold Price Trend

There was a strong upward trend in the USD price of gold over the last 12 years (Figure 34).

Figure 34: Gold Spot Price (USD) Feb 2000 – Feb 2012



Price (USD/oz)
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
Feb 2000
Feb 2001
Feb 2002
Feb 2003
Feb 2004
Feb 2005
Feb 2006
Feb 2007
Feb 2008
Feb 2009
Feb 2010
Feb 2011
Feb 2012
Date

During the global financial crisis, gold become an important hard asset and has acted as a safety net against inflation, resulting in an increase in the price of gold. This, in turn, has resulted in changes to demand and supply dynamics (Section 1.1.4).

23.2.4. Gold Market Outlook

From a supply perspective, the high gold price has resulted in a number of significant producers bringing projects on stream. This has led to gold mine production increasing. The new mines are each expected to produced 500,000oz/y to 1Moz/y, and collectively contribute between 4.5Moz/y and 5Moz/y by 2015 (Ryan 2010).

The increase in production was already in evidence in 2010, as global mine production reached between 2,450t and 2,550t (depending on whether data from the World Gold Council (2011b) or the USGS (2011) is used), which is not too far off the peak of global production of 2,600t which was reached in 2001 (Chaize 2010, World Gold Council 2011). It is believed that gold production will be high until 2013/2014, after which it will fall by 2.5%/y as a result of the fewer large new gold discoveries being made (Ryan 2010)

Also from a supply perspective, recycled gold by especially Western consumers continues to be a rising trend, although the tonnages of recycled gold that came into the market in 2010 was lower than that in 2009 (World Gold Council 2011). This may suggest that an increase in the gold price may be necessary for another wave of selling to occur (World Gold Council 2011a).

Global supplies of gold have traditionally been affected by Central Bank sales of gold. Western European as well as North American nations have tended to have more than 40% of their total reserves in gold, while developing currencies have less than 5% of their reserves in gold, and those with larger proportions of their reserves in gold have tended to be net sellers of gold. However, the world economic crisis has reduced European Central Bank's appetite for sales and resulted in emerging countries, notably Russia, Thailand, Bangladesh, Venezuela and the Philippines (and some also speculate China), increasing their gold reserves (World Gold Council 2011b). Whether this trend will be reversed is uncertain. It may be that the global economic crisis has changed the Central Bank mindset into one of being more enthusiastic about diversifying reserves, and this may result in the official sector being a net buyer of gold in the short term.

Investment demand growth was also strongest in China in 2010 (World Gold Council 2011b). The World Gold Council (Freeman 2011) notes that demand for physical gold and coins will probably "remain robust" in 2011.

From a demand perspective, jewellery demand appears to be robust in China and Asia, although less robust in various other regions, including Europe. As the Asian economic powerhouses continue to grow, it is expected that they will also continue to be strong markets for gold, with China already the only market that did not show a downturn in its jewellery consumption in recessionary 2009 (World Gold Council 2011b).

China and India are also likely to be the leading drivers of consumption in the consumer electronics segment, which dominates industrial demand for gold. The sustained growth of these economies is likely to buoy this sector (World Gold Council 2011a and b).

There were suggestions, however, that moves to lower costs in electronic components by reducing the gold coating thicknesses on contacts and connectors, which are the second-largest use of gold in the electronics sector, would result in a reducing demand for gold. This practice appears to be limited as a result of component failures, according to anecdotal evidence (World Gold Council 2011a).

23.2.5. Gold Mining in the DRC

The Archaean Congo Craton has two major gold belts and they are the Kilo-Moto gold belt in Oriental province in the northeast and the Twangiza-Namoya gold belt in Kivu province in the east of the country. Recent gold exploration has also focused on Katanga province in the southeast. To-date, most of the DRC's gold production comes from the northeastern parts of the country. The Twangiza-Namoya gold belt in the east of DRC is the last known major undeveloped gold belt in Africa with which Banro is developing a gold mine.

Twangiza is located in the northern half of the Great Lakes sub-province of High Africa, one of the world's principal Precambrian orogenic-metallogenic provinces and was first explored by Minière des Grande Lacs (MGL) for in-situ resources in 1957. Work followed the occurrence of alluvial gold deposits upstream from the Mwana River to the present day Twangiza deposits. Additional gold has been discovered to the north (known as Twangiza North).

Further north the extent is still being tested. Mufwa Mountain is littered with adits and may contain a major orebody. The Kilo-Moto granite greenstone belt represents a significant opportunity, as it is the last large greenstone belt in the world to be explored with the aid of modern exploration techniques. Gold was first discovered in the Agola River in northeastern Congo in 1903 by two Australian prospectors, who named the area after the local chief, Kilo. Shortly thereafter, a similar discovery was made at the Moto River, from which the name Kilo-Moto derives.

Sporadic small-scale mining began in 1905, and only artisanal exploration has been conducted since that time. The last exploration conducted in the area had been by the Bureau de Recherches Géologiques et Minières (BRGM) in the 1980s. Gold was first reported in the Kamituga region during the early 1920's with the discovery of alluvial gold. Up to 1996, approximately 1.5Moz of gold had been produced from alluvial and hard-rock mining.

Gold was first discovered at Namoya in 1931 and production from alluvial operations continued through to 1947. Gold mining commenced from an open pit in 1951. It is estimated that about 128koz of gold was recovered from quartz veins grading 10g/t until the civil disturbance, due to the DRC's independence from Belgium in 1960 resulting in operations being closed down.

24. INTERPRETATION AND CONCLUSIONS

The Mineral Resource Statement presented here was carried out in-house and verified by Venmyn. Venmyn carried out various audits and data analyses in order to ensure the intergrity of the data so as to affirm the robustness of the resultant resource statement. These analyses included classical statistics, spatial distribution analyses and the grade-tonnage curve. In order to carry out meaningful statistics, clean databases, that include all vital elements of the orebody, were required. Banro files data in different databases, so that collar data and grade data are kept in separate spreadsheets. The databases were so well-maintained that no errors were encountered in the process of combining the two. Classical statistics also proved the high quality of the data, since all types of analyses reported a negatively skewed lognormal distribution, relatively high standard deviation and a high variance. This is typical of all gold deposits. The spatial distribution analyses had a somewhat unexpected result, in that in each case in that it provided the geological cut-off of the deposit. The orebody outline was identical in each instance, further proving proof that the data quality was high. The grade-tonnage curve proved that the mineral resources reported are accurate at the cut-off grade of 0.4g/t Au.

Venmyn also carried out an intense verification of the geological modelling protocols used by Banro to achieve resource tonnages. This was carried out by monitoring the modelling process, inspecting wireframes and interpretations and by variography (geostatistics). Venmyn is satisfied that the data and geological models used to compile the current mineral resources statement are accurate, of high quality and a representative of the Namoya orebody.

The preliminary economics were estimated to investigate the potential for eventual economic extraction of gold. The Fair Value determined by using the DCF valuation method demonstrates that a value of USD366m can be anticipated for the Namoya Project in the present economic environment.

25. RECOMMENDATIONS

It is Venmyn's opinion that all the studies carried out to date indicate that the Namoya Project is robust. At this point, Venmyn can recommend that further work be carried out to advance the project into the next stage in the value curve. The exploration programme for 2012 encompasses further drilling in the prospects of Filon B, Kangurube and Namoya Summit with the aim of increasing the resource base and confidence levels. Engineering studies are planned to continue in 2012 for the purpose of plant optimisation. Venmyn recommends that mine design and optimisation be carried out over the prospects where measured resources have been classified. An approximate exploration budget for 2012 is estimated at USD6.4m (excluding the admin costs to run the Bukavu office) which Venmyn believes is appropriate.

26. REFERENCES

AUTHOR	DATE	TITLE	SOURCE
	2009, November	Overview of Sample Preparation Laboratory Activities	Banro Corporation
	2009, November	The "Namoya West" Gold Concessions (Upper Congo), Democratic Republic of Congo, Central Africa.	Department of Geology, Royal Museum for Central Africa, Tervuren, Belgium.
	2010, January	Kilo Goldmines News Release	www.infomine.com/index/pr/Pa839293.PDF
	2010, January	BRC Congo Development Sprl Company Information	www.afdevinfo.com
CIA	2010, January	CIA - The World Fact Book: Democratic Republic of Congo	www.cia.gov/library/publications/the-world-factbook/geos/cg.html
Chaize, T	2010	World Gold Production (2010)	http://www.resourceinvestor.com
George	2010	2008 Minerals Yearbook -Gold	http://minerals.usgs.gov/
Freeman, F	2011	DJ WGC: 2011 Glogal Gold Demand Strong After 2010's 10-year High	http://news.tradingcharts.com
Reuters	2010	SAfrica slips to fourth in world gold production	http://www.reuters.com
Ryan, B	2010	World gold production to stabilise	http://www.miningmx.com
USGS	2011	Mineral Commodity Summaries	http://minerals.usgs.gov/
The World Gold Council	2011a	Gold Investment Digest – Fourth quarter and full year 2010	http://www.gold.org
The World Gold Council	2011b	Gold Demand Trends – Full year 2010	http://www.gold.org
The World Gold Council	2011c	Prices	http://www.gold.org

28. DATE AND SIGNATURE PAGE

The effective date of this report is 24th January 2012. The qualified person (within the meaning of NI43-101) responsible for this report is Mr. Andrew N. Clay.

Signed in Johannesburg, South Africa on 9th March 2012.



ANDREW N.CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M., Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D, AAPG, SPE.
MANAGING DIRECTOR



MPAI M.MOTLOUNG
B.Sc. Hons (Geol.), GDE (Mining)
Pr. Sci. Nat., MGSSA, ASAIMM
MINERAL INDUSTRY ADVISOR

Appendix 1: Glossary of Terms

ALS Chemex	ALS Chemex Labs, Ltd. provides assaying and analytical testing services for mining and mineral exploration companies in Canada and internationally
Aplites	A fine-grained, light-colored granitic rock consisting primarily of orthoclase and quartz.
Archaen	A geologic eon before the Proterozoic and Paleoproterozoic, before 2.5 Ga
Anatexis	A high-temperature process of metamorphosis by which plutonic rock in the lowest levels of the crust is melted and regenerated as a magma.
Arkose	Coarse sandstone that has formed by the disintegration of granite without appreciable decomposition. It thus consists primarily of quartz and feldspar grains. In the absence of stratification, arkose may bear superficial resemblance to granite, and it sometimes has been described as reconstituted granite, or granite wash. Like the granite from which it was formed, arkose is pink or gray.
Arsenopyrite	An iron arsenic sulfide (FeAsS) mineral. It is a hard (Mohs 5.5-6) metallic, opaque, steel grey to silver white mineral with a relatively high specific gravity of 6.1.
Assay laboratory	A facility in which the proportions of metal in ores or concentrates are determined using analytical techniques.
Auriferous	Gold bearing
Azimuth	The horizontal angular distance from a reference direction, usually the northern point of the horizon, to the point where a vertical circle through a celestial body intersects the horizon, usually measured clockwise
Chalcopyrite	A copper iron sulfide mineral that crystallizes in the tetragonal system. It has the chemical composition CuFeS2.
Cobelmin	Compagnie Zairoise d'Enterprises Minières
Collectivité	Local Authority
Conglomerate	Lithified sedimentary rock consisting of rounded fragments larger than 0.08 in. (2 mm) in diameter. It is commonly contrasted with breccia. Conglomerates are usually subdivided according to the average size of their constituent materials into pebble (fine), cobble (medium), and boulder (coarse).
Craton	An old and stable part of the continental lithosphere, normally older than 2Ga
Dip	The angle that a structural surface, i.e. a bedding or fault plane, makes with the horizontal measured perpendicular to the strike of the structure.
Disaggregated	To divide into constituent parts
Disseminated greisens	A widely dispersed highly altered granitic rock or pegmatite
Eburnean Orogeny	A Palaeoproterozoic (2.1-1.8 Ga) transpression tectonic event that resulted in the amalgamation of the Zimbabwe, Tanzania and Congo cratons.
Elutriation	Also known as air classification, is a process for separating lighter particles from heavier ones using a vertically-directed stream of gas or liquid (usually upwards). This method is profoundly used for particles with size (>1µm)
En-echelon	closely-spaced, parallel or sub-parallel, overlapping or step-like minor structural features in rock (faults, tension fractures), which lie oblique to the overall structural trend
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralisation.
Faulting	The process of fracturing that produces a displacement.
Feasibility study	A definitive engineering estimate of all costs, revenues, equipment requirements and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.
Footwall	The underlying side of a fault, orebody or stope.
Gécamines	La Générale des Carrières et des Mines, a state-owned mining company in DRC
Grade	The relative quality or percentage of ore metal content.
Greenstone belt	Zones of variably metamorphosed mafic to ultramafic volcanic sequences with associated sedimentary rocks that occur within Archaean and Proterozoic cratons between granite and gneiss bodies.
Groundwater	Water found beneath the surface of the land.
Hydrological	Pertaining to water either above or below the surface.
Hydrothermal	Using a combination of water and heat
In situ	In place, i.e. within unbroken rock.
Inselberg	An isolated mountain or hill rising abruptly from its surrounding.
Internal standard	Internal laboratory sample for which the metal content is known.
Kibaran belt	An intracontinental mobile belt situated between the Congo Crato in the west and the Tanzanian Craton in the east. It is made up of metasediments and volcanics dating from 1,400-950Ma.
Kriging	A mathematical estimation technique based on geostatistics and used for modelling ore bodies.
Log-normal	probability distribution of a random variable whose logarithm is normally distributed
Mesoproterozoic	An era in the earth's geological history spanning 1600 to 1000Ma

Metallurgy	In the context of this document, the science of extracting metals from ores and preparing them for sale.
Metallurgical recovery	Proportion of metal in mill feed which is recovered by a metallurgical process or processes
Metasediments	Sediment or sedimentary rock that shows evidence of having been subjected to metamorphism
Milling/mill	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the mineral is separated from the ore.
Mineable	That portion of a resource for which extraction is technically and economically feasible.
Mineralisation	The presence of a target mineral in a mass of host rock.
Mineralised area	Any mass of host rock in which minerals of potential commercial value occur.
Mine Recovery Factor (MRF)	This factor reflects the difference between the in situ ore reserve grades (or contained metal) and the grade (or contained metal) at the front of the concentrator plant and accounts for losses of metal during the mining process.
Mobile Belt	An elongate, narrow region of crust experiencing or has experienced tectonic activity, normally between two colliding continents
Net Present Value (NPV)	The NPV is the present value of future cash flows calculated from an escalated and inflated free cash flow of the operations. This is discounted back at inflation and then further discounted at a project risk rate. The NPV can be of cash flows before or after tax, or based upon full shareholders returns net of withholding taxes.
Ore	A mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.
Orebody	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.
Orogeney	A mountain or mountain building event in geological history
Pan-African event	A geological orogenic event related to the formation of the supercontinents Gondwana during the Neoporterozoic (1000- 542Ma)
Porphyritic	Containing relatively large isolated crystals in a mass of fine texture
Phyllite	A type of foliated metamorphic rock primarily composed of quartz, sericite mica, and chlorite; the rock represents a gradation in the degree of metamorphism between slate and mica schist
Precambrian	A major interval of geologic time between about 540 million years (Ma) and 3.8 billion years (Ga) ago, comprising the Archean and Proterozoic eons and encompassing most of Earth history.
Proterozoic	A geological eon aged 2.5Ga to 542Ma representing a period before the first abundant complex life on Earth. It is divided into 3 eras, namely Palaeoproterozoic (2.5Ga-1.6Ga), Mesoproterozoic (1.6Ga-1.0Ga) and Neoproterozoic (1.0Ga-542Ma).
Pyrite	An iron sulfide with the formula FeS2. This mineral's metallic luster and pale-to-normal, brass-yellow hue have earned it the nickname fool's gold due to its resemblance to gold.
Quartzophyllades	A historical term used mainly in Belgium to describe silty slates
Refining	The final purification process of a metal or mineral.
Regolith	A layer of loose, heterogeneous material covering solid rock. It includes dust, soil, broken rock, and other related materials and is present on Earth's surface.
Rehabilitation	The process of restoring mined land to a condition approximating to a greater or lesser degree its original state. Reclamation standards are determined by the South African Department of Mineral and Energy Affairs and address ground and surface water, topsoil, final slope gradients, waste handling and re-vegetation issues.
Run-of-Mine (ROM)	This is ore extracted from the mine and which has sufficient metal content to justify processing. This figure includes dilution.
Sampling	Taking small pieces of rock at intervals along exposed _ineralization for assay (to determine the mineral content).
Schist	Constitute a group of medium-grade metamorphic rocks, chiefly notable for the preponderance of lamellar minerals such as micas, chlorite, talc, hornblende, graphite, and others
Schistosity	A sheared fabric in the rock
Semi-variogram	The variance of the difference between field values at two locations across realizations of the field
Sericite	Fine grained mica, similar to muscovite, illite, or paragonite
Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Smelting	The extraction of metal from ore by heating.
Specific gravity	Measure of quantity of mass per unit of volume, density.
Spot price	The current price of a metal for immediate delivery.
Stratigraphic	A term describing the sequence in time of bedded rocks which can be correlated between different localities.
Strike length	Horizontal distance along the direction that a structural surface takes as it intersects the horizontal.
Stockpile	A store of unprocessed ore or marginal grade material.
Stockworks	A complex system of structurally controlled or randomly oriented veins. Stockworks are common in many ore deposit types and especially notable in greisens
Stope	Excavation within the orebody where the main production takes place.
Syn-formal	Formed at the same time

Tailings	Finely ground rock from which valuable minerals have been extracted by milling.
Tailings dam	Dams or dumps created from waste material from processed ore after the economically recoverable metal has been extracted.
Tonnage	Quantities where the ton is an appropriate unit of measure. Typically used to measure reserves of metal-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Total tonnes mined	Total number of tonnes of ore and waste which is extracted from the mine.
Waste rock	Rock with an insufficient metal content to justify processing.
Working costs	Working costs represent:- a) production costs directly associated with the processing of metal; and b) selling, administration and general charges related to the operation.
Yield/Recovered grade	The actual grade of ore realised after the mining and treatment process.
Zaire	Old name for the Democratic Republic of Congo before 1997

Appendix 2: Abbreviations

AAPG	American Association of Petroleum Geologists
AER	Annual Environmental Report
Amsl	Above Mean Sea Level
AMRI	African Mineral Resources Inc.
AON	A provider of risk management, insurance broking and human resource solutions
ASAIMM	Associate of the South African Institute for Mining & Metallurgy
Au	Gold
Banro	Banro Corporation
Banro Congo	Banro Congo Mining Sarl
BBBEE	Broad-Based Black Economic Empowerment
BIF	Banded Iron Formation
Bn	Billion
BRGM	Bureau du Recherches Géologiques et Minières
CAMI	Cadasterie Miniere, a transfer of mineral rights.
CDT	Authorization de Commencement des Travaux, which is a permit authorizing the PR holder to carry out exploration work
CEMC	Congo Environmental and Mining Consultants
CIA	Central Intelligence Agency
CIL	Carbon -in- leach
CIMMP	Canadian Institute of Mining, Metallurgy and Petroleum
CIMVAL	Canadian Institute of Mining, Metallurgy and Petroleum on Valuation of Mineral Properties
CIP	Carbon- in- pulp
CoV	Coefficient of variation
DCF	Discounted cash flow.
DGPS	Differential Global Positioning System
DHL	Dalsey, Hillblom and Lynn (founders of DHL Worldwide Express)
DRC	Democratic Republic of Congo
EC	Certificat d'Exploitation
EIA	Environmental Impact Assessment
EIS	Environmental Impact study
EL	Exploitation Licence
EMPP	Environmental Management Plan of the Project
EOH	End Of Hole
ETF	Exchange-traded fund
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
FDLR	Democratic Forces for the Liberation of Rwanda
FGSSA	Fellow of the Geological Society of South Africa
FSAIMM	Fellow of the South African Institute for Mining & Metallurgy
Ga	*Giga annum* (Billion years)
GDP	Gross Domestic Product
GIL	Geosearch International Limited
GPS	Global Positioning System
GSSA	Geological Society of South Africa
g/t	Grams per ton
HF Radio	High Frequency Radio
IOD	Institute of Directors of South Africa
km	Kilometre
km^2	Square kilometre
KBM	Kibaren Mobile Belt
Koz	Kilo ounce
LoM	Life of Mine
Loncor	Loncor Resources Incorporated.
Loncor Congo	Loncor Congo SPRL
M.Sc	Master of Science degree
m^2	Square meters
m^3	Cubic meters
Ma	*Mega annum* (Million years)
mamsl	Meters above mean sea level
MARD	Mean Absolute Relative Differences
MBA	Masters of Business Administration
MDDZ	Mines D'Or du Zaire
MIBA	Société Minière de Bakwanga

VENMYN
Independence you can trust

MGL	Compagnie Minière Zairoses Des Grand Lacs
Moz	Million ounces
Mt	Million tonnes
MW	Mega Watt power
NATA	National Association of Testing Authorities
NAV	Net Asset Value
NMC	New Mining Code
NMD	Notified Maximum Demand
NPV	Net Present Value
oz	Ounce
PAR	Plan for Mitigation and Rehabilitation
PEPM	Exploitation Permit for Small Mines
PE	Permis d'Exploiation
PGE's	Platinum Group Elements
PGEP	Environmental Management Programme
pH	Potential of Hydrogen
PFS	??????
ppb	Parts Per Billion
ppm	Parts Per Million
Pr.Sci.Nat	Professional Natural Scientist
QA/QC	Quality Assurance and Quality Control
ROM	Run-Of-Mine
SACNASP	The South African Council for Natural Scientific Professions
SAMVAL	South African Code for the Reporting of Mineral Asset Valuation
SARL	Company whose liability is limited to the contributions of its members
SENET	Senet Dynamic Engineering (SENET)
SGS	Inspection, verification, testing and certification company
SOMINKI	La Societé Minière et Industrielle du Kivu SARL
SRK	SRK Consulting (UK) Ltd
t	metric tonnes
tpd	tonnes per day
tpy	tonnes per year
tpm	tonnes per month
TSX	Toronto Stock Exchange
US	United States of America
USD	US Dollar
USDm	Million US Dollars
USD/oz	US Dollar per ounce
USGS	United States Geological Survey
Venmyn	Venmyn Rand (Pty) Limited
ZAR	South African Rand
ZARm	Million South African Rands
ZAR/t	South African Rands per tonne

Appendix 3: Qualified Person's Certificate

Andrew Neil Clay
Venmyn Rand (Pty) Ltd
First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton
2146
South Africa
Telephone: +27 11 783 9903
Fax: +27 11 783 9953

CERTIFICATE OF QUALIFIED PERSON

I, Andrew Neil Clay, do hereby certify that:-

1. I am the Managing Director of Venmyn Rand (Pty) Ltd

   First Floor, Block G
   Rochester Place
   173 Rivonia Road
   Sandton. 2146
   South Africa

2. I am a graduate in Geology and a Bachelor of Science from University College Cardiff in 1976.;
3. I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Member	Canadian Institute of Mining, Metallurgy and Petroleum	2006
Advisor	JSE Limited Listings Advisory Committee	2005
Associate Member	American Association of Petroleum Geologists	2005
Member	South African Institute of Directors	2004
Fellow	Geological Society of South Africa	2003
Member	American Institute of Mineral Appraisers	2002
Member	South African Institute of Mining and Metallurgy	1998
Fellow	Australasian Institute of Mining and Metallurgy	1994
Member	Natural Scientist Institute of South Africa	1988
Member	Investment Analysts Society of South Africa	1990

4. I have practiced my profession continuously since graduation. My relevant experience for the purpose of the technical report (the Technical Report)dated 24th January 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo" is:-

YEAR	CLIENT	COMMODITY	DOCUMENTATION
2009	Kivu Resources	Pegmatites	Independent prefeasibility study
2009	Ernst & Young Jordan	Gold	Independent Valuation Report on mineral assets of a Gold Mining Concession in Ethiopia
2009	Central African Gold	Gold	Information Memorandum in the form of NI 43-101 Compliant Technical Statement
2009	New Dawn	Gold	Independent Technical Statement
2008	Anglo Platinum	PGMs	Independent Technical Report and valuation
2008	Kivu Resources	Tantalite	Tantalite strategic planning and valuation
2008	Tantilite Resources	Tantalite	Independent Technical Report
2006	Vanamin	V	Independent Report for disposal
2006	Kurils Islands	Au	Independent Technical Report NI43-101
2006	Mgart Armenia	Au	Independent Assessment and Valuation for AIM
2006	Metallon International - Armenia	Gold & Base Metals	Prospectivity & Exploration Programme Preparation
2005	Harmony Randfontein 4 Shaft	Gold	Independent Valuation
2005	Gallery Gold	Gold	Independent Competent Person's Report for disposal
2004	Avgold Limited	Gold	Fair & Reasonable Opinion on the Methodologies applied and Values attributed to the Mineral Assets of ET Cons
2002	Freddev	Gold	Valuation of Mineral Rights & Royalties

YEAR	CLIENT	COMMODITY	DOCUMENTATION
2002	Barnex	Gold	Valuation of Mineral Rights & Royalties
2002	Western Areas	Gold	WA4 Project : Valuation of Mineral Rights & Royalty Agreement
1998	Crown Mines and DRD	Wits Gold	Valuation
1998	Iscor Mining	Greenstone Gold	Due diligence and valuation
1998	JCI Ltd	Wits Gold	Competent Person's Report
1998	Randgold & Exploration Co Ltd	Gold	Competent Person's Report
1998	Western Areas	Wits Gold	Competent Person's Report
1997	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person's Report
1997	JCI Ltd	Wits Gold	Competent Person's Report
1997	Opaline Gold	Greenstone Gold	Competent Person's Report
1997	Randgold & Exploration Co Ltd	Greenstone Gold	Competent Person's Report
1996	African Mining Corporation*	Alluvial Gold	Project valuation
1996	Benoni Gold Holdings Ltd	Wits Gold	Competent Person's Report
1996	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person's Report
1996	Harmony Gold Mining Co Ltd	Wits Gold	Competent Person's Report
1996	JCI Ltd	Wits Gold	Valuation
1996	Rand Leases Properties Ltd	Wits Gold	Competent Person's Report and valuation
1996	Randgold & Exploration Co Ltd	Wits Gold	Due diligence
1995	African Mines Limited*	Greenstone Gold	Project valuation
1995	Barney-Seidle Arbitration	Granite	Project valuation arbitration
1995	Randgold & Exploration Co Ltd	Wits Gold	Competent Person's Report and valuation
1995	Randgold Durban Deep	Wits Gold	Competent Person's Report and valuation
1995	Randgold Harmony Unisel Merger	Wits Gold	Competent Person's Report and valuation
1994	Consolidated Mining Corp	Wits Gold	Due diligence and valuation
1994	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person's Report and valuation
1994	Ghana Gold Mines*	Greenstone Gold	Due diligence and valuation
1994	Gold Fields of SA Ltd	Wits Gold	Competent Person's Report and valuation
1994	Inca	Magnesium	Due diligence and valuation
1994	Mitsubishi	Ferrochrome	Due diligence and valuation
1994	Namco*	Diamonds	Competent Person's Report and valuation
1993	JCI	Wits Gold	Financial Planning Analysis (Rehabilitation)
1992	Barbrook Gold Mines	Greenstone Gold	Ore resource modelling and mine valuation
1992	West Rand Cons	Wits Gold	Ore resource modeling and mine valuation
1991	Rand Merchant Bank	Wits Gold	Ore reserve evaluation (Westonaria Gold Mine)
1991	Rembrandt (Gold Fields of SA)	Varied	Due diligence, valuation and strategic analysis
1991	Standard Merchant Bank	Greenstone Gold	Due diligence and valuation (Eersteling Gold Mine)
1990	Consolidated Mining Corp	Wits Gold	Due diligence and valuation
1990	Knights Gold Mine	Wits Gold	Competent Person's Report
1990	Rand Mines	Varied	Corporate Strategic Analysis
1990	Rhogold	Wits Gold	Ore resource modeling
1990	Sub Nigel Gold Mine	Wits Gold	Due diligence and valuation
1989	Osprey Gold Mine	Greenstone Gold	Due diligence and valuation
1989	Rand Leases Gold Mine	Wits Gold	Ore resource modeling
1988	Rand Merchant Bank	Wits Gold	Risk assessment analysis (Peritus Exploration)
1988	Wit Nigel Gold Mine	Wits Gold	Ore resource modelling

5. I have visited the project site on the 9th June 2011;

6. I have read the definition of "Qualified Person" as set out in National Instrument 43-101 ("NI 43-101") and certify that I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101;

7. I have had no prior involvement with the properties that are the subject of the Technical Report;

8. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

9. I am responsible for the entire Technical Report;

10. At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

11. I am independent of the issuer as described in section 1.5 of NI 43-101; and

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 9th day of March 2012 at Johannesburg, South Africa.

ANDREW N.CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.
Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG
MANAGING DIRECTOR

Mpai Motloung
Venmyn Rand (Pty) Ltd
First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton
2146
South Africa
Telephone: +27 11 783 9903
Fax: +27 11 783 9953

CERTIFICATE OF CO-AUTHOR

I, Mpai Motloung, do hereby certify that:-

1. I am a Mineral Industry Advisor of Venmyn Rand (Pty) Ltd
   First Floor, Block G
   Rochester Place
   173 Rivonia Road
   Sandton. 2146
   South Africa
2. I graduated with a B.Sc.Hons (Geology) degree from the University of Pretoria in 2006;
3. I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Professional Natural Scientist	South African Council for Natural Scientific Professions	2011
Member	Geological Society of South Africa	2006
Member	South African Institute of Mining and Metallurgy	2011

4. I have practiced my profession continuously since 2005. My relevant experience for the purpose of the technical report (the Technical Report)dated 24th January 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo" is:-

YEAR	CLIENT	COMMODITY	PROJECT DESCRIPTION	INVOLVEMENT
2011	African Exploration Mining and Finance Company	Coal	Valuation Statement on the T Project, Mpumalanga, South Africa	Resource Estimation Verification and Report Compilation
2011	Scinta Resources Ltd	Coal	High Level Due Dilligence on the Ermelo Mines and Davel Project, Mpumalanga	Due Dilligence on the Resource Estimaton
2011	African Consolidated Resources	Gold	A statistical analysis on the borehole and sampling data compiled for the Gadzema Project, Zimbabwe.	Technical Analyst
2011	Sudor Coal	Coal	SAMREC compliant short-form Technical Resource Statement of their Coal Projects in Bethal, Mpumalanga	Main Author and Estimator
2011	Dunrose Investments 244 (Pty) Ltd	Coal	JORC Compliant Resource Statement for the Colenso Coal Project, KZN	Main Author and Estimator
2010	Loncor Resources Inc.	Gold	Update of the NI 43-10 Technical Report on their Ngayu Gold Project, Oriental Province, Democratic Republic of Congo	Main Author
2010	Gentor Resources Limited	Copper and associated metals	Update of the NI 43-10 Technical Report on their Copper Projects in the Sultanate of Oman	Main Author

YEAR	CLIENT	COMMODITY	PROJECT DESCRIPTION	INVOLVEMENT
2010	Sylvania Resources Limited	Chromite and PGE's	AIM and JORC Competent Person's and Expert Opinion Reports for the Redomicile of Sylvania Platinum's listing from ASX to AIM	Main Author for exploration Projects and Project Co-ordinator.
2010	Gentor Resources Limited	Copper and associated metals	NI 43-101 Technical Reports on their Copper projects in the Sultanate of Oman.	Main Author
2010	West Wits Limited	Gold and Uranium	JORC compliant short-form Techno-Economic Statement on their Rand Lease Property, Witwatersrand Basin.	Main Author
2010	Miranda Coal Pty (Ltd)	Coal	SAMREC compliant short-form Technical Resource and Valuation Statements for 6 exploration properties.	Main Author and resource estimation
2010	Loncor Resources Inc.	Gold	NI 43-101 Technical Reports on their gold projects in the DRC.	Main Author
2009	Sylvania Resources Limited	Chromite and PGE's	Valuation of the company's mineral assets by means of short-form SAMREC code Compliant Techno-Economic Statements.	Main Authour for exploration projects
2009	Sephaku Holdings Ltd,	Tin and limestone	Canadian National Instrument NI 43-101 compliant short form Competent Person's Report for their greenfields projects in South Africa.	Researcher and Contributor
2009	George Forest	Cement	Geology and resources for their CILU Cement Project, DRC, Competent Person's Report.	Researcher and Contributor
2009	World Wide Coal Ltd.	Coal	Data verification for a mineral resource statement for a due diligence on their projects in the Witbank coal field.	Contributor for Mineral Resource estimation
2009	Gatumba Mining Company Ltd.	Tin/Tantalum	National Instrument NI 43-101 compliant Preliminary Assessment on the Gatumba South Project in Rwanda.	Main Author
2009	Bongani Minerals	Tungsten	Preliminary Assessment on their Riviera Tungsten deposit in the Western Cape Province.	Main Author
2009	Zambezi Gas	Coal	Resource modelling and estimation for the Entuba coal project, Zimbabwe.	Researcher and Contributor
2008	Minero Zinc (Pty) Ltd	Zinc/lead	Techno-economic valuation of their Pering Zinc deposit in the Western Cape.	Researcher and Contributor
2008	Marula Mines Ltd	Iron ore	Techno-economic valuation and Environmental Statement of the Opon Mansi Iron Ore Project.	Researcher and Contributor
2008	Firestone Energy Ltd	Coal	Technical Statement for the farms Vetleegte and Olieboomfontein.	Main Author

5. I have visited the project site on the 9th June 2011;

6. I have had no prior involvement with the properties that are the subject of the Technical Report;

7. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

8. At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

9. I am independent of the issuer as described in section 1.5 of NI 43-101; and

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 9th day of March 2012 at Johannesburg, South Africa.

MPAI M. MOTLOUNG
B.Sc.Hons (Geol.), GDE (Mining)
Pr. Sci. Nat. MGSSA, MSAIMM
MINERAL INDUSTRY ADVISOR

Appendix 4: Exploitation Certificate for Namoya Project

REPUBLIQUE DEMOCRATIQUE DU CONGO

CADASTRE MINIER

CERTIFICAT D'EXPLOITATION

N°CAMI/CE/923/2004

Conformément aux prescrits des articles 47, alinéa 1er, 51, alinéa 2, et 339 de la Loi n°007/2002 du 11 juillet 2002 portant Code Minier ainsi qu'aux dispositions de l'article 583, alinéas 2 et 3, et 596 du Décret n°038/2003 du 26 mars 2003 portant Règlement Minier ; et

En application de l'Arrêté Ministériel n°.................. du.................. portant mise en conformité ou de la Décision de mise en conformité d'office (¹) de la Concession n°......70...... en Permis d'Exploitation n°......18...... au nom de......SAKIMA Sarl......résidant ou ayant son siège social à Av. de l'Equateur, n°191, Kinshasa/Gombe

Il a été établi au nom du (de la) précité(e) (1) le présent CERTIFICAT D'EXPLOITATION constatant ledit PERMIS D'EXPLOITATION qui lui confère le droit exclusif d'effectuer, du 04 Novembre 1998 au 04 juillet 2016, les travaux de recherche, de développement et d'exploitation de SUBSTANCE(S) MINERALE(S) suivante(s) : Or......et, le cas échéant, des SUBSTANCES ASSOCIEES OU NON ASSOCIEES s'il (elle) (1) en a demandé l'extension à l'intérieur du PERIMETRE composé de......203......carrés situés dans le Territoire de Shabunda et Kabambare District de....../......Province de Sud Kivu et du Maniema

Les coordonnées géographiques des sommets sont reprises dans l'Annexe I portant Configuration du périmètre qui fait partie intégrante du présent CERTIFICAT.

Délivré à Kinshasa, le 09 NOV. 2004

DIRECTEUR GENERAL a.i.

Patrick MAYUBA MAVUNGU

Mentions spécifiques :

Il est rappelé au Titulaire de ce titre minier qu'en application de l'article 592 du Règlement Minier, il est tenu de respecter les dispositions du Chapitre VI du Titre XVIII dudit Règlement visant la mise en conformité environnementale des opérations exécutées en vertu de son PERMIS D'EXPLOITATION.

Toute modification ultérieure du présent CERTIFICAT D'EXPLOITATION sera, selon le cas, portée au dos de ce titre ou reprise dans une des annexes complémentaires qui en feront parties intégrantes.

(1) Biffer les mentions inutiles

Appendix 5: Letter from CAMI of Transfer of Mineral Rights to Namoya Mining Sarl

INSCRIPTION SUBSEQUENTE A LA CESSION TOTALE DU PERMIS D'EXPLOITATION N° 18

Conformément aux prescrits de l'article 380, alinéa 1er du Règlement Minier ; et
Considérant les avis cadastral et technique émis respectivement en date du 02 décembre 2004 et du 2004,
sur la cession totale du PERMIS D'EXPLOITATION N° 18,
de la société SAKIMA sarl à la société NAMOYA MINING sarl ,
Le Certificat d'Exploitation n°CAMI/CE/923/2004 a été cédé à la société NAMOYA MINING sarl ayant son siège social sur l'avenue de Aviateur, 7 ème étage, U.B.C. Center, commune de la Gombe à Kinshasa.

Fait à Kinshasa, le 27 DEC 2004

Patrick NAYUBA MAYUNGU

Directeur Général a.i.

Appendix 6: Symbols Used During Geological Mapping

MAPPING SYMBOLS

1. TOPOGRAPHIC


Mufwa

Motor Track

Footpath

River/Stream with Flow Direction

Crest of Hill

Valley

Break of Slope (arrows point downslope)

Settlement

2. EXPLORATION AND WORKINGS


DD 123
RC 456

Open Pit Workings – Alluvial (Alluvial Terrace)

Open Pit Workings - Colluvial

Open Pit Workings - Bedrock

Tailings

Dump

Vertical Shaft

Adit or Tunnel - Horizontal

Adit or Tunnel - Inclined

DD Borehole - Inclined

DD Borehole - Vertical

RC Borehole - Inclined

RC Borehole - Vertical

- Trench
- Prospecting Pit
- Soil Sample Site and Sample Number
- Rock Sample Site and Sample Number
- Stream Sample Site and Sample Number

3. GEOLOGICAL

- Geological Boundary - Accurate
- Geological Boundary - Approximate
- Geological Boundary - Inferred
- Fault - Accurate
- Fault - Approximate
- Fault - Inferred
- Normal Fault (Square on younger rocks i.e. on dip direction of fault plane)
- Reverse Fault (Triangle on older rocks i.e. on dip direction of fault plane)
- Shear Zone
- Mylonite Zone
- Area of Large Outcrop with Lithology Code and Colour
- Small Outcrop with Lithology Code
- Foliation Strike and Dip
- Vertical Foliation with Strike
- Bedding Strike and Dip
- Vertical Bedding and Strike
- Vein Strike and Dip
- Lineation Direction and Inclination
- Anticline Axis with Plunge
- Syncline Axis with Plunge

Appendix 7: Notes on the Ezy Mark System for Orientation of Diamond Drill Core

1. The Ezy Mark Tool and Core inside the Orientation Guide



Ezy Mark tool   Orientation Guide   Core

2. Detail showing "Ori-balls" which indicate Bottom of Hole



Ori-balls

3. Core orientated using (a) Chinagraph mark AND (b) Length of nails



Core orientated using chinagraph mark. **N.B. THE MARK DOES NOT USUALLY CORRESPOND WITH THE BOTTOM OF HOLE LINE!!**

Orientation Line drawn on core

(b)


OR ✓
MARK CORE ALONG THIS EDGE

Core orientated by fitting the core with the indented ring of nails

NOTES:

1. The chinagraph tip should be cut with a knife to form a strong "stubby" point. Do not make a sharp point with a pencil sharpener – the tip often breaks off without making a good orientation mark.

2. Before drawing the Bottom of Hole Line on the core with a paint marker, score the line with a scribe, knife or screwdriver. This will make the line more permanent.

3. If a good fit is achieved with both the chinagraph mark and the nails, record the survey as reliable (marked on the core as OR✓, as in the above example). If the Bottom of Hole Line is based on just the chinagraph mark or the nails, record the survey as unreliable (OR?). However, it may be possible to confirm the accuracy of an unreliable survey by connecting with another survey line, either above or below.

Appendix 8: Diamond Drilling Database as At 21st November for Namoya Project

BH ID	NORTHING (UTM)	EASTING (UTM)	ELEVATION (UTM)	END OF HOLE (m)	AZIMUTH	INCLINATION	NO. OF SAMPLES	PROSPECT
NDD001	9,557,636	560,960	979	128	236	-51	146	MM
NDD002	9,557,678	560,954	979	91	236	-49	93	MM
NDD003	9,557,716	560,940	980	128	236	-48	147	MM
NDD004	9,557,586	560,955	979	47	236	-50	56	MM
NDD004B	9,557,585	560,953	979	128	236	-52	146	MM
NDD005	9,557,716	560,940	980	158	236	-66	184	MM
NDD006	9,557,539	560,961	979	101	236	-55	115	MM
NDD007	9,557,758	560,926	993	137	236	-51	158	MM
NDD008	9,557,775	560,946	993	170	236	-51	188	MM
NDD009	9,557,561	560,996	956	155	236	-53	189	MM
NDD010	9,557,737	560,897	993	77	236	-50	81	MM
NDD011	9,557,617	560,997	957	200	236	-51	209	MM
NDD012	9,557,773	560,889	994	104	236	-51	111	MM
NDD013	9,557,807	560,852	1,004	137	236	-50	151	MM
NDD014	9,557,697	560,981	964	173	236	-54	184	MM
NDD015	9,557,986	560,723	958	104	236	-50	114	MM
NDD016	9,558,011	560,694	948	158	236	-53	186	MM
NDD017	9,557,938	560,715	979	113	236	-51	119	MM
NDD018	9,557,655	560,984	964	152	236	-53	164	MM
NDD019	9,557,907	560,722	984	116	236	-52	134	MM
NDD020	9,557,878	560,753	986	95	236	-51	118	MM
NDD021	9,557,868	560,802	985	116	236	-52	158	MM
NDD022	9,557,837	560,823	997	131	236	-51	188	MM
NDD023	9,556,902	561,526	945	111	290	-50	153	KK
NDD024	9,556,939	561,555	946	115	290	-70	147	KK
NDD025	9,556,979	561,576	945	137	290	-59	182	KK
NDD026	9,557,020	561,586	945	142	290	-57	200	KK
NDD027	9,557,058	561,601	933	105	290	-51	142	KK
NDD028	9,557,046	561,635	912	163	290	-54	191	KK
NDD029	9,556,280	561,827	905	109	360	-55	128	KK
NDD030	9,557,011	561,617	922	161	290	-52	217	KK
NDD031	9,556,280	561,828	905	61	5	-65	76	KK
NDD032	9,556,967	561,607	924	134	290	-52	165	KK
NDD033	9,556,926	561,591	922	120	290	-65	151	KK
NDD034	9,556,513	561,855	972	112	233	-53	123	NS
NDD035	9,556,448	561,908	973	88	233	-59	109	NS
NDD036	9,556,513	561,855	972	125	233	-58	158	NS
NDD037	9,556,458	561,850	978	79	233	-60	97	NS
NDD038	9,556,494	561,828	983	76	233	-52	99	NS
NDD039	9,556,513	561,856	972	380	180	-53	467	FB
NDD040	9,556,594	561,829	957	113	233	-50	153	NS
NDD041	9,556,572	561,802	976	69	233	-55	115	NS
NDD042	9,556,542	561,828	979	113	233	-54	146	NS
NDD043	9,556,562	561,852	957	125	233	-50	186	NS
NDD044	9,556,529	561,875	957	142	233	-57	238	NS
NDD045	9,556,492	561,896	957	128	233	-60	180	NS
NDD046	9,556,470	561,936	957	154	233	-65	237	NS
NDD047	9,556,505	561,908	949	149	233	-78	227	NS
NDD048	9,556,470	561,937	957	111	180	-55	153	NS
NDD049	9,557,119	561,608	917	132	270	-51	193	KK
NDD050	9,557,161	561,582	921	110	270	-50	170	KK
NDD051	9,557,238	561,527	907	136	270	-51	202	KK
NDD052	9,557,202	561,546	915	91	270	-52	120	KK
NDD053	9,557,278	561,505	895	137	270	-52	166	KK
NDD054	9,557,117	561,634	906	164	270	-54	206	KK
NDD055	9,557,148	561,612	910	161	270	-55	232	KK
NDD056	9,557,199	561,588	901	143	270	-53	187	KK
NDD057	9,557,237	561,577	885	185	270	-52	237	KK
NDD058	9,556,953	561,640	903	160	290	-51	213	KK
NDD059	9,556,998	561,657	894	143	290	-51	189	KK
NDD060	9,557,501	560,979	973	109	236	-52	133	MW
NDD061	9,557,709	560,997	956	239	236	-63	307	MW
NDD062	9,557,741	560,984	968	185	236	-55	192	MW
NDD063	9,557,888	560,827	994	155	236	-55	156	MW
NDD064	9,558,021	560,648	938	104	236	-52	117	MW
NDD065	9,557,933	560,758	964	155	236	-52	161	MW
NDD066	9,557,887	560,419	930	206	225	-51	212	MV
NDD067	9,557,768	560,558	934	128	225	-50	119	MV
NDD068	9,557,035	561,671	889	153	290	-57	146	KK

BH ID	NORTHING (UTM)	EASTING (UTM)	ELEVATION (UTM)	END OF HOLE (m)	AZIMUTH	INCLINATION	NO. OF SAMPLES	PROSPECT
NDD069	9,556,563	561,919	919	212	233	-50	191	NS
NDD070	9,556,557	561,979	893	212	233	-53	190	NS
NDD071	9,556,587	561,886	928	189	233	-50	173	NS
NDD072	9,557,827	560,486	930	197	225	-50	187	MV
NDD073	9,557,767	560,159	896	152	360	-50	143	MV
NDD074	9,557,741	560,234	903	104	360	-50	87	MV
NDD075	9,557,683	561,021	946	210	236	-54	188	MW
NDD076	9,557,733	561,033	946	263	236	-60	248	MW
NDD077	9,557,084	560,616	817	161	205	-50	137	SEK
NDD078	9,557,054	560,677	820	173	205	-56	167	SEK
NDD079	9,557,794	560,970	994	269	236	-56	262	MW
NDD080	9,557,796	560,919	999	230	236	-56	220	MW
NDD081	9,557,768	561,012	967	221	236	-59	188	MW
NDD082	9,557,686	560,670	939	23	225	-50	16	MV
NDD083	9,557,686	560,670	939	173	225	-60	166	MV
NDD084	9,557,917	560,452	915	254	225	-50	239	MV
NDD085	9,557,840	560,424	940	128	225	-50	133	MV
NDD086	9,557,799	560,588	925	197	225	-53	200	MV
NDD087	9,557,098	561,324	898	173	180	-50	173	KK
NDD088	9,556,611	561,917	903	200	233	-53	187	NS
NDD089	9,556,426	562,014	950	233	180	-55	227	FB
NDD090	9,556,411	561,964	973	197	180	-58	183	FB
NDD091	9,556,411	561,964	973	239	180	-62	228	FB
NDD092	9,556,590	561,946	894	170	233	-50	151	NS
NDD093	9,556,585	562,013	871	191	233	-50	187	NS
NDD094	9,557,107	560,580	807	218	205	-50	216	SEK
NDD095	9,557,642	560,756	941	263	56	-50	256	MW
NDD096	9,557,641	560,755	941	248	225	-60	237	MV
NDD097	9,557,716	560,646	948	190	225	-60	174	MV
NDD098	9,557,716	560,698	948	176	225	-60	182	MV
NDD099	9,557,806	561,134	907	413	236	-56	432	MW
NDD100	9,556,618	562,050	855	251	233	-51	227	NS
NDD101	9,556,654	562,027	851	300	233	-55	294	NS
NDD102	9,556,152	563,598	807	113	45	-50	102	KR
NDD103	9,557,674	560,717	938	191	225	-62	195	MV
NDD104	9,557,828	561,020	968	321	236	-57	319	MW
NDD105	9,556,546	562,028	881	233	233	-57	205	NS
NDD106	9,557,781	560,504	934	146	225	-54	142	MV
NDD107	9,557,730	560,589	940	196	225	-62	187	MV
NDD108	9,557,729	561,159	929	311	236	-56	313	MW
NDD109	9,557,729	561,159	929	506	236	-59	515	MW
NDD110	9,556,577	562,068	860	216	233	-58	203	NS
NDD111	9,556,577	562,068	860	297	233	-63	297	NS
NDD112	9,557,667	560,770	955	212	225	-66	205	MV
NDD113	9,557,623	560,667	913	187	225	-55	197	MV
NDD114	9,557,658	560,698	928	258	225	-55	261	MV
NDD115	9,557,660	560,647	936	143	225	-56	158	MV
NDD116	9,557,743	560,667	948	239	225	-58	245	MV
NDD117	9,557,717	560,697	948	221	225	-70	237	MV
NDD118	9,557,850	560,502	922	243	225	-60	256	MV
NDD119	9,557,754	560,607	940	250	225	-62	262	MV
NDD120	9,557,863	560,440	931	171	225	-60	190	MV
NDD121	9,557,745	560,534	937	96	225	-50	78	MV
NDD122	9,557,698	560,626	949	74	225	-51	57	MV
NDD123	9,557,632	560,623	925	119	225	-55	110	MV
NDD124	9,557,650	560,600	933	60	225	-52	45	MV
NDD125	9,557,650	560,600	933	116	225	-56	92	MV
NDD126	9,557,710	560,578	936	179	225	-52	179	MV
NDD127	9,557,848	560,382	948	167	225	-50	180	MV
NDD128	9,557,819	560,405	950	134	225	-49	135	MV
NDD129	9,557,809	560,464	936	81	225	-48	82	MV
NDD130	9,557,908	560,371	934	251	225	-54	263	MV
NDD131	9,557,689	560,996	956	210	236	-57	209	MW
NDD132	9,557,657	560,956	979	150	236	-53	162	MW
NDD133	9,557,605	560,952	979	140	236	-54	162	MW
NDD134	9,557,579	560,993	956	183	236	-55	199	MW
NDD135	9,557,727	560,982	965	192	236	-53	214	MW
NDD136	9,557,557	560,956	979	159	236	-52	168	MW
NDD137	9,557,702	560,947	980	174	236	-49	182	MW
NDD138	9,557,728	560,919	991	177	236	-53	182	MW
NDD139	9,557,756	560,959	980	117	236	-57	101	MW
NDD140	9,557,756	560,890	993	214	236	-57	213	MW

BH ID	NORTHING (UTM)	EASTING (UTM)	ELEVATION (UTM)	END OF HOLE (m)	AZIMUTH	INCLINATION	NO. OF SAMPLES	PROSPECT
NDD141	9,557,756	560,959	980	225	236	-60	226	MW
NDD142	9,557,787	560,928	998	147	236	-51	147	MW
NDD143	9,557,827	560,880	1,006	239	236	-62	239	MW
NDD144	9,557,638	560,995	956	193	236	-57	145	MW
NDD145	9,557,785	560,862	1,004	151	236	-57	204	MW
NDD146	9,557,779	561,092	945	108	236	-50	113	MW
NDD147	9,556,630	561,991	867	181	233	-63	173	NS
NDD148	9,557,786	560,154	902	81	360	-50	86	MV
NDD149	9,557,764	560,233	912	90	360	-50	84	MV
NDD150	9,557,030	561,555	965	126	233	-53	122	KK
NDD151	9,557,726	560,454	903	137	45	-49	131	MV
NDD152	9,557,039	561,164	887	144	230	-50	148	KK
NDD153	9,556,124	563,567	792	66	45	-50	56	KR
NDD154	9,556,083	563,582	776	141	45	-50	137	KR
NDD155	9,556,176	563,565	814	109	45	-50	105	KR
NDD156	9,557,638	560,995	956	68	236	-78	78	MW
NDD157	9,557,122	561,571	939	141	270	-50	165	KK
NDD158	9,556,126	563,569	792	134	45	-54	128	KR
NDD159	9,556,965	561,608	927	253	290	-79	262	KK
NDD160	9,557,786	560,862	1,004	238	236	-78	257	MW
NDD161	9,557,618	560,998	956	244	236	-75	277	MW
NDD162	9,557,071	561,572	947	93	290	-50	102	KK
NDD163	9,556,487	562,009	920	172	233	-75	198	NS
NDD164	9,556,476	562,070	913	240	233	-60	257	NS
NDD165	9,556,955	561,520	970	64	290	-65	65	KK
NDD166	9,556,487	562,009	920	235	233	-80	243	NS
NDD167	9,556,475	561,874	965	193	233	-60	178	NS
NDD168	9,557,598	560,638	909	150	225	-56	145	MV
NDD169	9,556,585	562,014	871	178	233	-52	177	NS
NDD170	9,557,118	561,608	917	108	270	-53	113	KK
NDD171	9,557,585	560,954	979	202	236	-53	227	MW
NDD172	9,557,749	560,731	962	252	225	-68	229	MV
NDD173	9,557,447	560,772	903	257	56	-50	256	MW
NDD174	9,557,018	561,161	885	159	270	-50	164	KK
NDD175	9,556,990	561,545	970	99	290	-60	103	KK
NDD176	9,557,079	561,330	909	105	220	-50	101	KK
NDD177	9,556,497	561,966	928	202	233	-60	206	NS
NDD178	9,556,521	561,996	904	254	233	-60	251	NS
NDD179	9,557,636	560,960	979	98	236	-54	MET	MW
NDD180	9,556,547	562,027	881	215	233	-57	MET	NS
NDD181	9,556,586	562,012	871	170	233	-50	MET	NS
NDD182	9,557,676	560,954	980	114	236	-49	MET	MW
NDD183	9,556,492	561,905	958	128	233	-60	120	NS
NDD184	9,557,685	561,021	945	189	236	-54	MET	MW
NDD185	9,557,735	561,032	946	244	236	-60	55	MW
NDD186	9,557,715	560,941	980	122	236	-66	MET	MW
NDD187	9,557,559	560,955	979	117	236	-51	MET	MW
NDD188	9,557,688	560,670	939	139	225	-60	MET	MV
NDD189	9,557,755	560,959	979	139	236	-56	MET	MW
NDD190	9,557,713	560,647	948	94	225	-60	MET	MV
NDD191	9,557,743	560,666	948	178	225	-58	MET	MV
NDD192	9,557,715	560,699	948	173	225	-60	MET	MV
NDD193	9,557,715	560,699	948	112	225	-70	MET	MV
NDD194	9,557,767	560,559	934	108	225	-50	MET	MV
NDD195	9,557,117	561,634	906	187	270	-54	MET	KK
NDD196	9,557,117	561,608	917	150	270	-51	MET	KK
NDD197	9,557,010	561,616	922	136	290	-52	MET	KK
NDD198	9,556,996	561,657	894	150	290	-51	MET	KK
NDD199	9,556,576	562,069	860	154	233	-58	MET	NS
NDD200	9,556,589	561,947	895	120	233	-50	MET	NS
NDD201	9,556,946	560,534	802	216	205	-50	211	SEK
NDD202	9,556,470	561,939	957	127	233	-65	MET	NS
NDD203	9,556,462	561,950	955	189	180	-50	199	FB
NDD204	9,557,058	560,583	808	217	205	-50	234	SEK
NDD205	9,557,303	560,838	878	217	225	-50	228	SEK
NDD206	9,556,139	563,638	801	131	45	-50	137	KR
NDD207	9,557,861	560,853	1,002	214	236	-51	208	MW
NDD208	9,557,603	560,980	963	153	236	-50	156	MW
NDD209	560,623	558,004	937	86	236	-50	73	MW
NDD210	560,669	557,991	958	117	236	-50	117	MW
NDD211	560,700	557,970	971	99	236	-50	90	MW
NDD212	560,764	557,864	971	75	236	-50	64	MW

BH ID	NORTHING (UTM)	EASTING (UTM)	ELEVATION (UTM)	END OF HOLE (m)	AZIMUTH	INCLINATION	NO. OF SAMPLES	PROSPECT
NDD213	560,777	557,850	971	78	236	-50	75	MW
NDD214	560,799	557,816	971	64	236	-52	65	MW
NDD215	560,820	557,784	971	64	236	-55	49	MW
NDD216	560,867	557,759	971	75	236	-50	72	MW
NDD217	560,881	557,827	971	75	236	-51	229	MW
NDD218	560,960	557,830	971	75	236	-50	153	MW
NDD219	561,006	557,547	953	151	236	-50	128	MW
NDD220	560,797	557,903	979	126	236	-55	1	MW
NDD220A	560,797	557,903	979	9	236	-53	260	MW
NDD221	560,997	557,619	957	230	236	-64	186	MW
NDD222	560,970	557,794	994	199	236	-50	189	MW
NDD223	561,023	557,584	940	181	236	-50	104	MW
NDD224	560,959	557,756	980	112	236	-48	105	MW
NDD225	560,970	557,524	980	113	236	-50	126	MW
NDD226	560,970	9,557,524	980	142	236	-48	128	MW
NDD227	561,941	9,556,635	884	146	236	-50	137	NS
NDD228	561,968	9,556,606	884	142	236	-50	98	NS
NDD229	561,880	9,556,636	884	91	236	-50	139	NS
NDD230	561,868	9,556,575	884	136	236	-55	81	NS
NDD231	561,856	9,556,615	884	85	236	-50	121	NS

LEGEND	
MET	Metallurgical Holes (Not sampled for gold analysis)
MM	Mwendamboko Main
MV	Muviringu
MW	Mwendamboko West
KK	Kalkula
NS	Namoya Summit
SEK	Seketi
KR	Kangurube

Appendix 9: Form 3 - Orientation Survey Record

Form 3

CORE ORIENTATION SURVEYS

Borehole No. ______ **Date:** ______

Surveyed by: ______ **Shift:** ______

Depth	Survey Type*	Result**

*Ezy Mark = EM, Spear (metal tip) = SM, Spear (crayon tip) = SC

**Survey Results:
SR (Survey Reliable)
SU (Survey Unreliable)
NR (No result i.e. survey unsuccessful)
NS-BG (No survey – bad ground)
NS-OP (No survey – other problem)

Appendix 10: Form 4 – Core Loss Record

Form 4

CORE RECOVERY RECORD

Borehole No: ______________________ **Date:** ____________

From (m)	To (m)	Interval (m)	Measured (m)	Core Loss (m)	Comments

TOTAL					

Signed (Contractor) .... **Signed (Banro)** ....

Appendix 11: Form 5 –Borehole Survey Record

Form 5

BOREHOLE SURVEY FORM

Borehole No:

Collar Coords: X =

Inclination:

Y =

Azimuth:

Z =

Type of Instrument:

Depth	Inclination	Azimuth	Reliability*	Geologist's Signature

* R = Reliable, U/R = Unreliable and Repeated

Appendix 12: Form 6 – Daily Drilling Activities Record

Form 6

RIG ACTIVITY SCHEDULE

Borehole No. ☐ **Rig No.** ☐ **Page:** ☐ **of** ☐

Date: ☐ **Shift:** ☐

Time From	Time To	Activity

Geologist: ☐ **Signature:** ....

Appendix 13: Form 7-10 - Core Logging Records

Form 7

OXIDATION LOG

Borehole No: | **Date:**

Logged By: | **Page:** of

From (m)	To (m)	Oxidation*	Description

* O = Totally Oxidised, P = Partially Oxidised

BOCO metres **Certified by:**

TOFR metres **Certified by:**

Form 8

LITHOLOGY LOG

Borehole No. | Page: | Logged By: | Date:

From (m)	To (m)	Rock Type[1]	Colour[2]	Texture/ Fabric[3]			Grain Size[4]	Lower Contact[4]			Comments

[1-4] = Code lists

Form 9

STRUCTURAL LOG

Borehole No. ☐ **Page:** ☐ **Logged By:** ☐ **Date:** ☐

Planar Structures					Structural Zones									Comments
Depth (m)	Plane Type[1]	Angles			Depth (m)		Zone Type[1]	Top Contact			Bottom Contact			
		Alpha	Beta	Reliabil.[1]	From	To		Alpha	Beta	Reliabil.	Alpha	Beta	Reliabil.	

[1] = Code List

Appendix 14: Form LR1 – Stream Sediment Sampling Records

Form LR1

STREAM SEDIMENT SAMPLING

Project: .... **Area:** .... **Logged/Sampled by:** .... **Date:** ....

Sample Number	Easting (UTM) WGS 84	Northing (UTM) WGS 84	Elev. (m)	Stream Name (if known)	Water Flow	Flow Direct.	Bed Width (m)	Sample Type		Artisanal Workings Upstream (Y, N, ?)	Artisanal Workings Downstrm. (Y, N or ?)	Comments
								Size Fraction	Colour			

Appendix 15: Form LR2 – Soil Sediment Sampling Records

Form: LR 2

SOIL SAMPLING

Project: .... **Grid:** .... **Logged/Sampled by:** .... **Date:** ....

Sample Number	Easting (Local)	Northing (Local)	Easting (UTM) WGS 84	Northing (UTM) WGS 84	Elev. (m)	Soil Type	Sample Depth (cm)	Grain Size	Colour	Texture	Rock Frags.		Qtz Frags. %	Land Use	Slope	
											Type	%			Angle	Direction (Down)

Appendix 16: Form LR3 – Rock Sampling Records

LITHOLOGY MAPPING/SAMPLING

Form: LR 3

Project: .... Grid or Area: .... Logged/Sampled by: .... Date: ....

Easting (UTM) WGS 84	Northing (UTM) WGS 84	Elev. (m)	Sample No.	Samp Type	Exposure Type	Rock Type	Oxid	Colour	Texture Fabric	Grain Size	Alteration Style	Alterat. Minerals	Sulphide Minerals	*	Comment

*Reference number for notes, field sketches and photographs (attach to form).

Appendix 17: Form LR4 – Trench, Adit and Channel Sampling Records

CHANNEL SAMPLING (TRENCH, ADIT, OUTCROP, WORKING, PIT etc.)

Form: LR 4

Project: .... **Grid or Area:** .... **Channel ID:** .... **Sampled by:** .... **Date:** ....

Origin (E): .... **Origin (N):** .... **Origin (Elev):** .... **Channel Azimuth:** .... **Channel Inclination:** ....

Sample			Sample No.	Rock Type	Oxid	Colour	Texture Fabric	Grain Size	Alteration Style	Alteration Minerals	Sulphide Minerals	Vis Au (y/n)	*	Comment
From (m)	To (m)	Width (m)												

*Reference number for notes, field sketches and photographs (attach to form)

Appendix 18: Database of Geochemical Soil Sampling

GRID	SAMPLE NO.	X	Y	Z (mamsl)	Au (ppb)
Main	36001	561082	9556891	822	60
	36002	561110	9556915		50
	36003	561135	9556945		50
	36004	561160	9556970		60
	36005	561185	9557000		100
	36006	561215	9557025		70
	36007	561240	9557050		60
	36008	561260	9557075		230
	36009	561280	9557090		140
	36010	561305	9557120		70
	36011	561325	9557140		5,030
	36012	561350	9557165		50
	36013	561385	9557205		60
	36014	561400	9557220		40
	36015	561480	9557288		90
	36016	561504	9557335		520
	36018	561525	9557305		70
	36019	561555	9557390		60
	36021	561607	9557445	842	30
	36022	561624	9557473	844	20
	36023	561665	9557490	823	20
	36024	561696	9557516		50
	36025	561712	9557557	827	40
	36026	561739	9557588	829	70
	36027	561763	9557615	841	70
	36029	561792	9557643	843	50
	36030	561823	9557675	841	50
	36032	561851	9557700	836	30
	36033	561874	9557726	830	30
	36034	561901	9557751	818	20
	36036	561953	9557811	806	30
	36037	561988	9557832		50
	36038	562004	9557870	801	40
	36039	562037	9557894	797	20
	36040	562067	9557922	799	40
	36041	562095	9557949	798	10
	36042	561714	9557639	835	60
	36043	561762	9557695	839	50
	36044	561799	9557727	840	50
	36045	561826	9557750		20
	36046	561846	9557782	818	20
	36047	561871	9557809	809	70
	36048	561903	9557839	799	170
	36049	561928	9557868	797	10
	36050	561954	9557896	796	5
	36051	561982	9557925	794	10
	36052	562008	9557953	797	5
	36053	562033	9557982	801	90
	36054	561027	9556940	839	30
	36055	561051	9556964	833	40
	36056	561076	9556989	852	40
	36057	561099	9557013	871	100
	36058	561127	9557040	875	50
	36059	561152	9557067	870	80
	36060	561182	9557093	867	140
	36061	561211	9557120	850	60
	36062	561241	9557143	841	80

	36063	561268	9557173	845	60
	36064	561295	9557200	842	30
	36065	561324	9557221	870	30
	36066	561352	9557249	876	50
	36067	561377	9557272	890	30
	36068	561406	9557303	886	20
	36069	561428	9557326	874	30
	36070	561452	9557354	855	70
	36072	561475	9557380		60
	36073	561503	9557413	836	30
	36074	561531	9557442	827	30
	36075	561555	9557472	822	40
	36076	561594	9557510		30
	36078	561605	9557525		20
	36080	561636	9557556	821	20
	36081	561670	9557600		50
	36082	561690	9557612	821	60
	36083	560741	9557204		120
	36084	560766	9557229	844	140
	36085	560792	9557258	857	220
	36086	560818	9557285	868	130
	36087	560845	9557314	873	90
	36088	560871	9557340	879	70
	36089	560898	9557367	890	80
	36090	560923	9557394	901	130
	36091	560949	9557420	919	120
	36092	560971	9557444	934	170
	36093	560998	9557477	952	190
	36094	561018	9557506	947	30
	36096	561072	9557562	924	250
	36097	561092	9557584	892	2,160
	36098	561116	9557611	879	200
	36099	561145	9557640	884	90
	36100	561170	9557665	886	160
	36101	561196	9557691	906	60
	36102	561223	9557716	891	60
	36103	561249	9557743		30
	36104	561277	9557770	860	30
	36105	561304	9557798	854	50
	36106	561330	9557826	857	50
	36107	561360	9557853	862	50
	36109	561385	9557879	850	20
	36110	560693	9557268	829	10
	36111	560709	9557283	829	120
	36112	560733	9557311	846	860
	36113	560757	9557342	854	90
	36114	560782	9557369	869	210
	36115	560809	9557397	882	420
	36116	560831	9557420	899	460
	36117	560854	9557444	922	460
	36118	560880	9557472	938	300
	36119	560901	9557496	957	2,170
	36120	560954	9557556	964	1,430
	36121	560977	9557578	960	1,120
	36122	561005	9557599	938	1,770
	36123	561035	9557624	929	1,400
	36124	561056	9557651	912	450
	36125	561082	9557677	897	250
	36126	561106	9557706	915	50
	36127	561129	9557729	928	180
	36128	561156	9557759	920	30

	36129	561180	9557782	898	30
	36131	561201	9557810	872	80
	36132	561228	9557835	856	30
	36133	561255	9557862	848	80
	36134	561280	9557892	841	30
	36135	561310	9557916	839	50
	36137	561336	9557941	836	40
	36138	561367	9557970	830	30
	36139	561394	9557996	820	40
	36140	561419	9558017	806	40
	36141	561450	9558043	832	30
	36142	561476	9558070	828	50
	36143	561504	9558095	842	100
	36144	561531	9558119	832	110
	36145	561559	9558138	796	50
	36146	561588	9558160	787	20
	36147	561609	9558194	769	20
	36148	561638	9558221	781	5
	36149	561670	9558237	759	5
	36150	560854	9557098	819	10
	36151	560886	9557128	813	40
	36152	560907	9557150	822	100
	36154	560935	9557179	825	70
	36155	560964	9557201	838	70
	36156	560994	9557228	839	20
	36157	561025	9557258	838	40
	36158	561043	9557283	851	20
	36159	561074	9557308	869	20
	36160	561101	9557337	877	30
	36161	561128	9557361	883	30
	36162	561152	9557387	896	40
	36164	561180	9557413	901	60
	36165	561207	9557435	891	30
	36166	561232	9557464	879	20
	36167	561262	9557488	859	30
	36168	561291	9557514	851	20
	36169	561318	9557540	855	10
	36170	561346	9557567	855	10
	36171	561375	9557596	856	70
	36172	561402	9557624	856	130
	36173	561429	9557648	860	40
	36174	561457	9557677	860	30
	36175	561484	9557704	860	30
	36176	561513	9557733	852	40
	36177	561540	9557761	851	40
	36178	561566	9557790	850	30
	36179	561594	9557822	843	20
	36180	561618	9557854	850	10
	36181	561641	9557883	840	5
	36182	561667	9557913	837	20
	36183	561689	9557944	828	30
	36185	561711	9557978	825	80
	36186	561736	9558011	823	5
	36187	561762	9558036	801	10
	36189	561813	9558088	778	5
	36190	561846	9558111	777	20
	36191	561871	9558135	780	10
	36192	560574	9557363	849	60
	36193	560600	9557391	884	100
	36194	560630	9557419	883	240
	36195	560657	9557444	877	260

	36196	560704	9557454	883	90
	36197	560734	9557480	903	310
	36198	560758	9557507	915	760
	36199	560783	9557535	924	940
	36200	560812	9557558	944	1,430
	36201	560969	9556993	826	80
	36202	560995	9557019	822	40
	36203	561021	9557043	840	60
	36204	561047	9557069	856	100
	36205	561075	9557098	855	50
	36206	561104	9557126	851	30
	36207	561133	9557153	834	60
	36208	561163	9557177	831	130
	36209	561191	9557202	827	360
	36210	561221	9557227	841	40
	36211	561247	9557253	860	40
	36212	561272	9557279	867	70
	36213	561301	9557297	893	970
	36214	561357	9557364	882	40
	36215	561381	9557393	872	40
	36216	561405	9557419	860	40
	36217	561430	9557447	849	30
	36218	561455	9557445		30
	36219	561479	9557504	829	30
	36220	561500	9557535		40
	36221	561527	9557562	835	10
	36222	561553	9557592	839	10
	36225	561580	9557622	836	10
	36226	561606	9557650	830	20
	36227	561628	9557673	815	30
	36228	561658	9557705	840	50
	36229	561686	9557736	841	30
	36230	561708	9557760		40
	36231	561734	9557793	839	30
	36232	561756	9557815	834	20
	36233	561783	9557852	833	30
	36234	561837	9557910	829	20
	36235	561862	9557939	818	20
	36236	561888	9557970	815	50
	36237	561914	9558003	812	50
	36238	561939	9558031	809	20
	36239	561963	9558061	803	70
	36240	561466	9557828	856	20
	36241	561438	9557801	861	20
	36243	561411	9557775	868	30
	36244	561382	9557746	873	70
	36245	561356	9557719	868	80
	36246	561328	9557692	874	30
	36247	561299	9557661	875	20
	36248	561271	9557633	878	20
	36249	561247	9557607	884	20
	36250	561223	9557583	857	30
	36251	561195	9557553	866	90
	36252	561164	9557524	868	50
	36253	561143	9557499	906	50
	36254	561114	9557473	911	60
	36255	561086	9557444	921	50
	36256	561060	9557419	921	60
	36257	561030	9557388	916	80
	36258	561007	9557366	888	90
	36259	560982	9557340	877	50

36260	560962	9557314	859	80
36261	560926	9557288	852	80
36262	560902	9557264	843	90
36263	560874	9557235	840	290
36264	560846	9557204	837	280
36265	560818	9557179	827	60
36266	560793	9557156	833	70
36267	561500	9557861	847	30
36269	561522	9557881	827	20
36270	561547	9557903	839	20
36271	561573	9557933	842	20
36272	561602	9557958	831	20
36273	561629	9557989	822	10
36274	561655	9558013	808	10
36275	561680	9558030		20
36276	561720	9558068		20
36277	561740	9558095	780	20
36278	561755	9558121	755	40
36279	561787	9558148	783	20
36280	561814	9558172	774	20
36281	560633	9557308	906	310
36282	560659	9557337	853	50
36283	560683	9557364	877	120
36284	560708	9557394	865	60
36285	560734	9557427	869	360
36286	560755	9557453	884	550
36288	560779	9557481	894	580
36290	560802	9557509	910	590
36291	560826	9557536	921	930
36292	560934	9557604		2,230
36293	560993	9557692	944	740
36294	561017	9557717	937	430
36295	561046	9557745	939	80
36296	561072	9557775	946	70
36297	561088	9557794	915	60
36298	561114	9557819	903	40
36299	561134	9557845	875	40
36300	561169	9557870	877	40
36301	561187	9557901	856	20
36302	561213	9557926	845	30
36303	561236	9557957	825	60
36304	561265	9557987	823	20
36305	561290	9558011	812	20
36306	561318	9558043	805	10
36307	561343	9558072	800	30
36308	561367	9558095	803	20
36309	561397	9558126	805	60
36310	561417	9558145	841	80
36311	561446	9558172	855	130
36312	561479	9558202	851	30
36313	561506	9558229	870	30
36314	561529	9558260	854	20
36315	561550	9558284	824	20
36316	561568	9558310	803	80
36317	561606	9558340	798	50
36319	560925	9557035	814	40
36320	560946	9557061	808	110
36321	560969	9557095	812	60
36322	560994	9557118	826	40
36323	561020	9557149	824	70
36324	561048	9557180		30

	36325	561080	9557205		80
	36326	561100	9557232	828	110
	36327	561126	9557264	831	20
	36328	561154	9557290	841	10
	36329	561178	9557317	848	220
	36330	561198	9557352	868	60
	36331	561218	9557376	856	200
	36332	561252	9557397	893	80
	36333	561275	9557425	873	20
	36335	561329	9557481	849	5
	36336	561355	9557511	837	20
	36337	561384	9557539	840	30
	36338	561409	9557564	841	20
	36339	561436	9557593	846	30
	36340	561465	9557620	852	20
	36341	561491	9557649	852	5
	36342	561521	9557677	853	10
	36344	561548	9557704	846	20
	36345	561574	9557734	840	10
	36346	561603	9557761	835	10
	36347	561627	9557788	842	20
	36348	561659	9557819	837	20
	36350	561685	9557845	837	10
	36351	561708	9557873	834	20
	36352	561739	9557902	830	20
	36353	561766	9557931	829	20
	36354	561795	9557956	819	30
	36355	561822	9557986	808	40
	36356	561848	9558012	805	40
	36357	561873	9558042	800	30
	36358	561899	9558069	805	20
	36359	561925	9558100	804	50
	36360	560486	9557443	841	250
	36361	560514	9557472	840	130
	36362	560567	9557473	862	180
	36363	560595	9557502	864	250
	36364	560623	9557531	885	180
	36365	560648	9557552	898	660
	36367	560676	9557586	904	670
	36369	560701	9557612	903	800
	36370	560729	9557640	903	1,220
	36371	560756	9557670	938	710
	36372	560777	9557692	948	780
	36373	560800	9557718	955	1,140
	36374	560837	9557756	985	720
	36375	560840	9557784		270
	36376	560873	9557797	986	250
	36377	560903	9557825	996	60
	36378	560930	9557855	992	50
	36379	560954	9557875	961	70
	36380	560980	9557904	937	90
	36381	561001	9557923	917	50
	36382	561028	9557949	903	50
	36383	561054	9557975	884	70
	36384	561077	9558003	869	60
	36385	561105	9558024	872	30
	36386	561132	9558050	845	30
	36387	561160	9558077	827	20
	36388	561185	9558105	819	20
	36389	561212	9558133	803	80
	36390	561242	9558158	807	30

	36391	561271	9558189	805	10
	36392	561298	9558215	804	20
	36393	561331	9558245	811	120
	36394	561342	9558270	776	40
	36395	561364	9558304	797	60
	36396	561393	9558324	797	30
	36397	561415	9558351	813	30
	36398	561442	9558384	808	20
	36399	561476	9558403	812	20
	36401	560924	9557708	974	80
	36402	561019	9557780	966	80
	36403	561036	9557820	952	40
	36404	561053	9557842	932	60
	36405	561074	9557867	912	40
	36406	561099	9557885	894	60
	36407	561122	9557916	874	40
	36408	561152	9557943	860	20
	36409	561175	9557974	835	30
	36410	561206	9557994	844	10
	36411	561228	9558028	828	20
	36412	561254	9558054	831	20
	36413	561279	9558081	817	30
	36414	561308	9558112	797	70
	36415	561336	9558136	799	40
	36416	561359	9558162	813	40
	36417	561384	9558188	826	80
	36418	561414	9558215	835	70
	36419	561444	9558237	832	30
	36421	561470	9558266	848	30
	36422	561500	9558296	845	20
	36423	561523	9558325	851	20
	36424	561550	9558347	841	20
	36425	561578	9558374	813	20
	36426	560401	9557519	874	70
	36427	560423	9557546	877	110
	36428	560452	9557574	888	70
	36429	560485	9557603	882	130
	36430	560505	9557629	894	160
	36431	560534	9557657	908	410
	36432	560557	9557678	922	390
	36434	560582	9557702	948	160
	36435	560606	9557732	943	170
	36436	560637	9557764	941	140
	36437	560658	9557786	942	70
	36438	560685	9557825	936	40
	36439	560707	9557843	969	90
	36441	560733	9557866	992	80
	36442	560754	9557893	987	80
	36443	560787	9557925	977	40
	36444	560819	9557960	998	30
	36445	560841	9557977	959	60
	36446	560862	9558003	960	30
	36447	560895	9558034	946	30
	36448	560919	9558059	919	20
	36449	560946	9558087	916	5
	36450	560975	9558111	899	5
	36451	560999	9558138	888	20
	36452	561027	9558162	875	5
	36453	561053	9558184	866	5
	36455	561080	9558208	864	60
	36456	561105	9558235	871	60

	36457	561134	9558260	879	10
	36458	561157	9558285	856	10
	36459	561184	9558309	842	5
	36460	561205	9558332	816	10
	36461	561231	9558361	802	20
	36462	561259	9558387	791	5
	36463	561290	9558413	783	20
	36464	561315	9558442	775	10
	36465	561340	9558467	773	20
	36466	561367	9558495	777	20
	36467	561394	9558523	777	5
	36468	561413	9557905	828	40
	36469	561440	9557926	830	10
	36470	561474	9557956	839	10
	36471	561496	9557978	838	10
	36472	561524	9558005	840	20
	36473	561550	9558036	838	30
	36474	561580	9558064	834	40
	36475	561603	9558089	820	30
	36476	561630	9558119	809	20
	36477	561654	9558147	800	10
	36478	561682	9558174	797	10
	36479	561708	9558204	782	10
	36480	561736	9558234	780	10
	36483	560226	9557675	889	70
	36484	560248	9557707	893	120
	36485	560264	9557729	909	100
	36486	560285	9557758	922	130
	36487	560309	9557786	932	150
	36488	560336	9557812	942	200
	36489	560364	9557838	950	340
	36490	560394	9557861	947	1,460
	36491	560421	9557882	952	150
	36492	560452	9557908	918	110
	36493	560480	9557932	906	50
	36494	560504	9557959	900	30
	36495	560530	9557984	904	50
	36496	560551	9558010	915	70
	36497	560577	9558042	910	180
	36498	560607	9558069	898	50
	36499	560629	9558099	901	40
	36500	560654	9558129	893	40
	36501	561496	9558441	798	20
	36502	560461	9557470	867	70
	36503	560488	9557495	875	190
	36504	560516	9557523	880	140
	36505	560543	9557554	877	340
	36506	560569	9557579	888	360
	36507	560596	9557605	900	400
	36508	560625	9557638	904	650
	36509	560651	9557657	920	470
	36510	560680	9557687	926	130
	36511	560706	9557710	933	240
	36512	560731	9557737	944	1,450
	36513	560757	9557759	971	2,860
	36514	560783	9557789	983	1,510
	36515	560805	9557818	991	660
	36516	560829	9557845	984	130
	36517	560855	9557876	997	50
	36518	560880	9557907	999	60
	36519	560904	9557932	967	40

	36520	560929	9557956	946	50
	36521	560948	9557980	923	30
	36522	560971	9558007	911	40
	36523	560996	9558019	878	100
	36524	561021	9558056	868	140
	36525	561048	9558087	849	20
	36526	561067	9558113	847	10
	36527	561094	9558141	835	5
	36528	561115	9558170	838	5
	36530	561148	9558198	830	20
	36531	561169	9558221	841	20
	36533	561197	9558249	846	20
	36534	561225	9558277	840	20
	36535	561251	9558304	815	20
	36536	561269	9558323	784	20
	36537	561306	9558365	793	20
	36538	561321	9558374	771	10
	36539	561344	9558404	767	5
	36541	561375	9558432	773	50
	36542	561396	9558460	776	80
	36543	561423	9558492	778	30
	36544	560343	9557568	866	20
	36545	560368	9557600		40
	36546	560395	9557630	873	30
	36547	560423	9557656	883	60
	36548	560447	9557684	894	110
	36549	560472	9557712	903	240
	36550	560496	9557734	924	360
	36551	560523	9557760	941	440
	36552	560553	9557787	931	260
	36554	560581	9557815	925	170
	36555	560606	9557840	928	230
	36556	560368	9557602	868	150
	36557	560659	9557888	960	90
	36558	560684	9557915	984	120
	36559	560717	9557953	975	160
	36560	560734	9557968	964	80
	36561	560759	9557996	938	70
	36562	560788	9558023	924	50
	36563	560816	9558049	937	40
	36564	560845	9558079	937	30
	36565	560873	9558106	922	20
	36566	560900	9558132	914	20
	36567	560928	9558160	913	30
	36568	560957	9558184	896	10
	36569	560988	9558213	887	10
	36570	561012	9558237	877	20
	36571	561040	9558270	891	10
	36572	561063	9558291	873	20
	36574	561087	9558316	863	10
	36575	561115	9558339	840	10
	36576	561136	9558369	824	20
	36577	561149	9558394	803	20
	36578	561187	9558421	807	5
	36579	561214	9558450	791	5
	36580	561239	9558472	776	5
	36582	561264	9558504	772	30
	36583	561288	9558533	772	40
	36584	561316	9558561	770	20
	36585	561343	9558591	770	20
	36586	560286	9557623	868	30

	36587	560309	9557654	878	60
	36588	560333	9557682	893	60
	36589	560357	9557711	901	70
	36590	560384	9557740	905	140
	36591	560406	9557761	930	220
	36592	560430	9557792	939	390
	36593	560458	9557822	935	230
	36594	560486	9557850	926	70
	36595	560510	9557874	916	60
	36596	560534	9557899	903	130
	36597	560562	9557925	917	40
	36598	560586	9557951	924	170
	36599	560607	9557976	937	220
	36600	560648	9558012	945	110
	36601	560669	9558033	941	60
	36602	560693	9558060	938	50
	36603	560724	9558080	915	30
	36604	560749	9558116	911	30
	36605	560770	9558125		10
	36606	560790	9558165		10
	36607	560811	9558195	904	5
	36609	560848	9558230	893	10
	36610	560875	9558250		10
	36611	560906	9558282	881	10
	36612	560929	9558307	884	10
	36613	560954	9558340	894	20
	36614	560982	9558365	884	10
	36616	561001	9558388	850	10
	36617	561022	9558417	836	10
	36618	561050	9558450	837	20
	36619	561075	9558480		10
	36620	561100	9558509	811	10
	36621	561116	9558533	798	20
	36622	561139	9558568	782	5
	36623	561168	9558591	771	10
	36624	561220	9558656		10
	36625	561195	9558623	766	10
	36626	561245	9558679	755	20
	36627	559994	9557872	863	10
	36628	560020	9557897	881	10
	36629	560048	9557926	889	5
	36630	560075	9557947	923	10
	36631	560097	9557972	936	20
	36632	560120	9557997	940	30
	36633	560150	9558023	959	40
	36634	560176	9558051	954	40
	36635	560198	9558071	936	50
	36636	560223	9558094	912	50
	36637	560250	9558115	919	50
	36638	560275	9558146	893	50
	36639	560300	9558168	860	100
	36640	560351	9558226	868	130
	36641	560352	9558227	870	230
	36642	560376	9558248	864	40
	36643	560400	9558276	845	30
	36644	560430	9558301	831	40
	36645	560456	9558326	824	20
	36647	560480	9558347	815	20
	36648	560507	9558378	795	20
	36649	560416	9558400	820	20
	36650	560392	9558374	836	20

	36651	560362	9558343	822	120
	36652	560338	9558314	838	20
	36653	560301	9558283	824	30
	36654	560285	9558252	824	30
	36655	560256	9558227	840	100
	36656	560231	9558199	850	30
	36657	560205	9558170	851	20
	36658	560174	9558160	896	40
	36659	560158	9558135	916	20
	36660	560131	9558111	940	20
	36661	560108	9558083	949	20
	36662	560078	9558054	938	5
	36663	560050	9558028	934	20
	36664	560023	9557998	927	5
	36665	559996	9557972	920	20
	36666	559968	9557942	918	30
	36667	559940	9557916	913	20
	36668	559769	9558063	858	10
	36669	559797	9558089	846	10
	36670	559822	9558119	854	10
	36671	559855	9558143	827	10
	36672	559878	9558173	839	20
	36673	559907	9558200	839	20
	36674	559931	9558231	851	40
	36675	559961	9558255	847	40
	36676	559988	9558288	860	30
	36677	560014	9558312	840	20
	36678	560042	9558337	824	20
	36680	560068	9558364	824	10
	36681	560095	9558390	804	20
	36683	560120	9558422	810	10
	36684	561192	9556794	823	30
	36685	561220	9556821	832	110
	36686	561249	9556850	833	80
	36687	561274	9556876	840	30
	36688	561300	9556897	861	1,010
	36689	561322	9556923	879	100
	36690	561349	9556952	878	60
	36692	561371	9556975	911	190
	36693	561403	9557014	939	90
	36694	561428	9557028	935	130
	36695	561456	9557059	939	300
	36696	561481	9557082	940	770
	36697	561569	9557158	932	170
	36698	561595	9557179	914	390
	36699	561618	9557201	892	120
	36700	561649	9557234	898	50
	36701	560676	9558153	885	20
	36702	560704	9558188	845	10
	36703	560726	9558221	843	10
	36704	560743	9558227	840	10
	36705	560771	9558261	854	10
	36706	560797	9558282	852	10
	36707	560828	9558298	857	5
	36708	560852	9558335	842	20
	36709	560881	9558354	860	30
	36710	560903	9558384	866	10
	36712	560936	9558410	872	30
	36713	560960	9558438	848	20
	36714	560987	9558468	842	20
	36715	560167	9557725	890	40

	36716	560194	9557750	901	40
	36717	560219	9557772	925	50
	36718	560247	9557803	925	50
	36719	560267	9557869	964	130
	36720	560299	9557859	939	120
	36721	560329	9557886	936	120
	36723	560355	9557913	938	130
	36724	560381	9557944	930	80
	36725	560408	9557972	920	70
	36726	560432	9558014	935	80
	36727	560468	9558025	906	70
	36729	560488	9558052	890	50
	36730	560516	9558077	890	40
	36731	560543	9558104	885	40
	36732	560571	9558132	880	20
	36733	560607	9558155	877	10
	36734	560624	9558187	874	20
	36735	560647	9558217	881	5
	36736	560679	9558243	855	5
	36737	560696	9558270	845	5
	36738	560722	9558303	847	5
	36739	560750	9558325		5
	36740	560778	9558351	814	60
	36741	560798	9558388	836	5
	36742	560819	9558414	837	5
	36743	560844	9558452	847	5
	36744	560864	9558474	818	5
	36745	560889	9558497	835	5
	36746	560911	9558535	821	5
	36747	560933	9558565	818	5
	36748	559626	9558014	881	5
	36749	559852	9558037	877	5
	36750	559879	9558071	873	20
	36751	560051	9557825	870	30
	36752	560083	9557856	877	20
	36753	560117	9557880	895	70
	36754	560142	9557900	902	20
	36755	560165	9557926	905	30
	36756	560192	9557951	920	50
	36757	560223	9557974	932	40
	36758	560254	9557998	925	100
	36759	560277	9558021	915	90
	36761	560304	9558044	900	40
	36762	560332	9558074	903	90
	36763	560361	9558096	902	60
	36764	560391	9558118	890	50
	36765	560419	9558142	881	50
	36766	560451	9558169	867	40
	36767	560476	9558190	849	30
	36768	560492	9558213	845	30
	36769	560531	9558233	834	10
	36770	560558	9558258	843	20
	36771	560584	9558288	840	20
	36772	560610	9558311	827	20
	36773	560637	9558341	821	10
	36774	560664	9558365	812	10
	36775	559717	9558107	811	20
	36776	559742	9558136	811	20
	36777	559770	9558159	811	20
	36778	559796	9558182		20
	36779	559825	9558210		20

	36780	559856	9558236	836	30
	36781	559881	9558261	837	40
	36782	559909	9558291	844	10
	36783	559941	9558323	828	20
	36784	559963	9558346	828	20
	36785	559990	9558372	820	20
	36786	560020	9558397	814	10
	36788	560044	9558423	797	10
	36789	560072	9558452		20
	36790	561137	9556841	818	30
	36791	561166	9556869	819	40
	36792	561193	9556896	825	30
	36793	559797	9558182	820	30
	36795	561239	9556949	857	40
	36796	561264	9556975	874	80
	36797	561289	9557001	892	50
	36798	561312	9557026	909	100
	36799	561336	9557054	923	90
	36800	561366	9557084	917	100
	36801	560107	9557777	886	40
	36802	560141	9557800	904	480
	36803	560158	9557825	913	380
	36804	560192	9557864	926	80
	36805	560217	9557893	882	60
	36806	560238	9557909	931	90
	36807	560262	9557932	937	80
	36808	560290	9557964	935	70
	36809	560321	9557993	927	50
	36810	560349	9558019	921	20
	36811	560376	9558052	914	6,230
	36812	560405	9558066	920	20
	36813	560432	9558096	886	60
	36814	560451	9558118	866	20
	36815	560478	9558142	854	30
	36816	560500	9558160		80
	36817	560530	9558190		50
	36818	560559	9558220	859	30
	36819	560591	9558241	856	20
	36820	560618	9558275	856	20
	36821	560646	9558291	834	5
	36822	560680	9558312		5
	36823	560695	9558335		20
	36824	560727	9558361	814	30
	36825	560760	9558393	807	5
	36826	560786	9558419	815	5
	36827	559666	9558155	781	180
	36828	559683	9558188	796	20
	36829	559713	9558218	773	10
	36830	559736	9558245	798	10
	36831	559760	9558270	801	5
	36832	559784	9558293	802	5
	36833	559815	9558326	815	30
	36835	559847	9558355	819	5
	36836	559867	9558386	803	20
	36837	559891	9558419	804	5
	36839	559916	9558443	799	5
	36840	559950	9558472	811	5
	36844	561674	9557256	876	40
	36845	561299	9556687	881	20
	36846	561327	9556713	882	20
	36847	561349	9556738	901	20

	36848	561375	9556762	921	40
	36849	561406	9556787	914	40
	36850	561474	9556832		100
	36851	559902	9558098	873	20
	36852	559932	9558129	865	10
	36853	559958	9558157	870	10
	36854	559992	9558186	868	10
	36855	560013	9558214	879	20
	36856	560041	9558243	880	30
	36857	560067	9558272	868	20
	36858	560092	9558295	844	20
	36859	560115	9558326	842	30
	36860	560144	9558351	828	10
	36861	560169	9558377	815	20
	36862	560195	9558407	807	10
	36863	560219	9558436	800	10
	36864	560254	9558331	799	20
	36865	560230	9558307	824	20
	36866	560275	9558356	785	10
	36867	560209	9558286	844	20
	36868	560182	9558262	868	20
	36869	560158	9558239	881	30
	36870	560135	9558211	900	20
	36871	560106	9558188	906	30
	36872	560076	9558169	917	30
	36873	560045	9558132	914	20
	36874	560018	9558109	915	40
	36876	559989	9558077	903	20
	36877	559965	9558050	896	10
	36879	559915	9557990	900	20
	36880	559880	9557967	909	20
	36882	561394	9557109	898	350
	36883	561418	9557136	892	140
	36884	561445	9557167	900	70
	36885	561471	9557195	929	280
	36886	561496	9557223	920	160
	36887	561521	9557253		160
	36888	561542	9557279	893	130
	36889	561564	9557304	875	150
	36890	561588	9557330		3,220
	36891	561613	9557361	857	160
	36892	561638	9557390	857	40
	36893	561665	9557421	842	20
	36895	561687	9557452	828	30
	36896	561629	9556908	898	100
	36897	561658	9556934	900	70
	36898	561682	9556961	889	90
	36899	561718	9556990	873	50
	36900	561739	9557012	856	50
	36901	561716	9557480	827	40
	36902	561741	9557509	819	40
	36903	561769	9557538	818	40
	36905	561792	9557567	830	210
	36906	561815	9557597	840	40
	36907	561845	9557626	836	30
	36908	561871	9557654	833	40
	36909	561894	9557687	820	30
	36910	561946	9557742	813	20
	36911	561946	9557742	813	20
	36912	561971	9557773	806	5
	36913	561998	9557803	803	5

	36914	562023	9557832	800	50
	36915	562051	9557858	804	20
	36916	562080	9557889		20
	36917	562105	9557922	797	5
	36918	561701	9557283	865	40
	36919	561730	9557312	864	20
	36920	561755	9557338	847	30
	36921	561783	9557367	847	20
	36922	561810	9557394	832	20
	36923	561838	9557422	832	30
	36924	561862	9557442	814	30
	36925	561894	9557474	815	30
	36926	561920	9557504	830	30
	36927	561947	9557532	833	30
	36928	561973	9557560	833	20
	36929	561999	9557589	828	20
	36930	562026	9557621	822	20
	36931	562052	9557647	820	60
	36932	562075	9557675	819	80
	36934	562106	9557706	819	50
	36935	562130	9557734	816	30
	36936	562160	9557762	816	80
	36937	562187	9557790	806	190
	36938	562215	9557818	803	40
	36939	561349	9556637	877	40
	36940	561378	9556665	884	30
	36941	561404	9556692	891	5
	36942	561426	9556717	909	60
	36943	561458	9556743	900	20
	36945	561487	9556769	901	40
	36946	561517	9556795	903	40
	36947	561547	9556821	904	60
	36948	561575	9556849	904	100
	36949	561607	9556876	905	200
	36950	561473	9556667	919	50
	36951	561492	9556862	931	150
	36952	561528	9556894		4,530
	36953	561578	9556936		120
	36954	561609	9556962	925	160
	36955	561636	9556985	908	510
	36956	561662	9557006	900	110
	36957	561694	9557034	879	90
	36958	561721	9557059	867	60
	36959	561751	9557085	863	30
	36960	561779	9557112	860	30
	36961	561808	9557137	853	20
	36964	561837	9557162	832	20
	36965	561863	9557185	826	20
	36966	561893	9557212	819	20
	36967	561921	9557236	810	20
	36968	561954	9557260	811	40
	36969	561982	9557287	811	30
	36970	562010	9557316	814	20
	36971	562036	9557341	825	20
	36972	562065	9557368	827	20
	36973	562091	9557392	818	20
	36974	561234	9556733	852	20
	36975	561257	9556754	862	20
	36976	561270	9556769	862	150
	36977	561302	9556801	873	50
	36978	561329	9556824	869	80

	36979	561361	9556878	913	50
	36980	561368	9556885	913	90
	36981	561394	9556910	912	500
	36982	561548	9557050		1,750
	36983	561425	9556945	929	150
	36984	561622	9557141	907	120
	36985	561650	9557173	910	950
	36986	561678	9557192	880	70
	36987	561702	9557217	865	30
	36988	561729	9557248	866	30
	36989	561755	9557275	854	30
	36990	561786	9557301	847	20
	36992	561813	9557329	845	30
	36993	561840	9557357	830	50
	36994	561868	9557381	824	20
	36995	561895	9557406	818	50
	36996	561927	9557437	816	20
	36997	561950	9557465		30
	36998	562025	9557530		30
	36999	562050	9557555		40
	37000	562075	9557580		30
	37001	561400	9556586	906	30
	37003	561422	9556612	924	40
	37004	561447	9556638	922	50
	37005	561764	9557040	852	30
	37006	561793	9557066	861	30
	37007	561820	9557095	855	20
	37009	561846	9557120	851	20
	37010	561873	9557146	833	20
	37011	561900	9557173	822	20
	37012	561929	9557201	819	10
	37013	561958	9557230	816	5
	37014	562009	9557283	808	20
	37015	562040	9557306	827	20
	37016	562100	9557280		20
	37017	562119	9557307	831	40
	37018	562150	9557330	819	30
	37019	562178	9557355	808	20
	37020	562208	9557383	805	40
	37021	562240	9557400		50
	37022	562265	9557425		30
	37023	562295	9557459	816	30
	37024	562322	9557485	817	60
	37025	562352	9557513	818	140
	37026	562381	9557539	819	90
	37027	562410	9557565	817	40
	37028	562441	9557594	815	40
	37029	562067	9557335	830	20
	37030	562094	9557360	821	20
	37031	562124	9557388	817	30
	37032	562152	9557414		30
	37033	562178	9557442	806	30
	37034	562212	9557465		20
	37035	562238	9557496	816	60
	37036	562265	9557520	812	30
	37037	562293	9557547	813	40
	37038	562323	9557572	811	50
	37039	562351	9557601	810	100
	37040	562380	9557628	810	30
	37041	562408	9557657	811	40
	37042	561501	9556482	909	50

	37043	561524	9556507	901	200
	37044	561554	9556534	904	50
	37045	561576	9556559	908	40
	37046	561609	9556595	918	50
	37047	561636	9556621	917	100
	37049	561662	9556648	912	120
	37050	561690	9556674	915	120
	37051	562111	9557636	815	50
	37052	562139	9557661	816	30
	37053	562167	9557689	816	60
	37054	562198	9557716	804	70
	37055	562225	9557744	807	110
	37056	562255	9557771	801	120
	37057	562119	9557420	813	30
	37058	562146	9557447	810	20
	37059	562160	9557470		40
	37060	562202	9557500	811	70
	37061	562228	9557527	812	40
	37062	562259	9557556	812	40
	37063	562289	9557582	807	40
	37064	562318	9557609	808	30
	37065	562345	9557637	810	30
	37066	562373	9557665	810	30
	37067	561503	9556690	920	30
	37069	561528	9556720	884	20
	37070	561586	9556780		30
	37071	561560	9556745	890	50
	37072	561616	9556796	890	20
	37073	561647	9556820	880	20
	37075	561672	9556856	871	70
	37076	561702	9556874	867	50
	37077	561732	9556899	869	30
	37078	561759	9556928	863	40
	37079	561785	9556952	828	20
	37080	561809	9556983		40
	37081	561833	9557002	841	20
	37082	561860	9557030		40
	37083	561887	9557060	845	20
	37084	561910	9557080		30
	37085	561939	9557116	838	10
	37086	561964	9557145	830	5
	37087	561987	9557170	827	20
	37088	562016	9557199	806	20
	37089	562044	9557232	806	20
	37090	562066	9557255	817	40
	37092	561449	9556537	940	110
	37093	561474	9556567	934	50
	37094	561505	9556592	931	40
	37095	561531	9556612	918	30
	37096	561558	9556640	904	30
	37097	561588	9556670	896	30
	37098	561616	9556690	896	40
	37099	561640	9556712	896	60
	37100	561673	9556745	888	50
	37101	561699	9556769	876	60
	37102	561730	9556788	860	80
	37103	561759	9556829	887	40
	37105	561787	9556844	858	40
	37106	561821	9556869	852	40
	37107	561840	9556898	838	30
	37108	561870	9556921		20

37109	561898	9556944	829	20
37110	561925	9556972	810	20
37111	561960	9556991	808	40
37112	561996	9557017		20
37113	562013	9557048	821	5
37114	562043	9557073	826	10
37115	562074	9557098	818	5
37116	562098	9557120	804	5
37118	562126	9557147	807	50
37119	562154	9557173	815	30
37120	562179	9557194	838	50
37121	562210	9557220	836	90
37122	562238	9557247	824	50
37123	562266	9557270	808	30
37124	562293	9557294	799	50
37125	562322	9557316	810	30
37126	562354	9557344	796	50
37127	562383	9557366	809	50
37128	562416	9557392	808	50
37129	562445	9557415	804	20
37130	562476	9557440	807	70
37131	562505	9557465	810	30
37132	562535	9557490	815	60
37133	561560	9556441	889	70
37134	561589	9556467	900	80
37135	561609	9556487	915	2,830
37136	561646	9556513	924	30
37137	561673	9556540	920	150
37138	561701	9556566	930	200
37139	561724	9556591	954	230
37140	561756	9556616	962	290
37142	561781	9556638	946	390
37143	561807	9556665	935	1,060
37144	561833	9556685	921	70
37145	561862	9556716	905	680
37146	561887	9556740	884	80
37147	561912	9556765	869	150
37148	561939	9556790	856	80
37149	561966	9556815	846	60
37150	561993	9556847	848	50
37151	562022	9556872	831	50
37152	562044	9556898	812	30
37153	562074	9556923	813	20
37154	562103	9556950	804	30
37155	562133	9556979	809	10
37156	562165	9557000		20
37157	562191	9557029	799	20
37158	562224	9557060	796	30
37159	562255	9557080		30
37161	562280	9557110		20
37163	562315	9557138		30
37164	562376	9557197	793	20
37165	562398	9557214	797	20
37166	562434	9557242	800	30
37167	562461	9557270	798	20
37168	562486	9557293	799	20
37169	562516	9557320	801	20
37170	562544	9557345	801	20
37171	562573	9557372	806	20
37172	562603	9557398	809	30
37173	562633	9557424	809	20

	37174	562315	9557237	794	30
	37175	562289	9557210	804	20
	37176	562262	9557186	822	30
	37177	562226	9557151	820	40
	37178	562344	9557265	794	20
	37179	562372	9557286	812	40
	37180	562400	9557313	805	20
	37181	562430	9557337	803	20
	37182	562458	9557365	802	40
	37183	562492	9557391	805	30
	37185	562521	9557413	805	30
	37186	562555	9557435	812	30
	37187	562583	9557459	813	30
	37188	561686	9556344	782	70
	37189	561708	9556366	784	80
	37190	561740	9556396	782	190
	37191	561756	9556407	805	680
	37192	561781	9556432		810
	37193	561805	9556450	844	440
	37194	561834	9556477	867	260
	37195	561864	9556503		200
	37196	561891	9556526	872	210
	37197	561909	9556548	867	270
	37198	561938	9556588	846	240
	37199	561956	9556597	923	690
	37200	561987	9556624	919	140
	37201	561716	9556702	906	110
	37203	561743	9556733	900	170
	37204	561769	9556751	876	60
	37205	561799	9556784	878	60
	37206	561824	9556806		40
	37207	561859	9556831	855	30
	37208	561891	9556853	851	30
	37209	561916	9556887	816	40
	37210	561946	9556904	822	50
	37211	561975	9556927	829	5
	37212	562004	9556954	825	5
	37213	562034	9556978	815	10
	37214	562068	9557005	798	5
	37215	562094	9557026	813	5
	37216	562122	9557053	812	5
	37217	562149	9557077	797	100
	37218	562177	9557103	807	20
	37219	562206	9557131	807	20
	37220	561619	9556388	891	90
	37221	561648	9556412	903	80
	37222	561680	9556440		90
	37223	561710	9556460		130
	37224	561740	9556490		290
	37225	561765	9556515		680
	37226	561795	9556545		570
	37227	561815	9556567		640
	37228	561835	9556580		230
	37229	561862	9556604	792	430
	37230	561887	9556624	794	320
	37231	561912	9556647	799	150
	37232	561939	9556672	800	110
	37233	561967	9556696	802	100
	37234	561993	9556721	803	70
	37235	562021	9556746	803	260
	37236	562052	9556772	801	60

	37238	562086	9556803	801	10
	37239	562108	9556830	789	10
	37240	562138	9556852	792	10
	37241	562164	9556877	803	10
	37242	562208	9556835	880	40
	37243	562236	9556861	872	10
	37244	562266	9556887	861	20
	37245	562293	9556914	844	20
	37247	562321	9556940	871	20
	37248	562349	9556967	842	5
	37249	562378	9556993	837	10
	37250	562406	9557019	822	30
	37251	562436	9557045	815	20
	37253	562463	9557074	813	30
	37254	562491	9557102	794	30
	37255	562525	9557134	792	30
	37256	562547	9557152	806	40
	37257	562579	9557181	805	30
	37258	562603	9557207	811	20
	37259	562628	9557237	803	20
	37260	562659	9557264	788	20
	37261	562688	9557291	792	10
	37262	562714	9557322	800	20
	37263	562029	9556576	870	100
	37264	562006	9556551	888	120
	37265	561977	9556529	913	230
	37267	561957	9556503	934	120
	37268	561939	9556480	962	120
	37269	561904	9556455	975	240
	37270	561880	9556426	979	150
	37271	561852	9556396		600
	37272	561817	9556368		370
	37273	561796	9556340		500
	37274	561733	9556286	862	190
	37275	562055	9556600	859	80
	37276	560574	9557363	851	60
	37277	562473	9555626	718	60
	37278	562140	9556680		40
	37279	562176	9556704		30
	37280	562192	9556735	829	20
	37281	562220	9556762	833	40
	37282	562247	9556791	836	20
	37283	562276	9556816		20
	37284	562304	9556840		20
	37285	562336	9556868		30
	37286	562360	9556892		10
	37287	562390	9556920		30
	37288	562531	9557272	834	30
	37289	562559	9557299	825	20
	37290	562588	9557324	812	20
	37292	562618	9557351	819	30
	37293	562648	9557374	848	20
	37294	562420	9556948		20
	37295	562452	9556976		30
	37296	562480	9557006		20
	37297	562510	9557036		20
	37298	562535	9557064		20
	37299	562566	9557092		60
	37300	562618	9557144		20
	37301	562012	9556648		130
	37302	562039	9556672	848	180

	37303	562066	9556701	915	70
	37304	562095	9556725	903	30
	37305	562122	9556755	888	70
	37306	562149	9556780	881	10
	37307	562178	9556808	880	10
	37308	562193	9556903	815	20
	37309	562219	9556930	818	10
	37311	562245	9556961	801	20
	37312	562272	9556987	791	20
	37313	562299	9557016	790	10
	37314	562324	9557045	811	20
	37315	562351	9557073	814	30
	37316	562374	9557101	822	20
	37317	562392	9557124	825	40
	37318	562425	9557150		40
	37319	562455	9557180		30
	37320	562480	9557210		40
	37321	562504	9557245	829	20
	37322	562189	9555896	786	20
	37323	562210	9555924	819	20
	37324	562239	9555948	816	20
	37325	562265	9555974	838	30
	37326	562290	9555998	851	50
	37327	562314	9556020	865	50
	37328	562339	9556047	879	50
	37329	562368	9556077	889	50
	37330	562393	9556101	865	40
	37331	562416	9556131	862	40
	37332	562439	9556155	842	40
	37333	562466	9556181	827	40
	37335	562491	9556209	819	60
	37336	562518	9556238	818	40
	37337	562544	9556264	809	40
	37338	562571	9556294	806	50
	37339	562599	9556320	797	30
	37340	562626	9556348	792	20
	37341	562652	9556375	786	20
	37342	562678	9556401	780	10
	37343	562706	9556426	792	10
	37344	562734	9556452	804	5
	37345	562765	9556479	806	20
	37346	562791	9556507	805	20
	37347	562820	9556534	796	10
	37349	562846	9556559	793	10
	37350	562874	9556586	809	20
	37352	561789	9556240	883	50
	37353	561765	9556315		50
	37354	561843	9556296		70
	37355	561882	9556316		100
	37356	561907	9556343		100
	37357	561964	9556403		50
	37358	561990	9556434		120
	37360	562016	9556456		90
	37361	562040	9556480		90
	37362	562068	9556506		70
	37363	562092	9556528		60
	37364	562116	9556550		70
	37365	562140	9556573		50
	37366	562165	9556610		70
	37367	562195	9556640		90
	37368	562225	9556670		30

	37369	562238	9556667		170
	37370	562260	9556688		20
	37371	562284	9556712		20
	37373	562365	9556810		5
	37374	562395	9556840		10
	37375	562420	9556865		20
	37376	562450	9556895		20
	37377	562480	9556925		10
	37378	562510	9556950		10
	37379	562535	9556980		10
	37380	562565	9557010		10
	37381	562510	9557035		10
	37382	562620	9557065		10
	37383	562650	9557095		20
	37384	561844	9556190	887	40
	37385	561815	9556270		50
	37386	561892	9556236		50
	37387	561918	9556264		30
	37388	561950	9556294		30
	37389	561980	9556322		30
	37390	562012	9556350		40
	37391	562040	9556380		40
	37392	562066	9556404		50
	37393	562088	9556428		50
	37394	562112	9556448		40
	37395	562140	9556467		40
	37396	562170	9556504		50
	37397	562199	9556528		100
	37398	562228	9556556		60
	37399	562256	9556584		80
	37400	562280	9556608		990
	37401	562648	9557170		20
	37402	562676	9557195		20
	37403	562708	9557224		20
	37404	562736	9557252		20
	37405	562766	9557280		40
	37406	561902	9556137	883	40
	37407	561870	9556220		60
	37408	561950	9556185	923	40
	37409	561973	9556214	922	30
	37410	562007	9556240	932	60
	37411	562038	9556267	931	60
	37412	562061	9556295	942	40
	37413	562088	9556323	932	40
	37414	562115	9556350	924	40
	37415	562138	9556376	902	70
	37416	562166	9556400	887	30
	37417	562188	9556434	884	40
	37418	562216	9556454	866	20
	37419	562242	9556485	877	40
	37420	562269	9556513	881	40
	37421	562298	9556541	875	50
	37422	562328	9556565	859	40
	37423	562351	9556592	851	20
	37424	562378	9556620	839	10
	37425	562405	9556641	826	10
	37427	562440	9556668		10
	37428	562462	9556695		5
	37429	562492	9556720		10
	37430	562520	9556742		10
	37431	562546	9556772		20

	37433	562570	9556800		20
	37434	562596	9556824		50
	37435	562622	9556850		30
	37436	562648	9556876		10
	37437	562675	9556902		30
	37439	562700	9556928		5
	37440	562428	9556344	844	260
	37441	562404	9556320	860	80
	37442	562378	9556298	882	70
	37443	562348	9556270	887	50
	37444	562325	9556250	921	40
	37445	562298	9556222	927	30
	37446	562268	9556191	930	60
	37447	562241	9556167	937	40
	37448	562213	9556138	917	20
	37449	562187	9556113	907	30
	37450	562163	9556090	881	30
	37451	562140	9556067	865	30
	37452	562118	9556045	837	30
	37453	562089	9556012	836	30
	37460	562592	9556494	794	10
	37461	562618	9556520	794	10
	37462	562644	9556544	808	5
	37463	562675	9556571	817	10
	37464	562703	9556597	817	20
	37465	562730	9556624	808	10
	37466	562756	9556651	811	20
	37467	562783	9556677	824	10
	37468	562810	9556702	823	20
	37469	562839	9556726	803	10
	37470	562871	9556755	824	5
	37471	562258	9555856		20
	37473	562273	9555872	775	20
	37474	562301	9555897	789	10
	37475	562327	9555916	807	20
	37476	562349	9555944	821	20
	37477	562375	9555972	829	20
	37478	562401	9555998	840	20
	37479	562426	9556022	857	30
	37480	562455	9556048	864	30
	37481	562480	9556076	871	40
	37482	562505	9556100	859	20
	37483	562530	9556126	841	60
	37484	562556	9556152	826	40
	37485	562581	9556179	812	20
	37486	562610	9556208	811	10
	37487	562637	9556236	803	10
	37489	562664	9556265	796	20
	37490	562692	9556292	789	20
	37491	562715	9556322	787	70
	37492	562738	9556343	778	5
	37493	562770	9556375	782	5
	37494	562796	9556402	789	5
	37495	562823	9556432	795	5
	37496	562851	9556461	788	5
	37497	562110	9555950		10
	37498	562153	9555969	831	20
	37499	562180	9555994	847	20
	37501	562308	9556634		40
	37502	562332	9556660		30
	37503	562363	9556677		10

	37504	562360	9556704		20
	37506	562375	9556720		5
	37507	562400	9556745		5
	37508	562425	9556770		50
	37509	562455	9556800		20
	37510	562484	9556829		10
	37511	562515	9556855		20
	37512	562540	9556885		20
	37513	562595	9557035		20
	37514	562570	9556915		30
	37515	562600	9556940		30
	37516	561962	9556090	858	20
	37517	561987	9556116	871	20
	37518	562018	9556138	875	50
	37519	562047	9556167	878	40
	37520	562073	9556194	891	30
	37521	562103	9556225	891	40
	37522	562129	9556250	904	60
	37523	562154	9556272	926	50
	37524	562183	9556302	927	30
	37525	562208	9556328	914	40
	37526	562232	9556355	898	30
	37527	562256	9556379	889	50
	37528	562283	9556408	898	40
	37529	562313	9556435	889	50
	37531	562337	9556457	882	50
	37532	562363	9556486	865	30
	37533	562389	9556508	850	30
	37534	562414	9556535	832	20
	37535	562440	9556562	819	20
	37536	562467	9556587	806	20
	37537	562494	9556614	813	20
	37538	562521	9556642	811	10
	37540	562550	9556670		5
	37541	562578	9556697	796	5
	37542	562604	9556722	804	20
	37543	562632	9556750	805	5
	37544	562660	9556775	803	10
	37545	562689	9556804	802	5
	37546	562713	9556831	808	10
	37547	562741	9556855	822	10
	37548	562771	9556882	824	10
	37549	562010	9556046	821	20
	37550	562037	9556070	815	30
	37552	562068	9556096	843	30
	37553	562103	9556119	839	30
	37554	562124	9556140	868	20
	37555	562149	9556163	891	40
	37556	562174	9556185	911	40
	37557	562202	9556208	929	60
	37558	562230	9556234	937	40
	37559	562259	9556261	924	100
	37560	562286	9556286	909	70
	37561	562316	9556311	908	100
	37563	562342	9556335	886	80
	37564	562364	9556356	869	130
	37565	562384	9556376	843	60
	37566	562415	9556402	824	50
	37567	562444	9556429	823	50
	37568	562472	9556456	820	80
	37569	562500	9556484	812	60

	37570	562529	9556519	797	20
	37571	562552	9556540	792	70
	37572	562586	9556562	800	5
	37573	562603	9556588	799	5
	37574	562631	9556617	806	20
	37575	562661	9556645	801	5
	37576	562687	9556673	804	10
	37577	562714	9556699	815	90
	37578	562740	9556727	825	10
	37579	562769	9556753	820	20
	37580	562796	9556781	814	30
	37582	562823	9556807	819	5
	37583	562897	9556609	825	10
	37584	562925	9556634	841	60
	37585	562954	9556664	816	10
	37586	562981	9556690	819	10
	37587	562360	9555735	735	5
	37588	562389	9555761	735	10
	37589	562403	9555772	732	30
	37590	562443	9555814	728	40
	37591	562473	9555836	742	10
	37592	562507	9555865	745	10
	37593	562533	9555887	752	10
	37594	562562	9555914	763	40
	37595	562589	9555940	763	10
	37596	562620	9555964	776	10
	37597	562650	9555988	779	10
	37598	562679	9556015	790	20
	37599	562705	9556042	790	20
	37600	562738	9556069	787	5
	37601	562209	9556017	852	40
	37602	562229	9556042	879	50
	37603	562255	9556065	877	40
	37604	562278	9556094	912	30
	37605	562306	9556120	924	50
	37607	562334	9556146	898	40
	37608	562362	9556173	899	30
	37609	562388	9556197	873	10
	37610	562413	9556219	858	320
	37611	562439	9556243	845	70
	37612	562468	9556270	838	60
	37613	562496	9556295	819	90
	37614	562521	9556323	815	30
	37615	562549	9556348	808	30
	37616	562575	9556375	790	20
	37617	562602	9556399	786	30
	37618	562628	9556427	781	40
	37620	562655	9556455	787	20
	37621	562678	9556481	793	20
	37622	562704	9556509	808	20
	37623	562732	9556537	811	5
	37624	562759	9556565	807	10
	37625	562787	9556592	800	20
	37626	562813	9556619	810	10
	37627	562838	9556645	822	10
	37628	562864	9556673	821	10
	37629	562889	9556701	813	10
	37630	562916	9556728	797	5
	37631	562878	9556488	789	5
	37632	562908	9556518		5
	37633	562765	9556095	781	70

	37634	562790	9556120	762	5
	37635	562825	9556154	753	10
	37636	562847	9556168	766	10
	37637	563012	9556326	775	20
	37638	562898	9556220	784	10
	37639	562928	9556246	790	10
	37640	562955	9556273	796	20
	37642	562983	9556298	795	10
	37643	563011	9556325	797	20
	37644	563042	9556351	800	30
	37645	563073	9556377	800	30
	37646	562416	9555682	718	20
	37647	562448	9555707	722	10
	37648	562467	9555730	726	5
	37649	562499	9555761	719	5
	37650	562524	9555791	723	5
	37651	562552	9555819	721	5
	37652	562581	9555842	729	10
	37653	562609	9555870	729	10
	37654	562641	9555894	737	10
	37655	562665	9555922	736	5
	37656	562692	9555956		5
	37657	559632	9558128	782	10
	37658	559608	9558106	825	5
	37659	559579	9558080	818	5
	37661	559552	9558051	821	10
	37662	559523	9558024	827	20
	37663	559499	9557999	853	20
	37664	559471	9557971	854	20
	37665	559443	9557944	850	20
	37666	559418	9557919	895	20
	37667	559391	9557894	892	30
	37668	559362	9557866	883	20
	37669	559335	9557837	874	20
	37670	559310	9557810	866	20
	37671	559282	9557782	863	20
	37672	559254	9557753	864	20
	37674	559226	9557726	863	20
	37675	559199	9557698	870	10
	37676	559172	9557671	860	20
	37677	559147	9557644	845	10
	37678	559121	9557618	829	10
	37680	559096	9557591	814	20
	37681	559098	9557532		10
	37682	559047	9557534	793	20
	37683	559027	9557511	786	5
	37684	559000	9557484		5
	37685	559690	9558081	819	30
	37686	559663	9558054	821	20
	37687	559634	9558025	819	20
	37688	559611	9558001	839	20
	37689	559585	9557975	857	30
	37690	559563	9557956	902	10
	37691	559539	9557929	907	10
	37692	559507	9557900	907	30
	37693	559477	9557869	906	20
	37694	559453	9557847	905	30
	37695	559425	9557819	933	40
	37696	559399	9557794	921	40
	37697	559370	9557768	909	50
	37698	559342	9557742	903	40

	37699	559316	9557716	896	40
	37700	559286	9557689	890	20
	37701	562297	9555788	736	20
	37702	562328	9555817	746	5
	37703	562358	9555846	751	10
	37704	562382	9555870	756	10
	37705	562407	9555898	760	70
	37706	562438	9555926	774	20
	37707	562463	9555952	793	20
	37708	562489	9555979	810	20
	37709	562517	9556005	819	30
	37710	562545	9556034	832	40
	37711	562572	9556058	837	30
	37712	562600	9556086	828	20
	37713	562625	9556110	813	20
	37714	562654	9556138	804	20
	37716	562683	9556165	801	10
	37717	562710	9556190	801	10
	37718	562739	9556219	780	20
	37719	562767	9556245	771	10
	37720	562825	9556294	760	20
	37721	562857	9556316	771	10
	37722	562881	9556343	778	10
	37723	562911	9556369	784	10
	37724	562937	9556396	787	10
	37725	562963	9556422	787	5
	37726	562989	9556446	796	5
	37727	562444	9555651	714	20
	37728	562474	9555682	720	30
	37729	562502	9555707	726	20
	37730	562558	9555716	715	20
	37731	562583	9555731	708	20
	37733	562607	9555761	712	10
	37734	562638	9555788	707	5
	37735	562666	9555814	715	30
	37737	562696	9555841	717	20
	37738	562718	9555866	723	20
	37739	562756	9555895		20
	37740	562776	9555919	736	20
	37741	562803	9555945	748	20
	37742	562834	9555974	747	20
	37743	562741	9555986	748	10
	37744	562757	9556000	753	10
	37745	562783	9556024	756	20
	37746	562809	9556052		5
	37747	562855	9556096	742	20
	37748	562866	9556107	767	20
	37749	562894	9556130	769	20
	37750	562922	9556158	776	20
	37751	562953	9556189	778	20
	37752	562980	9556213	785	20
	37753	563008	9556241	795	10
	37754	563035	9556269	799	20
	37755	563061	9556294	805	30
	37756	563092	9556322	808	20
	37757	563122	9556351	802	20
	37758	562867	9555999	748	20
	37759	562894	9556032	744	20
	37760	562918	9556052	758	30
	37761	562943	9556076	759	40
	37762	562974	9556105	766	40

	37763	562999	9556132	765	50
	37764	563021	9556151	777	80
	37765	563058	9556188	777	120
	37766	563090	9556216	782	90
	37767	563112	9556243	788	50
	37769	563139	9556271	792	40
	37770	563166	9556299	791	20
	37771	559741	9558037	848	20
	37772	559712	9558009	848	20
	37773	559683	9557983	863	20
	37774	559655	9557952	878	10
	37775	559624	9557933	877	20
	37776	559597	9557901	888	10
	37777	559567	9557880	888	20
	37778	559540	9557854	900	70
	37779	559512	9557828	912	30
	37780	559488	9557805	930	30
	37781	559451	9557773	941	50
	37782	559431	9557753	934	50
	37783	559406	9557729	917	50
	37784	559378	9557701	905	50
	37785	559353	9557678	884	40
	37786	559326	9557651	881	30
	37787	559298	9557622	884	30
	37788	559270	9557595	877	30
	37789	559242	9557567	878	20
	37790	559221	9557542	846	20
	37791	559192	9557516	824	10
	37792	559171	9557493	813	5
	37793	559143	9557465	800	5
	37795	559116	9557438	790	5
	37796	559097	9557420	779	5
	37798	559852	9557938	912	10
	37799	559823	9557912	906	5
	37800	559795	9557883	915	5
	37801	559767	9557857	901	5
	37802	559739	9557831	897	20
	37803	559712	9557803	894	5
	37804	559685	9557776	889	5
	37805	559658	9557749	889	5
	37806	559630	9557720	886	5
	37807	559603	9557691	885	30
	37808	559580	9557669	884	20
	37809	559550	9557639	882	10
	37810	559521	9557613	876	10
	37811	559494	9557584	865	5
	37813	559468	9557559	860	10
	37814	559439	9557532	847	10
	37815	559411	9557503	844	5
	37816	559386	9557478	842	5
	37817	559362	9557445	832	5
	37818	559337	9557426	807	5
	37819	559314	9557398	810	5
	37820	559289	9557376	810	5
	37821	559259	9557344	805	5
	37822	559232	9557315	820	5
	37823	559211	9557287	811	5
	37824	559278	9557525	845	10
	37825	559252	9557499	828	10
	37826	559228	9557474	814	10
	37827	559200	9557445	798	5

	37828	559179	9557416	801	30
	37829	559131	9557376	790	5
	37830	559123	9557370	792	5
	37831	559972	9557846	897	10
	37832	559936	9557819	873	20
	37833	559910	9557791	872	640
	37834	559882	9557764	868	10
	37835	559851	9557738	884	20
	37836	559827	9557709	884	10
	37837	559795	9557680	894	10
	37838	559772	9557653	889	5
	37840	559742	9557626	885	10
	37841	559722	9557600	846	10
	37842	559699	9557571	829	20
	37843	559670	9557548	829	20
	37844	559646	9557524	828	10
	37845	559621	9557492	875	20
	37846	559598	9557467	883	10
	37848	559570	9557441	888	10
	37849	559543	9557412	882	10
	37850	559516	9557385	865	10
	37851	559492	9557358	858	5
	37852	559466	9557338	833	5
	37853	559438	9557309	831	5
	37854	559415	9557299	854	5
	37855	559387	9557270	853	5
	37856	559358	9557242	855	5
	37857	559331	9557215	853	5
	37858	559379	9557195	847	20
	37859	559406	9557225	852	10
	37860	559435	9557253	849	5
	37861	559467	9557278	842	10
	37862	559490	9557295	826	5
	37863	559518	9557318	846	10
	37864	559541	9557341	858	20
	37865	559571	9557367	883	20
	37866	559597	9557390	879	20
	37867	559620	9557416	886	10
	37868	559644	9557446	883	20
	37869	559666	9557474	871	10
	37870	559694	9557493	844	10
	37872	559717	9557510	837	10
	37873	559740	9557534	845	10
	37874	559771	9557567	836	20
	37875	559795	9557590	864	10
	37876	559823	9557628	881	5
	37878	559851	9557643	887	5
	37879	559870	9557672	875	5
	37880	559900	9557709	879	5
	37881	559937	9557732	868	5
	37882	559959	9557752	851	5
	37883	559979	9557772	829	40
	37884	560022	9557796	873	20
	37885	560083	9557755	866	180
	37886	560058	9557731	852	30
	37887	560025	9557700		90
	37888	559996	9557681	821	10
	37890	559978	9557649	848	5
	37891	559955	9557624	851	5
	37892	559927	9557596	857	10
	37893	559897	9557568	858	5

	37894	559863	9557547	835	5
	37895	559842	9557520	840	5
	37896	559814	9557489	845	5
	37897	559786	9557467	832	10
	37898	559765	9557450	832	5
	37899	559741	9557427	853	5
	37900	559715	9557400	861	5
	37901	559259	9557663	891	30
	37902	559231	9557637	881	30
	37903	559206	9557613	864	20
	37904	559179	9557590	843	10
	37905	559153	9557565	826	20
	37907	559127	9557541	812	20
	37908	559101	9557516	799	10
	37909	559073	9557489	792	10
	37910	559054	9557464	775	10
	37911	559304	9557550	856	40
	37912	559331	9557579	860	30
	37913	559359	9557606	857	20
	37914	559387	9557631	863	20
	37915	559415	9557657	878	20
	37916	559444	9557681	896	40
	37917	559472	9557707	908	50
	37919	559500	9557731	922	50
	37920	559524	9557757	912	40
	37921	559553	9557783	906	20
	37923	559590	9557813	898	5
	37924	559617	9557838	894	5
	37925	559647	9557863	894	30
	37926	559677	9557887	889	10
	37927	559708	9557912	887	5
	37928	559735	9557943	882	5
	37929	559765	9557962	880	5
	37930	559794	9557988	884	10
	37931	559917	9557894	899	5
	37932	559885	9557863	895	30
	37933	559856	9557836	887	20
	37934	559829	9557809	885	5
	37935	559800	9557782	890	5
	37936	559771	9557758	893	10
	37937	559744	9557728	889	10
	37938	559718	9557699	886	10
	37939	559693	9557671	878	20
	37940	559663	9557644	875	30
	37941	559640	9557617	865	30
	37942	559612	9557592	873	50
	37943	559583	9557565	872	20
	37944	559557	9557539	871	10
	37945	559527	9557508	869	10
	37946	559499	9557480	869	10
	37947	559475	9557454	862	10
	37948	559447	9557428	848	30
	37949	559424	9557403	831	10
	37950	559401	9557381	812	10
	37951	559374	9557358	797	5
	37952	559351	9557335	817	5
	37954	559321	9557302	815	5
	37955	559295	9557275	818	5
	37956	559294	9557274	809	5
	37957	559685	9557377	892	10
	37958	559663	9557352	902	10

	37960	559634	9557326	888	20
	37962	559612	9557299	874	10
	37963	559587	9557278	864	5
	37964	559566	9557263	872	5
	37965	559531	9557224	856	5
	37966	559508	9557204	863	5
	37967	559485	9557178	876	10
	37968	559460	9557151	874	10
	37969	559500	9557061	863	5
	37970	559520	9557078	886	5
	37971	559548	9557110	895	5
	37972	559582	9557141	878	5
	37973	559605	9557166	862	10
	37974	559632	9557195	865	10
	37975	559654	9557219	892	10
	37976	559683	9557245	903	10
	37977	559709	9557271	911	5
	37978	559732	9557293	894	10
	37979	559759	9557314	870	5
	37980	559784	9557344	851	5
	37981	560142	9557698	878	30
	37982	560111	9557670	868	20
	37983	560085	9557644	855	10
	37984	560056	9557617	842	10
	37985	560031	9557591	831	30
	37986	559995	9557558	840	5
	37987	559974	9557534	831	5
	37988	559946	9557507	836	20
	37989	559915	9557479	835	10
	37990	559890	9557451	833	5
	37991	559865	9557426	829	5
	37992	559837	9557397	834	5
	37993	559813	9557373	848	5
	37994	559555	9557025	847	10
	37995	559580	9557045		5
	37996	559611	9557074	880	5
	37997	559635	9557096	902	5
	37998	559664	9557123	895	10
	37999	559690	9557155	906	10
	38000	559720	9557172	906	10
	38001	559746	9557198	897	10
	38002	559781	9557218	883	10
	38003	559808	9557240	869	10
	38004	559821	9557268	840	5
	38005	559855	9557295	830	5
	38007	559877	9557326	828	5
	38008	559904	9557350	814	5
	38009	559933	9557380	794	5
	38010	559958	9557402	799	10
	38011	559987	9557431	802	60
	38012	560010	9557463	798	20
	38013	560034	9557489	802	30
	38014	560058	9557513	816	20
	38015	560089	9557549	817	40
	38017	560121	9557571	833	20
	38018	560145	9557597	850	20
	38019	560168	9557616	852	20
	38020	560200	9557650	864	20
	38021	560321	9557547	853	10
	38022	560297	9557524	848	20
	38023	560237	9557459	843	60

	38024	560219	9557443	852	20
	38025	560186	9557411	850	30
	38026	560157	9557388	838	30
	38027	560128	9557358	834	20
	38028	560106	9557338		30
	38029	560077	9557311	812	20
	38030	560056	9557292	801	10
	38031	560022	9557255	793	30
	38032	559989	9557220	791	10
	38033	559972	9557203	808	5
	38035	559948	9557176	793	10
	38036	559924	9557155	787	20
	38037	559904	9557130	813	10
	38038	559879	9557108	830	10
	38039	559858	9557085	852	10
	38040	559830	9557058	860	10
	38041	559802	9557033	850	10
	38042	559775	9557001	851	10
	38043	559744	9556981	848	20
	38044	559715	9556957	827	10
	38045	559697	9556927	816	10
	38046	559720	9556858	772	10
	38047	559748	9556882	787	10
	38048	559777	9556908	797	20
	38049	559808	9556934	800	5
	38050	559832	9556953	800	5
	38051	559862	9556987	802	10
	38053	559895	9557018	803	80
	38054	559923	9557044	816	20
	38055	559954	9557072	820	10
	38056	559969	9557090	787	20
	38057	559998	9557114	788	30
	38058	560022	9557139	809	10
	38059	560050	9557166	804	5
	38060	560082	9557190	793	20
	38061	560115	9557232	798	10
	38062	560130	9557251	822	50
	38063	560161	9557270	792	40
	38064	560183	9557299	817	20
	38065	560208	9557324	832	20
	38066	560233	9557352	852	20
	38067	560263	9557380	848	30
	38068	560290	9557408	850	20
	38069	560318	9557438	850	210
	38070	560344	9557462	851	80
	38071	560375	9557497	854	160
	38072	560405	9557416	843	120
	38073	560378	9557387	843	120
	38074	560348	9557360	831	50
	38075	560321	9557335	823	20
	38076	560289	9557304	824	80
	38078	560264	9557280	819	40
	38079	560231	9557250	796	150
	38080	560208	9557227	820	80
	38081	560184	9557202	834	50
	38082	560152	9557174	831	70
	38083	560126	9557146	815	50
	38084	560100	9557123	817	20
	38086	560071	9557096	816	20
	38087	560050	9557072	797	20
	38088	560023	9557048	754	20

	38089	559998	9557024		30
	38090	559934	9556966	747	20
	38091	559924	9556966	782	30
	38092	559898	9556934		30
	38093	559874	9556901	737	20
	38094	559854	9556880	749	10
	38095	559828	9556854	752	20
	38096	559802	9556830	751	20
	38097	559769	9556802	743	20
	38098	560602	9557281	854	40
	38099	560575	9557255	844	140
	38100	560549	9557230	830	40
	38101	560261	9557597	851	50
	38102	560229	9557565	862	30
	38103	560204	9557541	850	20
	38104	560180	9557520	837	20
	38105	560151	9557491	837	110
	38106	560125	9557461	832	200
	38107	560096	9557431	832	60
	38108	560068	9557406	825	30
	38109	560041	9557379	816	30
	38111	560021	9557360	807	20
	38112	559988	9557328	801	290
	38113	559960	9557301	812	20
	38114	559903	9557246	801	20
	38115	559934	9557274		20
	38116	559876	9557219	806	10
	38117	559850	9557195	817	40
	38118	559828	9557170	840	20
	38119	559802	9557145	877	50
	38120	559779	9557121	887	20
	38121	559753	9557097	898	10
	38122	559718	9557068	898	20
	38123	559702	9557051	878	10
	38124	559670	9557024	864	10
	38125	559652	9557007	837	410
	38126	559629	9556986	806	60
	38127	559868	9556764	738	90
	38128	560439	9557339	837	190
	38129	560415	9557314	828	290
	38130	560382	9557282	824	100
	38131	560361	9557258	816	50
	38132	560322	9557220	828	120
	38133	560309	9557206	838	130
	38134	560282	9557178	843	140
	38135	560250	9557150	854	130
	38136	560227	9557126	845	80
	38137	560202	9557099	820	50
	38138	560175	9557074	830	40
	38139	560152	9557053	843	20
	38140	560119	9557024	857	20
	38141	560087	9557007	882	20
	38142	560064	9556981	846	20
	38143	560032	9556939	831	10
	38145	560013	9556918	827	20
	38146	559985	9556895	824	30
	38147	559966	9556867	802	20
	38148	559937	9556841	780	80
	38150	559915	9556815	764	10
	38151	559893	9556790	748	20
	38152	559868	9556764	738	30

	38153	559934	9556680	732	30
	38154	559957	9556708	742	10
	38155	559982	9556737	758	10
	38156	560001	9556764	779	20
	38157	560024	9556791	799	20
	38158	560044	9556812	823	20
	38159	560065	9556842	840	20
	38160	560095	9556868	855	20
	38161	560120	9556895	852	20
	38162	560146	9556917	857	20
	38163	560172	9556952	850	30
	38164	560551	9557336	844	80
	38165	560521	9557307	832	110
	38166	560485	9557276	826	40
	38167	560467	9557257	826	40
	38168	560442	9557236	815	30
	38169	560413	9557195	814	50
	38170	560382	9557172	817	40
	38171	560356	9557140	823	40
	38172	560326	9557112	821	50
	38173	560299	9557087	831	70
	38175	560278	9557059	852	60
	38176	560244	9557030	850	50
	38177	560227	9557003	870	30
	38178	560201	9556967	889	140
	38179	560002	9556672	755	40
	38180	560027	9556699	768	10
	38181	560053	9556724	796	10
	38182	560078	9556750	807	50
	38183	560105	9556776	818	30
	38184	560132	9556801	825	20
	38185	559977	9556646	745	20
	38186	559984	9556584	740	50
	38187	560011	9556609	745	20
	38188	560047	9556640	749	30
	38189	560072	9556666	756	40
	38190	560100	9556692	766	30
	38191	560131	9556719	772	20
	38192	560155	9556741	793	60
	38195	560186	9556772	787	20
	38196	560214	9556799	792	20
	38197	560242	9556821	823	10
	38198	560269	9556847	802	20
	38199	560306	9556882	789	20
	38200	560321	9556899	837	40
	38201	560521	9557202	820	20
	38202	560489	9557169	812	20
	38203	560471	9557149	815	50
	38205	560447	9557124	820	30
	38206	560421	9557093	819	40
	38207	560390	9557065	835	30
	38208	560369	9557042	857	30
	38209	560343	9557019	868	40
	38210	560315	9556988	866	30
	38211	560287	9556962	861	40
	38212	560262	9556935	866	30
	38213	560243	9556910	818	30
	38214	560222	9556874	824	20
	38215	560191	9556855	829	20
	38216	560159	9556831	831	20
	38217	560050	9556570		10

	38218	560090	9556600		40
	38219	560118	9556625	740	20
	38220	560149	9556655	742	20
	38221	560175	9556678	750	30
	38222	560201	9556705	757	30
	38223	560232	9556736	760	20
	38224	560261	9556759	764	30
	38225	560290	9556785	758	60
	38226	560314	9556811	787	20
	38227	560342	9556840	781	20
	38228	560365	9556857	823	20
	38229	560393	9556882	836	20
	38230	560423	9556911	831	20
	38231	560452	9556936	823	20
	38232	560481	9556962	822	20
	38233	560509	9556992	821	20
	38235	560716	9557176	832	70
	38236	560686	9557149	824	140
	38237	560660	9557120		110
	38239	560627	9557096	819	220
	38240	560593	9557072	821	230
	38241	560567	9557040	808	290
	38242	560537	9557004	809	40
	38243	560825	9557071	809	50
	38244	560800	9557042	821	180
	38245	560784	9557016		30
	38246	560715	9556966	805	90
	38247	560683	9556938	805	90
	38248	560654	9556914	798	40
	38249	560625	9556888	801	50
	38250	560597	9556861	793	20
	38251	560538	9556814	811	30
	38252	560507	9556788	809	30
	38253	560477	9556762	792	20
	38254	560458	9556737	781	20
	38255	560426	9556714	787	20
	38256	560396	9556687	798	10
	38257	560368	9556660	786	20
	38258	560343	9556637	772	20
	38259	560318	9556614	760	20
	38260	560291	9556585	752	50
	38261	560260	9556559	742	60
	38263	560232	9556532	735	20
	38264	560207	9556507	728	20
	38265	560190	9556480		20
	38266	560893	9557012	781	70
	38267	560848	9556992		50
	38268	560831	9556955	797	80
	38269	560805	9556927	810	20
	38270	560776	9556900	814	30
	38271	560752	9556878	802	60
	38272	560723	9556844	786	80
	38273	560656	9556791	794	90
	38274	560638	9556768	809	30
	38275	560603	9556752	814	20
	38276	560576	9556729	823	30
	38277	560549	9556700	827	30
	38278	560521	9556674	835	30
	38279	560492	9556647	835	20
	38280	560462	9556619	828	20
	38281	560438	9556601	824	30

	38282	560413	9556575	798	30
	38283	560393	9556560	774	20
	38284	560306	9556492	736	20
	38285	560244	9556442		60
	38286	560220	9556409	733	20
	38287	561323	9556619	860	50
	38288	561294	9556591	861	30
	38289	561267	9556561	855	20
	38290	561235	9556524	861	30
	38292	561214	9556504	856	40
	38293	561185	9556477	847	30
	38294	561157	9556452	846	30
	38296	561127	9556423	855	30
	38297	561104	9556390	873	50
	38298	561067	9556377	867	50
	38299	561048	9556347	860	80
	38300	561028	9556327	835	80
	38301	560350	9556923	845	20
	38302	560378	9556951	854	20
	38303	560403	9556981	854	30
	38304	560434	9557007	828	20
	38305	560463	9557035	828	20
	38306	560484	9557054	838	40
	38307	560516	9557090	804	30
	38308	560548	9557118	813	70
	38309	560572	9557145	814	70
	38310	560602	9557174	818	40
	38311	560628	9557203	824	60
	38312	560655	9557228	833	50
	38313	560764	9557130	861	50
	38314	560737	9557098	825	60
	38315	560713	9557078	822	20
	38316	560624	9556987	811	10
	38317	560599	9556969	799	40
	38318	560549	9556914	802	30
	38320	560528	9556893	798	10
	38321	560498	9556872	797	20
	38322	560474	9556842	787	20
	38323	560455	9556819	778	20
	38324	560421	9556788	781	20
	38325	560397	9556766	764	20
	38326	560377	9556737	773	20
	38327	560348	9556709	768	20
	38329	560323	9556676	757	1,850
	38330	560297	9556660	746	30
	38331	560272	9556631	737	10
	38332	560243	9556603	738	20
	38333	560214	9556576	735	20
	38334	560189	9556548	728	20
	38335	560174	9556531	719	20
	38336	561056	9556863	796	10
	38337	561028	9556834	791	50
	38338	561003	9556809	793	110
	38339	560976	9556780	784	60
	38340	560948	9556751	777	60
	38341	560920	9556724	773	30
	38342	560898	9556693	766	40
	38343	560869	9556666	773	20
	38344	560841	9556637	780	10
	38345	560811	9556610	787	10
	38346	560789	9556586	779	20

	38347	560762	9556559	769	30
	38348	560730	9556532	758	20
	38350	560694	9556502	735	20
	38351	560677	9556475	732	20
	38352	560653	9556453	729	10
	38353	560624	9556431	714	10
	38354	560593	9556402	713	10
	38355	560565	9556384		10
	38356	560544	9556351	702	20
	38357	560515	9556323	724	20
	38358	560488	9556299	704	20
	38359	560456	9556273	696	10
	38360	560431	9556248	710	40
	38361	560399	9556222	693	20
	38362	560439	9556155	708	10
	38363	560465	9556182	710	30
	38364	560494	9556210	711	10
	38365	560522	9556234	713	10
	38366	560548	9556266	721	40
	38367	560578	9556291	717	20
	38368	560608	9556322	724	60
	38369	560634	9556348	712	10
	38370	560662	9556377	717	20
	38371	560690	9556404	718	20
	38372	560721	9556431	713	20
	38373	560746	9556460		20
	38374	560805	9556514	739	40
	38375	560826	9556543	760	30
	38376	560853	9556562	773	20
	38377	560886	9556586	785	40
	38378	560915	9556620	778	50
	38379	560939	9556643	790	50
	38381	560974	9556678	799	20
	38382	560998	9556704		20
	38383	561025	9556736	800	40
	38384	561057	9556758	807	30
	38385	561088	9556788	810	30
	38386	561113	9556813	809	30
	38387	561159	9556771	827	20
	38388	561135	9556749	825	40
	38389	561108	9556724	822	30
	38391	561078	9556695	828	20
	38392	561052	9556663	824	40
	38393	561026	9556639	816	40
	38394	561004	9556613	803	110
	38395	560986	9556588	787	80
	38396	560959	9556559	809	80
	38397	560926	9556532	819	90
	38398	560904	9556507	798	80
	38400	560871	9556485	802	30
	38401	560943	9556965	802	50
	38402	560917	9556938	796	20
	38403	560890	9556912	803	50
	38404	560863	9556886	808	40
	38405	560833	9556857	803	50
	38406	560806	9556829	798	80
	38407	560777	9556804	792	70
	38408	560748	9556775	789	80
	38409	560721	9556750	799	50
	38410	560691	9556723	796	30
	38411	560664	9556698	799	420

	38412	560635	9556671	810	30
	38413	560605	9556646	817	50
	38414	560575	9556619	826	40
	38415	560547	9556593	828	20
	38416	560520	9556567	823	20
	38417	560495	9556550	782	10
	38418	560459	9556523	775	10
	38419	560445	9556511	747	30
	38420	560488	9556436	739	10
	38421	560544	9556486	750	10
	38422	560568	9556510	766	20
	38423	560601	9556538	778	20
	38424	560628	9556564	792	30
	38425	560657	9556592	798	20
	38426	560690	9556619	813	20
	38427	560717	9556646	805	30
	38428	560741	9556674	814	10
	38429	560772	9556698	802	20
	38430	560798	9556724	792	60
	38431	560828	9556752	789	40
	38433	560852	9556775	792	20
	38434	560882	9556802	806	20
	38435	560914	9556833	807	20
	38436	560941	9556860	813	30
	38437	560970	9556887	814	70
	38438	560998	9556914	816	740
	38439	561217	9556713	847	40
	38440	561190	9556687	843	40
	38441	561156	9556653	831	40
	38442	561134	9556632	831	50
	38443	561106	9556616	806	100
	38444	561083	9556578	822	790
	38445	561055	9556556	813	190
	38446	561030	9556529	814	70
	38447	561004	9556505	840	50
	38449	560976	9556473	854	70
	38451	560949	9556450	847	50
	38452	560925	9556421	834	130
	38453	560895	9556390	816	40
	38454	560873	9556368	802	30
	38455	560849	9556345	786	20
	38456	560820	9556318	770	20
	38457	560794	9556292	764	10
	38458	560763	9556265	755	10
	38459	560736	9556237	749	10
	38460	560710	9556210	747	10
	38461	560890	9556290	792	20
	38462	560904	9556312	816	30
	38463	560932	9556337	826	30
	38464	560954	9556361	847	60
	38465	560971	9556382	879	160
	38466	560990	9556408	902	40
	38467	561029	9556439	870	50
	38468	561081	9556489	840	40
	38469	561110	9556517	833	30
	38471	561134	9556547	832	40
	38472	561163	9556572	820	40
	38473	561197	9556593	803	160
	38474	561212	9556618	841	40
	38475	561241	9556646	842	40
	38477	561277	9556670	861	1,490

38478	561478	9556461	901	40
38479	561450	9556445		30
38480	561424	9556413	919	40
38481	561396	9556386	930	40
38482	561370	9556358	934	20
38483	561347	9556332	929	20
38484	561322	9556308	907	10
38485	561294	9556283	883	20
38486	561271	9556261	869	20
38487	561252	9556242	854	30
38488	561223	9556218		30
38489	561199	9556193	804	30
38490	561175	9556170	786	20
38491	561146	9556146	770	20
38492	561112	9556113	754	10
38493	561089	9556092	753	10
38494	561060	9556073	775	10
38495	561033	9556041	748	10
38496	561003	9556012	744	30
38497	561632	9556289	843	20
38498	561609	9556268	832	20
38500	561595	9556248	795	20
38501	560852	9556456	784	40
38502	560825	9556427	770	30
38503	560796	9556400	761	20
38504	560771	9556373	753	20
38505	560747	9556347	740	10
38506	560717	9556318	744	20
38507	560688	9556290	741	20
38508	560667	9556266	737	10
38509	560638	9556237	735	10
38510	560610	9556209	737	10
38511	560581	9556185	732	10
38512	560553	9556157	728	10
38513	560531	9556129	735	10
38514	561371	9556560	883	50
38515	561343	9556531	878	50
38516	561317	9556506	882	40
38517	561287	9556481	881	180
38518	561257	9556458	905	50
38519	561225	9556425		40
38520	561204	9556396	871	40
38521	561178	9556373	877	30
38522	561149	9556344	873	20
38523	561123	9556317	871	170
38525	561100	9556290		50
38526	561073	9556265	819	50
38527	561052	9556241	799	40
38528	561024	9556217	779	30
38529	561001	9556192	770	30
38530	560971	9556166	764	20
38531	560941	9556137	747	10
38533	560909	9556110	741	10
38534	560882	9556082	740	10
38535	560855	9556055	736	10
38536	560782	9556182	750	5
38537	560813	9556209	755	10
38538	560836	9556237	764	10
38539	560864	9556266	774	10
38540	561596	9556365	867	40
38541	561569	9556336	850	40

	38542	561546	9556316	834	20
	38543	561521	9556290	855	20
	38545	561496	9556265	863	30
	38546	561469	9556237	872	50
	38547	561442	9556210	862	90
	38548	561417	9556186	837	80
	38549	561394	9556164	820	50
	38550	561372	9556135	819	40
	38551	561344	9556115	778	30
	38552	561315	9556088	766	20
	38553	561290	9556062	757	40
	38554	561263	9556037	744	20
	38556	561232	9556007	740	10
	38557	561204	9555981	741	10
	38558	561173	9555953	738	10
	38559	561815	9556160	861	120
	38560	561795	9556140	849	60
	38561	561771	9556118	831	30
	38563	561748	9556093	815	40
	38564	561721	9556063	803	20
	38565	561698	9556039	786	20
	38566	561670	9556009	782	10
	38567	561647	9555986	758	10
	38568	561620	9555957	752	20
	38569	561593	9555927	746	20
	38570	561619	9555856	745	30
	38571	561645	9555884	748	10
	38572	561668	9555913	749	30
	38573	561697	9555938	757	10
	38574	561726	9555965	765	10
	38575	561758	9555997	773	10
	38576	561782	9556018	786	20
	38577	561807	9556046	803	30
	38578	561837	9556072	825	60
	38579	561853	9556091	841	20
	38580	561883	9556116	868	20
	38581	561946	9556074		30
	38582	561909	9556037	830	20
	38583	561887	9556013	816	20
	38584	561860	9555990	799	20
	38586	561838	9555966	775	10
	38587	561811	9555937	772	10
	38588	561788	9555915	753	10
	38589	561768	9555896		260
	38590	561728	9555858	750	80
	38591	561705	9555835	746	30
	38592	561639	9555771	742	20
	38593	561612	9555357	702	30
	38594	561632	9555392		20
	38595	561670	9555409	706	5
	38596	561702	9555438	716	10
	38597	561726	9555464	713	5
	38598	561757	9555491	727	5
	38599	561785	9555515	729	5
	38600	561814	9555540	726	10
	38601	560997	9556297	820	40
	38602	560970	9556275	800	30
	38603	560942	9556252	789	30
	38604	560915	9556227	776	20
	38605	560898	9556209	766	20
	38606	560860	9556174	747	5

	38607	560833	9556149	741	5
	38608	560807	9556122	739	5
	38609	561420	9556510	930	100
	38610	561390	9556480		40
	38611	561375	9556464	911	50
	38612	561348	9556436	911	60
	38613	561314	9556402	921	40
	38614	561285	9556373	935	60
	38615	561257	9556350	918	30
	38616	561230	9556324	894	50
	38619	561206	9556300	872	20
	38620	561186	9556280	856	30
	38621	561160	9556250	832	30
	38622	561136	9556233	810	30
	38623	561109	9556207	793	30
	38624	561081	9556180	781	20
	38625	561058	9556161	764	30
	38626	561026	9556127	756	20
	38627	561004	9556093	747	20
	38628	560966	9556071	746	10
	38629	560940	9556046	737	10
	38630	560912	9556017	732	10
	38631	561535	9556409	883	20
	38632	561507	9556385	889	20
	38633	561481	9556358	899	20
	38634	561454	9556332		20
	38635	561423	9556306	916	20
	38637	561396	9556286	899	20
	38638	561372	9556263	872	30
	38639	561352	9556248	847	30
	38640	561327	9556215	841	40
	38641	561309	9556199	819	50
	38642	561281	9556176		30
	38643	561240	9556148	796	20
	38644	561213	9556124	778	70
	38645	561190	9556100	768	20
	38646	561160	9556072	756	10
	38647	561131	9556043	760	30
	38648	561463	9556047	750	20
	38649	561492	9556071	758	30
	38650	561523	9556099	758	30
	38651	561558	9556216	806	40
	38653	561503	9556163	815	50
	38654	561474	9556136	806	40
	38656	561451	9556110	796	30
	38657	561424	9556086	783	30
	38658	561398	9556061	770	20
	38659	561367	9556030	754	20
	38660	561345	9556009	740	20
	38661	561321	9555979	739	20
	38662	561292	9555955	734	20
	38663	561436	9556018	743	30
	38664	561411	9555988	734	20
	38665	561386	9555960	724	20
	38666	561361	9555930	717	50
	38668	561339	9555900	708	20
	38669	561847	9555569	729	5
	38670	561876	9555595	735	10
	38671	561911	9555621	740	10
	38672	561937	9555649	741	5
	38673	561965	9555673	748	10

38674	561993	9555700	749	20
38675	562021	9555730	750	5
38676	562057	9555761	753	20
38677	562077	9555784	766	5
38678	562105	9555812	763	10
38679	562139	9555848	768	10
38680	562167	9555877	780	20
38681	562240	9555840		10
38682	562210	9555815		20
38683	562180	9555785		10
38684	562160	9555750		20
38685	562125	9555730		10
38686	562097	9555705		5
38687	562065	9555675		10
38688	562035	9555645		10
38689	562010	9555620		10
38690	561980	9555595		5
38691	561945	9555560		10
38692	561920	9555535		10
38693	561895	9555510		5
38695	561865	9555480		5
38696	561830	9555450		10
38697	561805	9555425		5
38698	561775	9555400		10
38699	561750	9555370		5
38700	561720	9555345		20
38701	561551	9556123	756	40
38702	561578	9556144	758	30
38703	561739	9556171	859	30
38705	561700	9556160		20
38706	561662	9556115	795	30
38707	561630	9556080		20
38708	561604	9556057	756	30
38710	561544	9556024		30
38711	561523	9555989	742	20
38712	561499	9555957	736	20
38713	561470	9555929	737	20
38714	561446	9555906	735	20
38715	561398	9555870		10
38716	561376	9555839	720	30
38717	561312	9555764		20
38718	561350	9555810		20
38719	561325	9555785		30
38720	561985	9556019	793	30
38721	561953	9555996		20
38722	561928	9555972	774	20
38723	561902	9555944	772	30
38725	561880	9555918	765	30
38726	561861	9555894	740	20
38727	561832	9555864	721	10
38728	561802	9555829	711	20
38729	561781	9555804	719	10
38730	561756	9555775	718	10
38731	561729	9555744	714	30
38732	561707	9555720	709	10
38733	561680	9555692	704	5
38734	561650	9555661	711	5
38735	561625	9555635	705	10
38736	561597	9555606	707	10
38737	561569	9555578	714	10
38738	561539	9555550	724	10

	38739	561514	9555523	712	5
	38740	561488	9555499	709	10
	38741	562045	9555973	765	30
	38742	562022	9555947	760	20
	38743	561980	9555920		20
	38744	561945	9555900		10
	38745	561939	9555863	745	20
	38746	561913	9555835	741	10
	38747	561888	9555807	730	20
	38748	561859	9555779		20
	38749	561839	9555751		40
	38750	561810	9555720		5
	38751	561778	9555698	706	5
	38752	561751	9555666	702	5
	38753	561721	9555640	703	5
	38754	561691	9555609	707	5
	38755	561668	9555584	701	10
	38756	561643	9555556	694	20
	38757	561615	9555520		10
	38758	561585	9555490		10
	38759	561563	9555466	705	10
	38760	561536	9555439	704	20
	38761	561510	9555413	701	10
	38762	561478	9555380	693	5
	38763	561450	9555390		5
	38764	561426	9555324	682	10
	38765	561398	9555296	681	20
	38766	562102	9555923	789	10
	38767	562076	9555897	776	10
	38769	562053	9555874	765	10
	38770	562024	9555844	758	5
	38771	561999	9555813	744	20
	38772	561965	9555790	746	10
	38773	561941	9555763	748	10
	38774	561913	9555739	748	10
	38775	561880	9555700		40
	38776	561850	9555675		30
	38777	561805	9555623	727	20
	38778	561780	9555600		20
	38779	561750	9555574	718	20
	38780	561719	9555554	721	10
	38781	561690	9555529	731	10
	38782	561661	9555502	722	10
	38783	561639	9555471	717	20
	38784	561617	9555446	701	20
	38786	561595	9555420	701	10
	38787	561564	9555392	711	50
	38788	561526	9555368		10
	38789	561575	9555095		30
	38790	561600	9555125		20
	38791	561635	9555155		20
	38792	562265	9555760		20
	38794	562240	9555735		10
	38795	562210	9555700		20
	38796	562183	9555680		20
	38797	562150	9555650		20
	38798	562125	9555625		20
	38799	562095	9555595		20
	38800	562068	9555560		30
	38801	561685	9555310		30
	38802	562330	9555707		20

	38803	562300	9555680		20
	38804	562270	9555650		20
	38805	562240	9555625		10
	38806	562215	9555600		20
	38807	562185	9555570		20
	38808	562158	9555545		10
	38809	562125	9555513		10
	38810	562095	9555490		20
	38811	562065	9555460		10
	38812	562035	9555435		10
	38813	562008	9555410		10
	38814	561975	9555385		10
	38815	561943	9555350		5
	38816	561915	9555330		5
	38817	561885	9555300		5
	38818	561850	9555275		20
	38819	561830	9555248		5
	38821	561805	9555220		10
	38822	561770	9555190		5
	38823	561740	9555165		10
	38824	561710	9555140		20
	38825	561687	9555115		30
	38826	561800	9555100		5
	38827	561825	9555130		5
	38828	561855	9555155		5
	38829	561885	9555180		5
	38830	561915	9555210		5
	38832	561945	9555240		5
	38833	561970	9555265		5
	38834	562000	9555290		5
	38835	562030	9555320		5
	38836	562060	9555345		50
	38837	562090	9555375		10
	38838	562120	9555400		10
	38839	562150	9555430		10
	38840	562180	9555460		10
	38841	562205	9555485		5
	38842	562235	9555510		10
	38843	562275	9555540		5
	38844	562295	9555565		20
	38845	562325	9555595		10
	38846	562355	9555620		10
	38847	562380	9555650		30
	38848	562430	9555590		20
	38850	562410	9555570		20
	38901	562035	9555540		5
	38902	562005	9555515		10
	38903	561980	9555485		10
	38904	561950	9555460		5
	38906	561922	9555430		20
	38907	561890	9555405		10
	38908	561860	9555375		20
	38909	561835	9555345		5
	38910	561800	9555320		10
	38911	561775	9555285		10
	38912	561740	9555265		10
	38913	561720	9555235		20
	38914	561690	9555200		20
	38915	561660	9555180		10
	38916	562095	9555260		5
	38917	562120	9555290		10

	38918	562150	9555315		5
	38919	562180	9555345		10
	38920	562205	9555370		10
	38921	562240	9555400		5
	38922	562265	9555430		5
	38923	562295	9555455		5
	38924	562332	9555484		10
	38925	562350	9555510		5
	38926	562382	9555540		5
Main Extension	223215	561359	9558842	759	60
	223216	561330	9558814	756	30
	223218	561301	9558784	756	30
	223219	561272	9558755	756	50
	223220	561243	9558725	754	20
	223221	561215	9558696	757	80
	223222	561186	9558668	763	20
	223223	561159	9558640	767	20
	223224	561133	9558610	776	5
	223225	561104	9558584	783	5
	223226	561076	9558555	793	20
	223227	561045	9558522	797	20
	223228	561012	9558490		20
	223229	560989	9558472	835	10
	223231	560934	9558525	822	10
	223232	560964	9558555	814	10
	223233	560991	9558580	788	70
	223234	561021	9558607	780	20
	223235	561047	9558638	776	20
	223236	561073	9558666	765	20
	223237	561103	9558697	762	10
	223239	561130	9558725	757	30
	223240	561156	9558754	758	20
	223241	561182	9558782	767	20
	223242	561210	9558811	769	10
	223243	561237	9558840	767	20
	223244	561263	9558870	766	20
	223245	561291	9558898	757	20
	223246	561263	9558921	754	20
	223247	561235	9558896	761	990
	223248	561205	9558869	767	20
	223250	561174	9558841	761	20
	223251	561144	9558817	752	20
	223252	561115	9558789	750	20
	223253	561087	9558765	750	20
	223254	561053	9558735	760	40
	223255	561026	9558710	760	30
	223256	560997	9558683	765	20
	223258	560970	9558657	764	20
	223259	560940	9558633	775	10
	223260	560909	9558603	789	10
	223261	560874	9558576	795	10
	223262	560827	9558631	771	10
	223264	560857	9558657	767	20
	223265	560880	9558690	780	20
	223266	560904	9558722		20
	223267	560946	9558738	756	20
	223268	560978	9558765	763	30
	223269	561003	9558791	752	20
	223270	561032	9558816	755	40
	223271	561061	9558842	755	20
	223272	561096	9558872	754	20

	223273	561123	9558900	762	20
	223274	561156	9558922	752	40
	223275	561182	9558947	751	20
	223277	561209	9558974	746	30
	223301	561127	9559011	743	40
	223302	561099	9558986	745	60
	223303	561072	9558961	743	650
	223304	561044	9558938	747	30
	223305	561015	9558910	747	30
	223307	560989	9558884	752	30
	223308	560955	9558855	766	30
	223309	560923	9558827	756	20
	223310	560889	9558798	766	10
	223311	560855	9558768		5
	223312	560802	9558710	760	20
	223313	560769	9558684	768	7,350
	223314	560721	9558742	774	20
	223315	560748	9558774	773	20
	223317	560778	9558800	765	10
	223318	560804	9558833	761	30
	223319	560831	9558864	766	5
	223320	560859	9558891	762	5
	223321	560898	9558915	768	5
	223322	560933	9558939	754	5
	223323	560963	9558967	752	10
	223324	560992	9558994	749	20
	223325	561021	9559020		30
	223326	561050	9559050		20
	223327	561043	9559173	762	40
	223329	561017	9559146	763	5
	223330	560993	9559116	765	5
	223331	560958	9559088	760	5
	223332	560932	9559061	748	5
	223333	560900	9559025	767	5
	223334	560879	9558999	774	20
	223335	560842	9558972	754	10
	223336	560816	9558943	767	10
	223338	560789	9558916	772	0
	223340	560759	9558887	773	20
	223341	560728	9558859	772	5
	223342	560699	9558830	780	5
	223343	560670	9558803	785	5
	223345	560615	9558859	792	5
	223346	560644	9558892	781	5
	223347	560688	9558929	775	5
	223348	560705	9558945	786	20
	223349	560730	9558967	766	5
	223350	560757	9558986	757	5
	223351	560787	9559022	759	5
	223352	560819	9559049	752	20
	223354	560845	9559072	763	30
	223355	560882	9559103	754	5
	223356	560909	9559129	765	5
	223357	560939	9559155	765	10
	223278	560969	9559184	766	5
	223279	560997	9559209	766	5
	223281	560931	9559283	767	5
	223282	560902	9559256	770	5
	223283	560874	9559228	773	5
	223284	560844	9559200	770	5
	223285	560819	9559173	767	5

223286	560788	9559147	776	5
223288	560760	9559116	769	5
223289	560733	9559090	774	5
223290	560703	9559064	767	5
223291	560678	9559036	763	5
223292	560647	9559009	766	5
223293	560617	9558979	760	5
223294	560588	9558948	772	5
223295	560567	9558920	786	30
223296	560540	9558890		5
223297	560510	9558861	785	5
223298	560477	9558833	794	30
223300	560450	9558807	805	20
223358	560424	9558780	813	30
223359	560396	9558752	816	20
223360	560367	9558723	806	10
223361	560342	9558693	793	10
223362	560313	9558669	786	10
223363	560284	9558641	773	20
223364	560257	9558615	768	10
223366	560242	9558595	773	30
223367	560210	9558556	749	20
223368	560171	9558525	773	5
223369	560142	9558497	785	30
223371	560114	9558468	789	20
223372	560200	9558437	792	5
223373	560225	9558463	785	10
223374	560259	9558495	777	20
223375	560289	9558525		
223376	560310	9558554	780	5
223377	560339	9558582	790	20
223378	560363	9558610	799	5
223379	560396	9558640	814	20
223380	560424	9558668	818	5
223381	560450	9558695	827	10
223382	560480	9558726	824	20
223383	560509	9558754	821	10
223384	560536	9558780	811	5
223385	560563	9558808	806	20
223388	560589	9558833	793	10
223389	560642	9558773	788	5
223390	560611	9558742	797	5
223391	560587	9558716	804	10
223393	560556	9558687	805	20
223394	560525	9558657	799	5
223395	560501	9558631	815	5
223396	560469	9558601	810	20
223397	560439	9558570	806	5
223398	560408	9558540		5
223399	560375	9558510		5
223400	560343	9558482	806	5
223402	560316	9558455	805	10
223404	560287	9558428	800	5
223405	560264	9558399	759	30
223406	560238	9558370		20
223415	560014	9558478	780	5
223416	560044	9558508	776	40
223417	560073	9558536	775	5
223418	560106	9558568	763	10
223420	560123	9558591	776	10
223421	560155	9558620	769	20

	223422	560187	9558652	765	30
	223423	560213	9558680	770	40
	223424	560237	9558711	775	30
	223425	560273	9558742	784	5
	223427	560307	9558775	799	10
	223428	560335	9558805	813	20
	223429	560367	9558836	814	20
	223430	560395	9558865	800	10
	223431	560421	9558892	789	5
	223432	560451	9558922	781	5
	223433	560481	9558954	779	5
	223435	560508	9558983	776	10
	223436	560538	9559011	769	40
	223437	560570	9559040	774	460
	223438	560600	9559065		40
	223439	560625	9559090		5
	223440	560650	9559120		5
	223441	560675	9559150		50
	223442	560704	9559180		5
	223443	560734	9559206	757	10
	223444	560760	9559234	764	5
	223446	560789	9559263	769	10
	223447	560821	9559294	768	10
	223448	560846	9559322	766	10
	223449	560875	9559351	764	5
	223408	560278	9558304	817	30
	223409	560307	9558335	822	20
	223410	560333	9558360	825	5
	223411	560370	9558393	811	5
	223412	560398	9558420	808	10
	223413	560424	9558450		10
	223414	560455	9558480		5
	223450	560485	9558510		5
	223452	560518	9558541	798	10
	223453	560545	9558568		5
	223454	560574	9558598	792	5
	223455	560605	9558626	780	20
	223456	560628	9558656	784	5
	223457	560663	9558684	781	5
	223458	560691	9558711	780	5
	223459	560742	9558650		5
	223461	560715	9558624	771	10
	223462	560688	9558598	781	40
	223463	560660	9558567	785	5
	223464	560633	9558539	788	10
	223465	560602	9558508		10
	223466	560572	9558473	779	20
	223467	560487	9558386	803	5
	223468	560470	9558360		40
	223469	560452	9558348		5
	223470	560435	9558332	821	5
	198601	560490	9558287	810	5
	198602	560416	9558310		20
	198603	560462	9558256		30
	198605	560434	9558230		10
	198606	560490	9558287	810	5
	198607	560545	9558347	813	5
	198608	560575	9558377	806	10
	198609	560604	9558405	801	5
	198610	560631	9558433	800	10
	198611	560659	9558461	792	80

	198612	560682	9558488	787	5
	198614	560708	9558512	783	10
	198615	560742	9558545	777	5
	198616	560769	9558572	787	10
	198617	560796	9558601	780	5
	198618	560843	9558543	803	5
	198619	560818	9558511	801	10
	198620	560787	9558482	808	5
	198622	560757	9558453	802	40
	198623	560729	9558427	805	10
	198624	560697	9558392	804	5
	198625	560672	9558362	808	10
	198626	560640	9558328	822	10

Appendix 19: Database of Trench and Channel Sampling

CHANNEL/TRENCH ID	COLLAR X	Y	Z	SAMPLE NO	Au (g/t)
BLT1	560237	557398	859	59943	0.03
CCH1	560720	558390	801	221905	0.01
CHANNEL	562574	555362	709	228751	0.03
FBCH1	561866	556365	939	234647	6.90
FBCH10	561768	556210	880	234680	1.66
FBCH11	561838	556399	952	222854	3.90
FBCH12	561833	556403	954	222863	4.21
FBCH13	561826	556407	954	221913	2.89
FBCH14	561728	556486	948	200779	0.03
FBCH15	561681	556473	917	195052	0.15
FBCH2	561872	556362	939	234431	5.69
FBCH3	561886	556350	945	234689	6.57
FBCH4	561882	556333	937	234643	0.15
FBCH5	561780	556441	958	234655	2.15
FBCH6	561810	556433	964	234658	2.54
FBCH7	561916	556350	964	234667	0.07
FBCH8	561940	556346	971	235035	0.08
FBCH9	561751	556209	874	234676	0.36
FBT1	561885	556368	953	91042	0.06
FBT10	562091	555842	766	229340	0.02
FBT11	562153	555769	752	229116	0.01
FBT12	562095	555894	781	229363	0.02
FBT13	561844	555782	726	229146	0.01
FBT14	562154	555832	762	229134	0.01
FBT15	561544	555776	740	229328	0.02
FBT16	561722	555843	748	229374	0.02
FBT17	561779	555901	749	229910	0.01
FBT18	561787	556024	782	229933	0.04
FBT19	561905	555902	765	229945	0.01
FBT2	561757	556277	861	59989	0.19
FBT20	561887	556283	939	218094	0.03
FBT21	561920	556265	941	218138	0.03
FBT22	561911	556315	958	218156	0.04
FBT23	561909	556328	957	218175	0.12
FBT25	561832	556381	940	221773	0.07
FBT26	561868	556392	959	221871	0.03
FBT27	561815	556404	949	200145	0.22
FBT29	561728	556461	951	221898	8.24
FBT3	561774	556273	873	60000	0.02
FBT30	561767	556441	957	199924	0.67
FBT31	561794	556407	942	200118	0.08
FBT32	561847	556393	950	200134	0.03
FBT33	561692	556457	928	199070	0.29
FBT34	561710	556456	939	200106	0.35
FBT35	561731	556475	951	199911	0.23
FBT36	561822	556416	959	200125	1.15
FBT37	561673	556465	920	198864	0.20
FBT4	561676	556224	822	93426	0.72
FBT6	562134	556143	875	229098	0.03
FBT7	562081	556136	854	229077	0.10
FBT8	561719	556140	835	229065	0.02
FBT9	562135	555900	788	229123	0.01
FCCH1	562120	556366	930	198676	0.35
FCT1	562046	556516	890	40124	0.02
FCT10	562379	556183	879	199542	0.05
FCT11	562064	556412	916	198661	0.02
FCT2	562109	556402	902	91817	0.05
FCT3	562134	556380	905	91845	0.03
FCT4	562403	556193	862	199625	0.02
FCT5	562391	556200	869	92952	0.38
FCT6	562247	556185	932	228707	0.25
FCT7	562228	556197	931	199797	0.03
FCT8	562261	556172	930	199702	0.02
FCT9	562351	556214	892	199566	0.02
KBST1	562233	558874	806	92527	0.08
KBST11	564315	558917	838	92634	0.01
KBST12	563526	558893	813	92623	0.01
KBST13	564688	556134	764	228971	0.12
KBST14	564709	556112	765	228872	0.11
KBST14A	564686	556073	765	233568	0.31
KBST15	562263	558870	810	228835	0.07

CHANNEL/TRENCH ID	COLLAR X	Y	Z	SAMPLE NO	Au (g/t)
KBST16	562320	558936	786	229238	0.06
KBST17	561918	558603	800	229014	0.02
KBST18	561931	558590	800	229037	0.02
KBST19	564842	558134	804	229441	0.02
KBST2	561977	558659	802	92135	0.03
KBST20	563508	560895	901	229949	0.01
KBST21	564700	556071	764	233604	0.02
KBST22	564653	555923	764	233707	0.02
KBST23	564491	556178	764	233984	0.01
KBST24	564668	555911	764	234257	0.10
KBST25	566119	555923	764	233912	0.01
KBST26	562754	558719	764	196141	0.04
KBST27	562635	558923	764	196066	0.02
KBST28	562565	558860	763	195521	0.05
KBST3	562491	558765	822	92600	0.06
KBST4	562229	558316	800	91144	0.02
KBST5	562309	557911	797	91214	0.02
KBST6	563521	557752	772	95122	0.01
KBST7	564707	556132	764	95176	0.11
KBST7A	564635	556054	763	233284	0.08
KBST8	564312	557644	778	95479	0.01
KBST9	563654	559763	920	92774	0.01
KBT1	562625	556281	773	40599	0.01
KBT2	563409	555047	767	40587	0.01
KBT3	563058	556188	794	92963	0.17
KBT4	562660	555366	708	92788	0.02
KGBT1	563657	556082	772	33488	0.02
KGBT10	563227	556540	831	228591	0.02
KGBT11	563498	556205	782	228993	0.62
KGBT12	563517	556176	798	228848	0.03
KGBT13	563617	556216	817	229199	0.06
KGBT14	563693	555661	777	229248	0.03
KGBT15	563898	555744	771	229270	0.02
KGBT16	563630	556137	804	230076	0.32
KGBT17	563360	555376	747	229415	0.02
KGBT18	563653	556161	809	221530	0.14
KGBT19	563653	556258	798	221589	0.06
KGBT2	563431	556118	757	95100	0.07
KGBT3	563602	556160	816	95550	5.60
KGBT4	563580	556197	821	92199	0.06
KGBT6	564062	556071	765	92211	0.05
KGBT7	563711	555737	763	92222	0.11
KGBT8	563618	556145	806	227987	0.95
KGBT9	563597	556178	815	228776	0.49
KGBWCH1	563145	556145	810	227772	11.16
KGBWCH2	563054	556155	793	227777	0.18
KGBWT1	563042	556144	790	200423	1.00
KGBWT2	563050	556170	793	200585	0.37
KGBWT3	563081	556141	800	201392	0.21
KGBWT4	563070	556113	799	201440	0.02
KGBWT5	563107	556078	806	194284	0.02
KGBWT6	563279	556185	828	194338	0.06
KGBWT7	563018	556177	794	194431	0.15
KGBWT8	563028	556253	814	195037	0.01
KKCH1	561495	556944	965	200663	5.84
KKCH10	561518	557081	954	200728	6.20
KKCH11	561514	557054	956	200742	1.52
KKCH12	561473	557254	909	200747	0.44
KKCH13	561509	557249	905	200767	1.11
KKCH14	561514	557243	909	200771	0.62
KKCH15	561522	557030	966	198743	10.04
KKCH16	561519	557030	966	198747	5.86
KKCH17	561495	556949	966	200665	8.95
KKCH2	561490	556962	966	200670	13.72
KKCH3	561488	556970	967	200676	35.19
KKCH4	561488	556970	967	200680	15.83
KKCH5	561514	557017	969	200687	2.05
KKCH6	561526	557149	944	200690	3.79
KKCH7	561526	557146	944	200695	1.45
KKCH8	561524	557136	944	200698	1.72
KKCH9	561530	557076	953	200708	6.80
KKNST1	561571	556553	931	40631	0.02
KKNST10	561483	556528	930	195065	0.67

CHANNEL/TRENCH ID	COLLAR X	Y	Z	SAMPLE NO	Au (g/t)
KKNST2	561629	556501	917	35979	0.02
KKNST3	561463	556524	932	230022	0.41
KKNST4	561449	556523	933	230063	0.32
KKNST5	561440	556541	936	229996	0.05
KKNST6	561499	556520	925	234142	0.69
KKNST7	561519	556629	918	233994	0.13
KKNST8	561517	556531	926	221483	0.69
KKNST9	561535	556502	911	195160	0.49
KKT2	561469	557216	909	39427	0.06
KKT3	561600	557019	937	39329	0.04
KKT3B	561596	557066	938	39657	0.04
KKT3C	561593	557077	935	39681	0.08
KKT3D	561584	557115	935	39698	0.06
KKT4A	561479	557016	958	39446	0.48
KKT4C	561486	557066	943	39471	0.05
KKT4D	561508	557099	944	39512	2.46
KKT5	561496	557169	929	39891	0.20
KKT6	561495	557123	934	200642	0.06
KKT7	561536	557110	946	200607	0.36
KKT8	561532	557087	950	198739	0.36
KKT9	561528	557065	957	198929	0.45
KMBCH1	557870	560667	727	199988	0.10
KMBT1	558428	560343	705	222199	0.36
KMBT10	558070	560641	693	194054	0.02
KMBT11	558125	560692	880	194459	0.02
KMBT2	558275	560403	706	199842	0.32
KMBT3	557866	560666	725	200094	0.10
KMBT4	558465	560319	705	222592	0.20
KMBT5	558404	560381	704	222515	0.81
KMBT6	557953	560774	721	193998	0.20
KMBT7	558010	560708	694	199063	0.35
KMBT8	558547	560341	707	193987	0.29
KMBT9	558259	560471	692	194048	0.06
KMKT1	563004	556512	850	228615	0.02
KMKT2	562893	556816	816	228546	0.03
KST1	561342	557077	917	31546	2.57
KST10	561103	557014	888	233079	0.15
KST11	561113	556999	884	229880	0.23
KST12	561117	556990	879	232231	0.11
KST12A	561117	556990	879	233442	0.01
KST13	561323	557055	916	233466	0.61
KST14	560942	556797	813	232935	0.45
KST15	560906	556815	818	233483	0.03
KST16	561315	557070	903	233788	1.06
KST17	561312	557065	902	234010	0.37
KST18	561301	557060	900	234180	3.45
KST19	560925	556855	828	233822	0.01
KST2	561328	557076	914	40430	0.22
KST20	560981	556605	787	234201	0.46
KST21	561050	556607	797	233776	0.05
KST22	561019	556389	883	228672	0.02
KST3	561147	557030	893	59767	0.77
KST4	561109	557011	889	91045	0.70
KST5	561005	556613	795	92891	1.01
KST6	561120	557039	894	91936	0.27
KST7	561369	556371	936	228649	0.03
KST8	561250	556770	852	229982	0.02
KST9	560971	556786	807	229971	1.06
KTCH1	564234	555907	800	200760	0.02
KTCH2	564234	555907	800	200766	0.02
KTT1	563821	555303	747	229589	0.01
KTT10	564126	554712	737	229670	0.08
KTT11	564599	554915	781	229514	0.06
KTT12	564866	554850	781	229657	0.02
KTT2	564377	555162	784	229580	0.01
KTT3	564084	555580	775	229496	0.08
KTT4	564308	555470	770	229306	0.02
KTT5	564203	555295	772	229458	0.01
KTT6	563658	554672	701	229632	0.20
KTT7	563935	554734	735	229626	0.01
KTT8	563960	554737	740	229615	0.02
KTT9	564040	554689	743	229610	0.03
LGT1	559635	557362	895	59952	0.02

CHANNEL/TRENCH ID	COLLAR X	Y	Z	SAMPLE NO	Au (g/t)
MBCH1	560657	557978	960	234434	0.47
MBCH10	560560	557830	920	200757	0.20
MBCH2	560654	557975	960	234437	0.73
MBCH3	560650	557975	959	234440	0.73
MBCH4	560659	557972	964	234443	0.53
MBCH5	560670	557968	969	234621	0.19
MBCH6	560677	557956	971	234629	2.09
MBCH7	560709	557941	979	234633	1.25
MBCH8	560663	558008	949	234638	1.15
MBCH9	560560	557830	920	200755	0.04
MBT1	560704	557903	980	40999	0.06
MBT10	561038	558075	871	93384	0.02
MBT11	562157	557210	833	227860	0.05
MBT12	562008	557110	831	227844	0.06
MBT13	562174	557199	834	227871	0.06
MBT14	562154	557236	837	228198	0.02
MBT15	561783	558345	809	228164	0.03
MBT16	561761	558388	807	228518	0.02
MBT2	560664	557923	967	35943	1.39
MBT3	560806	557819	995	35894	2.03
MBT4	561159	557654	906	92472	0.23
MBT5	561155	557678	920	92340	
MBT6	561189	557654	910	92453	0.11
MBT8	561774	557567	908	93407	0.05
MBT9	561394	558119	830	94067	0.06
MST1	558937	563777	759	92799	0.01
MST10	559774	562050	946	93894	0.02
MST11	558925	560934	712	93493	0.03
MST12	559461	562540	910	199504	0.01
MST13	559536	562520	967	222496	0.01
MST2	558742	563591	752	92924	0.01
MST3	558195	561647	696	93311	0.01
MST4	559054	562552	786	93159	0.01
MST5	560234	562272	1,120	93810	0.02
MST6	559887	560206	738	93291	0.06
MST7	558371	563685	768	93701	0.02
MST8	558535	563603	757	93361	0.02
MST9	559294	562595	851	94031	0.01
MTGCH1	559004	560012	725	200149	1.71
MTGCH2	559010	560017	730	200156	0.90
MTGCH3	559014	560018	728	200159	3.34
MTGCH4	559017	560022	732	200163	0.81
MTGCH5	559017	560024	727	200166	1.12
MTGT1	558626	559903	704	91479	0.11
MTGT10	558792	559863	712	229797	0.19
MTGT11	558681	559928	714	233341	0.42
MTGT12	558650	559957	714	233348	0.17
MTGT13	559164	557956	793	229773	0.01
MTGT14	559428	557779	937	233330	0.03
MTGT15	559404	557816	923	233394	0.01
MTGT16	559448	557767	941	233056	0.05
MTGT17	559456	557780	944	234190	0.02
MTGT18	558720	559892	712	234320	0.18
MTGT19	558750	559883	712	234403	0.16
MTGT2	558890	559949	730	91373	0.21
MTGT20	558999	560007	732	234399	0.42
MTGT21	559390	557853	903	234077	0.05
MTGT22	559383	557954	873	234378	0.02
MTGT26	559025	560031	727	199685	0.05
MTGT27	559004	560034	728	199069	
MTGT28	558991	560005	733	193864	2.38
MTGT29	558971	560000	733	193899	0.26
MTGT3	558779	559835	709	91402	0.07
MTGT30	558950	559996	734	194496	0.04
MTGT4	559325	557946	856	92320	0.11
MTGT5	559126	557735	850	92720	
MTGT6	558964	560068	725	92688	0.14
MTGT6A	558964	560068	725	230228	0.12
MTGT7	558993	560024	731	230149	0.20
MTGT8	559297	560113	728	92671	0.08
MTGT8A	559297	560113	728	233170	0.05
MTGT9	558820	559850	713	233495	0.13
MVNT1	560368	558044	911	39855	0.13

CHANNEL/TRENCH ID	COLLAR X	Y	Z	SAMPLE NO	Au (g/t)
MVNT10	560250	557784	925	40795	0.27
MVNT12	560218	557788	912	40820	0.29
MVNT14	560182	557791	906	40851	0.44
MVNT16	560171	557809	900	40861	0.45
MVNT17	560147	557787	900	40924	0.07
MVNT2	560341	557821	944	39966	0.53
MVNT21	560396	557802	948	40963	0.12
MVNT22	560537	557729	934	35824	1.70
MVNT23	560574	557740	939	59620	0.11
MVNT25	560656	557651	931	59623	7.44
MVNT25	560438	557792	937	59629	0.54
MVNT26	560190	558034	945	31942	0.02
MVNT27	560584	557641	933	95291	0.75
MVNT28	560467	557781	937	95299	1.74
MVNT29	560471	557772	933	95421	2.09
MVNT3	560477	557716	936	40364	2.00
MVNT30	560369	558138	894	91994	0.02
MVNT31	560340	558209	865	92827	0.07
MVNT32	560363	558347	825	92861	0.02
MVNT33	559637	558185	888	92779	0.03
MVNT4	560381	557804	950	40347	0.74
MVNT5	560627	557674	944	40737	1.00
MVNT6	560360	557870	942	40938	0.07
MVNT7	560330	557783	935	40893	1.77
MVNT8	560285	557768	926	40779	0.19
NSCH1	561800	556520	800	200656	0.94
NSCH2	561800	556473	800	200659	0.19
NSCH3	561591	556613	890	195208	7.06
NST1	561841	556463	979	39569	0.29
NST10	561787	556551	979	40724	1.47
NST11	561956	556454	961	40649	0.56
NST12	561993	556409	966	35926	0.03
NST13	561705	556608	939	200275	2.85
NST14	561690	556652	923	195206	0.04
NST15	561720	556577	945	194554	0.09
NST17	561745	556543	961	200827	0.17
NST17	561706	556642	935	200848	0.07
NST18	561744	556643	946	201353	0.35
NST19	561721	556681	920	198713	0.04
NST2	561841	556491	979	40187	0.06
NST20	561652	556508	916	194579	0.11
NST21	561633	556532	914	194648	0.06
NST22	561611	556564	913	194788	0.02
NST23	561578	556598	912	194999	0.04
NST3	561819	556507	984	39992	0.33
NST4	561779	556512	979	39714	1.68
NST5	561804	556565	977	35932	1.61
NST5B	561811	556552	979	40663	0.80
NST5BA	561804	556532	984	39900	5.45
NST5BB	561787	556521	983	40138	4.16
NST6A	561812	556307	917	39762	0.03
NST6B	561841	556402	932	39781	0.05
NST7	561835	556421	966	40258	0.40
NST8	561891	556441	978	40236	0.40
NST9	561777	556600	969	40720	0.52
SKCH1	560762	557230	854	213449	1.14
SKCH10	560893	557019	804	194289	0.69
SKCH2	560762	557232	854	213450	0.27
SKCH3	560653	557106	820	200541	0.25
SKCH4	560676	557125	833	200808	0.21
SKCH5	560674	557123	833	200810	0.05
SKCH6	560696	557117	833	200850	0.03
SKCH7	560830	557435	909	200791	0.19
SKCH8	560834	557433	995	200800	1.85
SKCH9	560332	557208	855	200804	0.15
SKT1	560471	556849	792	38970	0.03
SKT10	560524	556882	792	228185	0.04
SKT11	560546	556726	827	228407	0.03
SKT12	560507	556881	792	228370	0.03
SKT13	560791	557300	879	230111	0.11
SKT14	560833	557256	870	230229	1.62
SKT15	560744	557160	837	221688	0.06
SKT17	560654	557104	821	222293	0.81

CHANNEL/TRENCH		COLLAR		SAMPLE	Au
ID	X	Y	Z	NO	(g/t)
SKT17	560690	557114	825	222363	0.17
SKT18	560326	557202	838	201442	0.89
SKT19	560649	557128	817	198789	0.07
SKT20	560717	557113	826	198824	0.02
SKT21	560813	557429	913	194497	0.26
SKT22	560837	557412	917	201287	0.15
SKT2A	560500	556897	799	38990	0.02
SKT2B	560508	556917	807	39006	0.02
SKT2C	560512	556934	800	39018	0.01
SKT3	560617	557163	814	39079	0.02
SKT4	560255	557139	800	59857	0.33
SKT5	560947	557181	839	92731	0.04
SKT6	560790	557274	873	228051	0.50
SKT7	560712	557175	832	91692	0.63
SKT8	560706	557194	834	228076	0.11
SKT9	560815	557257	870	228246	0.16
YVT1	565992	553703	714	94074	0.02
YVT3	566285	554658	961	94135	0.01
YVT4	565614	554334	710	228329	2.17
YVT5	565677	554313	733	228289	0.03
YVT6	565666	554496	714	228355	0.03
YVT7	565582	554321	715	221766	0.01
YVT8	565670	554685	722	221571	0.01
SKT23	560556	557180	819	196278	0.09
SKT24	560325	557160	846	196318	0.02
SKT25	560292	557190	847	196373	0.16
KKNST9	561535	556502	911	195160	0.49
KKNST10	561483	556528	930	195065	0.66
KST23	560931	556640	784	195342	0.15
FBCH15	561681	556473	917	195052	0.15
FBCH16	561676	556409	903	196434	0.64
KMBT12	558012	560768	698	196596	0.12
KMBT13	558069	560735	695	196581	0.10
KMBT14	558589	560328	694	196419	0.41

Appendix 20: Database of Auger Drilling Holes

BHID	COLLAR X	Y	Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD001	560961	557540	969	223472	0.5	0.23
NAD002	560975	557532	975	223475	0.5	1.96
NAD003	560967	557525	977	223478	0.5	0.37
NAD004	560937	557495	972	223482	0.5	0.34
NAD005	560908	557464	955	223486	0.4	0.30
NAD006	560911	557470	955	223490	0.8	0.41
NAD007	560878	557436	940	223491	0.5	0.22
NAD008	561010	557572	952	223494	0.5	1.10
NAD009	561043	557608	931	223497	0.5	0.93
NAD010	561071	557638	918	223503	0.5	0.22
NAD011	561102	557666	907	223508	0.5	0.05
NAD012	561109	557723	938	223512	0.2	0.01
NAD013	561074	557699	922	223515	0.5	0.06
NAD014	561044	557662	935	223520	0.5	0.39
NAD015	561013	557633	954	223525	0.5	1.61
NAD016	560985	557599	962	223531	0.5	2.67
NAD017	560960	557572	980	223537	0.5	2.83
NAD018	560903	557516	977	223542	0.5	0.47
NAD019	560875	557489	958	223546	0.5	0.82
NAD020	560847	557457	940	223552	0.5	0.39
NAD021	560818	557420	913	223556	0.5	0.45
NAD022	560730	557387	875	223559	0.5	0.16
NAD023	560757	557419	892	223562	0.5	0.34
NAD024	560783	557444	907	223565	0.5	0.97
NAD025	560813	557472	926	223570	0.5	0.55
NAD026	560832	557507	943	223573	0.5	0.93
NAD027	560862	557540	963	223579	0.5	1.16
NAD028	560895	557565	977	223583	0.5	0.69
NAD029	560950	557636	980	223586	1	0.23
NAD030	560980	557663	965	223588	0.5	1.22
NAD031	561007	557688	956	223593	0.5	1.65
NAD032	561043	557721	941	223599	0.3	0.12
NAD033	561059	557743	950	223603	0.8	0.02
NAD034	561083	557771	955	223607	0.5	0.04
NAD035	561057	557792	963	223610	0.5	0.03
NAD036	561027	557752	958	223615	0.5	0.04
NAD037	561010	557744	958	223619	0.5	0.55
NAD038	560978	557709	970	223626	0.5	1.22
NAD039	560954	557690	977	223633	0.5	0.82
NAD040	560864	557595	969	223640	0.5	1.94
NAD041	560846	557562	957	223646	0.5	3.54
NAD042	560812	557539	939	223651	0.5	1.24
NAD043	560781	557505	922	223655	0.5	0.91
NAD044	560754	557473	907	223659	0.5	0.45
NAD045	560727	557433	886	223665	0.5	0.29
NAD046	560693	557478	901	223669	0.5	0.04
NAD047	560724	557506	909	223673	0.5	0.25
NAD048	560744	557531	917	223679	0.5	1.11
NAD049	560774	557560	930	223683	0.5	2.69
NAD050	560800	557586	943	223688	0.5	3.72
NAD051	560843	557629	969	223693	0.5	6.65
NAD052	560866	557656	978	223699	0.5	0.22
NAD053	560921	557714	985	223702	0.5	0.06
NAD054	560947	557740	982	223705	0.5	0.97
NAD055	560971	557770	986	223711	0.5	0.44
NAD056	561000	557798	988	223718	0.5	0.95
NAD057	561014	557816	977	223721	0.5	0.06
NAD058	560699	557542	906	223724	0.5	1.62
NAD059	560727	557570	919	223731	0.5	1.50
NAD060	560757	557599	933	223736	0.5	1.42
NAD061				223743	1.3	1.01
NAD062	560842	557688	984	223749	0.5	1.28
NAD063	560845	557689	985	223755	0.5	1.07
NAD064	560892	557740	993	223757	0.5	1.37
NAD065	560922	557769	994	223760	0.5	0.59
NAD066	560948	557796	995	223766	0.5	0.17
NAD067	560976	557825	996	223774	0.5	0.23
NAD068	561000	557846	979	223780	0.5	0.04
NAD069	560974	557883	976	223785	0.5	0.05
NAD070	560945	557852	1003	223792	0.5	0.18
NAD071	560918	557824	1005	223796	0.5	0.05

BHID	COLLAR X	Y	Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD072	560888	557797	1003	223801	0.5	0.15
NAD073	560862	557768	1004	223807	0.5	0.03
NAD074	560831	557733	986	223808	0.5	0.36
NAD075	560828	557733	986	223810	0.5	1.86
NAD076	560785	557689	964	223817	0.5	3.52
NAD077	560759	557661	949	223822	0.5	0.43
NAD078	560732	557637	936	223826	0.5	30.07
NAD079	560710	557614	924	223833	0.5	3.57
NAD080	560710	557666	936	223840	0.5	0.35
NAD081	560734	557692	951	223846	0.5	0.72
NAD082	560755	557720	961	223850	0.5	1.31
NAD083	560780	557742	980	223856	0.5	1.74
NAD084	560803	557769	993	223863	0.5	3.57
NAD085	560834	557796	1006	223867	0.5	0.32
NAD086	560862	557823	1004	223870	0.5	0.14
NAD087	560891	557849	1010	223878	0.5	0.03
NAD088	560921	557879	1001	223882	0.5	0.04
NAD089	560892	557914	992	223885	0.5	0.02
NAD090	560860	557883	1003	223890	1	0.01
NAD091	560830	557856	996	223896	1	0.10
NAD092	560801	557830	997	223900	1	0.13
NAD093	560771	557801	990	223904	1	0.81
NAD094	560745	557775	981	223905	0.5	1.50
NAD095	560716	557744	957	223912	0.5	0.30
NAD096	560884	557285	868	223916	0.5	0.07
NAD097	560880	557276	866	223919	0.5	0.08
NAD098	560863	557254	863	223921	0.5	0.22
NAD099	560855	557253	865	223924	0.5	0.17
NAD100	560845	557241	864	223926	0.5	0.57
NAD1000	558333	560395	706	219898	0.5	0.07
NAD1001	558341	560402	706	219906	0.5	0.04
NAD1002	558349	560410	705	219914	0.5	0.05
NAD1003	558357	560417	705	219918	0.5	0.03
NAD1004	558363	560423	704	219924	0.5	0.04
NAD1005	558370	560429	703	219931	0.5	0.04
NAD1006	558376	560436	701	219936	0.5	0.76
NAD1007	558385	560444	699	219941	0.5	0.06
NAD1008	558393	560452	695	219946	0.5	0.05
NAD1009	558402	560460	692	219950	0.5	0.37
NAD101	560841	557240	863	223931	0.5	0.13
NAD1010	558410	560464	688	219956	0.5	0.03
NAD1011	558426	560405	702	219959	0.5	0.04
NAD1012	558433	560412	701	219964	0.5	0.51
NAD1013	558440	560419	699	219966	0.5	0.05
NAD1014	558446	560426	696	219975	0.5	0.04
NAD1015	558453	560430	694	219980	0.7	0.04
NAD1016	558451	560316	705	219983	0.5	0.05
NAD1017	558461	560323	705	219991	0.5	0.03
NAD1018	558466	560330	706	220000	0.5	0.27
NAD1019	558473	560338	706	196604	0.5	0.02
NAD102	560870	557263	863	223933	0.5	0.21
NAD1020	558481	560346	706	196612	0.5	0.04
NAD1021	558487	560352	706	196621	0.5	0.08
NAD1022	558495	560360	705	196628	0.5	0.04
NAD1023	558502	560366	705	196636	0.5	0.06
NAD1024	558509	560373	704	196643	0.5	0.21
NAD1025	558515	560380	704	196650	0.5	0.04
NAD1026	558523	560386	704	196657	0.5	0.08
NAD1027	558529	560393	703	196664	0.5	3.68
NAD1028	558538	560403	701	196670	0.5	0.06
NAD1029	558544	560408	700	196677	0.5	0.04
NAD103	560780	557224	857	223935	0.5	0.07
NAD1030	558551	560415	698	196683	0.5	0.03
NAD1031	558555	560423	695	196688	0.7	0.03
NAD1032	558566	560428	691	196691	0.5	0.03
NAD1033	558609	560304	711	196696	0.5	0.05
NAD1034	558617	560311	711	196703	0.5	0.03
NAD1035	558626	560318	709	196710	0.5	0.07
NAD1036	558632	560325	708	196714	0.5	0.06
NAD1037	558639	560331	706	196718	0.5	0.03
NAD1038	558648	560337	706	196723	0.5	0.03
NAD1039	558653	560343	704	196726	0.5	0.04
NAD104	560773	557216	855	223940	0.9	0.06

BHID	COLLAR X	Y	Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1040	558661	560350	703	196730	0.5	0.04
NAD1041	558669	560361	701	196734	0.7	0.02
NAD1042	558454	560155	698	196737	0.5	0.01
NAD1043	558460	560162	698	196744	0.5	0.03
NAD1044	558468	560169	697	196748	0.5	0.04
NAD1045	558476	560177	696	196753	0.5	0.01
NAD1045				196758	1	0.02
NAD1047	558489	560190	693	196765	0.5	0.01
NAD1048	558499	560203	692	196771	0.5	0.01
NAD1049	558508	560211	693	196779	0.5	0.02
NAD105	560767	557212	851	223946	0.5	0.09
NAD1050	558245	559969	693	196784	0.5	0.01
NAD1051	558237	559964	695	196789	0.5	0.02
NAD1052	558230	559957	696	196795	0.5	0.01
NAD1053	558224	559949	697	196802	0.5	0.01
NAD1054	558212	559942	699	196809	0.5	0.01
NAD1055	558112	559741	705	196817	0.5	0.01
NAD1056	558118	559748	705	196825	0.5	0.02
NAD1057	558126	559756	705	196832	0.5	0.01
NAD1058	558134	559764	705	196839	0.5	0.02
NAD1059	558139	559769	705	196847	0.5	0.01
NAD1060	557192	560263	685	196856	0.5	0.64
NAD1061	557199	560270	685	196860	0.5	0.01
NAD1062	557204	560276	684	196865	0.5	0.01
NAD1063				196872	0.5	0.03
NAD1064	557219	560291	683	196879	0.5	0.04
NAD1065	557226	560298	682	196882	0.5	0.01
NAD1066	557227	560299	682	196887	0.5	4.58
NAD1067	557234	560305	682	196892	0.5	0.05
NAD1068	557240	560313	681	196900	0.5	0.01
NAD1069	557248	560318	680	196903	0.5	0.02
NAD107	560752	557199	846	223952	0.5	0.29
NAD1070	557251	560325	680	196907	0.5	0.02
NAD1071	557263	560338	680	196909	0.5	0.01
NAD1072	557365	560445	686	196912	1.45	0.03
NAD1073	557374	560452	687	196917	0.5	0.02
NAD1074	557381	560460	688	196923	0.5	0.03
NAD1075	557388	560468	688	196929	0.5	0.01
NAD1076	557395	560474	688	196933	0.5	0.02
NAD1077	556956	560923	698	196940	0.5	0.05
NAD1078	556964	560933	699	196945	0.5	0.03
NAD1078				196948	1	0.05
NAD108	560735	557195	841	223955	0.5	0.05
NAD1080	556978	560946	700	196954	0.5	0.24
NAD1081	556985	560954	699	196957	0.5	0.03
NAD1082	556990	560959	699	196964	0.5	0.05
NAD1083	556997	560967	699	196970	0.5	0.02
NAD1084	557004	560973	699	196978	0.5	0.02
NAD1085	557012	560980	699	196984	0.5	0.02
NAD1086	557019	560988	698	196992	0.5	0.02
NAD1087	557026	560994	699	196997	0.5	0.02
NAD1088	557033	561003	699	197003	0.5	0.03
NAD1089	556975	560834	686	197012	0.5	0.06
NAD109	560738	557185	840	223958	0.5	0.07
NAD1090	556983	560840	690	197022	0.5	0.08
NAD1091	556990	560848	694	197029	0.5	0.08
NAD1092	556994	560853	696	197037	0.5	0.28
NAD1093	557003	560860	699	197041	0.5	0.12
NAD1095	557017	560875	703	197051	0.5	0.14
NAD1096	557024	560881	703	197054	0.5	0.07
NAD1097	557031	560888	701	197058	0.5	0.08
NAD1098	557229	560971	694	197062	0.5	0.03
NAD1099	557238	560978	694	197066	0.5	0.02
NAD110				223962	1	0.05
NAD1100	557245	560986	696	197071	0.5	0.02
NAD1101	557252	560993	696	197077	0.5	0.02
NAD1102	557261	561002	696	197081	0.5	0.02
NAD1103	558408	560946	691	197084	0.5	0.02
NAD1104	558420	560952	691	197089	0.5	0.05
NAD1105	558426	560960	695	197093	0.5	0.06
NAD1106	558429	560968	698	197096	0.5	0.09
NAD1107	558438	560972	701	197101	0.5	0.16
NAD1108	558444	560977	702	197104	0.5	0.08

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1109	558457	560988	707	197109	0.5	0.34
NAD111	560726	557171	835	223963	0.5	0.06
NAD1110	558463	560996	710	197114	0.5	0.04
NAD1111	558469	561001	712	197117	0.5	0.03
NAD1112	558330	560968	695	197122	0.5	0.02
NAD1113	558339	560974	693	197125	0.5	0.02
NAD1114	558347	560980	693	197131	1.1	0.02
NAD1115	558356	560988	692	197134	1	0.01
NAD1116	558363	560995	692	197135	0.5	0.01
NAD1117	558280	561134	692	197139	0.5	0.01
NAD1118	558288	561142	693	197141	0.5	0.01
NAD1119	558295	561149	695	197145	0.5	0.01
NAD112	560710	557190	835	223966	0.3	0.05
NAD1120	558415	561141	707	197150	0.5	0.03
NAD1121	558409	561142	707	197153	0.5	0.03
NAD1122	558402	561127	706	197159	0.5	0.07
NAD1123	558393	561122	706	197163	0.5	0.17
NAD1124	558389	561116	706	197169	0.5	0.17
NAD1125	558380	561105	704	197173	0.5	0.07
NAD1126	558373	561099	703	197176	0.5	0.05
NAD1127	558367	561094	703	197181	0.5	0.03
NAD1128	558360	561086	703	197185	0.5	0.03
NAD1128	558360	561086	703	197187	1	0.03
NAD1129	558353	561079	703	197190	0.5	2.77
NAD113	560715	557196	836	223970	0.5	0.02
NAD1130	558347	561072	703	197193	0.5	0.26
NAD1131	558337	561062	702	197200	0.5	0.03
NAD1132	558332	561057	702	197204	0.5	0.01
NAD1133	557948	560368	698	197208	0.5	0.01
NAD1134	557964	560377	699	197211	0.5	0.01
NAD1135	557972	560381	699	197216	0.5	0.01
NAD1136	557979	560384	700	197219	0.5	0.02
NAD1137	557983	560396	700	197224	0.5	0.02
NAD1138	558134	560311	704	197226	0.5	0.02
NAD1139	558140	560317	704	197229	0.5	0.01
NAD114	560722	557203	839	223972	0.5	0.11
NAD1140	558146	560325	704	197232	0.5	0.01
NAD1141	558155	560333	704	197236	0.5	0.02
NAD1142	558161	560340	704	197242	0.5	0.01
NAD1143	558626	560210	715	197246	0.5	0.01
NAD1144	558644	560226	715	197254	0.5	0.01
NAD1145	558654	560241	715	197262	0.5	0.04
NAD1146	558672	560255	714	197267	0.5	0.04
NAD1147	558683	560270	713	197273	0.8	0.04
NAD1148	558696	560285	710	197277	0.5	0.05
NAD1149	558713	560297	708	197280	0.5	0.04
NAD115	560729	557208	843	223977	1.4	0.25
NAD1150	558726	560308	706	197287	1	0.03
NAD1151	558739	560322	703	197292	1	0.02
NAD1152	558754	560337	701	197295	1.3	0.02
NAD1153	558769	560351	699	197298	0.5	0.04
NAD1154	558831	560304	702	197303	0.75	0.02
NAD1155	558817	560292	703	197306	1.3	0.67
NAD1156	558803	560277	706	197308	0.5	0.02
NAD1157	558789	560262	708	197312	0.5	0.07
NAD1158	558773	560248	710	197317	0.5	0.03
NAD1159	558759	560234	712	197322	0.5	0.07
NAD116	560735	557215	846	223978	0.5	0.38
NAD1160	558746	560220	713	197326	0.5	0.02
NAD1161	558732	560203	714	197331	0.5	0.02
NAD1162	558717	560189	715	197337	0.5	0.02
NAD1163	558707	560176	716	197345	0.5	0.02
NAD1164	558692	560166	717	197353	0.5	0.02
NAD1165	558769	560128	718	197357	0.5	3.55
NAD1166	558782	560141	717	197361	0.5	0.02
NAD1167	558797	560155	714	197366	0.5	0.02
NAD1168	558811	560169	713	197371	0.5	0.03
NAD1169	558824	560182	712	197376	0.5	0.23
NAD117	560743	557221	848	223985	0.5	0.12
NAD1170	558839	560197	710	197378	0.5	0.11
NAD1171	558853	560211	708	197382	0.5	0.02
NAD1172	558866	560224	706	197385	0.5	0.02
NAD1173	558880	560238	704	197388	0.5	0.02

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1174	558895	560253	702	197392	0.5	0.04
NAD1175	558908	560265	701	197395	0.5	0.03
NAD1176	558965	560234	700	197398	0.5	0.04
NAD1177	558972	560222	703	197404	0.5	0.03
NAD1178	558958	560208	704	197408	0.5	0.03
NAD1179	558943	560191	707	197413	0.5	0.03
NAD118	560751	557229	853	223988	0.5	0.09
NAD1180	558929	560177	709	197416	0.5	0.03
NAD1181	558909	560157	712	197420	0.5	0.03
NAD1182	558895	560143	714	197423	0.5	0.03
NAD1183	558885	560132	713	197429	0.5	0.03
NAD1184	558869	560118	718	197432	0.5	0.03
NAD1185	558856	560106	719	197438	0.5	0.03
NAD1186	558843	560090	720	197444	0.5	0.02
NAD1187	558907	560043	726	197451	0.5	0.03
NAD1188	558921	560059	725	197454	0.5	0.06
NAD1189	558932	560075	725	197458	0.5	0.05
NAD119	560756	557234	854	223990	0.5	0.90
NAD1190	558950	560089	723	197466	0.5	0.07
NAD1191	558963	560102	722	197475	0.5	0.44
NAD1192	558977	560116	718	197480	0.5	0.09
NAD1193	558991	560131	715	197485	0.5	0.07
NAD1194	559004	560143	712	197490	0.5	0.06
NAD1195	559019	560157	709	197494	0.5	0.05
NAD1196	559035	560174	706	197497	0.5	0.05
NAD1197	559052	560189	702	197504	0.5	0.04
NAD1198	559103	560128	705	197508	0.5	0.03
NAD1199	559091	560118	710	197513	0.5	0.04
NAD120	560765	557243	858	223992	0.3	0.14
NAD1200	559079	560105	713	197517	0.5	0.07
NAD1201	559062	560090	718	197521	0.5	0.06
NAD1202	559048	560075	722	197525	0.5	0.07
NAD1203	559032	560059	724	197530	0.5	0.08
NAD1204	559017	560043	728	197536	0.5	0.34
NAD1205	559003	560029	730	197544	0.5	2.92
NAD1206	558991	560017	732	197551	0.5	0.59
NAD1207	558977	560005	733	197557	0.5	0.09
NAD121	560778	557240	860	223995	0.5	0.05
NAD1216	559128	560033	717	197599	0.5	0.03
NAD1217	559142	560045	714	197603	0.5	0.03
NAD1218	559153	560060	714	197608	0.5	0.02
NAD1219	559169	560074	719	197612	0.5	0.03
NAD122	560758	557251	858	223999	0.5	0.06
NAD1220	558796	559700	698	197618	0.5	0.01
NAD1221	558808	559714	702	197621	0.5	0.01
NAD1222	558822	559727	705	197625	0.5	0.01
NAD1223	558840	559745	708	197630	0.5	0.01
NAD1224	558854	559759	711	197635	0.5	0.03
NAD1225	558869	559774	713	197642	0.5	0.02
NAD1226	558885	559792	716	197649	0.5	0.02
NAD1227	558897	559803	718	197652	0.5	0.02
NAD1228	558911	559816	722	197657	0.5	0.02
NAD1229	558928	559832	725	197662	1.1	0.02
NAD123	560751	557245	854	224005	0.8	0.74
NAD1230	558940	559845	726	197664	0.5	0.05
NAD1231	558954	559859	728	197668	0.5	0.02
NAD1232	558968	559873	729	197676	0.5	0.02
NAD1233	558982	559888	730	197683	0.5	0.03
NAD1234	558995	559901	730	197690	0.5	0.02
NAD1235	559010	559915	730	197693	0.5	0.03
NAD1236	558950	559973	734	197699	0.5	0.04
NAD1237	558934	559959	734	197707	0.5	0.04
NAD1238	558921	559947	733	197714	0.5	0.09
NAD1239	558906	559932	730	197726	1	0.03
NAD124	560743	557236	851	224006	0.5	0.10
NAD1240	558897	559921	729	197727	0.5	0.09
NAD1241	558879	559905	725	197732	0.5	0.04
NAD1242	558865	559891	723	197739	0.5	0.03
NAD1243	558853	559880	720	197746	0.5	0.04
NAD1244	558837	559865	716	197751	0.5	0.05
NAD1245	558824	559852	715	197757	0.5	0.04
NAD1246	558809	559838	711	197762	0.5	0.04
NAD1247	558798	559827	709	197768	0.5	0.03

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1248	558781	559810	706	197773	0.5	0.03
NAD1249	558765	559796	705	197779	0.5	0.03
NAD125	560737	557230	849	224008	0.5	0.35
NAD1250	558751	559783	703	197785	0.5	0.03
NAD1251	558741	559769	702	197793	0.5	0.03
NAD1252	558681	559820	702	197803	1	0.04
NAD1253	558692	559831	704	197811	1	0.03
NAD1254	558712	559850	707	197815	1	0.03
NAD1255	558724	559863	708	197820	1	0.04
NAD1256	558736	559874	710	197821	0.5	0.04
NAD1257	558747	559895	714	197826	0.5	0.08
NAD1258	558764	559908	717	197831	0.5	0.18
NAD1259	558781	559918	718	197836	0.5	0.04
NAD126	560731	557225	846	224013	0.5	0.07
NAD1260	558794	559931	720	197841	0.5	0.08
NAD1261	558808	559950	724	197845	0.5	0.05
NAD1262	558820	559959	724	197850	0.5	0.07
NAD1263	558836	559974	726	197855	0.5	0.03
NAD1264	558850	559988	728	197858	0.5	0.04
NAD1265	558863	560001	728	197863	0.5	0.03
NAD1266	558880	560015	727	197868	0.5	0.03
NAD1267	558892	560029	727	197872	0.5	0.02
NAD1268	558829	560076	721	197878	0.5	0.02
NAD1269	558813	560059	721	197885	0.5	0.02
NAD127	560722	557218	842	224016	0.5	0.17
NAD1270	558797	560046	722	197889	0.5	0.03
NAD1271	558782	560033	722	197894	0.5	0.03
NAD1272	558771	560018	723	197900	0.5	0.03
NAD1273	558759	560005	721	197904	0.5	0.03
NAD1274	558743	559992	720	197910	0.5	0.04
NAD1275	558731	559977	720	197918	0.5	0.03
NAD1276	558713	559964	719	197922	0.5	0.05
NAD1277	558700	559947	717	197928	0.5	0.29
NAD1278	558686	559935	715	197935	0.5	0.13
NAD1279	558674	559920	711	197942	0.5	0.09
NAD128	560717	557211	839	224021	0.5	0.93
NAD1280	558661	559907	709	197947	0.5	0.04
NAD1281	558644	559891	705	197952	0.5	0.04
NAD1282	558629	559879	702	197957	0.5	0.05
NAD1283	558755	560113	718	197963	0.5	0.02
NAD1284	558734	560095	719	197967	0.5	0.02
NAD1285	558720	560083	719	197972	0.5	0.03
NAD1286	558705	560067	719	197976	0.5	0.17
NAD1287	558692	560055	718	197981	0.5	0.03
NAD1288	558677	560041	717	197985	0.5	0.03
NAD1289	558664	560027	716	197989	0.7	0.09
NAD129	560711	557205	836	224023	0.5	0.04
NAD1290	558648	560013	715	197992	0.5	0.42
NAD1291	558635	560002	714	197997	0.5	0.03
NAD1292	558621	559987	712	198001	0.5	0.03
NAD1293	558605	559970	710	198006	0.5	0.03
NAD1294	558592	559958	708	198009	0.5	0.03
NAD1295	558575	559943	707	198013	0.5	0.05
NAD1296	558560	559928	705	198017	0.5	0.02
NAD1297	558676	560149	717	198022	0.5	0.02
NAD1298	558662	560135	717	198026	0.5	0.02
NAD1299	558650	560121	717	198031	0.5	0.03
NAD130	560701	557197	833	224024	0.5	0.04
NAD1300	558626	560118	716	198035	0.5	0.03
NAD1301	558613	560102	716	198040	0.5	0.09
NAD1302	558599	560090	715	198043	0.5	0.06
NAD1303	558585	560074	714	198046	0.5	0.03
NAD1304	558582	560050	713	198053	0.5	0.05
NAD1305	558567	560035	712	198058	0.5	0.02
NAD1306	558553	560019	710	198063	0.5	0.06
NAD1307	558539	560003	709	198069	0.5	0.02
NAD1308	558526	559990	707	198073	0.5	0.02
NAD1309	558611	560195	714	198077	0.5	0.01
NAD131	560690	557208	830	224027	0.5	0.08
NAD1310	558599	560183	713	198083	0.5	0.01
NAD1311	558583	560166	711	198088	0.5	0.01
NAD1312	558574	560154	712	198093	0.5	0.01
NAD1313	558559	560139	711	198099	0.5	0.02

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1314	558543	560123	711	198106	0.5	0.03
NAD1315	558531	560107	711	198112	0.5	0.02
NAD1316	558515	560093	711	198117	0.5	0.02
NAD1317	558501	560078	711	198122	0.5	0.01
NAD1318	558486	560063	709	198126	0.5	0.01
NAD1319	558473	560049	708	198130	0.5	0.04
NAD132	560695	557215	832	224029	0.5	0.15
NAD1320	558458	560032	706	198134	0.5	0.04
NAD1321	558202	560490	688	198140	0.5	0.05
NAD1322	558182	560476	690	198144	0.5	0.06
NAD1323	558169	560459	693	198149	0.5	0.40
NAD1324	558152	560446	692	198156	0.5	0.05
NAD1325	558136	560437	693	198163	0.5	0.02
NAD1326	558127	560426	697	198168	0.5	0.08
NAD1327	558109	560407	702	198173	0.5	0.04
NAD1328	558093	560393	703	198181	0.5	0.02
NAD1329	558082	560380	703	198187	0.5	0.03
NAD133	560706	557221	835	224034	0.7	0.13
NAD1330	558068	560368	703	198193	0.5	0.04
NAD1331	558051	560352	702	198197	0.5	0.02
NAD1332	558036	560338	702	198201	0.5	0.08
NAD1333	558026	560326	701	198206	0.5	0.02
NAD1334	557999	560412	700	198210	0.5	0.02
NAD1335	558012	560426	698	198218	0.5	0.02
NAD1336	558026	560439	695	198226	0.5	0.06
NAD1337	558039	560452	692	198230	0.5	0.03
NAD1338	558097	560510	683	198237	0.5	0.04
NAD1339	558118	560532	686	198245	0.5	0.04
NAD134	560709	557229	838	224037	0.5	0.23
NAD1340	558128	560540	688	198250	0.5	0.01
NAD1341	558142	560555	689	198254	0.5	0.01
NAD1342	558157	560569	691	198261	0.5	0.02
NAD1343	558097	560632	694	198267	0.5	0.02
NAD1344	558083	560618	691	198270	0.5	0.01
NAD1345	558065	560601	687	198274	0.5	0.01
NAD1346	557997	560526	686	198280	0.5	0.01
NAD1347	557984	560514	687	198287	0.5	0.01
NAD1348	557961	560491	689	198295	0.5	0.06
NAD1349	557947	560478	690	198302	0.5	0.07
NAD135	560720	557236	841	224040	0.7	0.06
NAD1350	557931	560461	688	198308	0.5	0.05
NAD1351	557918	560448	688	198312	0.5	0.92
NAD1352	557903	560433	687	198319	0.5	0.03
NAD1353	557880	560536	686	198325	0.5	0.28
NAD1354	557896	560546	686	198329	0.5	0.23
NAD1355	557913	560557	685	198335	0.5	0.23
NAD1356	557925	560582	690	198341	0.5	0.27
NAD1357	557943	560587	685	198345	0.5	0.09
NAD1358	557956	560603	687	198350	0.5	0.07
NAD1359	557970	560615	686	198354	0.5	0.04
NAD136	560726	557242	844	224043	0.5	0.47
NAD1360	557980	560627	684	198358	0.5	0.06
NAD1361	557992	560646	685	198362	0.5	0.02
NAD1362	558009	560661	687	198366	0.5	0.03
NAD1363	558024	560676	684	198371	0.5	0.01
NAD1364	558043	560683	687	198374	0.5	0.02
NAD1365	558071	560707	691	198376	0.5	0.07
NAD1366	558087	560721	692	198379	0.5	0.07
NAD1367	558093	560731	689	198384	0.5	0.06
NAD1368	558129	560768	686	198387	0.5	0.02
NAD1369	558149	560787	689	198389	0.5	0.02
NAD137	560732	557249	847	224045	0.7	0.11
NAD1370	558157	560793	690	198393	0.5	0.02
NAD1371	558171	560807	689	198396	0.5	0.02
NAD1372	558109	560643	695	198401	0.5	0.03
NAD1373	558127	560660	694	198406	0.5	0.02
NAD1374	558139	560677	693	198410	0.5	0.01
NAD1375	558153	560690	695	198415	0.5	0.01
NAD1376	558166	560708	695	198419	0.5	0.05
NAD1377	558184	560720	694	198425	0.5	0.05
NAD1378	558191	560732	691	198428	0.5	0.01
NAD1379	558239	560779	687	198434	0.5	1.07
NAD138	560740	557255	851	224048	0.5	0.12

BHID	X	COLLAR Y	Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1380	558257	560789	689	198438	0.5	0.26
NAD1381	558259	560811	687	198443	0.5	0.03
NAD1382	558172	560583	692	198447	0.5	0.01
NAD1383	558184	560597	694	198553	0.5	0.01
NAD1384	558197	560613	694	198558	0.5	0.18
NAD1385	558211	560627	694	198563	0.5	0.03
NAD1386	558225	560640	696	198569	0.5	0.02
NAD1387	558239	560654	698	198575	0.5	0.02
NAD1388	558256	560667	701	198579	0.5	0.02
NAD1389	558266	560678	702	198582	0.5	0.02
NAD139	560751	557263	857	224051	0.5	0.07
NAD1390	558281	560692	702	198588	0.5	0.06
NAD1391	558295	560705	703	198594	0.5	0.03
NAD1392	558308	560717	704	199102	0.5	0.04
NAD1393	558318	560732	704	199108	0.5	0.08
NAD1394	558216	560507	688	199114	0.5	0.03
NAD1395	558227	560518	686	199117	0.5	0.02
NAD1396	558255	560548	688	199120	0.5	0.02
NAD1397	558270	560563	693	199123	0.5	0.65
NAD1398	558327	560615	703	199125	0.5	0.02
NAD1399	558338	560634	704	199130	0.5	0.06
NAD140	560769	557250	860	224054	0.5	0.09
NAD1400	558352	560644	705	199134	0.5	0.03
NAD1401	560259	555676	689	198451	1	5.14
NAD1402	560271	555675	688	198456	1	0.41
NAD1403	560246	555675	689	198460	1	0.17
NAD1404	560261	555714	689	198465	1	0.49
NAD1405	560246	555712	690	198470	1	0.43
NAD1406	560235	555707	690	198474	1	0.34
NAD1407	560256	555751	691	198476	1	0.08
NAD1408	560242	555750	691	198480	1	0.38
NAD1409	560226	555749	691	198487	1	0.17
NAD141	560776	557256	864	224058	0.5	0.11
NAD1410	560261	555654	688	198493	1	1.73
NAD1411	560244	555652	688	198499	1	0.13
NAD1412	560253	555792	691	198503	1	0.14
NAD1413	560255	555792	691	198506	1	0.06
NAD1414	560235	555791	692	198511	1	0.10
NAD1415	560205	555791	692	198517	1	0.29
NAD1416	560221	555790	692	198523	0.5	0.21
NAD1417	560176	555793	693	198531	0.5	0.13
NAD1418	560157	555791	694	198538	0.8	0.02
NAD1419	560233	555840	693	198546	0.5	0.13
NAD142	560782	557263	866	224061	0.5	0.20
NAD143	560789	557270	871	224067	0.5	0.22
NAD1436	563161	555203	743	201223	0.5	0.02
NAD1437	563153	555197	743	201231	0.5	0.01
NAD1438	563146	555189	743	201242	0.5	0.01
NAD1439	563138	555183	743	201250	0.5	0.01
NAD144	560797	557277	875	224069	0.5	1.32
NAD1440	563132	555175	743	199158	0.5	0.01
NAD1441	563125	555168	743	199165	0.5	0.01
NAD1442	563119	555162	743	199170	0.5	0.02
NAD1443	563111	555154	743	199176	0.5	0.01
NAD1444	563104	555147	744	199181	0.5	0.02
NAD1445	563096	555138	743	199185	0.5	0.05
NAD1446	563089	555132	743	199189	0.5	0.03
NAD1447	563083	555125	743	199193	0.5	0.07
NAD1448	563076	555118	743	199196	0.5	0.03
NAD1449	563069	555112	743	199201	0.5	0.05
NAD145	560804	557284	877	224071	0.5	0.14
NAD1450	563063	555103	743	199206	0.5	0.04
NAD1451	563032	555129	745	199211	0.5	0.05
NAD1452	563045	555144	744	199217	0.5	0.02
NAD1453	563058	555160	744	199220	0.5	0.01
NAD1454	563071	555175	743	199224	0.5	0.02
NAD1455	563085	555191	742	199227	0.5	0.02
NAD1456	563097	555204	742	199231	0.5	0.01
NAD1457	563110	555219	741	199239	0.7	0.01
NAD1458	563125	555234	741	199246	0.6	0.02
NAD1459	563038	555137	744	199303	0.5	0.03
NAD146	560811	557291	880	224073	0.5	0.19
NAD1460	563093	555078	742	199308	0.5	0.06

BHID	COLLAR X	COLLAR Y	Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1461	563107	555093	742	199316	0.5	0.02
NAD1462	563120	555108	742	199321	0.5	0.02
NAD1463	563133	555123	742	199325	0.5	1.42
NAD1464	563147	555138	743	199328	0.5	0.02
NAD1465	563160	555152	743	199331	0.5	0.01
NAD1466	563174	555168	743	199335	0.5	0.02
NAD1467	563188	555182	743	199343	0.5	0.02
NAD1468	560002	555452	683	199348	0.5	0.50
NAD1469	560000	555452	683	200851	0.5	0.32
NAD147	560818	557298	881	224075	0.5	0.21
NAD1470	559988	555439	683	200858	0.5	0.07
NAD1471	559981	555423	683	200864	0.5	0.09
NAD1472	559981	555424	683	200867	0.5	0.09
NAD1473	559943	555425	685	200874	0.5	1.77
NAD1474	559942	555449	684	200880	0.5	0.21
NAD1475	559941	555469	685	200889	0.5	0.13
NAD1476	559942	555488	686	200897	0.5	0.08
NAD1477	559913	555498	686	201007	0.5	0.23
NAD1478	559913	555501	687	201012	0.5	0.27
NAD1479	559905	555482	686	201021	0.5	0.33
NAD148	560826	557304	882	224080	0.5	0.26
NAD1480	559894	555463	686	201028	0.5	2.69
NAD1481	559856	555472	686	201033	1	0.57
NAD1482	559861	555488	686	201039	1	0.49
NAD1483	559866	555504	686	201044	1	0.44
NAD1484	559812	555461	687	201050	1	0.23
NAD1485	559817	555476	687	201056	1	0.38
NAD1486	559820	555488	687	201060	1	1.18
NAD1487	559823	555502	686	201067	1	0.71
NAD1488	559771	555477	687	201071	1	0.13
NAD1489	559777	555490	687	201075	1	1.61
NAD149	560833	557312	883	224085	0.5	0.21
NAD1490	559786	555509	688	201080	1	1.07
NAD1491	559794	555528	688	201087	1	1.77
NAD1492	559801	555540	687	201093	1	0.40
NAD1493	559799	555561	688	201098	1	0.25
NAD1494	559786	555555	688	201302	1	1.36
NAD1495	559772	555549	688	201310	1	2.11
NAD1496	559759	555543	688	201316	1	1.08
NAD1497	559743	555537	688	201320	1	0.15
NAD1498	559712	555570	689	201323	1	0.48
NAD1499	559732	555578	689	201327	1	0.16
NAD150	560822	557321	886	224088	0.5	0.10
NAD1500	559749	555586	689	201331	1	2.19
NAD1501	558366	560661	706	199138	0.5	0.03
NAD1502	558211	560390	705	199142	0.5	0.03
NAD1503	558195	560374	705	199148	0.5	0.03
NAD1504	558183	560361	705	199252	0.5	0.03
NAD1505	558168	560348	704	199258	0.5	0.03
NAD1506	558308	560369	705	199265	0.5	0.05
NAD1507	558292	560353	704	199274	0.5	0.03
NAD1508	558278	560337	704	199284	0.5	0.03
NAD1509	558267	560327	704	199291	0.5	0.04
NAD151	560817	557315	885	224092	0.5	0.07
NAD1510	558254	560314	703	199296	0.5	0.03
NAD1511	558242	560298	701	200905	0.5	0.03
NAD1512	558226	560285	701	200908	0.5	0.03
NAD1513	558214	560271	701	200916	0.5	0.04
NAD1514	558196	560252	701	200926	0.5	0.08
NAD1515	558181	560237	700	200934	0.5	0.03
NAD1516	558389	560367	705	200943	0.5	0.11
NAD1517	558375	560353	705	200952	0.5	0.04
NAD1518	558361	560339	705	200962	0.5	0.02
NAD1519	558346	560325	704	200967	0.5	0.03
NAD152	560808	557307	883	224095	0.5	0.17
NAD1520	558334	560312	704	200971	0.5	0.03
NAD1521	558318	560296	703	200977	0.5	0.02
NAD1522	558305	560281	702	200985	0.5	0.02
NAD1523	558289	560266	699	200992	0.5	0.01
NAD1524	558271	560249	694	200999	0.5	0.02
NAD1525	558258	560233	697	201453	0.5	0.01
NAD1526	558246	560220	699	201459	0.5	0.01
NAD1527	558231	560205	701	201465	0.5	0.01

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1528	558217	560192	705	201470	0.5	0.01
NAD1529	558437	560301	704	201474	0.5	0.01
NAD153	560800	557299	881	224099	0.5	0.20
NAD1530	558423	560285	703	201480	0.5	0.01
NAD1531	558411	560272	701	201485	0.5	0.01
NAD1532	558395	560256	700	201492	0.5	0.01
NAD1533	558385	560243	699	201501	0.5	0.01
NAD1534	558366	560226	698	201508	0.5	0.01
NAD1535	558354	560213	696	201511	0.5	0.01
NAD1536	558338	560195	693	201518	0.5	0.01
NAD1537	558328	560184	688	201523	0.5	0.01
NAD1538	558313	560169	690	201526	0.5	0.01
NAD1539	558302	560157	694	201529	0.5	0.01
NAD154	560794	557293	879	224102	0.5	0.49
NAD1540	558285	560143	697	201534	0.9	0.01
NAD1541	558380	560091	702	201539	0.5	0.02
NAD1542	558392	560104	701	201544	0.85	0.01
NAD1543	558408	560117	701	201548	0.5	0.02
NAD1544	558419	560127	700	201555	0.9	0.02
NAD1545	558438	560144	700	201559	1	0.02
NAD1546	558523	560224	698	201564	0.5	0.01
NAD1547	558537	560238	701	201568	1	0.01
NAD1548	558551	560249	706	201573	0.5	0.02
NAD1549	558565	560262	708	201578	0.5	0.01
NAD155	560788	557287	876	224108	0.5	0.21
NAD1550	558579	560276	709	201586	0.5	0.01
NAD1551	559769	555594	688	201337	1	1.78
NAD1552	559781	555600	688	201343	1	1.34
NAD1553	559794	555605	689	201349	1	0.28
NAD1554	559752	555633	689	220008	1	0.13
NAD1555	559731	555628	689	220012	1	0.41
NAD1556	559714	555624	690	220019	1	1.69
NAD1557	559693	555619	690	220024	1	0.98
NAD1558	559678	555657	690	220031	1	0.13
NAD156	560781	557281	869	224111	0.5	0.10
NAD157	560773	557275	867	224115	0.5	0.18
NAD158	560766	557267	864	224117	0.5	0.12
NAD159	560760	557260	862	224119	0.7	0.03
NAD1590	559639	555899	694	220238	1	0.17
NAD1591	559688	555822	694	220245	0.5	0.11
NAD1592	559624	555933	694	220252	1	0.53
NAD1593	559614	555929	694	220258	1	1.23
NAD1594	559598	555923	695	220265	1	1.51
NAD1595	559582	555917	695	220270	1	4.51
NAD1596	559569	555913	695	220276	0.5	0.60
NAD1597	559549	555947	695	220283	0.5	0.44
NAD1598	559564	555952	695	221956	1	0.60
NAD1599	559582	555963	696	221962	1	0.73
NAD160	560773	557291	872	224122	0.5	0.09
NAD1600	559602	555968	696	221968	1	0.47
NAD1601	558594	560290	710	201594	0.5	0.02
NAD1602	558683	560371	700	195601	0.7	0.01
NAD1603	558697	560387	699	195605	0.75	0.02
NAD1604	558712	560398	699	195608	0.5	0.01
NAD1605	558478	560459	686	195610	0.5	0.01
NAD1606	558493	560476	689	195613	0.5	0.01
NAD1607	558506	560491	693	195618	0.5	0.01
NAD1608	558521	560503	694	195623	0.5	0.01
NAD1609	558534	560515	695	195628	0.5	0.01
NAD161	560779	557297	875	224128	0.5	1.42
NAD1610	558549	560529	696	195633	0.5	0.01
NAD1611	558421	560477	686	195637	0.5	0.01
NAD1612	558437	560495	691	195642	0.5	0.01
NAD1613	558450	560509	693	195647	0.5	0.01
NAD1614	558465	560523	695	195651	0.5	0.01
NAD1615	558479	560534	697	195656	0.5	0.02
NAD1616	558493	560548	699	195659	0.5	1.69
NAD1617	558505	560559	701	195664	0.5	0.01
NAD1618	558335	560512	687	195669	0.5	0.02
NAD1619	558351	560527	687	195673	0.5	0.01
NAD162	560787	557304	878	224133	0.5	0.09
NAD1620	558367	560544	693	195676	0.5	0.02
NAD1621	558378	560558	696	195680	0.5	0.08

BHID	X	COLLAR Y	Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1622	558392	560569	698	195685	0.5	0.07
NAD1623	558406	560584	700	195691	0.5	0.03
NAD1624	558424	560597	700	195697	0.5	0.02
NAD1625	562237	556244	931	195751	0.5	0.09
NAD1626	562253	556259	924	195755	0.5	0.17
NAD1627	562268	556273	917	195758	0.5	0.05
NAD1628	562283	556288	909	195762	0.5	0.09
NAD1629	562296	556301	906	195767	0.5	1.34
NAD163	560794	557310	881	224139	0.5	0.34
NAD1630	562312	556317	905	195769	0.5	0.06
NAD1631	562327	556331	897	195772	0.5	0.04
NAD1632	562342	556346	886	195776	0.5	0.05
NAD1633	562357	556366.00	870	195782	0.5	0.05
NAD1634	562365	556372.00	863	195786	0.5	0.09
NAD1635	562370	556385.00	857	195791	0.5	0.11
NAD1636	562389	556400.00	839	195795	0.5	0.14
NAD1637	562413	556417.00	836	195800	0.5	0.02
NAD1638	562430	556426.00	830	195703	0.5	0.02
NAD1639	562339	556263	898	195706	0.5	0.03
NAD164	560801	557316	883	224145	0.5	0.10
NAD1640	562354	556277	892	195709	0.5	0.04
NAD1641	562367	556291	885	195714	0.5	0.23
NAD1642	562376	556305	883	195718	0.5	0.04
NAD1643	562394	556319	866	195722	0.5	0.11
NAD1644	562408	556334	856	195727	0.5	2.61
NAD1645	562421	556349	848	195732	0.5	0.12
NAD1646	562433	556364	840	195736	0.5	0.08
NAD1647	562445	556377	831	195740	0.5	0.11
NAD1648	562385	556254	869	195745	0.5	0.07
NAD1648	562399	556266	866	195750	1	0.10
NAD165	560808	557323	885	224149	0.5	0.08
NAD1650	562416	556279	860	195805	0.5	0.46
NAD1651	559623	555980	696	221979	1	0.14
NAD1652	559614	556005	697	221984	1	0.37
NAD1653	559596	556004	696	221987	1	0.79
NAD1654	559576	556002	696	222065	1	1.92
NAD1655	559557	556003	697	222070	1	0.13
NAD1656	559543	556001	698	222074	1	0.26
NAD1657	559531	555998	698	222080	1	0.10
NAD1658	559566	556053	699	222088	1	1.17
NAD1659	559583	556049	698	222094	1	0.63
NAD166	560816	557331	888	224155	0.5	0.10
NAD1660	559544	556057	701	222099	1	0.27
NAD1661	559604	556044	697	220287	1	0.36
NAD1662	559619	556074	697	220293	1	0.09
NAD1663	559610	556081	698	220297	1	1.01
NAD1664	559592	556089	699	220302	1	0.30
NAD1665	559580	556095	702	220308	1	0.05
NAD1666	559617	556133	700	220310	1	0.03
NAD1667	559629	556122	699	220314	1	0.90
NAD1668	560913	555080	713	220320	0.5	0.03
NAD1669	560363	555155	705	220327	0.5	0.07
NAD167	560870	557293	874	224163	0.5	0.05
NAD1670	560820	554317	706	220336	0.5	0.02
NAD1671	560364	555052	703	220345	0.5	0.04
NAD1672	560797	554293	706	195961	0.5	0.02
NAD1673	560600	555000	715	220355	0.5	0.06
NAD1674	560259	554441	682	195970	0.5	0.03
NAD1675	560411	554793	701	220364	0.5	0.06
NAD1677	560797	554598	712	195979	0.5	0.02
NAD1678	562241	556624	854	195986	0.5	0.02
NAD1679	562227	556610	860	195990	0.5	0.91
NAD168	560864	557288	872	224167	0.9	0.05
NAD1680	562214	556596	864	195995	0.5	0.32
NAD1681	562198	556579	869	196000	0.5	0.02
NAD1682	562185	556565	869	196002	0.5	0.03
NAD1683	562163	556609	859	196007	0.5	0.47
NAD1684	562177	556625	854	196010	0.5	0.49
NAD1685	562193	556639	851	196015	0.5	0.02
NAD1686	562212	556653	852	196019	0.5	0.01
NAD1687	562221	556672	846	196023	0.5	0.02
NAD1689	559655	556094	699	220408	1	0.62
NAD169	560855	557280	870	224170	0.5	0.08

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1691	559706	556111	699	220422	1	0.51
NAD1692	559688	556123	699	220429	1	1.80
NAD1693	559675	556130	699	220437	1	2.21
NAD1694	559665	556138	699	220442	1	1.36
NAD1695	559730	556147	700	220448	1	0.42
NAD1696	559713	556155	699	220451	1	1.02
NAD1697	559745	556185	700	220459	1	1.38
NAD1698	559745	556185	700	220465	1	0.11
NAD1699	559730	556199	700	220473	1	1.10
NAD170	560851	557270	872	224172	0.5	0.10
NAD1701	562429	556293	853	195809	0.5	0.08
NAD1702	562384	556202	874	195815	0.5	0.06
NAD1703	562398	556216	864	195818	0.5	0.04
NAD1704	562412	556229	854	195824	0.5	0.10
NAD1705	562420	556240	847	195829	0.5	0.12
NAD1706	562433	556254	849	195834	0.5	0.16
NAD1707	562448	556270	845	195838	0.5	0.17
NAD1708	562459	556283	841	195844	0.5	0.20
NAD171	560845	557269	872	224177	0.5	0.09
NAD1713	562398	556526	844	195868	0.5	0.03
NAD1714	562410	556540	836	195873	0.5	0.03
NAD1715	562423	556555	827	195878	0.5	0.01
NAD1716	562438	556572	819	195884	0.5	0.01
NAD1717	562450	556587	814	195890	0.5	0.01
NAD1718	562199	556527	868	195894	0.5	0.27
NAD1719	562219	556543	869	195901	0.5	0.11
NAD172	560843	557265	871	224181	0.5	0.19
NAD1720	562224	556556	870	195907	0.5	0.05
NAD1721	562224	556562	869	195912	0.5	0.04
NAD1722	562244	556571	864	195916	0.5	0.86
NAD1723	562256	556584	859	195920	0.5	0.42
NAD1724	562267	556598	853	195926	0.5	0.11
NAD1725	562279	556610	846	195932	0.5	0.07
NAD1726				195937	1	0.06
NAD1727	562306	556639	835	195942	0.5	0.02
NAD1728	562271	556656	837	195947	0.5	0.03
NAD1729	562258	556641	844	195955	0.5	0.02
NAD173	560836	557263	870	224186	0.5	0.45
NAD1730	559715	556211	701	220481	1	1.10
NAD1731	559719	556209	700	220484	1	1.47
NAD1732	559766	556222	701	220487	1	0.04
NAD1733	559760	556228	701	220489	1	1.47
NAD1734	559744	556242	701	220494	1	4.37
NAD1735	559731	556253	701	220502	1	1.11
NAD1736	559785	556252	702	220506	1	0.35
NAD1737	559786	556252	702	220510	1	0.69
NAD1738	559771	556265	702	220514	1	0.49
NAD1739	559759	556272	702	220518	1	0.78
NAD174	560829	557250	870	224191	0.5	0.30
NAD1740	559840	556266	704	220521	1	0.29
NAD1741	559840	556265	704	220524	1	0.39
NAD1742	559824	556276	703	220529	1	0.64
NAD1743	559813	556286	703	220535	1	0.84
NAD1744	559800	556302	703	220538	1	0.75
NAD1745	559786	556311	702	220543	1	2.27
NAD1746	559799	556346	703	220552	1	1.33
NAD1747	559787	556355	703	220558	1	0.55
NAD1748	559787	556356	691	220562	1	1.01
NAD1749	561355	555181	695	220565	1	0.45
NAD175	560820	557247	867	224196	0.5	0.14
NAD1750	561376	555130	693	220568	1	1.05
NAD1751	562290	557461	815	196027	0.5	0.03
NAD1752	562272	557445	813	220382	0.5	0.03
NAD1753	562301	557475	815	220390	0.5	0.03
NAD1754	562318	557489	818	220396	0.5	0.19
NAD1755	562328	557505	817	196037	0.5	0.15
NAD1756	562346	557520	818	196040	0.5	0.09
NAD1757	562355	557535	818	196050	0.5	0.09
NAD1758	562368	557545	818	220577	0.5	0.26
NAD1759	562381	557559	816	220586	0.5	0.09
NAD176	563694	556217	797	224198	0.5	0.11
NAD1760	562396	557575	815	220594	0.5	0.06
NAD1761	562155	557679	816	220600	0.5	0.58

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1762	562169	557693	814	220606	0.5	0.23
NAD1763	562185	557709	812	220612	0.5	0.44
NAD1764	562198	557725	810	220620	0.5	0.38
NAD1765	562213	557736	808	220626	0.5	0.33
NAD1766	562224	557751	805	220635	0.5	0.58
NAD1767	562238	557765	802	220644	0.5	0.08
NAD1768	562252	557780	800	220653	0.5	0.11
NAD1769	562266	557795	800	220660	0.5	0.04
NAD177	563686	556218	800	224202	0.5	0.15
NAD1770	562199	557799	803	220666	0.5	0.02
NAD1771	562186	557789	804	220672	0.5	0.04
NAD1772	562169	557772	809	220681	0.5	0.12
NAD1773	562153	557758	813	220685	0.5	0.29
NAD1774	562139	557745	814	220694	0.5	0.89
NAD1775	562126	557731	815	220696	0.5	0.05
NAD1776	561851	557798	828	220703	0.5	0.48
NAD1777	561866	557815	824	220707	0.5	0.02
NAD1778	561881	557830	818	220713	0.5	0.15
NAD1779	561896	557847	817	220720	0.5	0.02
NAD178	563677	556217	803	224209	0.5	0.49
NAD1780	561909	557862	814	220724	0.5	0.08
NAD1781	561492	558082	852	220728	0.5	0.05
NAD1782	561507	558096	855	220734	0.5	0.06
NAD1783	561521	558110	853	220738	0.5	0.08
NAD1784	561536	558128	839	220743	0.5	0.05
NAD1785	561545	558141	830	220746	0.5	0.03
NAD1786	561451	558094	842	220750	0.5	0.07
NAD1787	561462	558109	850	220754	0.5	0.06
NAD1788	561477	558123	858	220760	0.5	0.08
NAD1789	561494	558139	858	220765	0.5	0.06
NAD179	563666	556217	806	224213	0.5	1.00
NAD1790	561503	558148	857	220770	0.5	0.07
NAD1791	561522	558164	847	220774	0.5	0.02
NAD1792	561473	558205	870	220779	0.5	0.02
NAD1793	561458	558188	871	220781	0.7	0.03
NAD1794	561445	558172	868	220785	0.5	0.09
NAD1795	561434	558161	863	220788	0.5	0.09
NAD1796	561418	558147	852	220792	0.5	0.11
NAD1797	561408	558127	840	220797	0.5	0.05
NAD1798	561397	558118	832	220803	0.5	0.23
NAD1799	561432	558241	849	220809	0.5	0.03
NAD180	563667	556216	806	224215	0.5	1.13
NAD1802	561391	558197	845	220821	0.5	0.05
NAD1807	561355	558284	792	220841	0.5	0.06
NAD1808	561364	558312	797	220846	0.5	0.06
NAD1809	561373	558320	800	220852	0.5	0.05
NAD181	563663	556217	807	224218	0.5	0.64
NAD1810	561440	557350	878	220858	0.5	0.06
NAD1811	561453	557363	871	220861	0.5	0.12
NAD1812	561465	557374	865	220866	0.5	0.25
NAD1813	561479	557393	856	220872	0.5	0.09
NAD1814	561492	557409	851	220876	0.5	0.07
NAD1815	561450	557300	894	220881	0.5	3.64
NAD1816	561460	557314	888	220886	0.5	1.17
NAD182	563653	556217	810	224222	0.5	0.73
NAD183	563643	556217	813	224225	0.5	0.49
NAD1837	561505	557232	916	221009	0.5	0.12
NAD1838	561534	557262	898	221012	0.5	0.38
NAD1839	561548	557279	886	221017	0.5	0.03
NAD184	563634	556218	814	224228	0.5	0.81
NAD1840	561559	557289	879	221021	0.5	0.49
NAD1841	561566	557296	874	209601	0.5	0.22
NAD1842	561582	557311	867	209608	0.5	0.27
NAD1843	561600	557329	863	209615	0.5	0.88
NAD1844	561613	557343	858	209622	0.5	0.24
NAD1845	561628	557354	853	209628	0.5	0.14
NAD1846	561642	557366	850	209635	0.5	0.03
NAD1847	561339	557162	873	209641	0.5	0.05
NAD1848	561324	557147	875	209648	0.5	0.03
NAD1849	561312	557132	881	209653	0.5	0.81
NAD185	563619	556218	817	224231	0.5	0.08
NAD1850	561298	557120	884	209658	0.5	1.79
NAD1851	561281	557104	888	209663	0.5	0.22

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD1852	561269	557090	889	209671	0.5	1.56
NAD1853	561257	557077	890	209677	0.5	2.86
NAD1854	561243	557062	889	209683	0.5	0.05
NAD1855	561229	557047	887	209689	0.5	0.03
NAD1856	561215	557032	882	209694	0.5	0.06
NAD1857	561203	557018	877	209701	0.5	0.10
NAD1858	561203	557020	878	209706	0.5	0.04
NAD1859	561190	557005	874	209710	0.5	0.26
NAD186	563608	556218	817	224234	0.5	0.05
NAD1860	561177	556990	871	209714	0.5	0.06
NAD1861	561162	556975	869	209720	0.5	0.23
NAD1862	561148	556961	862	209727	0.5	0.04
NAD1863	561135	556947	856	209733	0.5	0.02
NAD1864	561312	557185	861	209737	0.5	0.04
NAD1865	561298	557175	860	209743	0.5	0.04
NAD1866	561284	557159	867	209748	0.5	0.24
NAD1867	561271	557147	870	209751	0.5	0.11
NAD1868	561254	557128	873	209756	0.5	0.09
NAD1869	561243	557116	877	209761	0.5	0.10
NAD187	563596	556219	819	224236	0.5	0.04
NAD1870	561229	557100	878	209768	0.5	0.08
NAD1871	561216	557088	882	209774	0.5	0.10
NAD1872	561202	557074	884	209777	0.5	0.03
NAD1873	561190	557059	885	209781	0.5	0.04
NAD1874	561176	557046	886	209788	0.5	0.07
NAD1875	561281	557213	864	209795	0.5	0.03
NAD1876	561270	557201	857	209802	0.5	0.03
NAD1877	561254	557186	852	209808	0.5	0.12
NAD1878	561239	557171	856	209812	0.5	0.05
NAD1879	561228	557156	860	209815	0.5	0.06
NAD188	563585	556219	820	224239	0.5	0.05
NAD1880	561212	557144	861	209819	0.5	0.08
NAD1881	561200	557128	868	209824	0.5	0.03
NAD1882	561183	557114	873	209828	0.5	0.09
NAD1883	561311	557302	898	209832	0.5	0.26
NAD1884	561303	557293	893	209836	0.5	0.20
NAD1885	561291	557278	885	209841	0.5	0.66
NAD1886	561278	557265	877	209848	0.5	0.28
NAD1887	561266	557252	873	209854	0.5	0.05
NAD1888	561253	557238	866	209859	0.5	0.04
NAD1889	561240	557240	863	209865	0.5	0.04
NAD189	563695	556237	795	224242	0.5	0.12
NAD1890	561226	557209	852	209872	0.5	0.07
NAD1891	561213	557195	846	209878	0.5	0.09
NAD1892	561199	557183	848	209884	0.5	0.04
NAD1893	561185	557171	850	209889	0.5	0.03
NAD1894	561172	557157	854	209893	0.5	0.07
NAD1895	561159	557144	858	209899	0.5	0.03
NAD1896	561146	557125	864	209904	0.5	0.03
NAD190	563685	556232	797	224248	0.5	0.23
NAD191	563676	556237	799	224253	0.5	0.18
NAD192	563666	556237	802	224258	0.5	0.35
NAD193	563656	556237	804	224263	0.5	0.30
NAD194	563646	556238	805	224272	0.5	0.22
NAD195	563636	556238	807	224279	0.5	0.10
NAD196	563624	556239	809	224283	0	0.07
NAD197	563616	556239	810	224288	0.5	0.05
NAD198	563607	556240	812	224292	0.5	0.06
NAD199	563597	556239	814	224297	0.5	0.06
NAD200	563586	556239	814	224300	0.5	0.04
NAD201	563699	556140	785	224304	0.5	0.08
NAD202	563690	556139	788	224307	0.5	0.09
NAD203	563681	556140	792	224310	0.5	0.07
NAD204	563672	556141	796	224316	0.5	0.12
NAD205	563663	556141	799	224321	0.5	0.20
NAD206	563652	556141	803	224326	0.5	0.21
NAD207	563646	556141	804	224331	0.5	0.48
NAD208	563632	556144	806	224336	0.5	0.47
NAD209	563624	556143	806	224340	0.5	0.50
NAD210	563611	556145	806	224344	0.5	0.66
NAD211	563602	556144	806	224349	0.5	0.21
NAD212	563605	556125	798	224356	0.5	0.09
NAD213	563615	556124	798	224361	0.5	0.28

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD214	563625	556124	799	224366	0.5	0.08
NAD215	563638	556123	797	224374	0.5	0.10
NAD216	563646	556121	796	224382	0.5	0.07
NAD217	563654	556121	794	224385	0.5	0.14
NAD218	563664	556122	791	224387	0.5	0.06
NAD219	563673	556123	788	224397	0.5	0.09
NAD220	563682	556121	784	224402	0.5	0.06
NAD221	563691	556120	780	224411	0.5	0.06
NAD222	563700	556120	776	224415	0.5	0.05
NAD223	560233	555437	684	224424	0.5	0.28
NAD224	560214	555440	683	224430	0.5	0.96
NAD225	560195	555442	683	224433	0.5	0.29
NAD226	560206	555483	684	224441	0.5	0.92
NAD227	560227	555484	685	224448	0.5	1.41
NAD228	560249	555485	685	224457	0.5	0.66
NAD229	560266	555484	685	224462	0.5	0.54
NAD230	560287	555485	685	224468	0.5	0.10
NAD231	560224	555524	685	224472	0.5	1.64
NAD232	560243	555523	685	224478	0.5	0.31
NAD233	560262	555521	685	224485	0.5	0.24
NAD234	560281	555523	686	224491	0.5	0.06
NAD235	560221	555562	686	224498	0.5	2.66
NAD236	560240	555563	686	224506	0.5	0.14
NAD237	560262	555563	688	224512	0.5	0.31
NAD238	560242	555602	687	224520	0.5	0.62
NAD239	560262	555637	688	224524	0.5	1.58
NAD240	560278	555649	688	224530	0.5	0.63
NAD241	560261	555602	687	224534	0.5	1.61
NAD242	560166	555387	681	224539	0.5	0.81
NAD243	560152	555372	681	224544	0.5	0.20
NAD244	560163	555417	682	224552	0.5	0.84
NAD245	560095	555389	681	224554	0.5	0.38
NAD246	560159	555351	681	224560	0.5	0.28
NAD247	560197	555335	680	224567	0.5	0.17
NAD248	560141	555351	680	224573	0.5	0.33
NAD249	560131	555321	680	224581	0.5	1.05
NAD250	560107	555311	680	224586	0.5	0.29
NAD251	560131	555282	680	224592	0.5	0.16
NAD252	560188	555895	694	224597	0.5	0.09
NAD253	560205	555870	694	224607	0.5	0.46
NAD254	560212	555839	693	224614	0.5	0.41
NAD255	560237	556114	699	224622	0.5	0.74
NAD256	560251	556134	699	224629	0.5	0.44
NAD257	560294	556174	701	224632	0.5	0.81
NAD258	560363	556193	701	224640	0.5	1.22
NAD259	560204	555360	682	224645	0.5	0.04
NAD260	560190	555393	683	224652	0.5	0.55
NAD261	560216	555335	680	224658	0.5	0.04
NAD262	560184	555315	680	224666	0.5	0.09
NAD263	560361	556217	701	224672	0.5	1.41
NAD264	560389	556234	705	224677	0.8	0.34
NAD265	560338	556196	701	224681	0.8	0.44
NAD266	560308	556180	700	224687	0.5	0.95
NAD267	560194	555304	679	224693	0.5	0.20
NAD268	560186	555265	679	224700	0.5	0.23
NAD269	560160	555287	679	224706	0.5	4.52
NAD270	560220	555294	679	224715	0.5	0.09
NAD271	560273	555608	688	224720	0.5	0.12
NAD272	560245	555637	688	224726	0.5	0.07
NAD273	560310	555488	686	224732	0.5	0.19
NAD274	560251	555446	685	224739	0.5	0.21
NAD275	560584	557011	806	224747	0.5	0.32
NAD276	560576	557004	805	224752	0.5	0.10
NAD277	560569	556999	803	224758	0.5	0.14
NAD278	560590	557018	806	224762	0.5	0.35
NAD279	560597	557026	806	224767	0.5	1.30
NAD280	560621	557056	813	224772	0.5	0.52
NAD281	560619	557047	811	224778	0.5	2.12
NAD282	560605	557036	808	224786	0.5	0.06
NAD283	560630	557063	815	224793	0.5	0.07
NAD284	560636	557069	816	224800	0.5	0.12
NAD285	560644	557078	818	224807	0.5	0.27
NAD286	560651	557082	819	224816	0.5	0.07

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD287	560659	557089	821	224824	0.5	0.10
NAD288	560666	557095	824	224831	0.3	0.07
NAD289	560673	557101	823	224839	0.5	0.02
NAD290	560681	557107	825	224841	0.4	0.02
NAD291	560666	557118	824	224848	0.5	0.09
NAD292	560659	557113	823	224854	0.5	0.03
NAD293	560649	557104	818	224858	0.5	0.18
NAD294	560645	557096	819	224863	0.6	0.05
NAD295	560635	557090	818	224871	0.3	0.08
NAD296	560626	557086	816	224879	0.5	0.72
NAD297	560616	557078	814	224888	0.5	3.52
NAD298	560612	557070	813	224895	0.5	0.05
NAD299	560608	557065	812	224901	0.5	0.02
NAD300	560600	557055	809	224905	0.5	0.05
NAD301	560594	557053	808	224911	0.7	0.07
NAD302	560588	557043	807	224914	0.5	0.20
NAD303	560580	557034	805	224920	0.5	0.92
NAD304	560571	557030	803	224924	0.5	0.16
NAD305	560564	557022	798	224928	0.5	0.05
NAD306	560559	557011	794	224932	0.5	0.19
NAD307	560599	556996	807	224939	0.5	0.22
NAD308	560605	557004	807	224943	0.5	0.36
NAD309	560615	557013	807	224948	0.5	0.66
NAD310	560618	557019	808	224952	0.5	0.67
NAD311	560626	557024	811	224956	0.5	0.86
NAD312	560639	557030	812	224961	0.5	3.34
NAD313	560641	557043	813	224968	0.5	0.46
NAD314	560648	557048	814	224975	0.6	0.38
NAD315	560659	557058	815	224982	0.6	0.18
NAD316	560665	557062	817	224987	0.5	0.37
NAD317	560669	557060	818	224989	0.5	0.16
NAD318	560674	557070	820	224997	0.5	0.04
NAD319	560680	557076	821	225001	0.5	0.02
NAD320	560685	557084	822	225007	0.5	0.02
NAD321	560692	557062	821	225014	0.5	0.03
NAD322	560688	557058	820	225019	0.5	0.03
NAD323	560681	557052	819	225025	0.5	0.16
NAD324	560673	557040	818	225034	0.6	0.10
NAD325	560664	557034	815	225042	0.5	0.55
NAD326	560654	557028	812	225049	0.5	0.53
NAD327	560651	557019	812	225054	0.5	0.30
NAD328	560646	557011	812	225058	0.5	1.66
NAD329	560638	556999	809	225063	0.5	0.09
NAD330	560633	557002	810	225067	0.5	0.22
NAD331	560618	556990	808	225074	0.5	0.13
NAD332	560580	557059	806	225078	0.5	0.23
NAD333	560591	557067	808	225083	0.5	1.43
NAD334	560601	557076	811	225092	0.5	0.13
NAD335	560605	557084	813	225100	0.5	0.18
NAD336	560615	557095	815	225109	0.5	0.13
NAD337	560615	557110	814	225117	0.5	0.09
NAD338	560632	557116	816	225122	0.5	0.06
NAD339	560638	557125	815	225128	0.5	0.08
NAD340	560650	557137	813	225134	0.5	0.12
NAD341	560675	557585	905	225141	0.5	0.21
NAD342	560651	557551	889	225150	0.5	0.27
NAD343	560639	557543	885	225154	0.5	0.38
NAD344	560631	557590	907	225157	0.5	0.35
NAD345	560662	557617	914	225162	0.5	0.18
NAD346	560628	557519	878	225170	0.5	0.18
NAD347	560597	557499	875	225176	0.5	0.09
NAD348	560565	557473	865	225184	0.5	0.09
NAD349	560687	557643	920	225190	0.5	0.85
NAD350	560689	557645	922	225193	0.6	0.42
NAD351	560688	557720	948	225197	0.5	0.11
NAD352	560661	557691	944	225204	0.5	0.15
NAD353	560641	557665	940	225208	0.5	0.86
NAD354	560612	557634	928	225218	0.5	0.38
NAD355	560686	557779	948	225223	0.5	0.14
NAD356	560662	557748	947	225228	0.5	0.13
NAD357	560631	557717	947	225234	0.5	0.26
NAD358	560603	557688	942	225240	0.8	0.13
NAD359	560584	557662	925	225246	0.5	46.28

BHID	COLLAR X	COLLAR Y	Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD360	560553	557631	911	225249	0.5	2.13
NAD361	560605	557564	900	225254	0.5	0.33
NAD362	560582	557604	913	225262	0.5	0.89
NAD363	560559	557582	906	225271	0.5	0.35
NAD364	560558	557580	905	225273	0.5	0.44
NAD365	560521	557602	897	225278	0.5	0.16
NAD366	560661	557805	936	225283	0.5	0.07
NAD367	560632	557779	932	225292	0.5	0.09
NAD368	560604	557740	942	225296	0.5	0.15
NAD369	560597	557735	941	225299	0.5	0.14
NAD370	560579	557718	939	225304	0.5	0.23
NAD371	560550	557690	922	225306	0.5	0.16
NAD372	560532	557672	909	225313	0.5	0.44
NAD373	560624	557821	929	225319	0.5	0.10
NAD374	560613	557804	922	225324	0.6	0.08
NAD375	560578	557776	934	225330	0.5	0.28
NAD376	560549	557742	935	225339	0.5	8.63
NAD377	560505	557732	926	225343	0.5	0.51
NAD378	560504	557698	906	225348	0.5	0.34
NAD379	560474	557720	908	225355	0.5	0.20
NAD380	560492	557745	929	225361	0.5	1.63
NAD381	560532	557774	935	225366	0.5	0.52
NAD382	560556	557807	927	225371	0.5	0.50
NAD383	560579	557830	914	225374	0.5	0.41
NAD384	560603	557861	926	225378	0.5	0.16
NAD385	560579	557885	919	225383	0.5	0.04
NAD386	560557	557870	909	225387	0.5	0.05
NAD387	560539	557847	920	225394	0.5	0.04
NAD388	560510	557816	930	225398	0.5	0.12
NAD389	560492	557796	934	225408	0.5	0.40
NAD390	560452	557752	922	225414	0.5	0.44
NAD391	560444	557747	917	225416	0.5	0.35
NAD392	560433	557730	902	225421	0.5	0.30
NAD393	560720	557802	964	225425	0.5	0.05
NAD394	560753	557826	982	225433	0.9	0.04
NAD395	560779	557850	990	225437	0.5	0.05
NAD396	560745	557879	987	225443	0.3	0.08
NAD397	560720	557858	977	225446	0.5	0.02
NAD398	560693	557834	957	225577	0.5	0.05
NAD399	560656	557847	946	225584	0.5	0.02
NAD400	560693	557892	974	225595	0.5	0.04
NAD401	560718	557903	984	225600	0.5	0.02
NAD402	560686	557933	971	225605	0.8	0.17
NAD403	560659	557911	963	225608	0.5	0.05
NAD404	560637	557891	947	225612	0.5	0.07
NAD405	560637	557934	954	225617	0.5	0.24
NAD406	561732	556633	948	225624	0.5	3.28
NAD407	561735	556637	947	225629	0.5	5.57
NAD408	561738	556641	947	225635	0.5	1.25
NAD409	561742	556643	945	225639	0.5	1.15
NAD410	561748	556650	942	225642	1	1.23
NAD411	561750	556655	939	225647	0.6	0.18
NAD412	561755	556657	936	225650	0.5	2.13
NAD413	561758	556660	934	225654	0.5	0.34
NAD414	561715	556649	936	225657	0.5	0.48
NAD415	561719	556652	935	225660	0.5	0.68
NAD416	561723	556656	934	225663	0.5	0.20
NAD417	561727	556660	932	225667	0.5	0.21
NAD418	561731	556663	932	225672	0.5	0.20
NAD419	561736	556667	930	225677	0.5	0.41
NAD420	561739	556671	928	225681	0.5	0.33
NAD421	561743	556674	926	225685	0.5	0.87
NAD422	561792	556614	961	225690	0.5	0.17
NAD423	561796	556618	958	225693	0.5	0.03
NAD424	561800	556619	957	225698	0.5	0.12
NAD425	561804	556624	954	225703	0.5	0.09
NAD426	561806	556626	953	225707	0.5	0.07
NAD427	561810	556629	951	225713	0.8	0.14
NAD428	561813	556633	949	225716	0.5	0.13
NAD429	561816	556638	947	225719	0.5	0.15
NAD430	561833	556599	955	225723	0.5	0.11
NAD431	561837	556602	952	225728	0.5	0.13
NAD432	561840	556605	949	225732	0.9	0.22

BHID	COLLAR X	COLLAR Y	Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD433	561843	556607	947	225736	0.5	0.13
NAD434	561847	556608	944	225739	0.5	0.16
NAD435	561854	556619	939	225744	0.5	0.06
NAD436	561853	556617	937	225747	0.5	0.50
NAD437	561855	556618	935	225752	0.5	0.13
NAD438	561861	556622	932	225758	0.7	0.15
NAD439	561865	556627	926	225762	0.5	0.12
NAD440	561869	556572	946	225767	0.5	2.31
NAD441	561871	556576	942	225771	0.7	0.35
NAD442	561876	556579	938	225774	0.6	0.37
NAD443	561877	556580	938	225778	0.5	0.18
NAD444	561885	556582	932	225781	0.5	0.26
NAD445	561888	556582	930	225786	0.5	0.37
NAD446	561889	556591	926	225790	0.5	0.16
NAD447	561891	556593	924	225795	1	0.49
NAD448	561895	556596	918	225798	0.5	0.23
NAD449	561901	556602	915	225804	0.8	0.10
NAD450	561905	556604	913	225811	0.5	0.10
NAD451	561907	556608	909	225816	0.5	0.39
NAD452	561975	556486	937	225820	0.5	0.10
NAD453	561980	556490	932	225822	0.8	0.13
NAD454	561983	556498	926	225824	0.5	0.07
NAD455	561988	556500	922	225827	0.5	0.05
NAD456	561995	556503	918	225830	0.5	0.06
NAD457	561985	556499	924	225835	0.5	0.06
NAD458	561997	556507	915	225839	0.5	0.06
NAD459	562001	556511	912	225843	0.5	0.06
NAD460	562007	556516	907	225848	0.5	0.06
NAD461	561667	556596	914	225850	0.5	0.05
NAD462	561667	556602	914	225856	0.5	0.09
NAD463	561684	556619	924	225869	0.5	0.06
NAD464	561674	556610	918	225863	0.5	0.07
NAD465	561684	556626	924	225874	0.5	1.37
NAD466	561696	556632	932	225877	0.5	0.21
NAD467	561703	556639	934	225883	0.8	0.28
NAD468	561711	556645	936	225886	0.5	1.52
NAD469	561753	556683	921	225889	0.8	0.59
NAD470	561758	556688	917	225894	0.5	0.65
NAD471	561765	556696	912	225898	0.3	0.06
NAD472	561694	556572	928	225902	0.5	0.06
NAD473	561706	556581	936	225909	0.5	0.08
NAD474	561711	556588	941	225916	0.5	0.24
NAD475	561718	556594	947	225920	0.5	0.72
NAD476	561726	556602	952	225924	0.9	3.96
NAD477	561732	556609	955	225928	0.5	1.04
NAD478	561742	556617	956	225935	0.5	0.18
NAD479	561749	556624	955	225939	0.5	0.24
NAD480	561755	556634	950	225943	0.5	0.14
NAD481	561765	556639	945	225948	0.7	0.54
NAD482	561780	556654	937	225952	0.5	0.31
NAD483	561788	556662	931	225958	0.5	0.08
NAD484	561794	556666	930	225962	0.5	0.11
NAD485	561828	556649	940	225968	0.5	0.06
NAD486	561820	556640	947	225972	0.5	0.06
NAD487	561784	556606	967	225976	0.5	0.14
NAD488	561780	556601	969	225980	0.5	0.40
NAD489	561773	556593	970	225983	0.5	0.19
NAD490	561764	556585	970	225988	0.5	0.21
NAD491	561754	556575	967	225993	0.5	0.09
NAD492	561749	556570	964	225996	0.5	0.18
NAD493	561741	556564	959	226000	0.5	0.18
NAD494	561815	556582	969	226004	0.5	13.63
NAD495	561822	556588	966	226009	0.5	0.14
NAD496	561826	556591	960	226013	0.5	0.13
NAD497	561869	556631	923	226018	0.8	0.27
NAD498	561877	556638	917	226023	0.6	0.09
NAD499	561885	556644	912	226028	0.5	0.08
NAD500	561933	556633	889	226035	0.5	0.23
NAD501	561927	556625	894	226041	0.5	0.15
NAD502	561921	556621	899	226048	0.5	0.07
NAD503	561912	556614	903	226056	0.5	0.04
NAD504	562035	556540	883	226061	0.5	0.04
NAD505	561960	556600	887	226067	0.7	0.24

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD506	561951	556592	893	226075	0.5	0.51
NAD507	561945	556586	897	226081	0.5	0.33
NAD508	561939	556580	903	226086	0.8	0.14
NAD509	561930	556572	910	226092	0.5	0.27
NAD510	561924	556566	916	226098	0.5	0.36
NAD511	562023	556533	890	226102	0.5	0.07
NAD512	562020	556529	893	226107	0.5	0.07
NAD513	562015	556523	897	226111	0.5	0.03
NAD514	561969	556482	941	226118	0.5	0.20
NAD515	561957	556471	950	226123	0.5	0.25
NAD516	561944	556455	962	226127	0.5	0.05
NAD517	561847	556546	969	226131	0.5	0.40
NAD518	561852	556551	963	226136	0.5	0.14
NAD519	561859	556561	957	226138	0.5	0.12
NAD520	561521	556560	929	226141	0.5	0.03
NAD521	561521	556550	928	226149	0.5	0.04
NAD522	561521	556542	927	226158	0.5	0.43
NAD523	561520	556530	925	226165	0.5	0.83
NAD524	561524	556526	923	226169	0.5	0.13
NAD525	561523	556514	917	226171	0.5	0.24
NAD526	561523	556508	914	226175	0.5	0.04
NAD527	561481	556569	936	226181	0.5	0.12
NAD528	561481	556560	936	226186	0.5	0.02
NAD529	561482	556550	936	226194	0.5	0.03
NAD530	561481	556540	936	226196	0.5	0.04
NAD531	561481	556528	932	226199	0.5	0.06
NAD532	561481	556522	928	226202	0.5	0.03
NAD533	561482	556509	921	226206	0.5	0.03
NAD534	561431	556591	926	226215	0.5	0.02
NAD535	561430	556582	927	226218	0.5	0.02
NAD536	561431	556571	928	226223	0.5	0.03
NAD537	561431	556560	928	226227	0.5	0.04
NAD538	561431	556550	931	226233	0.5	0.06
NAD539	561499	556486	905	226236	0.5	0.10
NAD540	561430	556533	934	226240	0.5	0.03
NAD541	561432	556522	933	226244	0.5	0.09
NAD542	561432	556513	930	226247	0.5	0.05
NAD543	561158	557051	888	226250	0.5	0.16
NAD544	561164	557059	886	226253	0.5	0.09
NAD545	561171	557067	885	226258	0.5	0.05
NAD546	561157	557053	888	226265	0.5	0.12
NAD547	561178	557075	885	226270	0.5	0.04
NAD548	561185	557081	884	226273	0.5	0.04
NAD549	561193	557088	883	226278	0.5	0.08
NAD550	561201	557096	881	226282	0.5	0.09
NAD551	561182	557133	864	226287	0.5	0.05
NAD552	561175	557128	865	226290	0.5	0.10
NAD553	561167	557124	867	226293	0.5	0.07
NAD554	561165	557119	869	226297	0.5	0.05
NAD555	561152	557107	872	226304	0.5	0.07
NAD556	561144	557099	875	226308	0.5	0.09
NAD557	561147	557100	875	226311	0.5	0.16
NAD558	561139	557091	878	226318	0.5	0.10
NAD559	561131	557085	882	226324	0.4	0.05
NAD560	561122	557077	885	226329	0.5	0.08
NAD561	561184	557020	880	226332	0.5	0.11
NAD562	561178	557013	880	226336	0.5	0.02
NAD563	561168	557005	882	226342	0.5	0.13
NAD564	561162	556998	880	226349	0.5	0.23
NAD565	561156	556991	878	226354	0.5	0.07
NAD566	560840	557396	912	226356	0.5	0.07
NAD567	560846	557402	916	226363	0.5	0.07
NAD568	560853	557408	921	226370	0.5	0.21
NAD569	560859	557415	924	226374	0.5	0.10
NAD570	560864	557422	930	226381	0.5	0.08
NAD571	560871	557427	935	226385	0.5	0.14
NAD572	560879	557435	939	226391	0.2	0.22
NAD573	560864	557446	941	226398	0.5	0.62
NAD574	560858	557440	936	226405	0.5	1.05
NAD575	560848	557435	929	226411	0.5	0.09
NAD576	560845	557428	924	226417	0.6	0.26
NAD577	560839	557422	922	226422	0.2	1.16
NAD578	560832	557415	915	226431	0.5	0.47

BHID	COLLAR X	Y	Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD579	560826	557410	912	226438	0.5	0.36
NAD580	560813	557424	912	226446	0.5	1.39
NAD581	560817	557430	916	226453	0.5	0.56
NAD582	560823	557437	920	226458	0.5	0.55
NAD583	560827	557437	922	226460	0.5	0.51
NAD584	560829	557445	928	226464	0.5	0.28
NAD585	560837	557448	933	226471	0.5	0.99
NAD586	560846	557457	940	226476	0.5	0.28
NAD587	560852	557466	944	226482	0.5	0.54
NAD588	560465	557423	846	226489	0.5	0.26
NAD589	560464	557417	845	226492	0.5	0.35
NAD590	560460	557410	842	226497	0.5	13.68
NAD591	560448	557391	843	226500	0.5	0.52
NAD592	560443	557381	844	226506	0.5	0.07
NAD593	560438	557373	843	226512	0.5	0.15
NAD594	560432	557365	839	226514	0.5	0.04
NAD595	560430	557358	838	226516	0.6	0.07
NAD596	560424	557350	834	226520	0.5	0.12
NAD597	560419	557341	831	226522	0.5	2.68
NAD598	560416	557334	830	226527	0.5	1.97
NAD599	560411	557323	826	226529	0.5	3.58
NAD600	560406	557317	825	226531	0.5	0.83
NAD601	560400	557309	823	226534	0.5	0.23
NAD602	560430	557429	850	226539	0.5	0.04
NAD603	560425	557424	846	226543	0.5	0.05
NAD604	560422	557419	845	226545	0.5	0.06
NAD605	560419	557416	843	226548	0.5	0.04
NAD606	560417	557412	842	226550	0.5	0.06
NAD607	560416	557408	841	226553	0.5	1.13
NAD608	560413	557403	840	226559	0.5	0.20
NAD609	560411	557398	839	226564	0.5	1.09
NAD610	560404	557390	837	226570	0.5	0.22
NAD611	560399	557382	835	226572	0.5	0.34
NAD612	560394	557373	833	226575	0.5	0.39
NAD613	560392	557369	833	226580	0.5	2.59
NAD614	560390	557365	831	226581	0.5	0.73
NAD615	560387	557361	830	226584	0.5	0.10
NAD616	560382	557352	829	226586	0.5	0.09
NAD617	560379	557347	828	226590	0.5	0.04
NAD618	560374	557337	826	226598	0.6	0.56
NAD619	560367	557329	824	226599	0.5	0.27
NAD620	560374	557319	821	226601	0.5	0.36
NAD621	561916	556560	921	226606	0.5	0.47
NAD622	561909	556554	928	226611	0.5	1.14
NAD623	561905	556546	935	226614	0.5	0.14
NAD624	561899	556541	941	226619	0.5	0.12
NAD625	561894	556537	945	226623	0.5	0.10
NAD626	561888	556532	950	226627	0.5	0.18
NAD627	560964	556851	829	226630	0.3	0.04
NAD628	560954	556844	829	226634	0.3	0.04
NAD629	560948	556837	827	226642	0.5	0.03
NAD630	560941	556831	824	226650	0.5	0.04
NAD631	561007	556821	813	226656	0.3	0.18
NAD632	561000	556814	812	226666	0.3	0.23
NAD633	560993	556807	812	226673	0.3	0.03
NAD634	560984	556801	810	226681	0.3	0.13
NAD635	560985	556773	797	226691	0.5	0.33
NAD636	560994	556780	799	226698	0.3	0.09
NAD637	560999	556789	801	226708	0.5	0.15
NAD638	561003	556789	800	226710	0.5	0.04
NAD639	561007	556794	802	226718	0.5	0.05
NAD640	561014	556800	803	226723	0.5	0.07
NAD641	561020	556807	803	226727	0.5	0.04
NAD642	561027	556815	803	226733	0.5	0.05
NAD643	561036	556825	801	226738	0.3	0.10
NAD644	561357	557074	921	226743	0.5	0.11
NAD645	561356	557066	924	226747	0.5	0.19
NAD646	561354	557057	926	226758	0.5	0.05
NAD647	561353	557048	927	226765	0.5	0.03
NAD648	561352	557037	926	226771	0.5	0.07
NAD649	561353	557038	926	226775	0.5	0.09
NAD650	561349	557028	923	226778	0.5	0.06
NAD651	561310	557102	894	226782	0.5	2.92

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD652	561308	557093	897	226788	0.5	0.63
NAD653	561307	557081	904	226797	0.5	0.62
NAD654	561303	557075	904	226804	0.3	0.43
NAD655	561303	557064	907	226813	0.3	0.20
NAD656	561300	557054	907	226823	0.5	0.49
NAD657	564686	556134	765	226830	0.5	0.06
NAD658	564680	556127	765	226837	0.5	1.17
NAD659	564673	556121	766	226847	0.5	0.07
NAD660	564667	556111	766	226856	0.5	0.05
NAD661	564659	556105	766	226865	0.5	0.03
NAD662	564653	556099	767	226873	0.5	0.03
NAD663	564646	556092	767	226881	0.5	0.04
NAD664	564640	556084	767	226887	0.5	0.03
NAD665	564632	556077	766	226892	0.5	0.04
NAD666	564624	556068	764	226897	0.8	0.03
NAD667	564618	556062	763	226900	0.8	0.05
NAD668	564611	556052	762	226905	0.8	0.03
NAD669	564736	556093	761	226909	0.5	0.02
NAD670	564744	556100	760	226916	0.5	0.03
NAD671	564751	556107	759	226922	0.5	0.03
NAD672	564759	556116	758	226928	0.5	0.03
NAD673	564765	556123	756	226934	0.5	0.03
NAD674	564773	556130	754	226939	0.5	0.05
NAD675	563692	556197	799	226944	0.7	0.11
NAD676	563681	556199	803	226947	0.8	0.12
NAD677	563671	556198	807	226950	0.5	0.24
NAD678	563660	556199	811	226953	0.5	0.60
NAD679	563646	556199	814	226959	0.5	0.62
NAD680	563637	556199	816	226964	0.5	1.29
NAD681	563628	556199	818	226967	0.5	7.88
NAD682	563618	556199	819	226974	0.5	0.42
NAD683	563608	556199	820	226981	0.5	0.10
NAD684	563599	556199	821	226986	0.5	0.11
NAD685	563588	556199	821	226990	0.5	0.07
NAD686	563690	556178	798	226992	0.5	0.10
NAD687	563681	556178	801	226996	0.5	0.19
NAD688	563671	556179	806	227001	0.5	0.32
NAD689	563661	556179	809	227006	0.5	0.28
NAD690	563649	556179	813	227011	0.5	0.60
NAD691	563641	556179	814	227016	0.5	4.30
NAD692	563632	556179	815	227021	0.5	3.53
NAD693	563621	556179	815	227026	0.5	0.36
NAD694	563613	556180	816	227030	0.5	0.19
NAD695	563603	556180	817	227036	0.5	0.12
NAD696	563593	556180	819	227042	0.5	0.09
NAD697	560566	557050	803	227046	0.5	0.09
NAD698	560560	557040	801	227052	0.5	0.61
NAD699	560564	557040	801	218189	0.5	0.45
NAD700	560555	557035	800	218195	0.5	2.61
NAD701	560544	557023	800	218199	0.5	0.08
NAD702	560530	557038	805	218205	0.5	0.03
NAD703	560540	557049	800	218210	0.5	0.10
NAD704	560550	557054	800	218217	0.5	0.87
NAD705	560556	557066	801	218222	0.5	0.17
NAD706	560565	557074	804	218225	0.5	0.22
NAD707	560572	557084	804	218232	0.5	0.15
NAD708	560578	557091	806	218237	0.5	0.11
NAD709	560590	557098	811	218245	0.5	0.19
NAD710	560595	557106	811	218254	0.5	0.08
NAD711	560597	557116	810	218262	0.5	0.11
NAD712	560710	557043	816	218268	0.5	0.09
NAD713	560702	557036	816	218277	0.5	0.10
NAD714	560694	557028	816	218284	0.5	0.51
NAD715	560682	557020	812	218291	0.5	0.22
NAD716	560674	557016	811	218296	0.5	0.15
NAD717	560663	557000	810	218300	0.5	0.77
NAD718	560654	556980	808	218308	0.5	0.47
NAD719	560645	556984	808	218315	0.5	0.18
NAD720	560639	556973	803	218322	0.5	0.15
NAD721	560630	556970	800	218327	0.5	0.23
NAD722	560721	557032	812	218335	0.5	0.22
NAD723	560713	557025	810	218343	0.5	0.21
NAD724	560703	557013	810	218351	0.5	0.17

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD725	560690	557001	809	218356	0.3	0.07
NAD726	560685	557005	810	218362	0.5	0.17
NAD727	560682	556995	810	218368	0.3	0.05
NAD728	560675	556988	810	218374	0.5	0.06
NAD729	560668	556978	808	218381	0.5	0.06
NAD730	560664	556983	809	218384	0.5	0.09
NAD731	560658	556968	805	218390	0.5	0.07
NAD732	560652	556965	804	218396	0.5	0.10
NAD733	560980	557479	966	218402	0.5	0.09
NAD734	561012	557511	960	218406	0.5	0.07
NAD735	561030	557530	945	218411	0.5	0.09
NAD736	561056	557553	925	218420	0.5	0.29
NAD737	561055	557557	925	218424	0.5	0.28
NAD738	561079	557585	915	218432	0.5	0.34
NAD739	561075	557589	917	218437	0.5	0.65
NAD740	561113	557614	900	218447	0.5	0.34
NAD741				218453	1	0.24
NAD742				218457	1	0.26
NAD743	561133	557633	898	218458	0.5	0.05
NAD744	561148	557600	889	218465	0.5	0.10
NAD745	561146	557607	890	218469	0.5	0.11
NAD746	561140	557603	889	218474	0.5	0.13
NAD747	561117	557580	897	218480	0.5	0.22
NAD748	561100	557548	904	218490	0.5	0.24
NAD749	561090	557545	910	218494	0.5	1.99
NAD750	561098	557550	904	218498	0.5	0.33
NAD751	561065	557520	931	218502	0.5	0.10
NAD752	561046	557490	950	218509	0.5	0.06
NAD753	561020	557465	957	218517	0.5	0.04
NAD754	560092	557445	950	218522	0.5	0.13
NAD755	561031	557423	940	218526	0.5	0.05
NAD756	561052	557452	948	218531	0.5	0.04
NAD757	561071	557476	942	218535	0.5	0.09
NAD758	561104	557495	916	218543	0.5	0.04
NAD759	561125	557535	900	218548	0.5	0.22
NAD760	561152	557562	886	218557	0.5	0.16
NAD761	561156	557570	883	218562	0.5	0.19
NAD762	561165	557562	881	218568	0.5	0.09
NAD763	561190	557588	885	218578	0.5	0.59
NAD764	557738	560593	696	218587	0.5	0.03
NAD765	557749	560604	698	218593	0.5	0.03
NAD766	557757	560612	699	218600	0.5	0.04
NAD767	557761	560619	700	218607	0.5	0.05
NAD768	557772	560626	703	218615	0.5	0.06
NAD769	557776	560631	704	218621	0.7	0.06
NAD770	557782	560639	707	218626	0.4	0.07
NAD771	557791	560648	708	218631	0.5	0.09
NAD772	557796	560653	709	218638	0.5	0.07
NAD773	557806	560658	711	218646	0.5	0.06
NAD774	557816	560667	713	218653	0.5	0.07
NAD775	557819	560674	714	218661	0.5	0.08
NAD776	557826	560681	715	218667	0.5	0.12
NAD777	557836	560689	718	218674	0.5	0.09
NAD778	557841	560695	720	218681	0.5	0.12
NAD779	557848	560702	720	218688	0.5	0.31
NAD780	557854	560707	721	218697	0.5	0.09
NAD781	557860	560717	721	218702	0.5	0.12
NAD782	557872	560724	722	218708	0.5	0.07
NAD783	557883	560736	723	218711	0.5	0.07
NAD784	557887	560737	723	218716	0.5	0.07
NAD785	557893	560744	722	218720	0.5	0.07
NAD786	557898	560747	722	218726	0.5	0.06
NAD787	557905	560760	722	218731	0.5	0.03
NAD788	557914	560766	722	218738	0.5	0.03
NAD789	557924	560777	721	218744	0.5	0.06
NAD790	557931	560783	720	218751	0.5	0.04
NAD791	557938	560788	720	218761	0.5	0.03
NAD792	557943	560794	720	218768	0.5	0.03
NAD793	557952	560803	720	218776	0.5	0.05
NAD794	557961	560810	719	218783	0.5	0.04
NAD795	557966	560816	719	218790	0.5	0.05
NAD796	557974	560821	719	218797	0.5	0.07
NAD797	557981	560829	718	218804	0.5	1.51

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD798	557988	560835	715	218810	0.4	0.09
NAD799	557996	560842	712	218818	0.5	0.07
NAD800	558007	560853	708	218825	0.5	0.05
NAD801	558012	560860	706	218832	0.5	0.04
NAD802	557951	560800	720	218837	0.5	0.04
NAD803	557806	560808	715	218846	0.5	0.04
NAD804	557813	560814	715	218852	0.5	0.03
NAD805	557820	560822	714	218857	0.5	0.04
NAD806	557826	560830	715	218867	0.5	0.07
NAD807	557835	560838	716	218873	0.5	0.04
NAD808	557840	560846	716	218878	0.5	0.04
NAD809	557847	560853	715	218885	0.5	0.04
NAD810	557854	560861	716	218892	0.5	0.03
NAD811	557861	560868	717	218899	0.5	0.03
NAD812	557868	560876	717	218907	0.5	0.03
NAD813	557875	560883	717	218913	0.5	0.03
NAD814	561743	556452	956	218921	0.5	2.44
NAD815	561733	556446	950	218927	0.5	0.12
NAD816	561729	556439	944	218931	0.5	0.30
NAD817	561723	556436	939	218936	0.5	0.21
NAD818	561719	556426	932	218939	0.5	0.08
NAD819	561714	556421	927	218946	0.5	0.07
NAD820	561731	556475	951	218952	0.65	0.26
NAD821	561724	556468	948	218955	0.55	0.22
NAD822	561716	556459	943	218958	0.3	0.13
NAD823	561710	556452	939	218962	0.5	0.19
NAD824	561702	556446	931	218969	0.5	1.06
NAD825	561699	556437	926	218973	0.6	0.08
NAD826	561679	556457	920	218978	0.5	0.14
NAD827	561685	556464	926	218985	0.5	0.06
NAD828	561694	556470	930	218991	0.5	0.34
NAD829	561701	556479	934	218995	0.5	0.07
NAD830	561756	556437	951	219002	0.5	0.24
NAD831	561763	556443	958	219007	0.5	0.49
NAD832	561771	556452	965	219009	0.4	0.76
NAD833	561778	556459	970	219014	0.5	0.41
NAD834	562994	556133	784	219020	0.7	0.04
NAD835	563004	556140	785	219026	0.5	0.05
NAD836	563010	556148	786	219032	0.4	0.06
NAD837	563018	556155	787	219038	0.5	0.07
NAD838	563024	556160	789	219047	0.5	0.36
NAD839	563033	556168	791	219053	0.5	0.69
NAD840	563038	556174	792	219061	0.5	3.12
NAD841	563045	556180	793	219069	0.5	1.31
NAD842	563055	556187	794	219075	0.5	1.07
NAD843	563063	556194	795	219082	0.5	0.24
NAD844	563067	556203	797	219091	0.5	0.13
NAD845	563074	556209	798	219099	0.5	0.13
NAD846	563084	556217	800	219107	0.5	0.07
NAD847	563090	556224	801	219114	0.5	0.06
NAD848	563096	556228	802	219120	0.5	0.06
NAD849	563104	556235	804	219126	0.5	0.04
NAD850	563111	556243	807	219133	0.5	0.04
NAD851	563117	556250	808	219139	0.5	0.04
NAD852	563125	556257	809	219146	0.5	0.04
NAD853	563001	556167	793	219151	0.5	0.04
NAD854	563010	556177	795	219155	0.5	0.04
NAD855	563014	556187	798	219160	0.5	0.03
NAD856	563025	556190	799	219164	0.5	0.04
NAD857	563029	556198	801	219174	0.5	0.04
NAD858	563035	556205	802	219178	0.5	0.03
NAD858				219184	1	0.05
NAD860	563051	556222	803	219189	0.5	0.02
NAD861	563057	556231	804	219193	0.5	0.02
NAD862	563066	556238	804	219201	0.5	0.03
NAD863	562680	558620	836	219207	0.5	0.02
NAD864	562693	558628	853	219215	0.5	0.03
NAD865	562702	558637	849	219221	0.5	0.03
NAD866	562706	558643	848	219227	0.5	0.03
NAD867	562710	558653	854	219232	0.5	0.09
NAD868	562719	558660	851	219236	0.5	0.03
NAD869	562724	558666	854	219240	0.5	0.02
NAD870	562732	558675	857	219246	0.5	0.07

BHID	COLLAR X	Y	Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD871	562739	558682	849	219250	0.5	0.03
NAD872	562746	558689	850	219255	0.5	0.02
NAD873	562612	558872	783	219259	0.5	0.01
NAD874	562616	558876	783	219263	0.5	0.02
NAD875	562623	558883	788	219267	0.5	0.01
NAD876	562628	558890	792	219269	0.5	0.02
NAD877	562634	558896	795	219271	0.5	0.02
NAD878	562641	558904	794	219276	0.5	0.01
NAD879	562649	558911	796	219281	0.5	0.01
NAD880	562485	558645	825	219287	0.5	0.01
NAD881	562477	558637	826	219294	0.5	0.01
NAD882	562471	558631	822	219302	0.5	0.02
NAD883	561795	556435	959	219310	0.9	5.29
NAD884	561789	556427	954	219311	0.5	1.62
NAD885	561781	556422	950	219316	0.5	1.55
NAD886	561773	556413	941	219323	0.5	1.62
NAD887	561767	556406	933	219328	0.5	0.95
NAD888	561762	556400	929	219332	0.5	0.36
NAD889	561760	556396	926	219336	0.5	0.29
NAD890	561748	556383	911	219341	0.5	0.09
NAD891	561745	556382	910	219345	0.5	0.38
NAD892	561736	556369	898	219351	0.5	0.23
NAD893	561730	556373	899	219355	0.5	0.15
NAD894	561844	556404	957	219360	0.5	0.23
NAD895	561839	556397	951	219366	0.5	0.34
NAD896	561816	556369	924	219371	0.5	0.14
NAD897	561809	556366	920	219375	0.5	0.20
NAD898	561805	556361	914	219379	0.5	0.22
NAD899	561796	556353	907	219381	0.5	0.37
NAD900	561791	556345	901	219384	0.5	0.72
NAD901	561786	556340	895	219387	0.5	0.26
NAD902	561834	556392	947	219391	0.5	0.69
NAD903	561826	556381	938	219398	0.5	0.33
NAD904	561821	556378	934	219401	0.5	0.25
NAD905	561887	556373	957	219406	0.5	0.10
NAD906	561882	556367	951	219409	0.5	0.09
NAD907	561869	556366	942	219411	0.5	1.93
NAD908	561863	556352	933	219416	0.5	2.15
NAD909	561852	556347	923	219420	0.5	0.42
NAD910	561847	556338	916	219423	0.5	0.17
NAD911	561839	556331	907	219429	0.5	1.86
NAD912	561832	556325	902	219433	0.5	0.92
NAD913	561825	556328	900	219436	0.5	0.39
NAD914	561809	556327	891	219443	0.5	0.34
NAD915	561904	556345	957	219446	0.5	0.06
NAD916	561898	556338	954	219451	0.5	0.04
NAD917	561893	556333	948	219456	0.5	0.04
NAD918	561885	556325	934	219460	0.5	0.05
NAD919	561861	556305	923	219463	0.5	0.17
NAD920	561859	556295	926	219468	0.5	0.17
NAD921	561851	556290	919	219474	0.5	0.04
NAD922	561845	556282	916	219478	0.5	0.06
NAD923	561841	556277	914	219482	0.5	0.05
NAD924	561827	556266	905	219485	0.5	0.28
NAD925	561814	556260	895	219489	0.5	0.03
NAD926	561815	556246	897	219494	0.5	0.02
NAD926	561800	556239	886	219499	1	0.08
NAD928	561929	556308	963	219503	0.5	0.09
NAD929	561918	556298	957	219507	0.5	0.03
NAD930	561912	556291	952	219510	0.5	0.03
NAD931	561904	556285	947	219515	0.5	0.02
NAD932	561898	556279	943	219519	0.5	0.04
NAD933	561889	556272	937	219522	0.5	0.02
NAD934	561883	556265	931	219524	0.5	0.03
NAD935	561875	556258	926	219528	0.5	0.03
NAD936	561869	556253	920	219533	0.5	0.02
NAD937	561862	556247	917	219539	0.5	0.02
NAD938	561851	556240	910	219544	0.5	0.05
NAD939	561845	556233	907	219548	0.5	0.02
NAD940	561839	556227	903	219552	0.5	0.02
NAD941	561828	556218	899	219554	0.5	0.05
NAD942	561821	556211	897	219557	0.5	0.20
NAD943	557831	560568	699	219562	0.5	0.05

BHID	COLLAR X	COLLAR Y	COLLAR Z	SAMPLE N0	LENGTH (m)	Au (g/t)
NAD944	557839	560577	702	219571	0.5	0.08
NAD945	557847	560585	704	219577	0.5	0.13
NAD946	557854	560593	707	219585	0.5	0.20
NAD947	557862	560599	711	219592	0.5	0.11
NAD948	557869	560606	715	219600	0.5	0.10
NAD949	557876	560614	719	219609	0.5	0.10
NAD950	557886	560620	723	219618	0.5	0.05
NAD951	557892	560628	723	219621	0.5	0.02
NAD952	557900	560635	738	219625	0.5	0.02
NAD953	557907	560645	722	219628	0.5	0.02
NAD954	557914	560651	719	219632	0.5	0.03
NAD955	557923	560656	716	219637	0.5	0.03
NAD956	557926	560657	714	219641	0.5	0.03
NAD957	557936	560669	709	219645	0.5	0.03
NAD958	557942	560675	705	219649	0.5	0.04
NAD959	557952	560680	703	219652	0.5	0.04
NAD960	557966	560688	697	219656	0.5	0.07
NAD961	557968	560693	697	219662	0.5	0.03
NAD962	557974	560705	698	219670	0.5	0.03
NAD963	557976	560711	698	219674	0.5	0.04
NAD964	557986	560716	699	219682	0.5	0.06
NAD965	557991	560722	700	219690	0.5	0.12
NAD966	558002	560729	703	219694	0.5	0.74
NAD967	558005	560739	708	219702	0.5	0.11
NAD968	558014	560745	709	219711	0.5	0.24
NAD969	558020	560751	711	219717	0.5	0.51
NAD970	558029	560758	712	219721	0.5	0.09
NAD971	558037	560765	710	219726	0.5	0.08
NAD972	558043	560771	710	219733	0.5	0.13
NAD973	558049	560781	709	219739	0.5	1.69
NAD974	558057	560789	706	219746	0.5	0.72
NAD975	558063	560794	705	219753	0.5	0.23
NAD976	558071	560801	703	219759	0.5	0.45
NAD977	558077	560808	701	219764	0.5	0.06
NAD978	558084	560814	699	219770	0.5	0.06
NAD979	558089	560819	697	219774	0.6	0.05
NAD980	558099	560828	696	219779	0.5	0.05
NAD981	558106	560837	694	219784	0.5	0.05
NAD982	558113	560843	693	219788	0.5	0.05
NAD983	558225	560405	706	219793	0.5	0.03
NAD984	558236	560411	705	219802	0.5	0.04
NAD985	558237	560417	706	219809	0.5	0.04
NAD986	558245	560424	706	219817	0.5	0.04
NAD987	558255	560430	705	219825	0.5	0.07
NAD988	558260	560438	704	219832	0.5	0.37
NAD989	558265	560443	703	219838	0.5	0.06
NAD990	558272	560449	702	219846	0.5	0.16
NAD991	558278	560456	700	219850	0.5	0.20
NAD992	558287	560466	698	219854	0.5	0.09
NAD993	558295	560472	699	219860	0.5	1.47
NAD994	558303	560478	699	219866	0.5	0.06
NAD995	558308	560484	697	219871	0.5	0.06
NAD996	558317	560492	695	219876	0.5	0.06
NAD997	558324	560498	694	219880	0.5	0.03
NAD998	558316	560381	706	219883	0.5	0.13
NAD999	558324	560388	706	219890	0.5	0.06

Appendix 21: Database of Diamond Drillholes

BHID	COLLAR X	COLLAR Y	COLLAR Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD136	560870	557495	862	159	112210	0.02	0.02
NDD211	560649	557931	896	99	206919	0.94	0.02
NDD235	561875	556421	943	87	436838	0.40	0.91
NDD236B	561899	556406	970	15	438130	1.15	0.04
NDD237	561825	556438	965	31	437023	0.69	0.96
NDD243	561550	557123	894	102	437755	0.09	0.65
NDD246	561502	556939	944	46	438103	0.56	0.82
NDD249	561537	556946	887	79	442087	0.15	6.90
NDD251	561502	557006	938	76	438557	0.16	0.61
NDD252	561495	557046	928	95	438663	0.31	0.41
NDD253	561561	557114	858	94	442039	0.05	1.27
NDD254	560662	557678	918	64	443264	0.38	0.36
NDD254B	560668	557684	934	11	443363	0.73	0.33
NDD254C	560655	557670	900	93	443321	0.31	0.52
NDD257	560570	557637	802	178	439107	0.14	1.37
NDD258	560582	557016	758	132	439181	0.42	0.84
NDD261	563632	556149	769	99	439567	0.14	0.07
NDD262	560634	557041	768	136	439697	0.22	0.39
NDD263	560401	557786	904	106	439830	0.20	0.85
NDD264	563624	556199	781	107	439974	0.09	0.04
NDD265	560597	557088	803	24	440060	0.28	0.08
NDD266	560414	557798	876	154	440170	0.14	0.16
NDD267	563602	556149	755	130	440353	0.14	0.16
NDD268	560663	557113	769	134	440795	1.02	0.35
NDD269	560367	557832	887	152	440690	0.03	0.19
NDD270	563625	556250	768	112	440614	0.12	0.12
NDD271	560300	557801	900	80	440898	0.12	0.07
NDD272	563597	556200	758	150	441277	0.16	0.10
NDD273	560269	557813	886	113	441096	0.12	0.42
NDD274	560711	557118	821	34	441379	0.81	0.06
NDD275	560233	557793	918	17	441393	0.01	0.18
NDD276	563598	556250	737	154	441669	0.15	0.08
NDD277	560995	557663	827	264	442544	0.11	2.29
NDD278	560848	557750	980	61	442778	0.06	0.04
NDD279	560920	557727	921	152	442970	0.09	
NDD280	560912	557762	914	209	443776	0.26	
NDD282	561528	556910	877	126	444040	0.06	
NDD283	561505	556940	944	45	444166	0.14	
NDD001	560933	557618	939	128	42112	0.27	1.17
NDD002	560942	557670	963	91	42238	0.34	0.36
NDD003	560916	557700	949	127	42688	0.19	2.05
NDD004	560942	557578	961	47	42042	0.24	0.40
NDD004B	560927	557567	942	128	42856	0.12	0.78
NDD005	560923	557704	936	158	43007	0.14	1.79
NDD006	560944	557527	951	101	42357	0.07	0.15
NDD007	560901	557741	957	137	43199	0.24	0.89
NDD008	560922	557758	957	170	43360	0.27	0.33
NDD009	560978	557548	930	155	42478	0.23	0.13
NDD010	560877	557723	964	77	43557	0.54	4.13
NDD011	560979	557604	927	200	43633	0.80	0.30
NDD012	560862	557754	954	104	43884	0.43	0.24
NDD013	560820	557785	959	137	44008	0.34	0.38
NDD014	560962	557684	931	173	44140	0.29	1.28
NDD015	560711	557978	941	104	44316	0.59	0.02
NDD016	560679	558002	924	158	44445	0.24	0.05
NDD017	560695	557923	950	113	44661	0.32	0.11
NDD018	560964	557642	932	152	44792	0.80	0.22
NDD019	560695	557889	942	116	45005	0.33	0.08
NDD020	560728	557861	949	95	45150	0.21	0.04
NDD021	560773	557848	943	116	45294	0.33	0.95
NDD022	560804	557823	966	131	45444	0.19	0.20
NDD023	561507	556908	921	111	46255	0.05	0.17
NDD024	561542	556944	904	115	46185	0.08	0.57
NDD025	561549	556986	901	137	46073	0.09	0.41
NDD026	561561	557027	907	142	45958	0.12	1.67
NDD027	561579	557066	904	105	46257	0.12	0.59
NDD028	561613	557051	882	163	46679	0.27	2.67
NDD029	561827	556310	860	109	47173	0.33	0.04
NDD030	561593	557016	894	161	46461	0.11	0.41
NDD031	561828	556291	877	61	47529	0.08	0.03
NDD032	561576	556973	888	134	47078	0.13	0.33

BHID	COLLAR X	COLLAR Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD033	561575	556930	887	120	47047	0.10	0.13
NDD034	561827	556493	928	112	47733	0.29	0.92
NDD035	561892	556433	935	88	46857	0.40	0.02
NDD036	561830	556494	918	125	47887	0.15	1.09
NDD037	561836	556445	944	79	48191	0.20	0.71
NDD038	561810	556479	952	76	48339	0.13	1.08
NDD039	561854	556460	902	380	48850	0.22	0.81
NDD040	561800	556572	914	113	48483	0.03	0.17
NDD041	561788	556558	947	69	48627	0.08	0.29
NDD042	561805	556519	933	113	49294	0.16	1.20
NDD043	561818	556536	912	125	49477	0.14	0.45
NDD044	561851	556509	901	142	49694	0.08	0.70
NDD045	561872	556472	902	128	49942	0.19	0.49
NDD046	561910	556446	893	154	50173	0.05	0.15
NDD047	561895	556496	877	149	50433	0.07	0.52
NDD048	561937	556438	912	111	50652	0.14	0.02
NDD049	561589	557118	895	132	50779	0.02	0.04
NDD050	561561	557162	898	110	50998	0.04	0.89
NDD051	561504	557236	882	136	51194	0.08	0.62
NDD052	561529	557201	893	91	51400	0.08	0.02
NDD053	561484	557277	869	137	51538	0.15	0.02
NDD054	561619	557117	884	164	51710	0.23	0.02
NDD055	561595	557147	886	161	51948	0.18	0.03
NDD056	561566	557194	872	143	52266	0.17	0.02
NDD057	561556	557233	860	185	52469	0.18	0.13
NDD058	561622	556959	882	160	52732	0.16	0.21
NDD059	561632	557002	867	143	53027	0.10	0.11
NDD060	560948	557478	935	109	53263	0.35	0.03
NDD061	560992	557705	943	239	53351	0.03	0.10
NDD062	560974	557734	952	185	53689	0.47	0.13
NDD063	560808	557875	960	155	54011	0.28	0.02
NDD064	560631	558007	910	104	54195	0.18	0.10
NDD065	560743	557922	940	155	54317	0.38	0.25
NDD066	560404	557873	905	206	54499	0.25	0.03
NDD067	560543	557752	909	128	54733	0.43	0.33
NDD068	561647	557041	854	153	54882	0.23	0.15
NDD069	561884	556532	867	212	55077	0.36	0.36
NDD070	561939	556520	830	212	55297	0.25	0.87
NDD071	561855	556562	877	189	55488	0.30	0.33
NDD072	560469	557811	902	197	55644	0.36	0.12
NDD073	560159	557785	875	152	55866	0.45	0.17
NDD074	560234	557760	881	104	56049	0.96	0.04
NDD075	561004	557670	916	210	56157	0.36	0.07
NDD076	561021	557724	919	263	56359	0.38	0.03
NDD077	560611	557075	802	161	56617	1.37	0.15
NDD078	560673	557045	805	173	56775	0.60	0.33
NDD079	560954	557782	964	269	56976	0.49	0.16
NDD080	560908	557789	979	230	57256	0.48	0.04
NDD081	560995	557757	935	221	57506	1.33	0.03
NDD082	560665	557681	930	23	57697	1.78	0.68
NDD083	560659	557674	910	173	57736	0.89	0.54
NDD084	560443	557908	900	254	57906	0.76	0.03
NDD085	560412	557828	919	128	100087	0.42	0.13
NDD086	560581	557792	912	197	100234	0.10	0.08
NDD087	561324	557088	886	173	100456	0.19	0.02
NDD088	561912	556607	894	200	100648	0.28	0.01
NDD089	562019	556354	853	233	100978	0.21	0.01
NDD089	562022	556316	807	233	101047	0.01	0.02
NDD091	561968	556355	874	239	101435	0.66	0.02
NDD092	561939	556584	883	170	101589	0.44	0.08
NDD093	561997	556573	849	191	101776	0.23	0.03
NDD094	560578	557103	802	218	101965	0.65	0.15
NDD095	560766	557649	927	263	102221	0.75	0.26
NDD096	560748	557633	922	248	102515	0.51	0.24
NDD097	560641	557709	934	190	102782	0.69	0.20
NDD098	560696	557714	945	176	102968	1.16	0.29
NDD099	561132	557805	904	413	103172	0.89	0.03
NDD100	562025	556599	815	251	103714	0.30	0.20
NDD100	561950	556529	703	251	103881	1.62	0.08
NDD101	562024	556651	845	300	103931	0.18	0.14
NDD102	563606	556161	792	113	104277	0.52	0.88
NDD103	560706	557663	908	191	104404	0.38	0.06
NDD104	561009	557820	946	321	104617	0.38	0.06

BHID	COLLAR X	Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD105	562021	556540	867	233	104975	0.54	0.01
NDD105	561941	556465	708	233	105181	7.89	0.17
NDD106	560495	557772	916	146	105213	0.29	0.14
NDD107	560579	557715	905	196	105379	0.83	0.32
NDD108	561152	557725	917	311	105571	0.57	0.09
NDD109	561153	557725	916	506	105932	0.28	0.12
NDD110	562055	556567	833	216	106530	0.48	0.05
NDD111	562059	556570	839	297	106751	0.64	0.13
NDD112	560762	557658	926	212	107097	0.46	0.34
NDD113	560654	557610	886	187	107332	0.30	0.06
NDD114	560688	557648	908	258	107409	0.47	0.04
NDD115	560631	557645	902	143	107852	0.69	1.10
NDD116	560666	557742	947	239	108269	1.40	0.25
NDD117	560696	557716	944	221	108004	0.12	0.16
NDD117	560682	557702	891	221	108072	0.26	0.05
NDD118	560498	557846	911	243	108561	0.10	0.18
NDD120	560436	557859	921	171	109147	0.23	0.02
NDD121	560531	557742	931	96	109355	1.28	6.37
NDD121	560498	557708	873	96	109425	0.28	0.02
NDD122	560626	557697	947	74	109442	0.02	1.42
NDD122	560606	557678	914	74	109579	0.87	0.48
NDD123	560612	557620	901	119	109522	0.67	0.67
NDD123	560585	557593	846	119	109620	0.02	0.05
NDD124	560587	557637	909	60	109571	1.75	0.26
NDD125	560584	557635	898	116	109729	1.29	0.21
NDD125	560560	557611	846	116	110992	0.00	0.01
NDD126	560577	557710	935	179	109841	0.46	0.13
NDD126	560558	557688	897	179	109779	0.28	0.09
NDD127	560377	557843	939	167	109967	0.34	0.13
NDD128	560403	557817	946	134	110165	1.02	0.16
NDD129	560456	557802	924	81	110334	0.24	0.09
NDD130	560370	557908	933	251	110410	0.07	0.02
NDD131	560988	557684	942	210	110568	0.33	0.18
NDD132	560956	557656	978	150	110945	0.20	0.58
NDD133	560951	557604	977	140	111388	0.14	0.92
NDD134	560991	557578	952	183	111163	1.54	0.69
NDD135	560978	557724	959	192	111785	0.34	0.21
NDD135	560933	557694	888	192	111901	0.19	0.16
NDD135	560896	557668	828	192	111996	0.12	0.41
NDD136	560956	557557	978	159	112022	0.56	0.48
NDD137	560927	557687	953	174	111614	0.20	15.08
NDD138	560917	557727	988	177	112213	0.65	0.27
NDD139	560932	557737	931	117	112473	0.51	0.48
NDD140	560881	557749	976	214	112553	0.38	0.11
NDD141	560929	557734	920	225	112847	0.28	0.56
NDD142	560900	557767	953	147	113096	0.11	0.11
NDD143	560845	557806	929	239	113297	0.21	0.25
NDD144	560983	557629	935	193	114324	0.11	0.18
NDD145	560844	557772	970	151	113515	0.38	0.60
NDD146	561070	557765	915	108	113684	0.12	0.05
NDD147	561972	556614	834	181	113806	0.28	0.03
NDD148	560154	557797	890	81	113980	0.17	0.08
NDD149	560232	557783	889	90	114085	0.50	0.99
NDD150	561535	557035	937	126	114193	0.27	2.63
NDD151	560462	557734	890	137	114441	0.32	0.04
NDD152	561155	557032	873	144	114696	0.11	0.50
NDD153	563578	556134	774	66	114866	0.44	0.02
NDD153	563595	556152	744	66	114902	0.34	0.10
NDD154	563583	556084	774	141	114909	0.62	0.03
NDD154	563603	556105	739	141	114965	0.09	0.03
NDD155	563567	556179	810	109	115070	0.18	0.02
NDD155	563595	556209	761	109	115139	0.37	0.01
NDD156	560991	557635	930	68	115216	0.25	0.26
NDD157	561570	557122	938	141	115273	0.32	0.09
NDD158	563579	556136	773	134	115483	0.43	0.02
NDD158	563603	556162	724	134	115548	0.34	1.29
NDD159	561608	556965	926	253	115605	0.43	0.07
NDD160	560859	557784	987	238	115920	0.35	0.06
NDD160	560850	557777	928	238	115993	0.63	0.02
NDD160	560847	557774	909	238	116015	0.00	0.02
NDD161	560997	557617	951	244	116201	0.32	0.26
NDD161	560989	557612	918	244	116244	0.09	0.03
NDD162	561571	557071	947	93	116511	0.24	0.04

BHID	COLLAR X	Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD164	562066	556473	887	240	116866	0.21	0.01
NDD167	561874	556474	964	193	117575	0.50	0.04
NDD167	561820	556432	843	193	117718	0.29	0.07
NDD167	561810	556425	822	193	117744	0.14	0.04
NDD168	560627	557588	886	150	117436	0.39	0.14
NDD169	562005	556579	857	178	117880	0.19	0.03
NDD169	561990	556569	835	178	117912	0.07	0.03
NDD169	561921	556523	747	178	118053	1.34	0.05
NDD170	561601	557118	907	108	118077	0.21	0.04
NDD171	560953	557585	978	202	118191	0.93	1.81
NDD171	560941	557577	959	202	118228	0.16	0.10
NDD171	560889	557544	885	202	118397	0.00	0.05
NDD172	560721	557737	922	252	118724	0.59	0.30
NDD173	560778	557451	894	257	118963	0.26	0.12
NDD174	561155	557018	877	159	118513	0.09	0.16
NDD176	561306	557050	864	105	119423	0.22	0.09
NDD177	561965	556497	927	202	119476	0.29	0.05
NDD179	560950	557629	962	98			
NDD180	562025	556546	877	215			
NDD180	561931	556472	709	215			
NDD181	562005	556581	860	170			
NDD181	561926	556522	750	170	442258	0.36	0.05
NDD182	560950	557674	974	114	441832	1.22	
NDD183	561905	556492	958	128	119992	0.01	0.12
NDD183	561857	556455	854	128	211403	1.02	0.22
NDD184	561012	557679	929	189	441946	0.21	2.19
NDD184	560952	557637	832	189			
NDD185	561020	557727	918	244			
NDD186	560925	557705	935	122			
NDD187	560955	557558	978	117			
NDD188	560659	557677	909	139	443527	0.12	0.25
NDD189	560927	557736	921	139	442012	0.13	0.19
NDD190	560641	557708	934	94	443588	0.20	0.27
NDD191	560665	557743	947	178			
NDD192	560697	557713	945	173			
NDD193	560698	557714	944	112			
NDD193	560684	557701	890	112			
NDD194	560544	557751	909	108			
NDD195	561619	557117	884	187			
NDD196	561590	557117	895	150	443211	0.03	0.04
NDD197	561594	557016	893	136	442138	0.06	1.36
NDD198	561635	557002	866	150	439337	0.09	0.81
NDD199	562056	556566	833	154	443114	0.42	
NDD200	561940	556584	883	120			
NDD201	560534	556945	801	216	211602	0.70	0.01
NDD202	561920	556449	900	127	443031	0.02	
NDD203	561950	556459	953	189	211408	3.04	0.73
NDD204	560582	557054	803	217	211801	0.73	0.39
NDD205	560837	557302	876	217	212064	0.21	0.01
NDD206	563640	556141	799	131	212325	0.07	0.11
NDD207	560846	557856	991	214	212490	0.38	0.03
NDD208	560972	557598	953	153	212725	0.39	0.62
NDD209	560619	558001	930	86	206607	0.79	0.03
NDD210	560644	557973	920	117	206741	0.17	0.04
NDD211	560695	557967	964	99	206824	0.66	0.03
NDD212	560760	557861	981	75	206925	0.85	0.02
NDD213	560774	557848	985	78	206996	0.94	0.03
NDD213	560740	557825	935	78	207070	0.36	0.05
NDD214	560798	557816	999	64	207078	0.73	0.05
NDD214	560770	557796	953	64	207144	0.58	0.02
NDD215	560796	557769	962	64	207195	0.97	0.03
NDD216	560862	557755	996	75	207218	0.54	0.04
NDD216	560830	557734	952	75	207283	0.30	0.01
NDD217	560868	557817	986	169	207315	0.49	0.03
NDD217	560836	557792	933	169	207385	0.06	0.02
NDD218	560915	557802	927	241	207516	0.60	0.03
NDD219	561005	557546	952	151	207748	2.23	0.16
NDD220	560792	557900	970	126	207927	1.56	0.03
NDD220A	560794	557901	975	9	208146	8.85	0.05
NDD221	560997	557618	955	230	208068	0.62	0.12
NDD221	560989	557613	936	230	208091	0.77	0.05
NDD222	560962	557790	982	199	208208	1.99	0.40
NDD223	561021	557582	937	181	208576	2.59	0.30

BHID	COLLAR X	Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD224	560952	557751	971	112	208801	0.66	0.23
NDD225	560969	557523	974	113	208912	1.02	0.10
NDD226	560939	557742	952	142	209061	0.74	0.16
NDD226	560913	557724	917	142	209106	0.38	5.60
NDD226	560903	557718	904	142	209130	0.46	0.03
NDD227	561936	556631	878	146	209184	1.09	0.05
NDD227	561921	556619	856	146	209208	0.89	0.01
NDD227	561864	556567	787	146	209320	0.31	0.03
NDD228	561962	556601	874	142	209337	0.27	0.05
NDD228	561948	556590	852	142	209368	1.02	0.01
NDD228	561894	556544	783	142	209481	0.38	0.06
NDD229	561880	556636	916	91	209485	0.30	0.02
NDD230	561867	556574	944	136	436390	0.77	0.18
NDD230	561813	556529	851	136	436524	0.59	0.92
NDD230	561806	556523	840	136	436540	0.25	0.04
NDD232	561949	556535	919	134	436618	1.27	0.17
NDD232	561911	556502	847	134	436707	1.11	0.01
NDD232	561893	556483	813	134	436752	0.80	0.17
NDD232B	561949	556535	918	11	436757	0.09	2.29
NDD234	561793	556467	968	65	436816	0.68	0.43
NDD234B	561794	556469	965	36	436956	0.25	1.06
NDD236	561897	556404	967	115	436992	0.64	0.04
NDD237B	561825	556437	960	74	437154	0.39	1.24
NDD238	561922	556375	957	130	437233	0.21	0.02
NDD238	561904	556370	896	130	437302	0.56	0.02
NDD239	561772	556502	941	92	437654	4.83	0.72
NDD239	561758	556492	918	92	437681	0.55	0.05
NDD240	561718	556628	894	72	437418	0.48	0.01
NDD241	561737	556639	946	60	437430	0.41	0.51
NDD241	561712	556617	906	60	437488	0.23	0.01
NDD242	561775	556650	935	74	437497	0.40	0.60
NDD244	561547	556920	943	92	437820	1.05	6.49
NDD245	561619	557092	917	120	437932	0.33	0.05
NDD247	561617	557162	904	129	438137	0.23	0.10
NDD247	561601	557162	885	129	438168	0.26	0.02
NDD248	561590	556925	921	102	438294	1.00	0.02
NDD250	561550	557157	936	70	438419	0.63	0.37
NDD255	560657	557561	885	97	438725	1.23	0.04
NDD256	560687	557587	899	135	438834	1.87	0.03
NDD257	560610	557679	903	178	438998	1.68	0.71
NDD259	560626	557030	804	77	439255	1.34	0.37
NDD260	560658	557015	805	80	439428	1.30	0.04
NDD001	560900	557596	889	128	42200	0.00	0.01
NDD002	560918	557653	928	91	42290	0.23	4.91
NDD003	560881	557676	901	127	42769	0.03	0.24
NDD004B	560895	557547	899	128	42925	0.24	0.17
NDD005	560899	557686	875	158	43096	0.02	0.41
NDD006	560919	557510	911	101	42421	0.28	0.52
NDD007	560863	557716	905	137	43285	0.21	0.03
NDD008	560876	557727	893	170	43466	0.01	1.66
NDD009	560943	557522	886	155	42565	0.02	0.39
NDD010	560857	557709	934	77	43597	0.00	0.01
NDD011	560931	557569	847	200	43745	0.11	0.82
NDD013	560783	557760	908	137	44089	0.04	0.01
NDD014	560920	557653	862	173	44248	0.54	1.28
NDD015	560684	557958	901	104	44379	0.17	0.10
NDD016	560610	557966	825	158	44613	0.70	0.10
NDD017	560666	557901	906	113	44728	0.15	0.01
NDD018	560926	557616	871	152	44886	0.21	5.22
NDD019	560665	557869	897	116	45074	0.02	0.01
NDD021	560743	557827	899	116	45382	0.60	0.01
NDD022	560773	557798	914	131	45880	0.03	0.40
NDD023	561482	556916	890	111	46320	0.00	0.01
NDD024	561524	556951	850	115	46504	0.01	0.01
NDD025	561513	556996	843	137	46614	0.00	0.05
NDD026	561522	557036	848	142	46188	0.10	2.43
NDD027	561548	557077	863	105	46780	0.12	0.05
NDD028	561560	557057	821	163	47047	0.02	0.07
NDD030	561538	557021	836	161	46778	0.10	0.83
NDD032	561531	556980	838	134	47316	0.05	0.04
NDD033	561549	556936	833	120	46815	0.04	0.31
NDD039	561852	556375	793	380	49030	0.18	0.01
NDD044	561825	556486	839	142	49834	0.03	0.16

BHID	COLLAR X	Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD046	561883	556421	827	154	50304	0.00	0.01
NDD049	561543	557115	847	132	50889	0.02	0.69
NDD050	561523	557162	859	110	51094	0.00	0.03
NDD051	561457	557231	832	136	51302	0.03	0.01
NDD052	561500	557199	858	91	51468	0.01	0.06
NDD053	561451	557276	828	137	51609	0.04	0.27
NDD054	561585	557113	839	164	51791	0.03	0.38
NDD055	561550	557145	831	161	52119	0.04	0.82
NDD056	561520	557181	819	143	52371	0.06	0.10
NDD057	561494	557219	794	185	52604	0.12	0.63
NDD058	561565	556966	828	160	52895	0.03	0.72
NDD059	561582	557003	821	143	53124	0.04	0.31
NDD061	560950	557667	845	239	53515	0.16	1.01
NDD062	560934	557707	885	185	53784	0.41	0.46
NDD063	560772	557849	896	155	54114	0.17	0.27
NDD064	560605	557986	869	104	54268	0.05	0.92
NDD065	560709	557896	893	155	54395	0.07	0.04
NDD066	560375	557845	860	206	54567	0.03	0.10
NDD067	560516	557722	865	128	54797	0.25	0.38
NDD068	561609	557047	803	153	54946	0.09	0.24
NDD069	561831	556483	789	212	55181	1.31	0.08
NDD070	561889	556472	751	212	55402	0.80	0.28
NDD071	561809	556523	804	189	55584	0.39	0.17
NDD072	560442	557784	858	197	55705	0.01	0.03
NDD073	560158	557816	839	152	55944	0.14	0.28
NDD074	560233	557788	847	104	56090	0.07	0.36
NDD075	560956	557630	830	210	56269	0.49	0.61
NDD076	561007	557712	887	263	56396	0.02	0.02
NDD076	560975	557684	816	263	56484	0.24	0.06
NDD077	560604	557061	783	161	56639	0.05	0.47
NDD078	560668	557034	788	173	56796	0.02	0.50
NDD079	560916	557753	890	269	57072	0.10	0.03
NDD079	560873	557720	808	269	57183	1.10	0.29
NDD080	560863	557759	902	230	57355	0.17	0.29
NDD081	560977	557746	898	221	57540	0.21	0.04
NDD083	560642	557657	869	173	57781	0.16	0.74
NDD084	560434	557898	883	254	57923	0.30	0.02
NDD084	560428	557893	874	254	57935	0.00	0.01
NDD085	560390	557801	877	128	100157	0.13	0.52
NDD086	560562	557772	877	197	100284	0.06	0.13
NDD086	560532	557737	825	197	100363	0.07	0.34
NDD087	561324	557070	865	173	100485	0.07	0.02
NDD087	561324	557057	849	173	100508	0.10	0.02
NDD087	561324	557043	833	173	100534	0.05	0.02
NDD087	561323	557019	807	173	100576	0.00	0.11
NDD088	561875	556577	833	200	100734	0.48	0.57
NDD089	562016	556392	904	233	100910	0.30	0.02
NDD089	562021	556334	829	233	101014	0.06	0.01
NDD089	562023	556296	786	233	101080	0.12	0.01
NDD090	561966	556351	895	197	101213	0.26	0.03
NDD091	561965	556389	934	239	101364	0.21	0.07
NDD091	561973	556316	811	239	101516	0.04	0.02
NDD092	561896	556550	819	170	101676	0.28	0.49
NDD093	561948	556536	784	191	101879	0.17	1.11
NDD094	560574	557094	789	218	101981	0.16	0.06
NDD095	560789	557664	895	263	102263	0.11	0.05
NDD095	560804	557675	874	263	102295	0.03	0.01
NDD095	560810	557679	866	263	102309	0.11	0.01
NDD096	560737	557618	889	248	102550	0.59	0.05
NDD096	560729	557608	866	248	102577	0.04	0.04
NDD096	560725	557602	853	248	102593	0.33	0.02
NDD097	560623	557681	881	190	102839	0.62	0.29
NDD098	560671	557686	883	176	103051	0.32	1.02
NDD099	561115	557793	873	413	103217	0.07	0.06
NDD099	561066	557750	783	413	103354	0.02	1.41
NDD100	561995	556575	767	251	103779	0.03	0.04
NDD100	561982	556562	746	251	103812	0.03	0.03
NDD100	561965	556545	723	251	103852	0.22	1.04
NDD101	561998	556621	790	300	104010	0.21	0.06
NDD101	561971	556589	735	300	104086	0.00	0.01
NDD101	561964	556579	723	300	104106	0.37	0.02
NDD101	561961	556575	717	300	104115	0.18	0.05
NDD101	561956	556567	709	300	104129	0.04	0.03

BHID	COLLAR X	Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD101	561952	556562	703	300	104140	0.05	0.06
NDD101	561949	556557	699	300	104149	0.70	0.05
NDD101	561948	556555	696	300	104153	0.32	0.02
NDD102	563628	556183	751	113	104335	0.95	0.40
NDD103	560692	557651	873	191	104451	0.07	1.88
NDD104	560972	557792	878	321	104712	0.25	0.06
NDD104	560919	557749	788	321	104839	0.68	0.03
NDD105	562000	556523	826	233	105032	0.23	0.25
NDD105	561968	556493	761	233	105128	0.22	0.31
NDD105	561954	556479	734	233	105163	0.75	4.28
NDD105	561932	556456	692	233	105185	0.66	0.04
NDD106	560478	557754	882	146	105258	0.14	0.05
NDD106	560470	557744	864	146	105281	0.20	0.04
NDD106	560467	557741	859	146	105288	0.26	0.05
NDD106	560453	557723	827	146	105333	0.43	0.03
NDD107	560567	557696	862	196	105422	0.19	0.04
NDD108	561124	557705	866	311	105647	0.29	0.06
NDD109	561122	557697	857	506	106018	0.10	0.09
NDD110	562038	556554	798	216	106570	0.16	0.01
NDD110	562018	556536	756	216	106630	0.08	0.57
NDD110	562004	556521	725	216	106675	0.10	0.27
NDD110	561997	556514	710	216	106696	0.26	0.05
NDD110	561987	556502	688	216	106722	1.65	2.41
NDD111	562044	556557	802	297	106793	0.16	0.02
NDD111	562036	556550	783	297	106819	0.00	0.01
NDD111	562033	556547	775	297	106829	0.00	0.02
NDD111	562022	556534	754	297	106861	0.15	1.03
NDD111	562011	556520	730	297	106897	0.14	0.10
NDD111	561989	556487	690	297	106971	0.25	0.28
NDD111	561964	556445	643	297	107044	0.37	0.17
NDD111	561959	556437	635	297	107059	0.10	0.36
NDD112	560750	557645	884	212	107146	0.05	0.36
NDD113	560639	557594	854	187	107380	0.13	0.03
NDD114	560668	557631	870	258	107492	0.17	0.03
NDD115	560611	557626	861	143	107916	0.04	0.94
NDD116	560643	557718	896	239	108333	0.29	0.31
NDD117	560689	557709	918	221	108038	0.12	0.04
NDD117	560673	557694	861	221	108114	0.05	0.70
NDD117	560662	557684	821	221	108168	0.14	0.68
NDD118	560492	557840	897	243	108580	0.06	0.44
NDD118	560484	557832	877	243	108608	0.02	0.04
NDD119	560595	557739	902	250	108888	0.16	0.30
NDD120	560427	557849	900	171	109176	0.05	0.02
NDD120	560417	557839	879	171	109206	0.11	1.21
NDD120	560403	557823	848	171	109253	0.02	0.36
NDD121	560516	557726	905	96	109384	0.55	0.32
NDD122	560622	557694	941	74	109451	0.06	0.20
NDD123	560597	557605	870	119	109588	0.44	0.04
NDD125	560567	557618	860	116	109968	1.29	0.02
NDD126	560573	557706	929	179	109847	0.49	0.08
NDD126	560542	557671	866	179	109825	0.04	0.02
NDD127	560352	557816	895	167	110039	0.10	0.52
NDD128	560372	557784	897	134	110243	0.13	0.19
NDD129	560437	557782	894	81	110380	0.13	0.03
NDD130	560355	557892	904	251	110454	0.06	0.06
NDD131	560966	557669	902	210	110624	0.11	6.18
NDD131	560925	557641	833	210	110728	0.96	28.11
NDD132	560926	557634	931	150	111047	0.06	1.13
NDD133	560919	557579	930	140	111473	0.21	0.79
NDD134	560974	557564	923	183	111205	0.09	0.19
NDD135	560965	557709	922	192	111843	0.05	0.09
NDD135	560919	557684	865	192	111940	0.03	0.47
NDD136	560925	557535	935	159	112089	0.19	1.00
NDD137	560892	557660	905	174	111691	0.74	0.79
NDD137	560861	557635	862	174	111760	0.05	0.01
NDD138	560897	557713	957	177	112259	0.10	2.29
NDD140	560858	557732	933	214	112608	0.33	1.10
NDD141	560899	557713	860	225	112931	0.00	0.03
NDD142	560865	557741	897	147	113176	0.02	0.05
NDD142	560856	557734	884	147	113197	0.28	0.03
NDD143	560805	557782	839	239	113410	0.03	0.23
NDD144	560959	557610	892	193	114387	0.14	0.73
NDD145	560816	557752	920	151	113582	0.07	0.09

BHID	COLLAR X	Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD145	560801	557740	895	151	113617	0.27	0.02
NDD146	561042	557747	880	108	113741	0.04	0.04
NDD146	561032	557741	867	108	113762	0.03	0.01
NDD147	561927	556574	767	181	113905	0.13	0.49
NDD148	560154	557821	862	81	114023	0.17	0.18
NDD149	560231	557806	861	90	114127	0.01	0.46
NDD150	561496	557040	888	126	114260	0.16	0.64
NDD151	560477	557751	865	137	114476	0.22	0.04
NDD152	561135	557015	842	144	114745	0.02	0.14
NDD153	563591	556148	752	66	114892	0.18	0.11
NDD154	563594	556095	756	141	114935	0.03	0.01
NDD154	563608	556110	730	141	114975	0.68	0.01
NDD155	563575	556187	797	109	115091	0.18	0.02
NDD155	563611	556227	734	109	115176	0.03	0.01
NDD156	560986	557632	897	68	115259	0.06	1.01
NDD157	561535	557121	900	141	115339	0.06	0.12
NDD158	563590	556148	750	134	115513	0.24	0.06
NDD159	561596	556964	870	253	115670	0.13	0.17
NDD160	560854	557779	952	238	115965	0.11	0.40
NDD160	560849	557775	916	238	116005	0.26	0.04
NDD160	560843	557770	881	238	116049	0.14	0.51
NDD161	560994	557616	939	244	116218	0.04	0.55
NDD161	560980	557607	881	244	116293	0.12	0.54
NDD162	561541	557077	912	93	116569	0.02	0.34
NDD163	561996	556478	860	172	116708	0.03	0.10
NDD164	562045	556457	841	240	116928	0.26	0.60
NDD164	562007	556429	760	240	117044	0.00	0.01
NDD164	561998	556422	740	240	117071	0.03	0.01
NDD164	561994	556419	731	240	117084	0.10	0.01
NDD165	561507	556958	941	64	117180	0.59	1.23
NDD166	562004	556484	881	235	117263	0.14	0.04
NDD166	561997	556478	814	235	117341	0.14	0.04
NDD166	561994	556476	792	235	117367	0.02	0.03
NDD166	561991	556474	762	235	117475	0.10	0.02
NDD166	561987	556471	731	235	117809	0.04	0.06
NDD167	561847	556453	903	193	117646	0.36	0.44
NDD167	561818	556431	840	193	117721	0.03	0.02
NDD167	561802	556417	801	193	117771	0.00	0.02
NDD168	560609	557571	850	150	117483	0.31	0.05
NDD169	561994	556571	840	178	117904	0.00	0.01
NDD169	561958	556548	794	178	117977	0.02	1.58
NDD170	561570	557116	869	108	118134	0.01	1.14
NDD171	560949	557582	971	202	118205	0.03	0.31
NDD171	560920	557564	928	202	118309	0.79	0.88
NDD173	560792	557461	873	257	118991	0.26	0.03
NDD174	561129	557018	846	159	118563	0.01	0.05
NDD175	561520	556995	927	99	119302	0.26	0.92
NDD176	561319	557066	888	105	119386	0.17	0.06
NDD176	561295	557037	845	105	119452	0.28	0.03
NDD177	561921	556453	848	202	119692	0.05	0.13
NDD178	561976	556502	861	254	119765	0.20	0.14
NDD178	561951	556479	809	254	119835	0.00	1.11
NDD178	561948	556475	802	254	119846	0.04	0.02
NDD178	561945	556472	796	254	119853	0.03	0.03
NDD178	561927	556454	766	254	119900	0.09	1.48
NDD178	561908	556434	733	254	119948	0.01	0.02
NDD178	561902	556427	724	254	119962	0.00	0.01
NDD178	561893	556417	708	254	119984	0.31	0.01
NDD179	560927	557613	922	98	441803	0.04	0.74
NDD180	561992	556521	817	215	441457	0.11	1.23
NDD180	561952	556489	745	215	441537	0.33	12.84
NDD180	561930	556471	707	215			
NDD181	561964	556551	802	170	442230	0.24	0.24
NDD182	560919	557654	931	114	441887	0.30	1.67
NDD183	561882	556474	908	128	166585	0.20	0.57
NDD184	560981	557657	878	189	441978	0.07	2.16
NDD184	560948	557635	826	189			
NDD184	560937	557627	809	189			
NDD185	561005	557717	886	244			
NDD185	560973	557694	813	244			
NDD186	560904	557692	879	122	442005	0.00	0.03
NDD187	560925	557540	933	117			
NDD188	560642	557661	868	139	443550	0.04	0.36

BHID	COLLAR X	Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD190	560625	557692	892	94	443608	0.80	0.12
NDD191	560648	557717	894	178	443412	0.52	0.10
NDD192	560673	557689	881	173	442294	0.25	6.21
NDD193	560691	557708	918	112			
NDD193	560677	557695	864	112			
NDD194	560521	557725	868	108			
NDD195	561585	557113	839	187	443145	0.00	0.17
NDD196	561538	557112	841	150	443233	0.00	0.03
NDD197	561554	557027	839	136	442179	0.02	2.58
NDD198	561593	557009	813	150	439384	0.01	0.25
NDD199	562039	556553	798	154			
NDD199	562019	556536	756	154	443128	0.10	
NDD200	561908	556559	838	120	442201	0.13	0.25
NDD201	560529	556935	787	216	211618	0.36	0.01
NDD201	560517	556908	751	216	211324	1.81	0.53
NDD203	561951	556397	882	189	211482	0.18	0.44
NDD205	560827	557292	858	217	212088	0.49	0.05
NDD205	560815	557279	836	217	212120	0.05	0.03
NDD206	563658	556159	766	131	212374	0.14	0.02
NDD207	560805	557830	932	214	212572	0.21	0.32
NDD208	560940	557576	906	153	212793	0.05	1.87
NDD208	560912	557556	866	153	212858	0.01	0.14
NDD208	560904	557550	855	153	212876	0.04	0.06
NDD209	560601	557987	903	86	206639	0.80	0.03
NDD210	560660	557984	943	117	206706	0.30	0.49
NDD210	560635	557965	906	117	206763	0.22	0.03
NDD210	560628	557959	896	117	206778	1.09	0.05
NDD211	560678	557954	939	99	206858	0.39	0.54
NDD211	560657	557938	907	99	206904	0.00	0.04
NDD212	560741	557847	953	75	206964	0.45	0.02
NDD213	560757	557837	959	78	207032	0.16	0.06
NDD213	560737	557823	930	78	207076	0.33	0.06
NDD214	560784	557806	977	64	207111	0.26	0.30
NDD214	560767	557794	949	64	207149	0.00	0.01
NDD215	560811	557778	989	64	207169	1.07	0.27
NDD216	560845	557744	973	75	207252	0.23	0.39
NDD217	560847	557801	952	169	207357	0.33	0.09
NDD217	560824	557782	912	169	207498	0.11	0.50
NDD217	560807	557768	883	169	207726	0.03	0.20
NDD218	560942	557820	966	241	207468	0.65	0.04
NDD218	560907	557797	915	241	207533	0.09	0.03
NDD218	560887	557783	885	241	207576	0.08	0.02
NDD218	560878	557776	872	241	207594	1.43	0.02
NDD219	560976	557524	914	151	207804	0.25	0.03
NDD220	560765	557881	921	126	207996	0.13	0.16
NDD221	560993	557616	945	230	208080	0.21	0.23
NDD221	560978	557604	904	230	208132	0.21	1.05
NDD222	560941	557777	949	199	208244	0.54	0.04
NDD222	560910	557757	900	199	208419	0.44	0.48
NDD222	560897	557748	879	199	208505	0.01	0.02
NDD222	560887	557741	866	199	208528	0.26	0.61
NDD223	561000	557566	907	181	208613	0.44	0.05
NDD224	560924	557730	927	112	208863	0.44	0.26
NDD225	560943	557502	934	113	208970	0.76	0.24
NDD226	560916	557727	921	142	209099	0.71	0.46
NDD226	560908	557721	910	142	209117	0.16	0.36
NDD226	560895	557712	892	142	209148	0.15	0.05
NDD226	560881	557703	874	142	209177	0.35	0.01
NDD227	561927	556624	865	146	209198	0.62	0.02
NDD227	561892	556592	820	146	209262	0.37	0.09
NDD228	561953	556594	860	142	209358	0.27	0.03
NDD228	561921	556567	817	142	209424	0.22	0.75
NDD229	561856	556618	881	91	209539	0.21	0.08
NDD230	561842	556554	901	136	436452	0.14	0.75
NDD230	561808	556524	843	136	436537	0.00	0.04
NDD231	561836	556597	904	85	423057	0.29	0.08
NDD232	561930	556519	883	134	436661	0.34	0.13
NDD232	561902	556492	830	134	436728	0.31	0.64
NDD232B	561947	556534	913	11	436764	0.44	1.69
NDD233	561776	556602	936	63	436582	0.15	0.17
NDD234	561777	556455	942	65	436918	0.24	0.03
NDD234B	561788	556464	948	36	436980	0.05	0.13
NDD236	561877	556384	917	115	437078	0.17	0.02

BHID	X	COLLAR Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD237B	561810	556426	928	74	437196	0.13	0.02
NDD238	561913	556376	923	130	437270	0.32	1.01
NDD238	561893	556359	872	130	437328	0.20	0.01
NDD239	561786	556512	966	92	437622	0.26	0.55
NDD239	561765	556496	929	92	437667	0.24	0.29
NDD239	561756	556490	914	92	437687	0.14	1.75
NDD240	561736	556643	920	72	437379	0.09	1.07
NDD241	561726	556628	927	60	437456	0.05	0.28
NDD242	561758	556634	906	74	437545	0.14	1.32
NDD244	561525	556928	903	92	437875	0.11	0.70
NDD245	561592	557096	881	120	437989	0.10	1.10
NDD245	561562	557101	841	120	438052	0.00	0.10
NDD247	561611	557162	897	129	438150	0.07	0.04
NDD247	561578	557163	860	129	438208	0.08	0.21
NDD247	561553	557163	835	129	438253	0.07	1.21
NDD247	561544	557163	828	129	438268	0.18	0.88
NDD247	561535	557162	821	129	438281	0.00	0.07
NDD248	561563	556934	880	102	438353	0.08	1.50
NDD250	561526	557159	908	70	438463	0.12	0.31
NDD255	560646	557549	861	97	438753	0.24	0.15
NDD256	560674	557574	871	135	438865	0.50	0.02
NDD257	560586	557653	841	178	439054	0.66	4.53
NDD259	560623	557023	796	77	439265	0.68	0.20
NDD260	560655	557009	797	80	439437	0.07	0.06
NDD004B	560887	557541	888	128	42941	0.01	0.06
NDD005	560887	557677	848	158	43131	0.01	0.04
NDD009	560917	557502	858	155	42620	0.00	0.01
NDD016	560638	557980	864	158	44546	0.07	0.38
NDD023	561467	556920	871	111	46353	0.00	0.01
NDD039	561853	556312	713	380	49091	0.09	0.06
NDD053	561427	557274	802	137	51657	0.00	0.01
NDD054	561549	557106	798	164	51873	0.00	0.02
NDD055	561515	557141	794	161	52201	0.02	0.02
NDD059	561555	557001	800	143	53180	0.14	0.01
NDD061	560911	557631	754	239	53663	0.02	0.01
NDD062	560899	557683	826	185	53870	0.16	0.80
NDD065	560683	557874	861	155	54449	0.01	0.01
NDD066	560339	557808	812	206	54650	0.06	0.91
NDD067	560502	557706	843	128	54829	0.14	0.01
NDD068	561586	557048	779	153	54981	0.08	0.01
NDD072	560411	557753	815	197	55773	0.04	0.01
NDD073	560159	557849	804	152	55995	0.01	0.06
NDD074	560232	557803	831	104	56114	0.00	0.22
NDD076	560990	557697	849	263	56444	0.10	0.03
NDD076	560953	557662	768	263	56546	0.16	0.55
NDD077	560582	557023	737	161	56705	0.41	0.70
NDD078	560650	556998	733	173	56873	0.03	0.08
NDD079	560883	557728	827	269	57156	0.05	2.81
NDD079	560861	557711	790	269	57208	0.06	0.02
NDD080	560819	557728	828	230	57455	0.11	0.01
NDD081	560947	557724	835	221	57618	0.20	0.03
NDD083	560622	557636	824	173	57843	0.00	0.25
NDD084	560431	557896	879	254	57928	0.00	0.02
NDD084	560380	557834	807	254	67258	0.06	0.13
NDD085	560375	557783	849	128	100202	0.00	0.16
NDD086	560545	557753	847	197	100328	0.01	0.17
NDD086	560515	557714	794	197	100414	0.31	0.48
NDD087	561324	557061	854	173	100502	0.03	0.02
NDD087	561324	557054	846	173	100514	0.00	0.13
NDD087	561324	557027	816	173	100561	0.02	0.01
NDD087	561322	557001	787	173	100607	0.05	0.13
NDD088	561834	556540	763	200	100825	0.13	0.02
NDD093	561913	556507	737	191	101953	0.11	0.02
NDD094	560541	557030	716	218	102099	0.04	0.09
NDD095	560802	557674	877	263	102290	0.00	0.02
NDD095	560807	557678	869	263	102303	0.02	0.01
NDD095	560855	557717	809	263	102404	0.06	0.08
NDD096	560731	557611	872	248	102569	0.03	0.03
NDD096	560727	557605	859	248	102586	0.00	0.23
NDD096	560705	557570	789	248	102679	0.01	0.02
NDD097	560600	557644	816	190	102923	0.03	0.63
NDD098	560641	557653	811	176	103151	0.05	1.81
NDD099	561084	557767	815	413	103305	0.06	0.03

BHID	COLLAR X	Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD099	561002	557674	698	413	103514	0.09	0.68
NDD100	561987	556567	754	251	103799	0.02	0.05
NDD100	561978	556559	741	251	103821	0.07	0.03
NDD100	561937	556515	685	251	103902	0.72	0.07
NDD101	561973	556592	739	300	104080	0.02	0.08
NDD101	561968	556585	729	300	104095	0.12	0.02
NDD101	561963	556577	720	300	104111	0.02	0.03
NDD101	561958	556571	713	300	104122	0.04	0.03
NDD101	561954	556564	706	300	104135	0.00	0.06
NDD101	561951	556560	701	300	104145	0.01	0.48
NDD101	561927	556523	663	300	104203	0.23	0.03
NDD102	563644	556199	721	113	104368	1.58	0.02
NDD103	560676	557633	827	191	104513	0.01	0.02
NDD103	560660	557617	785	191	104571	0.06	0.40
NDD103	560657	557613	777	191	104584	0.02	0.59
NDD104	560933	557761	811	321	104806	0.05	0.02
NDD104	560894	557726	750	321	104898	0.07	0.08
NDD105	561980	556505	785	233	105093	0.16	1.17
NDD105	561962	556487	749	233	105146	0.24	0.29
NDD106	560471	557746	867	146	105278	0.09	0.09
NDD106	560469	557743	862	146	105284	0.01	0.06
NDD106	560461	557733	844	146	105309	0.06	0.09
NDD106	560450	557719	819	146	105342	0.30	0.07
NDD107	560555	557671	811	196	105495	0.08	0.44
NDD108	561058	557661	749	311	105803	0.18	0.03
NDD109	561017	557564	697	506	106293	0.07	0.16
NDD110	562030	556548	783	216	106591	0.01	0.01
NDD110	562008	556525	733	216	106664	0.05	0.02
NDD110	562000	556517	717	216	106687	0.02	0.04
NDD110	561994	556510	703	216	106707	0.08	1.54
NDD111	562037	556551	784	297	106816	0.00	0.01
NDD111	562034	556548	779	297	106824	0.05	0.02
NDD111	562032	556546	773	297	106831	0.00	0.02
NDD111	562030	556544	770	297	106836	0.00	0.02
NDD111	562013	556523	735	297	106889	0.10	0.05
NDD111	562010	556518	728	297	106900	0.06	0.10
NDD111	561999	556503	709	297	106935	0.10	1.38
NDD111	561977	556466	667	297	107009	0.36	0.58
NDD111	561962	556442	640	297	107048	0.00	0.31
NDD112	560731	557622	816	212	107232	0.01	0.04
NDD113	560615	557569	804	187	107547	0.01	0.55
NDD114	560623	557585	788	258	107714	0.01	0.51
NDD115	560598	557613	835	143	107968	0.03	0.22
NDD116	560596	557668	799	239	108475	0.03	0.78
NDD117	560665	557687	832	221	108152	0.01	0.16
NDD117	560649	557671	778	221	108222	0.12	1.26
NDD118	560488	557836	887	243	108595	0.01	0.05
NDD118	560448	557792	796	243	108726	0.01	0.19
NDD119	560559	557690	793	250	109034	0.04	0.16
NDD120	560421	557843	886	171	109195	0.01	0.01
NDD120	560412	557833	868	171	109224	0.00	0.21
NDD120	560384	557801	814	171	109314	0.04	0.88
NDD126	560522	557649	827	179	109897	0.07	0.06
NDD127	560320	557781	840	167	110130	0.01	0.09
NDD130	560303	557836	806	251	110775	0.02	0.11
NDD131	560940	557652	858	210	110694	0.13	2.48
NDD131	560908	557629	805	210	110763	0.20	0.04
NDD132	560889	557607	875	150	111141	0.04	0.02
NDD133	560884	557551	880	140	111561	0.00	0.03
NDD134	560934	557527	856	183	111315	0.01	0.40
NDD136	560883	557505	878	159	112183	0.02	0.01
NDD137	560872	557643	877	174	111736	0.00	0.02
NDD137	560855	557630	853	174	111774	0.00	0.02
NDD138	560852	557680	893	177	112360	0.00	0.07
NDD140	560818	557702	863	214	112708	0.01	0.02
NDD141	560881	557695	826	225	112984	0.02	0.96
NDD142	560858	557735	886	147	113194	0.00	0.04
NDD143	560792	557775	811	239	113449	0.13	0.08
NDD144	560926	557583	836	193	114614	0.05	0.19
NDD145	560805	557743	902	151	113607	0.32	0.02
NDD145	560796	557735	886	151	113629	0.03	0.04
NDD146	561035	557743	871	108	113756	0.01	0.01
NDD148	560155	557836	844	81	114053	0.01	0.01

BHID	COLLAR X	Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD149	560230	557816	850	90	114145	0.01	0.53
NDD151	560500	557779	827	137	114535	0.02	0.03
NDD152	561107	556992	803	144	114806	0.01	0.03
NDD154	563629	556131	695	141	115025	0.19	0.01
NDD155	563613	556228	732	109	115180	0.00	0.02
NDD157	561486	557118	851	141	115429	0.04	0.02
NDD158	563619	556180	693	134	115590	0.24	0.33
NDD159	561569	556952	749	253	115821	0.02	0.07
NDD160	560832	557759	814	238	116142	0.03	0.18
NDD161	560959	557585	791	244	116413	0.15	0.68
NDD163	561978	556464	778	172	116821	0.01	0.07
NDD164	562024	556441	796	240	116992	0.01	0.03
NDD164	562014	556434	774	240	117025	0.01	0.03
NDD164	562003	556426	750	240	117057	0.01	0.01
NDD164	561997	556421	737	240	117076	0.00	0.01
NDD164	561983	556411	707	240	117118	0.02	0.02
NDD166	561999	556480	833	235	117319	0.01	0.06
NDD166	561996	556477	803	235	117355	0.01	0.02
NDD166	561993	556475	776	235	117388	0.02	0.03
NDD166	561989	556473	749	235	117787	0.00	0.01
NDD166	561984	556469	703	235	117843	0.04	0.02
NDD168	560590	557553	811	150	117537	0.01	0.06
NDD170	561544	557114	838	108	118185	0.00	0.02
NDD171	560896	557549	895	202	118380	0.00	0.23
NDD171	560867	557528	854	202	118449	0.00	0.02
NDD172	560693	557697	806	252	118858	0.11	0.28
NDD173	560859	557504	787	257	119124	0.01	0.02
NDD174	561085	557017	793	159	118643	0.04	0.02
NDD178	561954	556482	814	254	119826	0.01	0.02
NDD178	561949	556477	805	254	119841	0.00	0.34
NDD178	561946	556474	799	254	119849	0.09	0.03
NDD178	561943	556471	793	254	119858	0.00	0.02
NDD178	561911	556437	739	254	119940	0.02	0.01
NDD178	561905	556430	728	254	119957	0.00	0.01
NDD178	561899	556423	718	254	119971	0.00	0.01
NDD180	561960	556496	759	215	441517	0.00	0.26
NDD180	561939	556478	722	215	441555	0.00	
NDD184	560956	557640	838	189			
NDD184	560941	557630	815	189			
NDD184	560932	557623	801	189			
NDD185	560989	557705	848	244			
NDD185	560954	557679	773	244	212921	0.26	0.88
NDD187	560895	557522	888	117			
NDD188	560630	557648	836	139	443563	0.00	0.20
NDD191	560623	557681	818	178	443480	0.09	1.43
NDD192	560646	557663	808	173	442341	0.10	
NDD195	561541	557106	789	187	443174	0.00	0.01
NDD198	561567	557012	784	150			
NDD199	562032	556547	783	154			
NDD199	562008	556526	733	154	443135	0.05	
NDD201	560521	556918	764	216	211650	0.09	0.05
NDD201	560496	556863	692	216	211626	0.06	0.03
NDD204	560552	556986	723	217	211936	0.09	0.24
NDD205	560817	557282	841	217	212114	0.00	0.03
NDD205	560777	557238	775	217	212221	0.04	0.07
NDD206	563685	556186	717	131	212448	0.18	0.02
NDD207	560755	557797	861	214	212678	0.01	0.01
NDD208	560914	557558	869	153	212852	0.00	0.14
NDD208	560910	557554	862	153	212864	0.00	0.18
NDD208	560899	557546	848	153	212888	0.00	0.08
NDD209	560584	557973	876	86	206674	0.00	0.03
NDD210	560630	557961	899	117	206774	0.05	0.02
NDD210	560619	557951	880	117	206799	0.01	0.01
NDD211	560661	557941	914	99	206893	0.00	0.05
NDD211	560653	557935	902	99	206911	0.03	0.03
NDD217	560811	557771	890	169	207714	0.01	0.03
NDD217	560803	557764	876	169	207738	0.02	0.02
NDD218	560897	557790	900	241	207555	0.00	0.02
NDD218	560883	557780	879	241	207586	0.00	0.03
NDD218	560855	557758	841	241	207642	0.08	0.04
NDD219	560936	557492	863	151	207891	0.01	0.02
NDD220	560741	557863	878	126	208062	0.00	0.02
NDD221	560947	557574	812	230	208367	0.06	0.60

BHID	COLLAR X	Y	Z	EOH	SAMPLE N0	CORE LOSS	Au (g/t)
NDD222	560924	557766	922	199	208281	0.16	0.02
NDD222	560898	557749	882	199	208500	0.00	0.03
NDD222	560894	557746	876	199	208511	0.03	0.03
NDD222	560875	557731	849	199	208557	0.18	0.04
NDD223	560956	557527	844	181	208720	0.03	1.00
NDD225	560916	557480	893	113	209025	0.18	0.01
NDD226	560885	557705	878	142	209170	0.01	0.01
NDD230	561807	556524	841	136	436538	0.00	0.02
NDD230	561806	556522	839	136	436543	0.00	0.06
NDD245	561564	557100	844	120	438047	0.04	0.86
NDD245	561554	557101	832	120	438067	0.00	0.05
NDD247	561557	557163	839	129	438245	0.01	0.03
NDD247	561547	557163	831	129	438263	0.10	0.66
NDD247	561540	557163	825	129	438273	0.11	0.01
NDD247	561530	557162	817	129	438289	0.00	0.02
NDD255	560633	557533	833	97	438801	0.01	0.66
NDD256	560656	557555	831	135	438918	0.06	0.02
NDD257	560576	557643	817	178	439086	0.02	9.14
NDD259	560617	557005	773	77	439298	0.17	0.34
NDD260	560646	556990	771	80	439472	0.24	0.13

Appendix 22: Statistics of Results of Standard Reference Material

STD REF ID	REF VALUE (g/t) Au	NO. OF SUBMISSIONS	GOLD GRADE (g/t) MIN	MAX	MEAN	STD DEV	CoV
Ox46	1.037	18	0.970	1.090	1.040	0.030	0.030
Ox63	5.865	87	5.220	6.480	5.810	0.210	0.040
Ox45	0.081	178	0.005	0.200	0.082	0.012	0.153
Oxc44	0.197	198	0.005	0.260	0.199	0.028	0.139
Ox58	0.201	259	0.160	0.250	0.204	0.014	0.070
OxE56	0.611	256	0.520	0.710	0.618	0.030	0.049
OxF41	0.815	43	0.760	0.830	0.799	0.023	0.029
OxF65	0.805	10	0.720	0.810	0.770	0.027	0.034
OXG46	1.037	73	0.970	1.112	1.030	0.035	0.034
OXG60	1.025	108	0.860	1.140	1.031	0.049	0.048
OXH19	1.344	4	1.260	1.370	1.310	0.050	0.038
OXH37	1.286	93	1.150	1.460	1.210	0.053	0.040
OXH52	1.291	34	1.230	1.380	1.313	0.028	0.021
OXH55	1.282	45	0.740	1.440	1.272	0.109	0.086
OXI40	1.857	246	1.570	2.060	1.844	0.004	0.002
OxI54	1.868	110	0.780	2.420	1.846	0.131	0.071
OXI67	1.817	67	1.500	2.010	1.831	0.093	0.051
OXJ64	2.366	310	2.000	2.630	2.346	0.108	0.046
OXJ68	2.342	35	2.080	2.450	2.301	0.085	0.037
OXK35	3.489	32	3.200	3.650	3.480	0.100	0.030
OxK48	3.557	266	0.590	4.890	3.499	0.308	0.088
OxK69	3.583	31	3.180	4.000	3.582	0.029	0.008
OXL34	5.785	59	5.450	6.310	5.789	0.165	0.028
OxL51	5.850	48	5.610	6.070	5.836	0.103	0.018
OxL63	5.865	74	0.020	10.600	5.824	0.973	0.167
OXN49	8.543	10	7.210	7.590	7.440	0.125	0.021
OXN62	7.706	111	6.560	8.840	7.674	0.336	0.044
OXP39	14.890	77	13.400	16.250	14.688	0.498	0.034
OxP50	14.890	318	14.000	16.600	15.165	0.370	0.024
OxP61	14.920	176	0.010	17.800	14.651	2.191	0.150
SE29	0.597	21	0.540	0.680	0.608	0.036	0.058
SF23	0.831	94	0.650	0.920	0.818	0.034	0.041
SF30	0.832	34	0.040	1.280	0.811	0.168	0.207
SG31	0.996	2	0.890	0.950	0.920	0.030	0.033
SH24	1.326	68	0.030	1.390	1.296	0.159	0.123
SH35	1.323	17	0.520	1.430	1.295	0.199	0.153
Si42	1.761	50	1.630	1.860	1.761	0.046	0.026
SJ10	2.643	17	2.380	2.700	2.571	0.078	0.031
SJ22	2.604	173	2.500	2.680	2.599	0.040	0.016
SJ32	2.645	76	1.580	2.930	2.597	0.179	0.069
SJ39	2.641	2	2.440	2.470	2.455	0.015	0.006
SK21	4.048	146	3.810	4.310	4.048	0.093	0.023
SK33	4.041	79	3.480	4.200	3.972	0.124	0.031
SK43	4.086	43	3.590	4.350	4.074	0.187	0.046
SL20	5.911	113	5.300	6.090	5.913	0.101	0.017
SL34	5.893	50	4.950	6.350	5.885	0.259	0.044
SN16	8.367	46	7.980	8.680	8.363	0.169	0.020
SN26	8.543	31	7.960	8.690	8.425	0.171	0.020
SN38	8.573	9	8.260	8.740	8.523	0.148	0.017
SP37	18.140	160	15.200	19.800	17.522	0.838	0.048

Appendix 23: Metallurgical and Processing Test Report by MDM Engineering

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REG NO. 101768 C1/GBL

13. MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Summary

A pre-feasibility study was completed by Senet (South Africa) looking at two possible process routes covering ore processing using Heap leach and an alternative milling and CIL (Carbon in Leach) recovery route in 2010/ 2011. This was associated with a number of sample analysis programmes performed by Kappes Cassiday & associates (Nevada) and SGS (South Africa).

These reports identified the amenability of the ore body to either heap leaching or full milling and CIP gold recovery routes.

Banro awarded MDM the contract to perform the detailed design and construction of a heap leach plant in September 2011.

Kappes Cassiday & associates (KCA)(Nevada) performed heap leach on the ore body and reported the following results.

Kappes Cassiday & Associates Leach Results	Ore	Oxide		Tansitional	
Crusher Product Size	P100 mm	25	9	25	9
Column Leach Recovery	Au %	87%	89%	71%	87%
Leach Time	Days	112	112	167	167
Agglomeration	Kg/t Cement Added	2.00	2.00	3.01	3.01

The reported recoveries in a column leach do not take account for losses associated with channelling and edge material losses experienced in operating conditions. KCA concluded that at a crusher product particle top size of 9.5mm, a heap leach could achieve 86% for oxides and 84% for transitional ore.

MDM did not dispute any of these results, but did make observations of the available drill cores and commented from visual inspection of adits on site. These identified concerns with identified schist in the ore which was seen as sticky in nature. From past experience MDM have seen similar material to be problematic when processed through a conventional crushing plant.

MDM's recommendation to address this is to operate a wet washing crushing plant to ensure that the sticky ore does not cause chokes and reduced process throughput. This allowed the benefits of gravity recovery on fines to be identified.

To confirm this revised process route new samples of Oxide were collected by the geologists using standard sampling routes and this was sent to SGS (South Africa) to provide additional test results on the changes to the overall process.

The aims of the campaign were:

- To confirm a number of crushing indices being compressive strength, bond crushability and abrasive indices
- To establish ore gold content and particle size distribution of ore crushed to the previously determined 10mm particle size.
- To identify the possible gravity recovery achievable on fines less than 2mm removed from the crushing process.
- To determine gold recovery of -150 micron material removed from gravity tailings by conventional cyanide based carbon in leach.
- To identify permeability of re-composited crusher fines without agglomeration.
- To identify pressurised permeability of re-composited heap leach feed.
- To identify settling characteristics of gravity tailings fines component.
- To perform leach tests on gravity tailings fines component.
- Results from these tests have been used as the basis for the updated flow sheet development, process selection and forecast recoveries described in this report.

The mine geologists took three samples from reef interfaces in three adits representing the three main ore types using standard sampling procedures. Each sample of approximately 300kg each was sent to SGS (Johannesburg) where the programmes were performed.

Table 19.1 - 2

Laboratory Test Results

Ore Characteristics	Unit	Namoya	Kakula	Mwendamboko	Design Basis
Ore Head Grade (Au):	g/t	3.50	4.12	2.02	2.50
Specific Gravity:	t/m^3	2.65	2.66	2.69	2.54
Bond Crushibility	kwh/t	5.5 +-1.0	6.4+-2.7	6.0+-1.5	
Max	kwh/t	8.17	14.1	8.6	
UCS	Mpa	81.3	123.9	193.9	
Abrasion Index		0.2581	0.3061	0.334	
Mass Distribution					
	-2mm Fraction %	51.52%	33.76%	40.15%	41.81%
	-150um fraction %	14.15%	7.51%	9.85%	10.50%
Gold Deportment					
	-2mm Fraction %	47.19%	26.18%	55.26%	42.88%
	-150um fraction %	14.36%	7.26%	20.84%	
Gravity Recovery					
Mass Pull %		0.16%	0.17%	0.13%	
Recovery Au %		15.87%	25.64%	29.50%	22.50%
Thickener Test					
Floc Dossage	g/t	100	100	100	
Settled Density	% solids m/m	37%	48.70%	42.90%	40%
Rise rate	m/h	7.7	19.2	11.9	
Settling rate	t/m2/day	12.6	58.5	36	
Leach vs CIL (Gravity tails -150um)					
Leach test Results	Au Recov. %	94.80%	94.80%	94.60%	
CIL Leach Tests	Au Recov. %	95.70%	97.40%	95.70%	95%
Permeability	Solution Flow l/h	100	100	100	
Pressure Permeability	10 litres /h /m^2	17	17	17	
Column Leach Test Results	Au Recovery %	NA	NA	NA	84%

The results show that the ore has a high compressive strength but an overall low crushing work index which is probably as a result of the hard quartzitic matrix in the ore.

The gold deportment showed relatively linear deportment characteristics relative to particle size.

The crusher product (-10mm) had an average of 41.74% of the mass in the -2mm fraction which will be sent to the gravity section along with 42.88% of the gold.

Gravity test results showed variable gold recoveries in a hand panned laboratory concentrate giving a gravity recovery between 15.8 and 29.5% (average 22.5%) for the three ore types.

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Settling tests were performed on the fines fraction (-150 micron) which is generated as the fines product from the gravity tailings. This will provide the feed to the fines cyanide leach plant.

Flocculation tests on this fines fraction identified that a M333 flocculant could achieve good settling results at a high 100g/t flocculant addition with reasonable rise and settling rates. The indicated settling density is however low between 37 & 47% solids, which is less than the desirable 50% solids m/m. Plant design has been based on an average 40% solids m/m for CIL feed. Further work is still in progress to see if high compression thickening may improve this underflow density.

Bottle roll leaches on the fines fraction identified that excellent leach recoveries of greater than 95% could be achieved using the carbon in leach process (CIL). It did however identify a slight preg-robbing effect of between 0.9 to 2.6% difference in recovery, so the CIL route will be utilised.

Summary of effective mass pull and recoveries for the overall plant process.

	Mass Pull /%	Gold Deportment/ %	Tonnage	Head Grade	Recovery	Effective Gold Rec.	Au Kg/mnth
			tph	Au g/t	%	%	
Crusher Feed			400	2.50	88.1%	88%	418
Gravity feed	41.74%	42.88%	167	2.57	22.5%	10%	40.3
CIL feed	10.50%	11.32%	42	2.09	95.0%	8%	34.8
Heap Leach feed	89.50%		358	2.28	86.0%	70%	293.2
Heap Leach Tails			358	0.32	8.1%	1%	3.9
CIL Tails			42	0.10	0.3%	0%	0.0
							368.4

Overall leach results along with previously determined heap leach gravity results indicate that for a heap leach recovery of 86% (Kappes Cassiday) along with gravity recovery of 22%.

The plant results indicate that the plant can achieve a 10% effective overall recovery by gravity processes on -2mm crusher fines along with an effective 8% recovery of gravity fines leaching in a CIL plant which along with the fractional 86% heap leach recovery (overall effective 70%) gives an overall recovery of 88% for the oxide ore.

13.1.1. Summary of Namoya Testwork Programme

This report refers to some of the following reports which have previously been published on the Namoya Project

Transition Composite Report of Metallurgical Tests, Kappes Cassiday and Associates Reno Nevada, SP/ 340, Proj No 319C, May 2009

Namoya Project Report of Metallurgical Tests, Kappes Cassiday and Associates Reno Nevada, SP/ 340, Proj No 319C, May 2008

SGS Laboratory Scoping Report- Banro Namoya Project (DRC), Report No: MET 07/U82, 2007

Extended Gravity Recoverable Gold (EGRG) Testwork on two ore samples from the Namoya project Submitted by Senet (PTY) Ltd, Senet 02/08, June 2008

Modelling of the Proposed Gravity Recovery Circuit at the Namoya Project, Senet 04/08, June 2008

A General Mineralogical and Gold Deportment Study on One Gold Bearing Ore Sample from the Namoya Project, SGS (South Africa), 07/539, May 2008

In addition to this additional work was performed to investigate specific characteristics of the proposed gravity heap leach plant where work was not previously performed.

SGS (Johannesburg) carried out the recent Namoya programme.

The tests programme included the following:

- Sample Preparation
- Sample drying
- Crushing to 10mm
- Fines Splitting
- Head Assay
- Gold Deportment characaterisation
- Bond Abrasion Index
- Crusher Work Index
- Uniaxial Compressive Strength Test (UCS)
- Crusher product screening 2mm
- Gravity Recovery
- Thickening tests
- Preg-Robbing Leach
- Viscosity Tests
- Uncompressed permeability Tests
- Compressed Permeability Tests
- Column leach tests

13.1.2.Summary of Test Procedures

Sample Preparation

From each of the three bulk samples, individual samples were taken and submitted for various analyses. The samples were split with some sample being kept for the crusher indices and the remainder was crushed to achieve the required 10mm final product size for all subsequent tests

Crusher Indices

Bond crusher, UCS and abrasion indices were determined according to standard laboratory procedures. For details refer to SGS tests procedure.

Gold Deportment

A representative 10kg sample of the crusher product for each ore type was taken and sent for full mass screen analysis. The mass fractions generated from the analysis were weighed and submitted for gold fire assay.

Fines Removal

Another larger sample of crushed ore was bulk screened at 2mm to generate a -2mm fines fraction for gravity.

Gravity Separation

A 10kg sample of fines (-2mm) from each ore type was submitted for Knelson gravity tests.

The following procedure was used:

- Batch gravity concentration tests were conducted using a Knelson centrifugal concentrator to establish gravity recovery
- Redress the concentrate by hand panning to produce the final concentrate
- Assay final concentrate, middling, and tails for gold

Gravity Tailings Processing

Gravity tailings samples (including redress tailings) were screened at 150um with the fines fraction reporting to the fines leach and the coarse fraction being re-composited in the correct ratio with the remaining sample of +2mm crusher product for subsequent heap leach.

Thickening

Samples of the gravity tailings fines fraction (-150 micron) were tested for flocculant amenability and dosing calculations with corresponding settling and rise rate determination.

Preg-Robbing

The gravity fines samples was also subject to various bottle roll tests to determine leach recovery and differential recovery between conventional cyanide leach versus a leach with carbon.

- Leach time 48hrs
- Tailings assayed for gold
- Carbon assays and final leach solution assayed for gold
- Reagent consumption, CaO, and NaCN determined

Viscosity Determination Tests

The Viscosity determinations were carried out on 600 ml samples of slurry containing 50% solids (by mass). Each slurry sample was placed in an 800 ml glass beaker and the viscosity determined

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using a Brookfield DV – 1 viscometer. The No.1 and 2 spindles were used at 100 rpm, and a maximum torque was aimed for. Weighed masses of dry, milled ore were added to set volumes of water to produce slurries containing 50% solids at a leaching pH level.

13.2. Summary of Results

Particle Size & Gold Deportment

The gold deportment results are as follows:

	Namoya					
	Total solids				Au distribution	
Size (mm)	Mass retained (g)	Cumulative % Passing	Au Grade (g/t)	Au mass retained(g)	Discrete (%)	Cumulative % Passing
10	0.00	100.00	-	-	-	100.00
6	1333.31	86.68	3.23	4.31E-03	12.10	87.90
2	3540.80	51.32	4.09	1.45E-02	40.70	47.19
1.18	1185.87	39.47	3.11	3.69E-03	10.37	36.83
0.6	1210.66	27.38	2.26	2.74E-03	7.69	29.14
0.3	962.27	17.77	3.34	3.21E-03	9.03	20.11
0.212	174.47	16.03	6.82	1.19E-03	3.34	16.76
0.15	187.94	14.15	4.55	8.55E-04	2.40	14.36
0.106	139.04	12.76	5.75	7.99E-04	2.25	12.11
0.075	126.85	11.49	6.48	8.22E-04	2.31	9.80
Pan	1150.79		3.03	3.49E-03	9.80	
Total	10012.00			3.56E-02		
Calculated Head				**3.55**		
Measured head				**3.50**		

	Kakula					
	Total solids				Au distribution	
Size (mm)	Mass retained (g)	Cumulative % Passing	Au Grade (g/t)	Au mass retained(g)	Discrete (%)	Cumulative % Passing
10	0.00	100.00	-	-	-	100.00
6	2524.38	74.73	6.69	1.69E-02	33.78	66.22
2	4093.40	33.76	4.89	2.00E-02	40.04	26.18
1.18	904.58	24.70	3.09	2.80E-03	5.59	20.59
0.6	807.91	16.61	2.84	2.29E-03	4.59	16.00
0.3	615.13	10.46	2.49	1.53E-03	3.08	12.93
0.212	136.62	9.09	12.10	1.65E-03	3.31	9.63
0.15	158.08	7.51	7.49	1.18E-03	2.37	7.26
0.106	121.76	6.29	7.31	8.90E-04	1.78	5.48
0.075	116.68	5.12	8.74	1.02E-03	2.04	3.44
Pan	511.46		3.36	1.72E-03	3.44	
Total	9990.00			5.00E-02		
Calculated Head				**5.00**		
Measured head				**4.12**		

	Mwendamboko					
	Total solids				Au distribution	
Size (mm)	Mass retained (g)	Cumulative % Passing	Au Grade (g/t)	Au mass retained(g)	Discrete (%)	Cumulative % Passing
10	0.00	100.00	-	-	-	100.00
6	2107.88	78.96	1.15	2.42E-03	12.21	87.79
2	3869.00	40.15	1.68	6.48E-03	32.53	55.26
1.18	1088.58	29.28	1.70	1.85E-03	9.33	45.92
0.6	962.40	19.67	1.55	1.49E-03	7.52	38.41
0.3	697.74	12.71	2.57	1.79E-03	9.04	29.37
0.212	140.89	11.30	6.56	9.24E-04	4.66	24.71
0.15	145.96	9.85	5.27	7.69E-04	3.88	20.84
0.106	104.87	8.80	11.10	1.16E-03	5.87	14.97
0.075	111.27	7.69	7.39	8.22E-04	4.14	10.83
Pan	770.40		2.79	2.15E-03	10.83	
Total	10020.00			1.98E-02		
Calculated Head				**1.98**		
Measured head				**2.02**		

13.3. Crusher Indices

The various crusher results are reported below:

Crushability:

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The following bond crushability results are reported.

Rock No.	Sample ID	Impact Thickness H (mm)	Impact Angle (°)	Impact Energy E (N.m)	Impact Strength C (N)	Work Index Wi kW.h/t
01	NAMOYA	63.45	35	17.62	277.70	5.60
02		62.65	37	19.62	313.15	6.32
03		55.49	33	15.72	283.26	5.71
04		59.21	37	19.62	331.35	6.68
05		57.15	32	14.80	259.05	5.23
06		56.19	32	14.80	263.48	5.32
07		64.11	34	16.66	259.82	5.24
08		61.8	42	25.03	404.94	8.17
09		62.9	35	17.62	280.13	5.65
10		61.44	33	15.72	255.83	5.16
11		58.62	29	12.22	208.39	4.20
12		60.75	33	15.72	258.74	5.22
13		64	35	17.62	275.31	5.55
14		61.78	28	11.40	184.60	3.72
15		59.8	34	16.66	278.54	5.62
16		60.53	28	11.40	188.41	3.80
17		62.63	34	16.66	265.96	5.37
18		60.6	35	17.62	290.76	5.87
19		62.61	34	16.66	266.04	5.37
20		59.71	36	18.61	311.63	6.29
					Average	5.5 ± 1.0
					Maximum	8.17
					S.G.	2.65

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Rock No.	Sample ID	Impact Thickness H (mm)	Impact Angle (°)	Impact Energy E (N.m)	Impact Strength C (N)	Work Index Wi kW.h/t
01	KAKULA	65.5	36	18.61	284.0	5.7
02		62.0	38	20.65	333.0	6.7
03		61.4	56	42.95	699.7	14.1
04		61.4	32	14.80	241.0	4.8
05		57.9	32	14.80	255.8	5.1
06		65.1	36	18.61	285.7	5.7
07		63.2	35	17.62	278.7	5.6
08		68.1	56	42.95	630.4	12.7
09		64.9	34	16.66	256.8	5.2
10		64.6	42	25.03	387.5	7.8
11		64.7	34	16.66	257.3	5.2
12		59.8	28	11.40	190.7	3.8
13		63.4	29	12.22	192.7	3.9
14		61.1	43	26.17	428.6	8.6
15		61.5	32	14.80	240.9	4.8
16		61.2	33	15.72	257.0	5.2
17		58.9	42	25.03	425.0	8.5
18		61.4	32	14.80	241.0	4.8
19		62.7	34	16.66	265.8	5.3
20		59.1	29	12.22	206.6	4.2
					Average	6.4 ± 2.7
					Maximum	14.1
					S.G.	2.66

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Rock No.	Sample ID	Impact Thickness H (mm)	Impact Angle (°)	Impact Energy E (N.m)	Impact Strength C (N)	Work Index Wi kW.h/t
01	MWEDANBOKO	66.2	36	18.61	281.0	5.6
02		55.3	29	12.22	220.9	4.4
03		64.9	33	15.72	242.3	4.8
04		60.1	36	18.61	309.9	6.2
05		62.0	34	16.66	268.7	5.3
06		62.2	35	17.62	283.4	5.6
07		61.9	42	25.03	404.3	8.0
08		61.0	33	15.72	257.8	5.1
09		60.5	43	26.17	432.8	8.6
10		64.4	29	12.22	189.8	3.8
11		61.9	34	16.66	269.0	5.3
12		60.7	28	11.40	188.0	3.7
13		62.1	42	25.03	403.1	8.0
14		56.9	35	17.62	309.9	6.2
15		61.2	37	19.62	320.6	6.4
16		61.9	37	19.62	316.8	6.3
17		65.1	35	17.62	270.8	5.4
18		61.3	42	25.03	408.3	8.1
19		68.1	36	18.61	273.3	5.4
20		58.6	42	25.03	427.2	8.5
					Average	6.0 ± 1.5
					Maximum	8.6
					S.G.	2.69

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UCS Results

SPECIMEN PARTICULARS		SPECIMEN DIMENSIONS					SPECIMEN TEST RESULTS		
Rock No. 4534-	Sample ID	Diameter mm	Height mm	Ratio of Height to Diameter	Mass g	Density g/cm³	Failure Load kN	Strength (UCS) MPa	Failure Code
UCS-01A	Namoya	29.84	56.53	1.89	103.11	2.61	67.70	96.81	XA
UCS-01B		29.80	45.68	1.53	78.97	2.48	15.96	22.88	3B
UCS-01C		29.89	33.03	1.11	58.65	2.53	99.86	142.31	XA
UCS-01D		29.68	35.70	1.20	63.44	2.57	6.84	9.89	4B
UCS-01E		29.18	27.29	0.94	46.14	2.53	89.95	134.51	XB
							Average UCS	**81.3**	
UCS-02A	Kakula	29.85	36.60	1.23	66.29	2.59	135.17	193.15	XB
UCS-02B		29.77	48.60	1.63	88.52	2.62	98.42	141.40	0B
UCS-02C		29.69	41.25	1.39	75.11	2.63	154.51	223.18	XA
UCS-02D		29.82	45.88	1.54	77.19	2.41	20.80	29.78	3B
UCS-02E		29.84	43.58	1.46	70.34	2.31	22.49	32.16	0B
							Average UCS	**123.9**	
UCS-03A	Mwedanboko	29.78	62.34	2.09	112.98	2.60	129.61	186.08	YA
UCS-03B		29.75	41.37	1.39	75.30	2.62	211.09	303.67	YA
UCS-03C		29.75	42.56	1.43	77.23	2.61	164.67	236.89	0B
UCS-03D		29.79	53.04	1.78	97.20	2.63	66.01	94.71	0B
UCS-03E		29.65	33.58	1.13	60.60	2.61	150.88	218.52	XA
UCS-03F		29.51	37.09	1.26	66.66	2.63	84.39	123.39	0B
							Average UCS	**193.9**	

Abrasion results

Client ID	Paddle Mass Before Test (g)	Paddle Mass After Test (g)	Abrasion index Ai (g)	Life Factor LF
NAYOMA	91.4807	91.2030	0.2777	1.67
	91.2030	90.9645	0.2385	1.88
			0.2581	1.77
KAKULA	90.9665	90.6548	0.3117	1.53
	90.6548	90.3542	0.3006	1.57
			0.3061	1.55
MWEDANBOKO	91.5414	91.2002	0.3412	1.42
	91.2002	90.8734	0.3268	1.47
			0.3340	1.44

MDM ENGINEERING

13.4. Gravity results

Test A

NAMOYA

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	12.10	295.20	3.57E-03	0.12	10.24
Midds - Calc'd	62.30	3.44	2.14E-04	0.62	0.61
Tails	9905.60	3.14	3.11E-02	99.25	89.15
Feed	9980.00	3.50	3.49E-02		
Assayed		3.5			

Test B

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	17.40	331.70	5.77E-03	0.17	15.85
Midds - Calc'd	54.80	5.51	3.02E-04	0.55	0.83
Tails	9911.80	3.06	3.03E-02	99.28	83.32
Feed	9984.00	3.65	3.64E-02		
Assayed		3.5			

Test C

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	14.90	308.30	4.59E-03	0.15	14.72
Midds - Calc'd	60.90	3.43	2.09E-04	0.61	0.67
Tails	9924.20	2.66	2.64E-02	99.24	84.61
Feed	10000.00	3.12	3.12E-02		
Assayed		3.5			

Test D

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	17.40	368.30	6.41E-03	0.17	20.35
Midds - Calc'd	58.10	2.89	1.68E-04	0.58	0.53
Tails	9924.50	2.51	2.49E-02	99.26	79.11
Feed	10000.00	3.15	3.15E-02		
Assayed		3.5			

Test E

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	16.64	364.00	6.06E-03	0.17	18.18
Midds - Calc'd	59.36	2.76	1.64E-04	0.59	0.49
Tails	9924.00	2.73	2.71E-02	99.24	81.33
Feed	10000.00	3.33	3.33E-02		
Assayed		3.5			

MDM ENGINEERING

Test A

KAKULA

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	15.54	368.00	5.72E-03	0.16	18.54
Midds - Calc'd	77.46	2.99	2.32E-04	0.77	0.75
Tails	9918.00	2.51	2.49E-02	99.07	80.71
Feed	10011.00	3.08	3.08E-02		
Assayed		3.21			

Test B

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	21.20	414.00	8.78E-03	0.21	27.31
Midds - Calc'd	67.80	2.58	1.75E-04	0.68	0.54
Tails	9908.00	2.34	2.32E-02	99.11	72.14
Feed	9997.00	3.21	3.21E-02		
Assayed		3.21			

Test C

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	16.70	472.20	7.89E-03	0.17	26.68
Midds - Calc'd	71.30	2.79	1.99E-04	0.71	0.67
Tails	9897.00	2.17	2.15E-02	99.12	72.65
Feed	9985.00	2.96	2.96E-02		
Assayed		3.21			

Test D

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	15.68	531.70	8.34E-03	0.16	27.53
Midds - Calc'd	70.32	3.20	2.25E-04	0.70	0.74
Tails	9920.00	2.19	2.17E-02	99.14	71.73
Feed	10006.00	3.03	3.03E-02		
Assayed		3.21			

Test E

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	15.52	568.00	8.82E-03	0.15	28.15
Midds - Calc'd	80.48	2.73	2.20E-04	0.80	0.70
Tails	9989.48	2.23	2.23E-02	99.05	71.14
Feed	10085.48	3.10	3.13E-02		
Assayed		3.21			

MDM ENGINEERING

Test A

MWENDAMBOKO

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	13.30	461.00	6.13E-03	0.13	31.76
Midds - Calc'd	66.70	1.61	1.07E-04	0.67	0.56
Tails	9897.00	1.32	1.31E-02	99.20	67.68
Feed	9977.00	1.93	1.93E-02		
Assayed		2.02			

Test B

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	12.50	518.00	6.48E-03	0.13	32.44
Midds - Calc'd	67.50	1.77	1.19E-04	0.68	0.60
Tails	9900.30	1.35	1.34E-02	99.20	66.96
Feed	9980.30	2.00	2.00E-02		
Assayed		2.02			

Test C

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	8.00	721.00	5.77E-03	0.08	30.18
Midds - Calc'd	75.00	1.95	1.46E-04	0.75	0.77
Tails	9921.00	1.33	1.32E-02	99.17	69.05
Feed	10004.00	1.91	1.91E-02		
Assayed		2.02			

Test D

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	14.30	324.60	4.64E-03	0.14	24.04
Midds - Calc'd	66.70	2.90	1.93E-04	0.67	1.00
Tails	9914.00	1.46	1.45E-02	99.19	74.96
Feed	9995.00	1.93	1.93E-02		
Assayed		2.02			

Test E

Gravity Stream	Mass (g)	Au assay (ppm)	Mass of Au (g)	Mass pull (%)	Au recovery (%)
Concentrate	16.80	323.40	5.43E-03	0.17	27.31
Midds - Calc'd	67.20	4.09	2.75E-04	0.67	1.38
Tails	9919.00	1.43	1.42E-02	99.16	71.31
Feed	10003.00	1.99	1.99E-02		
Assayed		2.02			

13.5. Preg-Robbing Testwork

Sample	TEST DESCRIPTIO	Leach Time	Reagent Consumption		Cyanidation				Calculated	Au Dissolution based on assayed head		Au Dissolution	Accountability
			NaCN	CaO	Head	Residue	Carbon	Solution	Head			Based on	Au
		(hrs)	(kg/t Feed)	(kg/t Feed)	Au (g/t)	Au (g/t)	Au (g/t)	Au (mg/l)	Au (g/t)	Based on residue (%)	Based on carbon and soln (%)	Calc Head (%)	(%)
Namoya Gravity Tails	CIL	48	0.7	0.8	2.10	0.09	79.3	<0.1	2.05	95.7	93.0	95.6	97.3
Namoya Gravity Tails	CN	48	0.7	0.7	2.10	0.11	0.00	2.10	2.21	94.8	99.7	95.0	105.0
Kakula Gravity Tails	CIL	48	0.8	0.5	2.31	0.06	97.6	<0.1	2.42	97.4	101.9	97.5	104.5
Kakula Gravity Tails	CN	48	0.7	0.5	2.31	0.12	0.00	2.20	2.33	94.8	95.5	94.9	100.7
Mwendamboko Gravity Tails	CIL	48	0.8	0.5	1.85	0.08	68.8	<0.1	1.89	95.7	97.9	95.8	102.2
Mwendamboko Gravity Tails	CN	48	0.7	0.5	1.85	0.10	0.00	1.80	1.91	94.6	97.6	94.8	103.0

13.6. Discussion

The programme identified the following ore characteristics.

Gold Deportment:

All of the ores tested showed no bias in gold deportment relative to particle size when crushed to a P100 10mm.

Screening ore crushed to 10mm at 2mm has a 41.74% mass pull and 42.88% gold allocation to fines. The Namoya ore had a higher mass pull at 51.32% to the fines fraction.

Gravity recovery tests:

Gravity gold recoveries of between 15.87 and 29.5%, averaging 22.5%, were achieved.

Fines generation less than 150 micron ranged from 7.26 to 20.84%, averaging 10.5%.

Heap leach permeability tests without agglomeration identified that solution flow of up to 100 litre/ h/ m2 were achievable which far exceeds all normal operating conditions.

Compressed permeability tests proved that 10 litres/ hour / m^2 can permeate the column up to a pressure of 25bar which is equivalent to 17m head.

Thickener tests of gravity tails fines (-150 micron) identified that M333 flocculant can produce a clear overflow at 100g/t dosage with rise rates of between 7.7 to 19.2m/h and a settling flux of 12.6 to 58 t/m2/day. The only concern is the low unstirred settled density of between 37 to 48.7% solids m/m.

Gold preg-robbing tests identified a 0.9 to 2.6% recovery benefit of leaching in the presence of carbon confirming preg-robbing issues.

Leach tests identified that a leach recovery of between 95.7 to 97.4% is achievable on the fine ore.